      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                             i2 TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                                   7372                                  75-2294945
 (State or other jurisdiction of            (Primary Standard Industrial                   (I.R.S. Employer
  incorporation or organization)            Classification Code Number)                  Identification No.)

                    909 E. LAS COLINAS BOULEVARD, 16TH FLOOR
                              IRVING, TEXAS 75039
                                 (214) 860-6000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               WILLIAM M. BEECHER
                            CHIEF FINANCIAL OFFICER
                             i2 TECHNOLOGIES, INC.
                    909 E. LAS COLINAS BOULEVARD, 16TH FLOOR
                              IRVING, TEXAS 75039
                                 (214) 860-6000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                   RONALD G. SKLOSS                                          J. NIXON FOX III, ESQ.
                   THOMAS R. NELSON                                         JOSEPH F. DANIELS, ESQ.
           BROBECK, PHLEGER & HARRISON LLP                              GRAY CARY WARE & FREIDENRICH LLP
           301 CONGRESS AVENUE, SUITE 1200                              100 CONGRESS AVENUE, SUITE 1440
                 AUSTIN, TEXAS 78701                                          AUSTIN, TEXAS 78701
              TELEPHONE: (512) 477-5495                                    TELEPHONE: (512) 457-7000
              FACSIMILE: (512) 477-5813                                    FACSIMILE: (512) 457-7070

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: At the effective time of the merger of a wholly owned subsidiary of the Registrant with and into Sales Marketing Administration Research Tracking Technologies, Inc. ("SMART"), which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all conditions to the closing of such merger.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ] ______

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ] ______
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED             PROPOSED
                                                 AMOUNT             MAXIMUM              MAXIMUM             AMOUNT OF
          TITLE OF EACH CLASS OF                  TO BE          OFFERING PRICE         AGGREGATE           REGISTRATION
       SECURITIES TO BE REGISTERED            REGISTERED(1)       PER SHARE(2)      OFFERING PRICE(2)           FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.00025 per
  share...................................      2,141,603           $0.0003               $9,758               $2.71
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Based upon the maximum number of shares of common stock of the Registrant that may be issued pursuant to the merger.

(2) Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"). This fee has been computed pursuant to Rule 457(f)(2) thereof and is based on a maximum of 29,274,949 shares of SMART common stock to be exchanged or canceled pursuant to the merger, which includes shares of SMART common stock issuable upon exercise of all outstanding options and certain warrants to purchase SMART capital stock and, due to SMART's accumulated deficit, using one-third of the $0.001 par value per share of SMART capital stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  [SMART LOGO]

                                                                   June   , 1999

Dear SMART Stockholder:

     I am pleased to forward the enclosed consent solicitation/prospectus requesting your approval of a merger that would result in Sales Marketing Administration Research Tracking Technologies, Inc., also known as SMART, becoming a wholly owned subsidiary of i2 Technologies, Inc., and your approval and adoption of the merger agreement associated with the merger.

     We are very excited by the opportunities we envision for the combined company. Your Board of Directors has carefully studied the terms and conditions of the merger and unanimously recommends that you approve the merger agreement.

     In the materials accompanying this letter you will find a consent solicitation/prospectus relating to proposals requiring your approval and one or more written consents. You will receive more than one written consent if you own shares of different classes of SMART capital stock. This document more fully describes the merger and the proposals before you. YOU SHOULD READ AND CAREFULLY CONSIDER THIS CONSENT SOLICITATION/PROSPECTUS IN ITS ENTIRETY, PARTICULARLY THE MATTERS REFERRED TO UNDER "RISK FACTORS" STARTING ON PAGE 5.

     You should note that certain stockholders of SMART who collectively own approximately 79% of SMART's outstanding capital stock have agreed to vote their shares in favor of the merger. However, the merger agreement and the merger must be approved and adopted by the holders of SMART capital stock representing at least 90% of the outstanding shares of SMART capital stock and at least a majority of each class or series of SMART preferred stock, each acting as a separate class.

     On behalf of the SMART Board of Directors, we thank you for your support and ask you to act by written consent to approve and adopt the merger agreement and the merger, and, where appropriate, the conversion of SMART Series A Preferred Stock and Series B Preferred Stock into SMART common stock and the termination of agreements providing certain rights to holders of SMART preferred stock.

                                         Sincerely,

                                         Bryan E. Plug
                                         President and Chief Executive Officer

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES BEING OFFERED BY I2 OR DETERMINED IF THIS CONSENT SOLICITATION/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This consent solicitation/prospectus is dated June   , 1999 and was first
sent to SMART stockholders on or about June   , 1999.

                    SALES MARKETING ADMINISTRATION RESEARCH
                          TRACKING TECHNOLOGIES, INC.
                            11701 STONEHOLLOW DRIVE
                              AUSTIN, TEXAS 78758
                 ---------------------------------------------

                                MERGER PROPOSED

                    YOUR WRITTEN CONSENT IS VERY IMPORTANT.
                 ---------------------------------------------

To the Stockholders of SMART:

     The Board of Directors of Sales Marketing Administration Research Tracking Technologies, also known as SMART, has approved a merger with i2 Technologies that would result in (1) your receipt of a fraction of a share of i2 common stock in exchange for each share of your SMART capital stock and (2) SMART becoming a wholly owned subsidiary of i2. i2 common stock trades on The Nasdaq National Market under the symbol "ITWO."

     The SMART Board of Directors unanimously recommends that:

     - All holders of SMART capital stock approve and adopt the merger agreement and approve the merger;

     - All holders of SMART Series A Preferred Stock and Series B Preferred Stock consent to the conversion of their Series A Preferred Stock and Series B Preferred Stock into SMART common stock, effective immediately prior to the merger; and

     - All holders of SMART preferred stock and four holders of SMART common stock consent to the termination of agreements which provide certain rights to holders of SMART preferred stock, effective immediately prior to the merger.

     These items are described more fully in the consent solicitation/prospectus attached to this notice. Depending upon the class or classes of SMART capital stock you hold, you may receive more than one written consent. Please take the time to complete and return to us the enclosed written consent or consents. If you sign, date and return a written consent, it will count as your consent to act in favor of the appropriate proposal. If you fail to return a written consent, it will count as a vote against the appropriate proposal. You may consent to these proposals only if you owned shares as of the close of business on May 12, 1999.

     PLEASE RETURN (1) EACH WRITTEN CONSENT BY FACSIMILE USING THE ENCLOSED
COVER SHEET AS SOON AS POSSIBLE, BUT NO LATER THAN JUNE   , 1999, TO J. NIXON
FOX III, ESQ., GRAY CARY WARE & FREIDENRICH LLP, AT FACSIMILE NUMBER (512) 457-7070, AND (2) EACH ORIGINAL EXECUTED WRITTEN CONSENT BY MAIL IN THE ENCLOSED
PREPAID ENVELOPE NO LATER THAN JUNE   , 1999 TO GRAY CARY WARE & FREIDENRICH
LLP, 100 CONGRESS AVENUE, SUITE 1440, AUSTIN, TEXAS 78701, ATTENTION: J. NIXON FOX III, ESQ. PLEASE DO NOT SEND ANY SMART STOCK CERTIFICATES AT THIS TIME.

                                         BY ORDER OF THE BOARD OF DIRECTORS

                                         Michael J. Feinstein
                                         General Counsel and Secretary

Austin, Texas
June   , 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................     1
  The Companies.............................................     1
  What You Will Receive in the Merger.......................     1
  A Portion of Your Shares Will Be Placed In Escrow.........     2
  Federal Income Tax Consequences...........................     2
  When the Merger Will Occur................................     2
  Rights of Dissenting Stockholders.........................     2
  Your Rights as a Stockholder Following the Merger.........     2
  Reasons for the Merger....................................     2
  Recommendation of SMART's Board of Directors..............     3
  Interests of Certain Persons in the Merger................     3
  Shares Entitled to Consent................................     3
  Consents Required.........................................     3
  Forward-Looking Statements May Prove Inaccurate...........     3
  Stockholder Agreements....................................     3
  Employment and Non-Competition Agreements.................     4
  Conditions to the Merger..................................     4
  Accounting Treatment......................................     4
  Termination of the Merger Agreement.......................     4
  Expenses..................................................     4
  Who Can Help Answer Your Questions........................     4
RISKS RELATED TO THE MERGER.................................     5
RISKS RELATED TO i2 AND SMART AS A COMBINED COMPANY.........     8
INVESTMENT RISKS............................................    16
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.............    17
TRADEMARKS..................................................    17
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF i2.......    18
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SMART....    19
SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  DATA......................................................    20
COMPARATIVE PER SHARE DATA..................................    21
MARKET PRICE AND DIVIDEND INFORMATION.......................    22
SOLICITATION OF WRITTEN CONSENTS OF SMART STOCKHOLDERS......    23
  Requested Date of Receipt of Written Consents.............    23
  Matters to be Approved by Written Consent.................    23
  Record Date and Shares Entitled to Act by Written
     Consent................................................    23
  Action by Written Consent.................................    23
  Consents Required.........................................    23
  Board Recommendation......................................    24
THE MERGER..................................................    25
  General...................................................    25
  Background of the Merger..................................    25
  Reasons for the Merger....................................    28
  Federal Income Tax Considerations.........................    30
  Accounting Treatment......................................    31
TERMS OF THE MERGER.........................................    32
  Conversion of Common Stock and Series C Preferred Stock...    32
  Conversion of Series A and Series B Preferred Stock.......    33
  Conversion of Options and Warrants........................    33

                                                              PAGE
                                                              ----
  Termination of Rights Agreements..........................    34
  Procedures for Exchanging Stock Certificates..............    35
  Notification Regarding Options............................    35
  Notification Regarding Warrants...........................    35
  Operations Following the Merger...........................    35
  The Merger Agreement......................................    36
  Related Agreements........................................    41
  Regulatory Matters........................................    42
  Appraisal Rights..........................................    42
INTERESTS OF CERTAIN PERSONS IN THE MERGER..................    44
i2 BUSINESS.................................................    46
i2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    57
i2 MANAGEMENT...............................................    68
i2 EXECUTIVE COMPENSATION AND OTHER MATTERS.................    70
i2 SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL
  STOCKHOLDERS..............................................    73
SMART BUSINESS..............................................    74
SMART MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    80
SMART SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL
  STOCKHOLDERS..............................................    87
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  STATEMENTS................................................    90
DESCRIPTION OF i2 CAPITAL STOCK.............................    98
  In General................................................    98
  Common Stock..............................................    98
  Preferred Stock...........................................    98
COMPARISON OF RIGHTS OF STOCKHOLDERS OF i2 AND SMART........    99
  Advance Notice of Stockholder Proposals...................    99
  Voting Requirements and Quorum of Stockholder Meetings....    99
  Size of the Board of Directors............................   101
  Electing Directors; Filling Vacancies on the Board of
     Directors; Removal of Directors........................   101
EXPERTS.....................................................   102
LEGAL MATTERS...............................................   103
WHERE YOU CAN FIND MORE INFORMATION.........................   103
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................   F-1

APPENDIX A -- Agreement and Plan of Merger and
  Reorganization............................................   A-1
APPENDIX B -- Escrow Agreement..............................   B-1
APPENDIX C -- Delaware General Corporation Law Section
  262 -- Appraisal Rights...................................   C-1

                                    SUMMARY

     The following summary highlights certain information found in greater detail elsewhere in this document. Even though SMART and i2 have highlighted what they feel is the information most important to you, SMART and i2 encourage you to carefully read this entire document and the documents referred to in this document for a complete understanding of the merger. See "Where You Can Find More Information" on page 103.

THE COMPANIES (PAGES 46 AND 74)

  i2 TECHNOLOGIES, INC.
  909 E. Las Colinas Boulevard, 16th Floor
  Irving, Texas 75039
  Telephone: (214) 860-6000

     i2 is a leading provider of electronic business process optimization, or eBPO, software solutions, licensed as part of the RHYTHM family of products. eBPO represents a new class of decision-intelligence software solutions that optimize and integrate core business processes, while driving intelligent collaboration with business partners. These processes include supply chain management, customer management and product lifecycle management, as well as inter-process planning and strategic planning. i2 also provides related services such as consulting, training and maintenance. i2's products enable businesses to optimize their business processes to realize increases in revenues, reductions in expenses and reductions in asset investments by improving the efficiency and effectiveness of determining when, where, what and how much to buy, make, move, store and sell. Additionally, i2's software enables its customers to benefit from the growth of the Internet by supporting new Internet/online customer facing applications and enabling re-engineering of supply chains to facilitate competitive e-business and fulfill e-commerce transactions.

  SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC. (SMART) 11701 Stonehollow Drive
  Austin, Texas 78758
  Telephone: (512) 719-9100

     SMART, acting through its wholly owned subsidiary, SMART Technologies, Inc., develops Internet-based Enterprise Relationship Management software. SMART's software utilizes the Internet to provide an interactive and individually addressable channel for customers with the reach and accessibility required for large enterprises.

WHAT YOU WILL RECEIVE IN THE MERGER (PAGE 32)

     If the merger is completed, you will receive shares of i2 common stock. Although the total number of shares of i2 common stock to be issued pursuant to the merger agreement will not change, the share exchange ratio will vary depending on the average of recent closing prices of i2 common stock and will be determined at the time the merger is completed and not at the time you consent to approval of the merger.

     Because of the liquidation preferences of the SMART Series C Preferred Stock, each share of Series C Preferred Stock of SMART is entitled to receive a fraction of a share of i2 common stock with a value equal to $3.00 calculated using the average closing price of i2 common stock over the 30 calendar day period ending three days prior to the closing of the merger. The balance of the shares of i2 common stock issuable in the merger will be allocated to the outstanding shares of SMART common stock, outstanding options exercisable for common stock of SMART and certain warrants to acquire SMART capital stock.

     Because of the lower liquidation preferences for the SMART Series A Preferred and SMART Series B Preferred Stock, holders of SMART Series A Preferred and SMART Series B Preferred Stock will convert their shares into shares of SMART common stock immediately prior to the closing. Each share of SMART Series A Preferred Stock is convertible into three shares of SMART common stock and each share of SMART Series B Preferred Stock is convertible into one share of SMART common stock.

     The following table reflects the approximate portion of a share of i2 common stock you would receive, depending upon the average of the closing prices of i2 common stock over the 30 calendar day period ending three days prior to closing of the merger, and the dollar value of the i2 common stock to be received, per share of SMART capital stock, calculated using the same average.

    AVERAGE OF CLOSING
        PRICES OF             SERIES A        SERIES B
     i2 COMMON STOCK         PREFERRED       PREFERRED
$40.......................  .2194($8.78)    .0731($2.93)
$35.......................  .2147($7.52)    .0715($2.50)
$30.......................  .2083($6.24)    .0694($2.08)
$25.......................  .1995($4.99)    .0665($1.66)

    AVERAGE OF CLOSING
        PRICES OF             SERIES C         COMMON
     i2 COMMON STOCK         PREFERRED         STOCK
$40.......................  .0750($3.00)    .0731($2.93)
$35.......................  .0857($3.00)    .0715($2.50)
$30.......................  .1000($3.00)    .0694($2.08)
$25.......................  .1200($3.00)    .0665($1.66)

     The actual market price per share of i2 common stock on the closing date of the merger may be more or less than an average stock price prior to that time. On May 26, 1999, the closing price per share of i2 common stock on The NASDAQ National Market was $31.38, and the average closing price of i2 common stock over the 30 calendar day period ending three days prior to May 26, 1999 was $33.03.

A PORTION OF YOUR SHARES WILL BE PLACED IN ESCROW (PAGE 40)

     Ten percent (10%) of the shares of i2 common stock you are entitled to receive will be placed in escrow for a period not to exceed one year from the closing of the merger. These shares will be used to satisfy any claims made by i2 prior to the expiration of the one-year period for any damages incurred by i2 as a result of any misrepresentation or breach of any warranty or agreement made by SMART in the merger agreement. Any of your shares remaining after this one-year period will be released from escrow and sent to you.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 30)

     SMART and i2 expect the merger to be treated as a tax-free reorganization for federal income tax purposes. As a result, the merger should not result in you recognizing a gain or loss on your share ownership (other than cash received in lieu of a fraction of a share or upon exercise of appraisal rights).

WHEN THE MERGER WILL OCCUR (PAGE 36)

     Assuming that both SMART and i2 satisfy or waive all of the conditions to the merger agreement, it is anticipated that the effective time of the merger will be on or before July 30, 1999. The date of the closing of the merger after satisfaction of all conditions to the merger, or when otherwise agreed to by SMART and i2, is referred to in this document as the closing date.

RIGHTS OF DISSENTING STOCKHOLDERS (PAGE 42)

     Assuming the condition to closing that the merger be approved by holders of at least 90% of the outstanding shares of SMART capital stock is satisfied or is waived, holders of SMART capital stock who did not consent to approve the merger may be entitled to appraisal rights.

YOUR RIGHTS AS A STOCKHOLDER FOLLOWING THE MERGER (PAGE 99)

     At the effective time of the merger, SMART stockholders will become i2 stockholders. There are important differences between the rights of SMART stockholders and i2 stockholders.

REASONS FOR THE MERGER (PAGE 28)

     SMART and i2 have identified several potential advantages of the merger that they believe will benefit you, SMART and i2.

     The merger is anticipated to benefit you by:

     - Reducing your exposure to risks inherent in SMART's (1) reliance on a limited number of products and (2) competition with larger companies with more diversified product lines and greater financial resources;

     - Providing you with investment liquidity through ownership of i2 common stock, which is quoted on The Nasdaq National Market; and

     - Allowing you to participate in the potential for growth of the combined company after the merger.

     The merger is anticipated to benefit SMART by:

     - Allowing SMART to utilize i2's large and experienced sales force to sell SMART's products and services; and

     - Allowing SMART to market its products through i2's distribution channels and sell its products with i2's products.

     The merger is anticipated to benefit i2 by:

     - Enhancing i2's eBPO product portfolio with the addition of SMART's customer management products;

     - Allowing i2 to secure ownership of SMART's technology; and

     - Providing i2 access to new vertical markets such as financial services and telecommunications.

RECOMMENDATION OF SMART'S BOARD OF DIRECTORS

     The SMART Board of Directors believes the merger is advisable and in your best interests and therefore unanimously recommends that (1) all SMART stockholders consent to approval and adoption of the merger agreement and approval of the merger, (2) the holders of SMART Series A Preferred Stock and SMART Series B Preferred Stock consent to the conversion of their shares into SMART common stock and (3) holders of SMART preferred stock and four holders of SMART common stock consent to the termination of agreements providing certain rights to holders of SMART preferred stock.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (PAGE 44)

     You should note that certain officers and directors of SMART have interests in the merger that are different from, or in addition to, your interests. These interests relate to potential severance payments, potential accelerated vesting of stock options and indemnification rights. As a result, directors and officers may be more likely to vote to approve the merger than SMART stockholders.

SHARES ENTITLED TO CONSENT

     You are entitled to submit your written consent or consents if you were a SMART stockholder as of the close of business on the record date, which is May 12, 1999. At the close of business on the record date, 11,178,281 shares of SMART common stock, 1,434,783 shares of SMART Series A Preferred Stock, 4,498,606 shares of SMART Series B Preferred Stock and 3,749,999 shares of SMART Series C Preferred Stock were outstanding and entitled to act by written consent. You will have one vote for each share of SMART common stock you owned, or into which your shares of SMART preferred stock were convertible, as of the record date.

CONSENTS REQUIRED

     A condition to the closing of the merger is that the merger agreement and merger be approved by the holders of at least 90% of the outstanding shares of SMART capital stock and at least a majority of each class or series of SMART preferred stock, each acting as a separate class. Conversion of the outstanding shares of SMART Series A Preferred Stock and SMART Series B Preferred Stock into SMART common stock will require the written consent of at least a majority of each such series, each acting as a separate class. The termination of the agreements providing certain rights to holders of SMART preferred stock must be approved by at least a majority of the holders of SMART preferred stock and four holders of SMART common stock. i2 stockholders will not be required to consent to or vote on the merger.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (PAGE 17)

     Each of SMART and i2 has made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include expectations concerning matters that are not historical facts. Words such as "believe," "expect," "anticipate" or similar expressions, indicate forward-looking statements. For more information regarding factors that could cause actual results to differ from these expectations, you should refer to "Risk Factors" on page 5.

STOCKHOLDER AGREEMENTS (PAGE 41)

     Stockholders of SMART owning approximately 79% of the outstanding SMART capital stock and more than 51% of each series of SMART preferred stock have executed agreements which provide that they will consent to the merger.

EMPLOYMENT AND NON-COMPETITION AGREEMENTS (PAGE 42)

     Certain employees of SMART (including Bryan E. Plug, Chairman of the Board, President and Chief Executive Officer, and Muneer Hirji, Vice President, Sales) have entered into employment and non-competition agreements with i2. The employment and non-competition agreements will become effective upon the effective time of the merger.

CONDITIONS TO THE MERGER (PAGE 38)

     SMART and i2 will complete the merger only if a number of conditions are either satisfied or waived, including the following:

     - The required number of SMART stockholders have approved the merger;

     - All shares of SMART Series A Preferred Stock and Series B Preferred Stock have been converted into SMART common stock, effective immediately prior to the effective time of the merger;

     - Agreements providing certain rights to holders of SMART preferred stock have been terminated, effective immediately prior to the effective time of the merger;

     - SMART and i2 have received letters from their respective independent accountants as to the appropriateness of pooling of interests accounting for the merger;

     - There are no material inaccuracies in the representations and warranties of SMART and i2 in the merger agreement; and

     - No legal restraints or prohibitions prevent the completion of the merger.

ACCOUNTING TREATMENT (PAGE 31)

     SMART and i2 intend to account for the merger as a pooling of interests for financial reporting purposes.

TERMINATION OF THE MERGER AGREEMENT (PAGE 41)

     Either SMART or i2 may terminate the merger agreement at any time prior to the effective time of the merger, whether before or after SMART obtains your approval, if:

     - SMART and i2 do not complete the transaction by July 30, 1999; however, neither SMART nor i2 may terminate the agreement if its breach is the reason the transaction has not been completed;

     - the other party breaches its representations, warranties or obligations under the merger agreement and the breach has a material effect on the other party; or

     - a law or regulation makes the transaction illegal or any order or injunction permanently prohibits the transaction.

EXPENSES (PAGE 41)

     Whether or not SMART and i2 complete the merger, both have agreed that they will each pay their own costs and expenses incurred in connection with the merger, except that the total number of shares of i2 common stock delivered to SMART stockholders upon the closing of the merger or from escrow may be reduced by the amount by which SMART's expenses incurred in connection with the merger exceed $275,000.

WHO CAN HELP ANSWER YOUR QUESTIONS

     If you have questions about the merger you should contact:

Sales Marketing Administration Research Tracking Technologies, Inc. 11701 Stonehollow Drive
Austin, Texas 78758
Telephone: (512) 719-9100
Attention: Michael Feinstein, General Counsel

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

                                  RISK FACTORS

     You should consider the following risk factors when evaluating whether to approve (1) the merger agreement and the merger, (2) the proposal to convert all shares of SMART Series A Preferred Stock and Series B Preferred Stock into SMART common stock and (3) the proposal to terminate the agreements providing certain rights to holders of SMART preferred stock. You should consider these factors in conjunction with the other information contained in this document and its Appendices.

     If any of the following risks occur, the business, financial condition or results of operations of either or both of i2 and SMART may be seriously harmed. In such case, the trading price of i2 common stock may decline and you may lose all or part of your investment.

RISKS RELATED TO THE MERGER

EXPECTED BENEFITS OF THE MERGER MAY NOT BE REALIZED IF SMART'S AND i2'S TECHNOLOGY, OPERATIONS AND PERSONNEL ARE NOT EFFECTIVELY INTEGRATED.

     In order to achieve the benefits of the merger, i2 must efficiently combine SMART's business within i2. The process of coordinating research and development, sales and marketing and business development efforts and integrating the companies' product and service offerings will involve significant cost and effort on behalf of the combined company. The integration of the companies' products and services may require the partial or wholesale conversion or redesign of some or all of the technologies, products and services of either SMART or i2. The combined company intends to offer enterprise relationship management products, extending i2's customer management solutions. SMART is in the process of re-writing its software products. Integrating the two businesses will entail significant diversion of management's time and attention from the day-to-day business of the combined company. Additionally, the process of integrating operations could cause an interruption of or loss of momentum in the activities of the combined company. If SMART and i2 do not integrate their operations and technologies quickly and smoothly, the anticipated benefits of the merger may not be realized and serious harm to the combined company's business, financial condition and results of operations may result. Similarly, stockholders of the combined company may not achieve value through owning i2 common stock greater than they would have achieved as stockholders of SMART or i2 as a separate company.

     Uncertainty in the marketplace or customer concern regarding the impact of the merger may result in customers or potential customers of SMART or i2 deferring purchasing decisions until the closing of the merger or thereafter. Such effects could materially reduce the short-term earnings and earnings per share of the combined company.

INTEGRATION MAY BE EVEN MORE DIFFICULT DUE TO RECENT AND POTENTIAL FUTURE ACQUISITIONS.

     The challenges of integrating the organizations and operations of SMART and i2 will be compounded by ongoing efforts associated with the integration of several recent acquisitions by i2 and potential future acquisitions by the combined company. The integration of multiple organizations will require a substantial amount of management resources and attention.

THE TOTAL NUMBER OF SHARES OF i2 COMMON STOCK TO BE ISSUED IN THE MERGER WILL NOT CHANGE DESPITE POTENTIAL CHANGES IN i2'S STOCK PRICE PRIOR TO THE CLOSING DATE.

     The maximum number of shares of i2 common stock to be issued, including i2 common stock to be reserved for issuance upon exercise of SMART stock options and certain warrants assumed by i2, is 2,141,603. This amount will not be adjusted based on fluctuations in the price of i2 common stock prior to the closing date. Accordingly, the value of the consideration that you will receive if the merger occurs will depend on both the market price of i2 common stock on the closing date as well as an average price of i2 common stock prior to closing, and this value may decrease from the date you submit your written consent. The closing sale price of i2 common stock on The Nasdaq National Market on May 12, 1999, the last trading day prior to the public announcement of the
proposed merger, was $34.00, and on May   ,

1999, the most recent practicable date prior to the printing of this document,
was $       . However, neither SMART nor i2 can assure you as to the market price of i2 common stock at any time before or after the merger.

IF THE MERGER FAILS TO QUALIFY AS A TAX-FREE REORGANIZATION YOU WILL RECOGNIZE GAIN OR LOSS ON YOUR SMART SHARES.

     SMART and i2 have structured the merger to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Although the Internal Revenue Service, or IRS, has not provided a ruling on the merger, SMART and i2 will each obtain a legal opinion from their respective counsel that the merger qualifies as a tax-free reorganization. These opinions neither bind the IRS nor prevent the IRS from adopting a contrary position. If the merger fails to qualify as a tax-free reorganization, you would generally recognize gain or loss on each SMART share surrendered in the amount of the difference between your basis in such share and the fair market value of the i2 shares and other consideration you receive in exchange for such SMART share at the time of the merger.

THE MERGER MAY NOT RECEIVE POOLING OF INTERESTS ACCOUNTING TREATMENT.

     SMART and i2 intend for the merger to qualify for pooling of interests accounting treatment for financial reporting purposes. In order for the merger to be accounted for as a pooling of interests, among other conditions that must be satisfied, (1) holders of at least 90% of outstanding shares of SMART capital stock must approve and adopt the merger agreement and approve the merger and (2) no more than 10% of the consideration exchanged for outstanding SMART capital stock may consist of cash. If these conditions are not met, the merger will not receive pooling of interests treatment. SMART and i2 cannot assure you that these conditions will be met.

     In addition, to account for the merger as a pooling of interests, i2, SMART and their respective affiliates must meet the criteria for pooling of interests accounting established in opinions published by the Accounting Principles Board and interpreted by the Financial Accounting Standards Board and the Securities and Exchange Commission, or SEC. These opinions are complex and the interpretation of them is subject to change. Completion of the merger is conditioned, among other things, upon (1) the receipt by SMART of a letter from its independent accountants that, subject to customary qualifications, they concur with management's conclusion that no conditions exist that would preclude SMART from being a party to a business combination for which the pooling of interests method of accounting would be available and (2) receipt by i2 of a letter from its independent accountants that, subject to customary qualifications, they concur with management's conclusion that no conditions exist that would preclude i2 from accounting for the merger as a pooling of interests.

     The availability of pooling of interests accounting treatment for the merger also depends, in part, upon circumstances and events occurring after the effective time of the merger. For example, affiliates of SMART and i2 must not sell, or otherwise reduce their risk with respect to, any shares of stock, except for a de minimus number as defined by certain SEC rules and regulations, of either SMART or i2 from the period beginning 30 days prior to the closing of the merger until the day that i2 publicly announces financial results covering at least 30 days of combined operations of SMART and i2 after the merger. If affiliates of SMART or i2 sell their shares of i2 common stock during that time despite a contractual obligation not to do so, the merger may not qualify for pooling of interests accounting treatment. The failure of the merger to qualify for pooling of interests accounting treatment any reason would harm i2's reported earnings and, potentially, the price of i2's common stock.

A PORTION OF YOUR SHARES WILL BE HELD IN AN ESCROW ACCOUNT FOR A PERIOD NOT TO EXCEED ONE YEAR.

     Upon completion of the merger, 10% of the aggregate number of shares of i2 common stock issued at the closing of the merger will be delivered to Chase Bank of Texas, N.A. on behalf of the holders of SMART capital stock as security for breaches by SMART of any of its representations, warranties or covenants set forth in the merger agreement. The escrowed shares are to remain in an escrow account for a maximum of one year after the effective time of the merger. If i2 successfully asserts a claim while the escrowed shares remain in the escrow account, you may not receive all or part of these escrowed shares.

SMART AND i2 WILL INCUR COSTS ASSOCIATED WITH THE MERGER THAT COULD HARM THE COMBINED COMPANY'S FINANCIAL RESULTS AND COULD REDUCE THE NUMBER OF SHARES YOU RECEIVE.

     The merger will result in total transaction costs of approximately $275,000 to SMART and approximately $1.7 million to i2. i2's and SMART's transaction costs are estimated and the actual costs of the transaction may be much larger. The combined company may incur additional charges in subsequent quarters to reflect costs associated with the merger. In addition, the total number of shares of i2 common stock that you and other SMART stockholders receive in the merger may be reduced by the extent to which SMART's costs related to the merger, such as legal and accounting fees, exceed $275,000. If the merger is not completed, SMART and i2 will have incurred significant costs for which they will have received no benefits.

THE ESCROW AGENT MAY NOT ACT IN THE MANNER YOU DESIRE.

     The merger agreement provides that Chase Bank of Texas, N.A. will act as the escrow agent in certain matters involving the shares of i2 common stock to be held in escrow. Your consent to approve the merger agreement and the merger also effectively constitutes acceptance of Chase Bank of Texas, N.A. as escrow agent to act as such in accordance with the merger agreement and the escrow agreement by which it is bound. The escrow agent may not act in the manner you desire and any arbitration orders required to be enforced by the escrow agent pursuant to the terms of the escrow agreement could have the effect of reducing the consideration you ultimately receive in the merger.

THE STOCKHOLDERS' AGENT MAY NOT ACT IN THE MANNER YOU DESIRE.

     The merger agreement provides that William P. Wood will act as the stockholders' agent in certain matters involving the shares of i2 common stock to be held in escrow. As stockholders' agent, Mr. Wood will have the right, among other things, to compromise and settle claims made by i2 against the escrowed shares. Your consent to approve the merger agreement and the merger also effectively constitutes acceptance of Mr. Wood as the stockholders' agent to act as such in accordance with the merger agreement. The stockholders' agent may not act in the manner you desire and decisions made by him could have the effect of reducing the consideration you ultimately receive in the merger.

THE ISSUANCE OF i2 COMMON STOCK AND SMART'S OPERATING LOSSES WILL DILUTE i2'S EARNINGS PER SHARE.

     Up to 2,141,603 shares of i2 common stock are issuable pursuant to the terms of the merger agreement, or approximately 3% of the total outstanding number of shares of i2 common stock as of May 7, 1999. In addition, SMART continues to experience substantial operating losses and i2 expects to incur an additional one-time charge of approximately $2.0 million related to the merger during the third quarter of 1999. As a result, i2's earnings per share will be diluted which may negatively affect the market price of i2 common stock. Any such negative effect on the market price for i2 common stock may not be limited to either a certain magnitude or period of time.

YOUR RIGHTS AS A SMART STOCKHOLDER DIFFER FROM THE RIGHTS YOU WILL HAVE AS AN i2 STOCKHOLDER.

     Following the merger, you will become a holder of i2 common stock. Certain material differences exist between the rights of stockholders of SMART under SMART's Restated Certificate of Incorporation and Bylaws, and the rights of stockholders of i2 under the i2's Restated Certificate of Incorporation and Amended and Restated Bylaws, even though both SMART and i2 are Delaware corporations.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT SMART'S FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, SMART may be subject to a number of material risks, including the following:

     - SMART continues to incur substantial operating losses and will need to immediately and successfully establish new sources of financing, the availability of which is uncertain;

     - Potential customers may defer purchases of SMART products;

     - Potential channel partners may refrain from entering into agreements with SMART; and

     - Employee turnover may increase.

     The occurrence of any of these factors would likely result in serious harm to SMART's business, operating results and financial condition.

RISKS RELATED TO i2 AND SMART AS A COMBINED COMPANY

THE FINANCIAL RESULTS OF THE COMBINED COMPANY MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

     i2's operating results have varied significantly from quarter to quarter in the past and it is expected that the combined company's operating results will continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of its control. Factors that could affect quarterly operating results include:

     - Volume and timing of customer orders;

     - Length of the sales cycle;

     - Customer budget constraints;

     - Announcement or introduction of new products or product enhancements by the combined company or its competitors;

     - Changes in prices of the combined company's products and those of the combined company competitors;

     - Foreign currency exchange rate fluctuations;

     - Market acceptance of new products;

     - Mix of direct and indirect sales;

     - Changes in the combined company's strategic relationships; and

     - Changes in business strategy.

     Furthermore, customers may defer or cancel their purchases of products if they experience a downturn in their business or if there is a downturn in the general economy. As a combined company, i2 will continue to determine its investment and expense levels based on expected future revenues. A significant portion of i2's and SMART's expenses are not variable in the short term and cannot be quickly reduced to respond to decreases in revenues. Therefore, if revenues are below expectations, operating results and net income are likely to be adversely and disproportionately affected. In addition, the combined company may reduce prices or accelerate investment in research and development efforts in response to competitive pressures or to pursue new market opportunities. Any one of these activities may further limit the combined company's ability to adjust spending in response to revenue fluctuations. Revenues may not grow at historical rates in future periods, or they may not grow at all. Because of this, the combined company may not maintain positive operating margins in future quarters.

THE COMBINED COMPANY ANTICIPATES SEASONAL FLUCTUATIONS IN REVENUES.

     Historically, i2's revenues have tended to be strongest in the fourth quarter of the year. i2 believes that its seasonality is due to the calendar year budgeting cycles of many of its customers and its compensation policy that rewards sales personnel for achieving annual revenue quotas. In future periods, these seasonal trends may cause quarter-to-quarter operating results for the combined company to vary.

THE COMBINED COMPANY WILL DEPEND ON SIGNIFICANT INDIVIDUAL SALES.

     Both i2 and SMART generally derive a significant portion of revenues in each quarter from a small number of relatively large sales. For example, in the first quarter of 1999, in the second, third and fourth quarters of 1998 and in each quarter of 1997 and 1996, one or more customers each accounted for at least 15% of i2's total software license revenues in that quarter. Moreover, due to customer purchasing patterns, i2 typically realizes a significant portion of its software license revenues in the last few weeks of a quarter. As a result, i2 is subject to significant variations in license revenues and results of operations if it incurs any delays in customer orders. In 1998, software license and service revenues from SMART's largest customer accounted for approximately 31% of SMART's total revenues. Additionally, in the first quarter of 1999, service revenues from SMART's largest customer accounted for approximately 29% of SMART's total revenue. If in any future period the combined company fails to close one or more substantial license sales that have been targeted to close in that period, its operating results for that period could be seriously harmed.

THE MARKETS FOR THE COMBINED COMPANY'S PRODUCTS ARE HIGHLY COMPETITIVE.

     Competitors offer a variety of solutions directed at various segments of the supply chain as well as other business processes and the enterprise as a whole. These competitors include:

     - Enterprise resource application software vendors such as SAP, PeopleSoft, Oracle and Baan, each currently offering sophisticated enterprise software solutions that incorporate or may in the future incorporate competitive applications;

     - Supply chain software vendors, including Manugistics and Logility;

     - E-commerce software and online enterprise relationship management application providers, including BroadVision, Open Market and Silknet Software;

     - Business application software vendors who may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, electronic business process optimization software;

     - Corporate information technology departments which may develop their own electronic business process optimization software;

     - Web content developers engaged to develop custom software or to integrate other application software into custom solutions; and

     - Companies offering standardized or customized products for mainframe and/or mid-range computer systems.

     Historically, a number of enterprise resource planning vendors have jointly marketed i2's products as a complement to their own systems. However, as the combined company attempts to increase its market share and expand its product offerings, and as enterprise resource planning vendors expand their own product offerings, relationships with these vendors may become more competitive. Specifically, in 1997, i2's license and distribution agreement with SAP was terminated, and SAP is currently marketing a suite of advanced planning and scheduling products that compete with i2's RHYTHM. In addition, Oracle has recently announced an advanced planning product. i2 believes that other enterprise resource planning vendors are focusing significant resources on increasing the functionality of their own planning and scheduling modules. At least two other enterprise resource planning vendors have acquired independent developers of advanced planning and scheduling software which compete with RHYTHM.

     Relative to the combined company, many of its competitors have:

     - Longer operating histories;

     - Significantly greater financial, technical, marketing and other resources;

     - Greater name recognition;

     - A broader range of products to offer; and

     - A larger installed base of customers.

     Certain of SMART's potential competitors, such as Siebel Systems, Vantive, Clarify, Remedy, SAP and Oracle are likely to bundle their products, if and when available, in a manner that may discourage users from purchasing products offered by SMART. Also, current and potential competitors of the combined company have established or may establish cooperative relationships among themselves or with third parties to enhance their products. In addition, the combined company expects to experience increasing price competition as it competes for market share and may not be able to compete successfully with its existing or new competitors. If the combined company experiences increased competition and does not perform well relative to this competition, substantial harm may result to its business, operating results and financial condition.

THE COMBINED COMPANY MAY NOT BE ABLE TO MANAGE ITS GROWTH.

     i2 has experienced rapid growth. Revenues for i2 have increased to $117.2 million in the three-month period ended March 31, 1999 from $71.4 million in the three-month period ended March 31, 1998, and to $361.9 million in 1998 from $213.7 million in 1997 and $100.5 million in 1996. i2's employee count has increased to approximately 2,300 at March 31, 1999 from 2,200 at December 31, 1998 and 1,200 at December 31, 1997. i2 has also increased the scope of its operating and financial systems and the geographic distribution of its operations and customers. i2's management and operations have been strained by this growth and will continue to be strained should rapid growth continue. SMART has experienced substantial change in its business and operations since its inception in 1996 which has placed significant demands on SMART's administrative, operational, financial and other resources. The officers and other key employees of the combined company will need to implement and improve its operational, customer support and financial control systems and effectively expand, train and manage its employee base. If they fail to do so, the combined company's future operating results will be harmed. The combined company may also not be able to manage future expansion successfully, and its inability to do so would harm its business, operating results and financial condition.

THE COMBINED COMPANY FACES RISKS OF A DEVELOPING MARKET.

     i2 currently derives a substantial portion of its revenues from licenses for decision-support software products associated with supply chain management software and related services. However, i2 is investing significant resources in further developing and marketing broader functionality for electronic business process optimization, or eBPO, solutions, such as customer management, product lifecycle management, inter-process planning and strategic planning. After the merger, it is intended that the combined company will offer enhanced products and services and facilitate e-business over public and private networks. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty, especially where acquisition of the product requires a large capital commitment or other significant commitment of resources. This uncertainty is compounded by the risks that consumers and enterprises will not adopt the combined company's e-business software solutions and that an appropriate infrastructure necessary to support increased commerce and communication on the Internet will fail to develop. Adoption of e-business software solutions, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services involve a new approach to the conduct of business and, as a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. The market for this broader functionality may not develop, competitors may develop superior products or the combined company may not develop acceptable solutions to address this functionality. Any one of these events could seriously harm the combined company's business, operating results and financial condition.

i2 HISTORICALLY HAS SIGNIFICANT PRODUCT CONCENTRATION.

     i2 currently derives substantially all of its revenues from licenses of its RHYTHM suite of products and related services. RHYTHM-related revenues, including maintenance and consulting contracts, will continue to account for substantially all of i2's revenues for the foreseeable future. As a result, the combined company's future operating results will depend upon continued market acceptance of RHYTHM and enhancements thereto. RHYTHM may not achieve continued market acceptance. Competition, technological change or other factors could decrease demand for, or market acceptance of, RHYTHM. Any decrease in demand or market acceptance of RHYTHM could substantially harm the combined company's business, operating results and financial condition.

THE MARKETS IN WHICH i2 AND SMART COMPETE EXPERIENCE RAPID TECHNOLOGICAL CHANGE.

     Enterprises are increasing their focus on decision-support solutions for business process optimization challenges. As a result, they are requiring their application software vendors to provide greater levels of functionality and broader product offerings. Moreover, competitors continue to make rapid technological advances in computer hardware and software technology and frequently introduce new products and enhancements. The combined company must continue to enhance its current product line and develop and introduce new products that remain competitive with the technological developments of its competitors. The combined company must also satisfy increasingly sophisticated customer requirements. If the combined company cannot remain competitive with the technological advances of others or if its new products or product enhancements do not achieve market acceptance, the combined company's business, operating results and financial condition could be seriously harmed.

NEW AND ENHANCED PRODUCTS WILL DEPEND ON THE INCREASED USE OF THE INTERNET.

     The combined company intends to offer new and enhanced products and services, some of which depend upon the adoption of the Internet as a widely used medium for commerce and communication. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased governmental regulation. Moreover, certain issues concerning the commercial use of the Internet (such as security, reliability, cost, ease of use, accessibility and quality of service) and the subsequent outcomes of such issues may negatively affect the growth of Internet use or the attractiveness of commerce and communication on the Internet. Because global commerce and online exchange of information on the Internet and other similar open wide area networks is relatively new and evolving, there can be no assurance that the Internet will prove to be a viable commercial marketplace. If critical issues concerning the commercial use of the Internet are not favorably resolved, if the necessary infrastructure and complementary products are not developed, or if the Internet does not become a viable commercial marketplace, the combined company's business, financial condition and operating results could be seriously harmed.

PRIVACY CONCERNS MAY HAVE AN EFFECT ON THE COMBINED COMPANY.

     One of the principal features of SMART's products is the ability to develop and maintain profiles of consumers for use by businesses. Typically, profile information is often captured when consumers, business customers and employees visit a Web site and volunteer information in response to survey questions concerning their backgrounds, interests and preferences. Profiles are augmented over time through the collection of usage data. Although SMART's products are designed to enable the development of applications that permit Web site visitors to prevent the distribution of any of their personal data beyond that specific Web site, privacy concerns may nevertheless cause visitors to be resistant to providing the personal data necessary to support this profiling capability. Moreover, even the perception of substantial security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of SMART's products. In addition, such concerns may be heightened by legislative or regulatory requirements that require notification to Web site users that the data captured when visiting Web sites may be used by marketing entities to unilaterally address product promotion and advertising to that user.

     While neither i2 nor SMART is aware of any such legislation or regulatory requirements currently in effect in the United States, certain other countries and political entities, such as the European Community, have adopted such legislation or regulatory requirements. There can be no assurance that similar legislation or regulatory requirements will not be adopted in the United States. If the privacy concerns of consumers are not adequately addressed, the combined company's business, financial condition and operating results could be seriously harmed.

THE COMBINED COMPANY MUST PROVIDE ENCRYPTION TECHNOLOGY TO PROTECT ITS
CUSTOMERS.

     A significant concern of consumers engaging in online transactions and interaction is the secure exchange of value and confidential information over public networks. The software applications developed by SMART use encryption technology to provide the security necessary to effect the secure exchange of value and confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the algorithms used in these applications to protect customer transaction data. If any such compromise were to occur, it could seriously harm the combined company's business, financial condition and operating results.

i2 MUST INTEGRATE ITS RECENT ACQUISITIONS.

     In April 1998, i2 acquired InterTrans Logistics Solutions Limited, or ITLS. In addition, i2 has acquired other businesses and products to help broaden and strengthen its product portfolio. The success of these acquisitions depends primarily on i2's ability to:

     - Retain, motivate and integrate the acquired personnel;

     - Integrate multiple information systems; and

     - Integrate acquired software with its RHYTHM suite of products.

i2 may encounter difficulties in integrating its operations and products with those of ITLS and others. The combined company may not realize the benefits anticipated when these acquisitions were made. Failure of the combined company to successfully integrate its operations and products with those of ITLS and others could seriously harm its business, operating results and financial condition.

THE COMBINED COMPANY MAY MAKE FUTURE ACQUISITIONS OR ENTER INTO JOINT VENTURES THAT MAY NOT BE SUCCESSFUL.

     In the future, the combined company may acquire additional businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand its business. Management's negotiations of potential acquisitions or joint ventures and management's integration of acquired businesses, products or technologies could divert their time and resources. Any future acquisitions could require the combined company to issue dilutive equity securities, incur debt or contingent liabilities, amortize goodwill and other intangibles, or write-off in-process research and development and other acquisition-related expenses. Further, the combined company may not be able to integrate any acquired business, products or technologies with its existing operations. If the combined company is unable to fully integrate an acquired business, product or technology, it may not receive the intended benefits of that acquisition.

INTERNATIONAL SALES AND OPERATIONS POSE ADDITIONAL RISKS.

     To continue its growth and establish and maintain profitability, the combined company will need to expand its sales in international markets. Further penetration of international markets will require the combined company to expand its existing foreign operations, to establish additional foreign operations and to translate its software and manuals into additional foreign languages. Expansion may be costly and time-consuming and may not generate returns for a significant period of time, if at all. If the combined company is unable to expand its international operations or translate its software and manuals into foreign languages in a timely manner, its further penetration of international markets would be limited. In addition, the combined company's international operations are subject to risks inherent in international business activities, including:

     - Difficulty in staffing and managing geographically disparate operations;

     - Longer accounts receivable payment cycles in certain countries;

     - Compliance with a variety of foreign laws and regulations;

     - Unexpected changes in regulatory requirements;

     - Overlap of different tax structures;

     - Greater difficulty in safeguarding intellectual property;

     - Import and export licensing requirements;

     - Trade restrictions;

     - Changes in tariff rates; and

     - General economic conditions in international markets.

In particular, countries in the Asia-Pacific and Latin American regions have recently experienced weaknesses in their currency, banking and equity markets. These weaknesses could have a damaging effect on the demand for the combined company's products, the U.S. dollar value of its foreign currency denominated sales and, ultimately, its business, operating results and financial condition.

THE COMBINED COMPANY IS SUBJECT TO CURRENCY FLUCTUATIONS.

     To date, i2's international operations revenues have primarily been denominated in U.S. dollars. The majority of i2's international operations expenses and some sales have been denominated in currencies other than the U.S. dollar. Therefore, the combined company's operating results may be adversely affected by changes in the value of the U.S. dollar as compared to these other currencies. As the combined company's international operations expand, its exposure to currency exchange rate fluctuations will increase as it uses an increasing number of foreign currencies. i2 has implemented limited hedging programs to mitigate its exposure to currency fluctuations. Despite these hedging programs, currency exchange rate fluctuations have caused, and will continue to cause, currency transaction gains and losses. While these gains and losses have not been material to date, they may have a damaging effect on the combined company's business, results of operations or financial condition in future periods.

THERE ARE RISKS ASSOCIATED WITH STRATEGIC RELATIONSHIPS AND INCREASED COMPETITION FROM STRATEGIC PARTNERS.

     From time to time, i2 has collaborated with other companies, including Oracle and System Software Associates, in areas such as product development, marketing, distribution and implementation. Maintaining these and other relationships is a meaningful part of the combined company's business strategy. However, most of i2's current and potential strategic partners are either actual or potential competitors with i2, and it is uncertain as to the duration and benefits to be gained from these relationships. In addition, some of i2's relationships have failed to meet expectations. For instance, i2's license and distribution relationship with SAP was terminated in 1997, and SAP is currently marketing a suite of advanced planning and scheduling products that compete with i2's RHYTHM. The combined company may not be able to enter into successful new strategic relationships in the future.

THE COMBINED COMPANY WILL DEPEND UPON ITS KEY PERSONNEL.

     Both i2 and SMART rely upon the continued service of a relatively small number of key technical and senior management personnel. The combined company's future success depends on retaining its key employees and its continuing ability to attract, train and retain other highly qualified technical and managerial personnel. In addition, SMART employees may be unwilling to work for a larger company or competitors may recruit SMART employees prior to the merger and during integration, as is common in high technology mergers. Moreover, none of i2's and few of SMART's key technical or senior management personnel are bound by employment agreements. As a result, employees of the combined company could leave with little or no prior notice. In the past, i2 and SMART have had difficulty recruiting qualified personnel. The combined company may not be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. Kanna (Ken) N. Sharma, formerly i2's Vice-Chairman of the Board and Executive Vice President of i2, has recently resigned as an officer and director of i2 due to health issues. If the combined company loses any of its key technical and senior management personnel or if it is unable to attract and retain additional qualified personnel, its business, operating results and financial condition could be seriously damaged.

THE COMBINED COMPANY MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

     Both i2 and SMART rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. However, these measures afford only limited protection. Unauthorized parties may attempt to copy aspects of the combined company's products or to obtain and use information that it regards as proprietary. Although both i2 and SMART believe software piracy may be a problem, neither is able to determine the extent to which piracy of their software products exists. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. The number of products and competitors continues to grow and the functionality of products in different industry segments are increasingly overlapping. As a result, the combined company may increasingly be subject to claims of intellectual property infringement. Although neither i2 nor SMART is aware that any of its products infringe upon the proprietary rights of third parties, third parties may claim infringement by the combined company with respect to current or future products. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or the loss or deferral of sales or require the combined company to enter into royalty or licensing agreements. If required to enter into royalty or licensing agreements, such agreements may not be on terms acceptable to the combined company. Unfavorable royalty and licensing agreements could seriously damage the combined company's business, operating results and financial condition.

     Both i2 and SMART resell certain software which it licenses from third parties. In the future, the combined company may continue this practice. Third-party software licenses may not continue to be available to the combined company on commercially reasonable terms. The loss of, or inability to maintain or obtain, any of these software licenses could delay or reduce the combined company's product shipments until equivalent software could be identified, licensed and integrated. Any loss of such licenses or delay or reduction in product shipments could damage the combined company's business, operating results and financial condition.

THE COMBINED COMPANY'S SOFTWARE PRODUCTS MAY BE INCOMPATIBLE WITH NEW PLATFORMS OR OPERATING SYSTEMS.

     i2's RHYTHM software can operate on hardware platforms from Digital Equipment, Hewlett-Packard, IBM and Sun Microsystems and operating systems from Sun Microsystems and Microsoft. RHYTHM can access data from most widely used structured query language databases, including Informix, Oracle and Sybase. If additional hardware or software platforms gain significant market acceptance, the combined company may be required to port RHYTHM to those platforms in order to remain competitive. Such platforms may not be architecturally compatible with RHYTHM's software product design, and the combined company may not be able to port RHYTHM to those additional platforms on a timely basis, or at all. Any failure to maintain compatibility with existing platforms or to port to new platforms that achieve significant market acceptance would seriously damage the combined company's business, operating results and financial condition.

     SMART's Touchpoints and Touchpoints DNA are client/server solutions that can operate on any hardware platform that can use the Windows NT operating system. If additional operating systems gain significant market acceptance, the combined company may be required to modify Touchpoints and Touchpoints DNA to make them compatible with those operating systems in order to remain competitive. Such operating systems may not be architecturally compatible with the combined company's product design and the combined company may not be able to make them compatible with those additional operating systems on a timely basis, or at all. Any failure to maintain compatibility with existing operating systems or to make the combined company's products compatible with new operating systems that achieve significant market acceptance would seriously harm the combined company's business, operating results and financial condition.

SOFTWARE PRODUCTS OF i2 AND SMART ARE COMPLEX AND MAY CONTAIN UNDETECTED ERRORS.

     The software programs of i2 and SMART are complex and may contain undetected errors or "bugs." Despite testing, bugs may be discovered only after the product has been installed and used by customers or when the volume of services provided increases. Both i2 and SMART have on occasion experienced delays in the scheduled introduction of new and enhanced products because of bugs. Undetected errors could result in adverse publicity, loss of revenues, delay in market acceptance or claims against the combined company by customers, any of which could seriously damage the combined company's business, operating results and financial condition.

PENDING RELEASES OF NEW PRODUCTS MAY CAUSE PURCHASING DELAYS.

     Customers may delay their purchasing decisions in anticipation of new or enhanced products or products of competitors. Delays in customer purchasing decisions could seriously harm the combined company's business and operating results. Moreover, significant delays in the general availability of new releases, significant problems in the installation or implementation of new releases, or customer dissatisfaction with new releases, could seriously damage the combined company's business, operating results and financial condition.

SALES GROWTH IS DEPENDENT ON TECHNICAL AND IMPLEMENTATION PERSONNEL.

     Both i2's and SMART's technical sales personnel typically support sales of i2's and SMART's products. The ability of the combined company to expand sales and enter into new vertical markets could be affected by a shortage of qualified technical sales support personnel. The combined company will depend on its trained implementation personnel or those of independent consultants to implement its products. A shortage in the number of trained implementation personnel could limit the combined company's ability to implement its software on a timely and effective basis. Delayed or ineffective implementation of the combined company's software may limit its ability to expand its revenues and may result in customer dissatisfaction and damage to its reputation. Any of these events could seriously damage the combined company's business, operating results and financial condition.

YEAR 2000 RISKS MAY AFFECT THE COMBINED COMPANY.

     Many older computer systems and software products currently in use are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. i2 and SMART believe that current versions of their software products are Year 2000 compliant. However, some customers may be running earlier versions of the software products produced by SMART or developed by companies i2 has acquired that may not be Year 2000 compliant, and i2 and SMART are encouraging such customers to migrate to current product versions. Moreover, i2's products are generally integrated and SMART's products may be integrated into enterprise systems involving complicated software products developed by other vendors. Year 2000 problems inherent in a customer's transactional software programs might significantly limit that customer's ability to realize the intended benefits of the products to be offered by the combined company. The combined company may in the future be subject to claims based on Year 2000 problems in others' products, custom scripts created by third parties to interface with its products or issues arising from the integration of multiple products within an overall system. i2 and SMART have not been a party to any litigation or arbitration proceeding to date involving their products or services related to Year 2000 issues. However, the combined company may be required in the future to defend its products or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, and any liability for Year 2000-related damages could damage the combined company's business, operating results and financial condition. i2 and SMART believe that Year 2000 issues may affect the purchasing patterns of customers and potential customers in a variety of ways. Many companies are expending significant resources to correct, patch or replace their current software systems to achieve Year 2000 compliance. These expenditures may result in reduced funds available to purchase products offered by the combined company. Any of the foregoing could damage the combined company's business, operating results and financial condition.

THE COMBINED COMPANY MAY BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS.

     The license agreements of both i2 and SMART typically contain provisions designed to limit exposure to product liability claims from their customers. However, these contract provisions may not preclude all potential claims. Product liability claims could require the combined company to spend significant time and money in litigation or to pay significant damages. As a result, any claim, whether or not successful, could damage the combined company's reputation and business, operating results and financial condition.

INVESTMENT RISKS

i2'S STOCK PRICE HAS HISTORICALLY BEEN VOLATILE, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL SHARES WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE.

     The market price of i2 common stock has been volatile in the past and may be volatile in the future. The market price of i2's common stock may be significantly affected by the following factors:

     - Quarterly variations in i2's results of operations;

     - The combined company's announcement of new products or product enhancements or similar announcements by its competitors;

     - The combined company's technological innovations or those of its competitors; and

     - General market conditions or market conditions specific to particular industries.

In particular, the stock prices of many companies in the technology and emerging growth sectors have fluctuated widely due to events unrelated to their operating performance. These fluctuations may harm, and there can be no assurance as to, the market price of i2's common stock.

i2'S CHARTER AND BYLAWS HAVE ANTI-TAKEOVER PROVISIONS.

     Provisions of i2's Restated Certificate of Incorporation and i2's Amended and Restated Bylaws as well as the Delaware General Corporation Law could make it more difficult for a third party to acquire it, even if doing so would be beneficial to its stockholders. i2 is subject to the provisions of Section 203 of the Delaware General Corporation Law which restricts certain business combinations with interested stockholders. The combination of these provisions may have the effect of inhibiting a non-negotiated merger or other business combination.

PRIVATELY-SOLD SHARES ELIGIBLE FOR PUBLIC RESALE COULD HAVE A NEGATIVE EFFECT ON i2'S STOCK PRICE.

     As of May 7, 1999, i2 had 73,287,504 shares of common stock outstanding, and there were outstanding options to purchase approximately 13,658,952 shares of i2 common stock under stock option plans. i2 has issued shares in connection with acquisitions and investments have been available for resale pursuant to currently effective registration statements previously filed by i2 with the SEC. Sales of substantial amounts of these shares in the public market or the prospect of these sales could adversely affect the market price of i2 common stock.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This document contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve risks and uncertainties, such as statements concerning: growth and future operating results; future customer benefits attributable to SMART's or i2's products; developments in SMART's or i2's markets and strategic focus; new products and product enhancements; potential acquisitions and the integration of acquired businesses, products and technologies; strategic relationships; and future economic, business and regulatory conditions. Such forward-looking statements are generally accompanied by words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "believe," "should," "would," "could," or "may," or other words that convey uncertainty of future events or outcomes. Although each of SMART and i2 believes that such forward-looking statements are reasonable, neither can assure you that such expectations will prove to be correct. Factors that could cause actual results to differ materially from these forward-looking statements are disclosed herein including, without limitation, in the "Risk Factors" beginning on page 5. These factors and other cautionary statements made in this document should be read as being applicable to all related forward-looking statements whenever they appear in this document. Neither SMART nor i2 undertakes any obligation to update any forward-looking statements. References in this document to the terms "optimal" and "optimized" and words to that effect are not necessarily intended to connote the mathematically optimal solution, but may connote near-optimal solutions which reflect practical considerations such as customer requirements as to response time and precision of the results.

                                   TRADEMARKS

     This document contains trademarks of SMART and i2, and may contain trademarks of others.

                                i2 TECHNOLOGIES

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following selected historical financial data of i2 has been derived from the consolidated financial statements of i2. The selected statement of income data for each of the years in the three-year period ended December 31, 1998, and the selected balance sheet data as of December 31, 1997 and 1998, are derived from i2's audited consolidated financial statements for such years and should be read in conjunction with such consolidated financial statements and the notes thereto that are included elsewhere in this document. The selected statement of income data for the three month periods ended March 31, 1998 and 1999, and the selected balance sheet data as of March 31, 1999, have been derived from i2's unaudited consolidated financial statements and the notes thereto that are included elsewhere in this document. The selected statement of income data for the year ended December 31, 1995, and the selected balance sheet data as of December 31, 1996, have been derived from i2's audited consolidated financial statements not included in this document. The selected statement of income data for the year ended December 31, 1994, and the selected balance sheet data as of December 31, 1994 and 1995, have been derived from i2's unaudited consolidated financial statements not included in this document. Amounts shown are in thousands, except per share data.

                                                                                                          THREE MONTHS
                                                               YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                                  --------------------------------------------------   -------------------
                                                   1994      1995       1996       1997       1998       1998       1999
                                                  -------   -------   --------   --------   --------   --------   --------
                                                                                                           (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenues:
  Software licenses.............................  $11,178   $24,162   $ 61,073   $139,798   $230,961   $ 44,945   $ 73,996
  Services......................................    5,013    10,837     30,515     53,437     88,972     18,761     28,784
  Maintenance...................................    1,168     3,462      8,881     20,457     41,983      7,742     14,436
                                                  -------   -------   --------   --------   --------   --------   --------
        Total revenues..........................   17,359    38,461    100,469    213,692    361,916     71,448    117,216
                                                  -------   -------   --------   --------   --------   --------   --------
Costs and expenses:
  Cost of software licenses.....................      366       390        260      2,744      7,959      2,146      3,159
  Cost of services and maintenance..............    3,196     7,601     21,761     46,004     76,020     15,262     28,963
  Sales and marketing...........................    4,780    10,487     35,182     73,526    121,978     24,817     40,699
  Research and development......................    3,644     8,503     21,886     52,741     84,151     18,361     28,028
  General and administrative....................    2,188     5,286     10,425     21,810     33,845      6,674     11,102
  In-process research and development and
    acquisition-related expenses(1).............       --        --      1,133      9,306      7,618         --        303
                                                  -------   -------   --------   --------   --------   --------   --------
        Total costs and expenses................   14,174    32,267     90,647    206,131    331,571     67,260    112,254
                                                  -------   -------   --------   --------   --------   --------   --------
Operating income................................    3,185     6,194      9,822      7,561     30,345      4,188      4,962
Other income (expense), net.....................     (127)     (167)     1,681      3,353      6,917      1,442      1,318
                                                  -------   -------   --------   --------   --------   --------   --------
Income before income taxes......................    3,058     6,027     11,503     10,914     37,262      5,630      6,280
Provision for income taxes......................    1,306     2,054      4,705      6,916     17,279      2,167      2,534
                                                  -------   -------   --------   --------   --------   --------   --------
Net income......................................  $ 1,752   $ 3,973   $  6,798   $  3,998   $ 19,983   $  3,463   $  3,746
                                                  =======   =======   ========   ========   ========   ========   ========
Net income per share............................  $  0.04   $  0.09   $   0.12   $   0.06   $   0.29   $   0.05   $   0.05
                                                  =======   =======   ========   ========   ========   ========   ========
Net income per share, assuming dilution.........  $  0.03   $  0.07   $   0.10   $   0.06   $   0.26   $   0.05   $   0.05
                                                  =======   =======   ========   ========   ========   ========   ========
Weighted average common shares outstanding......   41,940    43,538     58,000     62,652     70,004     68,432     71,906
Weighted average common shares outstanding,
  assuming dilution.............................   53,178    58,752     65,974     70,932     76,388     76,414     78,730

                                                                  AS OF DECEMBER 31,
                                                  --------------------------------------------------          AS OF
                                                   1994      1995       1996       1997       1998       MARCH 31, 1999
                                                  -------   -------   --------   --------   --------   -------------------
                                                                                                           (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments...................................  $ 4,066   $ 8,122   $ 59,421   $141,971   $154,878              $176,018
Working capital.................................    1,814     7,408     64,028    161,041    191,344               198,522
Total assets....................................   11,366    28,251    111,789    250,263    339,224               367,314
Total stockholders' equity......................    2,598    10,378     75,214    183,760    234,975               242,994

---------------

(1) During 1996, 1997 and 1998 and the first quarter of 1999, i2 incurred $1.1 million, $9.3 million, $7.6 million and $0.3 million, respectively, of certain acquisition-related expenses, including $0.9 million, $4.6 million and $4.7 million in 1996, 1997 and 1998, respectively, of write-offs of in-process research and development. The remaining costs included amortization of goodwill and acquired technology, investment banking, legal and accounting fees and expenses. Excluding these expenses, net income and net income per share, assuming dilution, would have been $7.9 million and $0.12 in 1996, $10.7 million and $0.15 per share in 1997, $27.6 million and $0.36 per share in 1998 and $4.0 million and $0.05 per share in the first quarter of 1999.

                                     SMART

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following selected historical financial data of SMART has been derived from the consolidated financial statements of SMART. The statement of operations data for each of the years in the three-year period ended December 31, 1998, and the balance sheet data as of December 31, 1996, 1997 and 1998, have been derived from SMART's audited consolidated financial statements for such years and should be read in conjunction with such consolidated financial statements and the notes thereto that are included elsewhere in this document. The statement of operations data for the three month periods ended March 31, 1998 and 1999, and the balance sheet data as of March 31, 1999, have been derived from SMART's unaudited consolidated financial statements and the notes thereto that are included elsewhere in this document. Amounts shown are in thousands, except per share data.

                                                                                               THREE MONTHS
                                                                YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                                              ----------------------------    ---------------
                                                              1996(1)    1997       1998      1998      1999
                                                              -------   -------   --------   -------   -------
                                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Licenses..................................................  $  990    $ 1,968   $  3,355   $ 1,070   $    75
  Professional services.....................................      --      5,231      3,005       959       307
  Hosting...................................................      54        885        881       395        --
                                                              -------   -------   --------   -------   -------
        Total revenues......................................   1,044      8,084      7,241     2,424       382
Costs and expenses:
  Licenses..................................................      --          2          8         3         1
  Professional services.....................................      --      1,523        836        29        16
  Hosting...................................................      --        895        603       275        --
  Development costs.........................................   1,673      4,651     10,048     2,597     2,294
  Sales and marketing.......................................     302      3,545      8,000     1,773     2,034
  General and administrative................................     683      3,174      4,346     1,073     1,069
                                                              -------   -------   --------   -------   -------
        Total costs and expenses............................   2,658     13,790     23,841     5,750     5,414
                                                              -------   -------   --------   -------   -------
Loss from operations........................................  (1,614)    (5,706)   (16,600)   (3,326)   (5,032)
Gain on sale of business(2).................................      --         --      1,816        --        --
Other income (expense), net.................................     (10)       (44)        20        75      (240)
                                                              -------   -------   --------   -------   -------
Net loss....................................................  $(1,624)  $(5,750)  $(14,764)  $(3,251)  $(5,272)
                                                              =======   =======   ========   =======   =======
Basic net loss per share(3).................................   (0.24)   $ (0.62)  $  (1.46)  $ (0.33)  $ (0.49)
                                                              =======   =======   ========   =======   =======
Weighted average common shares outstanding(3)...............   6,899      9,265     10,147     9,721    10,829

                                                                   AS OF DECEMBER 31,
                                                              ----------------------------         AS OF
                                                               1996      1997       1998      MARCH 31, 1999
                                                              -------   -------   --------   -----------------
                                                                                                (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  273    $ 9,918   $  1,121             $   697
Working capital.............................................    (528)     7,246     (7,734)           (12,728)
Total assets................................................   1,757     14,661      5,585               3,959
Total stockholders' equity (deficit)........................  (1,505)    (7,110)   (21,850)           (27,121)

---------------

(1) Financial results are from April 1, 1996 (commencement of operations) through December 31, 1996. From SMART's incorporation in September 1995 to March 1996, SMART had no operations and accordingly, financial information for this period is not presented.

(2) In 1998, SMART sold its Web hosting business, SMARTNAP, which resulted in a gain of $1.8 million.

(3) Basic net loss per share is calculated by dividing net loss by the weighted average common shares outstanding for each period. This number of shares does not include shares issuable upon conversion of SMART preferred stock or upon exercise of SMART options or warrants to purchase common stock because including such shares would have an antidilutive effect on the net loss calculation.

                                  i2 AND SMART

                          SELECTED UNAUDITED PRO FORMA
                       COMBINED CONDENSED FINANCIAL DATA

     The following selected unaudited pro forma combined condensed financial data is derived from the Unaudited Pro Forma Combined Condensed Financial Statements and notes thereto included elsewhere in this document, which gives effect to the merger as a pooling of interests, and should be read in conjunction with such Unaudited Pro Forma Combined Condensed Financial Statements and notes thereto.

     The selected pro forma information is presented for illustrative purposes only and is not necessarily indicative of the consolidated operating results or financial position that would have occurred had the merger been completed at the beginning of the periods presented, nor is it necessarily indicative of future operating results or financial position. See "Unaudited Pro Forma Combined Condensed Financial Statements." Amounts shown are in thousands, except per share data.

                                                                              THREE MONTHS
                                             YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                          ------------------------------   -------------------
                                            1996       1997       1998       1998       1999
                                          --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA
  (UNAUDITED):
Revenues................................  $101,513   $221,776   $369,157   $ 73,872   $117,598
Operating income (loss).................     8,208      1,855     13,745        862        (70)
Net income (loss).......................     5,174     (1,752)     5,219        212     (1,526)
Net income (loss) per share.............      0.09      (0.03)      0.07       0.00      (0.02)
Net income (loss) per share, assuming
  dilution..............................      0.08      (0.03)      0.07       0.00      (0.02)
Weighted average common shares
  outstanding...........................    59,758     64,410     71,762     70,190     73,664
Weighted average common shares
  outstanding, assuming dilution........    68,116     64,410     78,530     78,556     73,664

                                                              AS OF MARCH 31, 1999
                                                              --------------------
BALANCE SHEET DATA (UNAUDITED):
Cash, cash equivalents and short-term investments...........        $176,715
Working capital(1)..........................................         183,794
Total assets................................................         368,273
Stockholders' equity(1).....................................         230,566

---------------

(1) Includes $2.0 million of estimated costs associated with the merger. Such expenses include legal, accounting, printing, investment advisory fees and expenses and other merger-related costs. These costs will be charged to operating expenses in the period the merger is completed. These costs are preliminary and therefore subject to change.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of SMART and i2 and unaudited pro forma combined per share data after giving effect to the merger based on the pooling of interests method of accounting. This data should be read in conjunction with the audited consolidated financial statements of SMART and i2 and the notes thereto included elsewhere in this document. The unaudited pro forma combined per share data is not necessarily indicative of the net income per share or book value per share that would have been achieved had the merger been completed as of the beginning of the periods presented and should not be construed as representative of such amounts for any future dates or periods. Since inception, neither i2 nor SMART has declared or paid a cash dividend. Accordingly, no cash dividends per share data is presented below.

                                                          FISCAL YEAR ENDED         AS OF AND
                                                             DECEMBER 31,         FOR THE THREE
                                                       ------------------------    MONTHS ENDED
                                                        1996     1997     1998    MARCH 31, 1999
                                                       ------   ------   ------   --------------
                                                                                   (UNAUDITED)
i2 HISTORICAL:
Net income per share.................................  $ 0.12   $ 0.06   $ 0.29       $ 0.05
Net income per share, assuming dilution..............  $ 0.10   $ 0.06   $ 0.26       $ 0.05
Book value per share(1)..............................                                 $ 3.37
SMART HISTORICAL:
Net loss per share...................................  $(0.24)  $(0.62)  $(1.46)      $(0.49)
Book value (deficit)(2)..............................                                  (1.12)
i2 AND SMART PRO FORMA COMBINED (UNAUDITED):
Net income (loss) per share..........................  $ 0.09   $(0.03)  $ 0.07       $(0.02)
Net income (loss) per share, assuming dilution.......  $ 0.08   $(0.03)  $ 0.07       $(0.02)
Book value per share(1)..............................                                 $ 3.12
EQUIVALENT PRO FORMA COMBINED (UNAUDITED):(3)
Net income (loss) per share..........................  $ 0.01   $ 0.00   $ 0.01       $ 0.00
Net income (loss) per share, assuming dilution.......  $ 0.01   $ 0.00   $ 0.01       $ 0.00
Book value per share.................................                                   0.23

---------------

(1) i2's historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period. i2 pro forma book value per share is computed by dividing pro forma stockholders' equity, including the effect of pro forma adjustments, by the pro forma number of shares of i2 common stock outstanding at the end of the period.

(2) The computation of SMART's historical book value (deficit) per share includes the carrying value of redeemable preferred stock and the assumed conversion of all series of preferred stock.

(3) The unaudited equivalent SMART pro forma per share amounts are calculated by multiplying i2 combined pro forma per share amounts by the assumed average exchange ratio of .07337 for each outstanding share of SMART capital stock. This ratio is used only for disclosure purposes in this document. The actual exchange ratios will not be determinable until the closing of the merger.

                     MARKET PRICE AND DIVIDEND INFORMATION

     i2's common stock is traded on The Nasdaq National Market under the symbol "ITWO." The following table sets forth the range of high and low closing sales prices reported on The Nasdaq National Market for i2 common stock for the periods indicated:

                                                               HIGH     LOW
                                                              ------   ------
YEAR ENDING DECEMBER 31, 1999
Second Quarter (through June      , 1999)...................  $        $
First Quarter...............................................   35.56    22.81
YEAR ENDED DECEMBER 31, 1998
Fourth Quarter..............................................  $31.94   $ 9.25
Third Quarter...............................................   42.25    12.63
Second Quarter..............................................   40.00    27.00
First Quarter...............................................   32.81    25.06
YEAR ENDED DECEMBER 31, 1997
Fourth Quarter..............................................  $27.81   $20.13
Third Quarter...............................................   28.00    15.75
Second Quarter..............................................   25.00    13.00
First Quarter...............................................   22.88    12.88
DATE PRECEDING PUBLIC ANNOUNCEMENT
May 12, 1999 (Closing Price)................................  $34.00

     There is no established public trading market for SMART capital stock.

RECENT CLOSING PRICES

     The closing sales price per share of i2 common stock on The Nasdaq National
Market was $          on June           , 1999, the latest practicable trading
day before the mailing of this document for which information was obtainable.

     Because the market price of i2 common stock is subject to fluctuation, the market value of the shares of i2 common stock that you will receive in the merger may increase or decrease prior to and following the merger. YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR I2 COMMON STOCK. NEITHER SMART NOR I2 CAN ASSURE YOU AS TO THE FUTURE PRICES FOR I2 COMMON STOCK.

DIVIDEND INFORMATION

     Neither i2 nor SMART has ever paid any cash dividends on their stock, and both anticipate that they will continue to retain any earnings for the foreseeable future for use in the operation of their respective businesses.

NUMBER OF STOCKHOLDERS

     As of April 23, 1999, there were 519 stockholders of record who held shares of i2 capital stock and as of May 12, 1999, there were 181 stockholders of record who held shares of SMART capital stock.

             SOLICITATION OF WRITTEN CONSENTS OF SMART STOCKHOLDERS

REQUESTED DATE OF RECEIPT OF WRITTEN CONSENTS

     SMART requests that you return (1) each written consent by facsimile using
the enclosed cover sheet as soon as possible, but no later than June   , 1999,
to J. Nixon Fox III, Esq., Gray Cary Ware & Freidenrich LLP, at facsimile number
(512) 457-7070, and (2) each original executed written consent by mail in the
enclosed prepaid envelope no later than June   , 1999 to Gray Cary Ware &
Freidenrich LLP, 100 Congress Avenue, Suite 1440, Austin, Texas 78701,
Attention: J. Nixon Fox III, Esq.

MATTERS TO BE APPROVED BY WRITTEN CONSENT

     You are being asked to consider proposals and act by written consent to (1) approve and adopt the merger agreement and approve the merger, and, where appropriate, (2) approve the conversion of SMART Series A Preferred Stock and SMART Series B Preferred Stock into SMART common stock and (3) approve the termination of the agreements providing certain rights to holders of SMART preferred stock. See "Terms of the Merger -- Conversion of Series A and Series B Preferred Stock" and "Terms of the Merger -- Termination of Rights Agreements."

RECORD DATE AND SHARES ENTITLED TO ACT BY WRITTEN CONSENT

     You may act by written consent to the matters described above only if you held shares of SMART capital stock at the close of business on the record date, which is May 12, 1999. As of the close of business on the record date, the following shares, held of record by 181 stockholders, were outstanding and entitled to consent: 11,178,281 shares of SMART common stock; 1,434,783 shares of SMART Series A Preferred Stock; 4,498,606 shares of SMART Series B Preferred Stock; and 3,749,999 of SMART Series C Preferred Stock. You are entitled to one vote for each share of SMART common stock you hold, or into which your shares of SMART preferred stock were convertible, as of the record date.

ACTION BY WRITTEN CONSENT

     The written consent or consents accompanying this document are solicited on behalf of the SMART Board of Directors. Original solicitation of consents by mail may be supplemented by telephone, facsimile, letter or personal solicitation by directors, officers or other employees of SMART. You are requested to complete, date, sign and promptly return the accompanying written consent or consents in the accompanying prepaid envelope to SMART. All properly executed written consents received by SMART prior to the date upon which the necessary consent is received by SMART to approve each of the respective proposals will be treated as consents to the proposals included in each respective written consent, unless revoked prior to such date.

CONSENTS REQUIRED

     The approval and adoption of the merger agreement and the approval of the merger by SMART's stockholders is required by the Delaware General Corporation Law. It is a condition to the closing of the merger that:

     - The merger agreement and the merger be approved by holders of at least 90% of the outstanding shares of SMART capital stock and a majority of each class or series of SMART preferred stock, each acting as a separate class;

     - The conversion of all outstanding shares of SMART Series A Preferred Stock and SMART Series B Preferred Stock into SMART common stock prior to the effective time of the merger be approved by at least a majority of the Series A Preferred Stock and Series B Preferred Stock, each acting as a separate class; and

     - The termination of the agreements providing certain rights to holders of SMART preferred stock, effective as of the effective time of the merger, prior to the closing of the merger be approved by certain holders of common stock and at least a majority of the holders of SMART preferred stock.

     For additional information, see "Terms of the Merger -- Conversion of Series A and Series B Preferred Stock" and "Terms of the Merger -- Termination of Rights Agreements."

     Certain affiliates of SMART who collectively own approximately 79% of SMART's outstanding capital stock have entered into stockholder agreements agreeing to consent to the merger and granting a proxy to i2 to vote or execute a consent with respect to all of their shares.

BOARD RECOMMENDATION

     THE SMART BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND BELIEVES THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF SMART AND ITS STOCKHOLDERS AND THEREFORE RECOMMENDS THAT YOU CONSENT TO (1) APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER, AND, WHERE APPROPRIATE, (2) APPROVAL OF THE CONVERSION OF SMART SERIES A PREFERRED STOCK AND SMART SERIES B PREFERRED STOCK INTO SMART COMMON STOCK AND
(3) APPROVAL OF THE TERMINATION OF THE AGREEMENTS PROVIDING CERTAIN RIGHTS TO HOLDERS OF SMART PREFERRED STOCK.

     In considering such recommendation, you should be aware that i2 has agreed to provide certain employment and severance arrangements to certain directors, officers and employees of SMART. See "Terms of the Merger -- Related
Agreements -- Employment and Non-Competition Agreements."

     YOU ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS DOCUMENT, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED WRITTEN CONSENT OR CONSENTS IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

     YOU SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR WRITTEN CONSENT OR CONSENTS. A transmittal form with instructions for the surrender of certificates for SMART capital stock will be mailed to you as soon as practicable after completion of the merger. For more information regarding the procedures for exchanging your SMART stock certificates for i2 stock certificates, please see the section entitled "Procedures for Exchanging Stock Certificates" on page 35 of this document.

                                   THE MERGER

GENERAL

     The merger agreement provides for the merger of a wholly owned subsidiary of i2 with and into SMART, so that SMART becomes a wholly owned subsidiary of i2. The discussion in this document of the merger and the description of the principal terms and conditions of the merger agreement are subject to and qualified in their entirety by reference to the merger agreement, a copy of which is attached to this document as Appendix A and is incorporated herein by reference. You are urged to read the merger agreement and all other appendices to this document in their entirety.

BACKGROUND OF THE MERGER

     Through 1997, i2 had focused its product development and marketing efforts on supply chain optimization and related applications. In 1998, i2 expanded its market strategy to include optimizing other critical business processes through its electronic business process optimization, or eBPO, strategy with the objective of providing its customers with a complete solution for the optimization of key business processes.

     In the latter half of 1998, i2 announced its eBPO strategy. One objective of this strategy was to address software applications targeted at Web-based commerce and collaborative efforts. i2 intended to use internal development, partnering and acquisitions to achieve this objective. As part of this strategy, i2 determined the enterprise relationship management software market to be attractive because it shares many characteristics that i2 had identified as market drivers, including the following:

     - Rapid and dynamic change within certain sectors;

     - Intense competition among its target customers in selected industries;

     - Increased profitability pressures and associated requirements to improve efficiency within these industries;

     - The need for businesses to manage large amounts of information; and

     - Challenges and opportunities created by the increased use of the Internet for commercial activities.

     By July 1998, SMART's operations had become restricted by its limited capital resources, and the SMART Board of Directors met in July and August 1998 to discuss strategic alternatives which would strengthen SMART's financial position. The board discussed strategic partnerships with other companies as well as equity financings with venture capital firms or other investors. Management of SMART presented financial forecasts for the fourth quarter of 1998 which indicated the company would continue to experience significant losses as a result of decreased sales volumes and delays in the release of new versions of its software products. The board directed management to explore possible financing alternatives and strategic partnerships in order for SMART to continue its ongoing operations, more rapidly develop the next version of its software products, develop new distribution channels and customers and expand internationally.

     In early November 1998, William M. Beecher, i2's Executive Vice President, Operations and Chief Financial Officer, met with Bryan Plug, President and Chief Executive Officer of SMART, and various other members of SMART management to learn about SMART and its products, and initiate an assessment of SMART's potential as a business partner of i2.

     From August to November, 1998, SMART management contacted potential strategic partners, including i2, and began negotiating a preferred stock financing with an investor. In late November 1998, SMART management was informed by this investor that it had withdrawn its proposed term sheet for this equity financing, and management continued its discussions with other potential investors in SMART preferred stock.

     In early December 1998, SMART management met with Gregory Brady, i2's President, and Sandeep Tungare, i2's President, Demand Management, at SMART's headquarters. Various presentations were made by SMART management, including a review of SMART's corporate strategy, market overview, product overview and financial position. The participants then discussed the possibility of i2 investing in SMART.

     In December of 1998, the SMART Board of Directors considered a proposal for a preferred stock financing with an investor pursuant to a term sheet that had been offered by this investor, which was subsequently withdrawn later that month.

     In January and February of 1999, Mr. Plug of SMART and Mr. Tungare of i2 met via telephone conference on several occasions to discuss a strategic investment by i2.

     On January 12, 1999, Mr. Tungare sent a written proposal to SMART proposing various financing and/or alliance alternatives. The SMART Board of Directors met to discuss and compare the i2 proposal with a separate equity financing proposal.

     During January and February 1999, SMART considered various proposals for preferred stock financings. On January 21, 1999, the SMART Board of Directors met and directed management to draft and deliver a term sheet to i2 regarding such a financing. During the period between January 25 and 29, 1999, i2 performed due diligence and SMART and i2 intensively negotiated the terms of the proposed financing, but on January 29, the parties were unable to reach agreement and terminated the discussions.

     On February 16, 1999, at a meeting of i2 management, Mr. Tungare suggested that a possible business combination of SMART and i2 might be beneficial to the two companies. Later in the day, Messrs. Tungare and Plug met via telephone conference. At this meeting, Mr. Tungare indicated to Mr. Plug that i2 would be interested in exploring the potential for a combination of their two companies.

     On February 19, 1999, a director of SMART, spoke with Mr. Tungare and proposed additional discussions between i2 and SMART regarding the potential combination of SMART and i2.

     On February 20 and February 21, 1999, the SMART Board of Directors discussed whether to pursue further discussions with i2 regarding possible transactions between i2 and SMART. The directors considered whether pursuit of those discussions would risk the withdrawal by investors from an anticipated financing transaction. After lengthy discussion, the board directed management to pursue discussions with i2 regarding a merger of i2 and SMART.

     On February 21, 1999, the SMART Board of Directors met to discuss, and then approved, a $1.5 million loan from i2 that had been negotiated by SMART management, and designated Andrew Heller, a director of SMART, and Messrs. Benson and Plug as members of a special committee of the SMART Board of Directors to negotiate the terms of future agreements with i2. On February 22, 1999, SMART and i2 entered into a loan agreement regarding the aforementioned $1.5 million loan, the proceeds of which would be used for general corporate purposes.

     During the period between February 22 and February 24, 1999, the SMART special committee negotiated with i2 the terms and conditions upon which SMART would merge with i2. The special committee visited i2's offices in Irving, Texas on February 24, 1999 to negotiate the aggregate price to be paid by i2 for SMART. After several hours of discussions, the SMART special committee decided to terminate discussions with i2.

     On February 25, 1999, the SMART Board of Directors compared the proposals currently being offered by prospective investors and i2 and further considered
(1) whether the preferred stock financing would be sufficient to meet SMART's long-term capital requirements, (2) the risks associated with delaying the preferred stock financing in order to pursue the combination with i2, (3) the risks associated with the i2 combination not being consummated after negotiations with i2 and (4) the benefits and risks to SMART and its stockholders of a combination with i2. The board determined that the combination with i2 was in the best interests of SMART and its stockholders. The board then directed management to delay the closing of the preferred stock financing in order to pursue the merger with i2.

     On February 26, 1999, Messrs. Plug and Tungare met at i2 headquarters. Mr. Tungare presented to Mr. Plug proposed terms on which i2 would acquire SMART. At the time of this proposal, Mr. Plug said he would consider i2's proposal and reply to i2 following his consultation with the SMART Board of Directors.

     During late February and early March, 1999, i2 conducted a due diligence review of SMART and evaluated alternatives to an acquisition that might be more attractive from its perspective.

     On or about March 5, 1999, Messrs. Tungare and Plug came to a tentative agreement on proposed terms of the business combination and discussed various topics, including management and personnel issues surrounding the potential business combination of SMART and i2.

     On March 5, 1999, the two companies entered into a second loan agreement whereby i2 loaned $1.5 million to SMART to be used for general corporate purposes.

     On March 16, 1999, i2 held a board meeting at which Messrs. Brady, Beecher and Tungare provided the i2 board with a status report on SMART, the terms for the proposed transaction and a valuation analysis of SMART. The i2 Board of Directors considered the potential benefits and risks of the proposed merger, as discussed below under "-- Reasons for the Merger," and "Risk Factors -- Risks Related to the Merger." The i2 Board of Directors considered the potential benefits and risks of the proposed merger, as discussed below under "-- Reasons for the Merger," and "Risk Factors -- Risks Related to the Merger." After a lengthy discussion, the board concluded that it was in the strategic interest of i2 to pursue a transaction along the lines proposed.

     From March 23, 1999 through March 31, 1999, SMART and i2, together with their legal advisors, negotiated and revised the terms of the merger and the merger agreement and continued their legal, financial and business due diligence of each other.

     On March 31, 1999, the SMART Board of Directors met to discuss the terms and conditions of the merger and merger agreement with i2 as proposed at that time. Prior to the meeting, drafts of the merger agreement and related agreements had been provided to each of the directors. The terms of the proposed merger, including the proposed ratios by which shares of i2 common stock would be exchanged for each share of SMART capital stock were discussed. SMART's management team summarized their due diligence investigation with respect to i2, and i2's background, products, recent financial performance and current financial condition. The SMART Board of Directors then considered the potential benefits of the proposed merger, the risks of the proposed merger and potential reasons not to undertake the merger, as discussed below under "-- Reasons for the Merger," and "Risk Factors -- Risks Related to the Merger," and alternatives to the merger, including a preferred stock financing or a strategic partnership. After this discussion, the board determined that the merger and the merger agreement were advisable and in the best interests of SMART and its stockholders, approved the merger and the merger agreement and resolved to recommend the approval and adoption of the merger agreement by the stockholders of SMART. The board of Directors authorized management, on behalf of SMART, to execute and deliver the merger agreement and any other agreements, instruments and documents contemplated by the merger agreement.

     On April 11, 1999, the i2 Board of Directors met to discuss the status of the negotiations and review the terms of the proposed merger. Prior to the meeting, drafts of the merger agreement and related agreements had been provided to each of the directors. i2's management discussed the results of i2's due diligence investigations with respect to SMART, including but not limited to, SMART's recent financial performance and product development efforts. After lengthy discussions, the board determined that the merger and the merger agreement were advisable and in the best interests of i2 and its stockholders and approved the merger and the merger agreement. The board authorized management, on behalf of i2, to execute the merger agreement and other documents contemplated by the merger agreement with such changes as the officers of i2 deemed necessary or appropriate.

     On April 29, 1999, SMART repaid the loans from i2.

     On May 3, 1999, the SMART Board of Directors met to discuss changes that had been negotiated by SMART management and i2 in the proposed merger agreement and the terms and conditions of the merger. After detailed discussion of the results of the negotiations with respect to the merger agreement, the SMART Board of Directors determined that the modified merger agreement was advisable, and in the best interests of SMART's stockholders, approved the modified merger agreement and authorized management to execute the modified merger agreement and any other agreements, with such changes as management deemed necessary, and any instruments and documents contemplated by the modified merger agreement, and resolved to recommend the approval and adoption of the merger agreement by the stockholders of SMART.

     On May 12, 1999, the merger agreement was executed and the parties issued a press release announcing its execution.

REASONS FOR THE MERGER

  i2's Reasons for the Merger

     The i2 Board of Directors has identified several potential benefits of the merger that it believes will contribute to the success of i2 after the effectiveness of the merger. These potential benefits include:

     - Enhancing i2's eBPO product portfolio with the addition of SMART's customer management products;

     - Allowing i2 to secure ownership of SMART's technology which may offer i2 competitive advantages in its eBPO strategy;

     - Adding capable software development teams, which will augment i2's ability to deliver new products to the marketplace;

     - Offering customers of SMART and i2 a more comprehensive software solution than either could offer independently;

     - Gaining significant domain expertise in Web-based business applications and additional depth in its core decision-support knowledge base;

     - Maintaining i2's competitiveness in the markets in which it serves; and

     - Providing i2 access to new vertical markets, such as financial services and telecommunications.

  SMART's Reasons for the Merger

     SMART's Board of Directors has determined that many opportunities for SMART and its stockholders will result from the merger. Specifically, it is anticipated that the merger will provide SMART with opportunities to:

     - Utilize the resources of the combined company to develop additional applications and improved functionality for SMART's existing products;

     - Utilize i2's large and experienced sales force to sell SMART's products and services;

     - Utilize i2's greater financial resources to reduce the risks associated with the ongoing refinement of a complete customer-driven enterprise relationship management software solution;

     - Gain greater market strength by combining with a larger company;

     - Market its products through i2's distribution channels and sell its products with i2's products; and

     - Avoid raising additional funds, which would likely be achieved through the issuance of convertible debt or equity, which would likely dilute existing stockholders.

     In addition, it is anticipated that the merger will provide you with opportunities to:

     - Reduce your exposure to risks inherent in SMART's (1) reliance on a limited number of products and (2) competition with larger companies with more diversified product lines and greater financial resources;

     - Gain greater investment liquidity through ownership of i2 common stock, which is quoted on The Nasdaq National Market;

     - Participate in the potential for growth of the combined company after the merger; and

     - Benefit from the merger's qualification as a tax-free reorganization.

  Factors Considered by the SMART Board of Directors

     The SMART Board of Directors considered a number of factors (in addition to the matters described above) in its analysis of the merger, including:

     - The technology, products, management, business partners, distribution channels, competitive positions, customers and future prospects of SMART and i2;

     - The current financial condition of SMART;

     - The long-term opportunities and prospects of SMART as a stand-alone company and of SMART and i2 as a combined company;

     - The consideration to be received by SMART stockholders in the merger;

     - The current and historical market prices of, and volatility and trading information with respect to, i2 common stock;

     - The expected tax-free treatment to SMART and its stockholders;

     - The terms and conditions of the merger agreement;

     - The potential impact of the merger on employees, customers and strategic partners of SMART;

     - The potential conflicts between the interests of SMART stockholders and the interests of certain SMART executive officers and directors; and

     - Possible alternative financing strategies or strategic relationships for SMART, based on prior discussions held with other potential partners and the likelihood of these transactions occurring on terms favorable to SMART and its stockholders.

     The SMART Board of Directors also considered a variety of potential negative factors in its deliberations on the merger, including:

     - The risk to holders of SMART capital stock that the consideration they will receive as a result of the merger could be significantly reduced in the event of a decline in i2's stock price;

     - The impact of the loss of SMART's status as an independent company on stockholders, employees and strategic partners of SMART;

     - The risk that the potential benefits sought in the merger might not be fully realized;

     - The impact of the proposed transaction on alternative potential strategic transactions involving SMART;

     - The risk that, despite the efforts of SMART and i2, key technical and management personnel might not remain employees of SMART; and

     - The other risks described under "Risk Factors" in this document.

     The foregoing discussion of the information and factors considered by the SMART Board of Directors is not intended to be exhaustive but is believed to include all material factors considered the SMART Board of Directors. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the SMART Board of Directors, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the SMART Board of Directors did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor, but, rather, conducted an overall analysis of the factors described above, including thorough discussions with SMART's management and legal, financial and accounting advisors. In considering the factors described above, individual members of the SMART Board of Directors may have given different weight to different factors. The SMART Board of Directors considered all of these factors as a whole and believed the factors supported its determination to approve the merger. After taking into consideration all of the factors set forth above, the SMART Board of Directors concluded that the merger was advisable to, and in the best interests of, SMART and its stockholders and that SMART should proceed with the merger.

FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion describes the material federal income tax considerations relevant to the exchange of shares of SMART capital stock for i2 common stock pursuant to the merger that are generally applicable to you. This discussion assumes that you hold your shares as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and the proposed Treasury Regulations under the Code and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to you as described herein.

     You should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to you in light of your particular circumstances, such as if you:

     - Are a dealer in securities;

     - Are subject to the alternative minimum tax provisions of the Code;

     - Are subject to special treatment under the Code (such as insurance companies, tax-exempt organizations or financial institutions);

     - Are a foreign person;

     - Do not hold your SMART capital stock as capital assets;

     - Hold your shares in a hedging transaction or as part of a straddle or conversion transaction; or

     - Acquired your shares in connection with stock option or stock purchase plans or in other compensatory transactions.

     In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including, without limitation, any transaction in which shares of SMART capital stock are acquired or shares of i2 common stock are disposed of, or the tax consequences of the assumption by i2 of the SMART options. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES AND APPLICABLE TAX RETURN REPORTING REQUIREMENTS.

     The merger is intended to constitute a tax-free "reorganization" within the meaning of Section 368(a) of the Code. In the event the merger qualifies as a reorganization, the merger will generally result in the following federal income tax consequences to you:

     - You will recognize no gain or loss solely upon your receipt of i2 common stock in exchange for SMART capital stock in the merger (except to the extent of cash received in lieu of a fractional share of i2 common stock).

     - The aggregate tax basis of i2 common stock you receive in the merger (reduced by any tax basis attributable to fractional shares that you are deemed to dispose of) will be the same as the aggregate tax basis of SMART capital stock surrendered in exchange for such shares.

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

     - The holding period of i2 common stock you receive in the merger will include the period for which SMART capital stock surrendered in exchange therefor was considered to be held, provided that you held the SMART capital stock surrendered as a capital asset at the time of the merger.

     - Cash payments you receive in lieu of a fractional share will be treated for federal income tax purposes as if such fractional share of i2 common stock had been issued in the merger and then redeemed by i2. If you receive such cash in this manner, you will recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share.

     The parties are not requesting and will not request a ruling from the Internal Revenue Service, or IRS, in connection with the merger. The merger is conditioned upon the receipt by i2 of a tax opinion from Brobeck, Phleger & Harrison LLP and the receipt by SMART of a tax opinion from Gray Cary Ware & Freidenrich LLP to the effect that the merger will constitute a tax-free reorganization. You should be aware that the tax opinions do not bind the IRS and the IRS is therefore not precluded from successfully asserting a contrary opinion.

     A successful IRS challenge to the tax-free reorganization status of the merger would result in you recognizing taxable gain or loss with respect to each share of common stock of SMART surrendered equal to the difference between your basis in such share and the fair market value, as of the close of the merger, of i2 common stock received in exchange for such share. In such event, your aggregate basis in i2 common stock so received would equal its fair market value and your holding period for such stock would begin the day after the merger.

     You will be required to retain records and file with your federal income tax return a statement setting forth certain facts relating to the merger.

     THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECTS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

ACCOUNTING TREATMENT

     The merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Under the pooling of interests method of accounting, the historical book values of the assets, liabilities and stockholders' equity (deficit) of SMART will be carried over and combined with the consolidated balance sheet of i2. In addition, the historical i2 statements of operations will be restated to combine its results with the historical results of SMART for all periods presented.

     Consummation of the merger is conditioned upon receipt by SMART and i2 of letters from their independent accountants regarding the accounting firms' concurrence with SMART management's and i2 management's conclusions as to the appropriateness of pooling of interests accounting for the merger under Accounting Principles Board Opinion No. 16, and the related interpretations of the American Institute of Certified Public Accountants, the Financial Accounting Standards Board and the rules and regulations of the SEC.

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

                              TERMS OF THE MERGER

     The merger agreement is attached as Appendix A to this document and is incorporated here by this reference. SMART and i2 encourage you to read the merger agreement in its entirety. It is the legal document governing the merger, and in the event of any discrepancy between the terms of the merger agreement and the following summary, the merger agreement will control.

CONVERSION OF COMMON STOCK AND SERIES C PREFERRED STOCK

     Upon the completion of the merger, up to 2,141,603 shares of i2 common stock are issuable (including i2 common stock to be reserved for issuance upon exercise of certain SMART options and warrants assumed by i2) in exchange for the acquisition by i2 of all outstanding SMART capital stock, all unexpired and unexercised options and certain warrants to purchase SMART common stock. Under the SMART Restated Certificate of Incorporation, SMART preferred stock is entitled to receive a liquidation preference at the effective time of any merger of SMART with another company in which the stockholders of SMART before the merger have less than 50% of the voting power of the surviving corporation. This includes the proposed merger. The liquidation preference of the SMART Series A Preferred Stock, SMART Series B Preferred Stock and SMART Series C Preferred Stock is currently $1.15, $0.86 and $3.00 per share, or an aggregate of $1,650,000, $3,868,801, and $11,249,997, respectively. The value of i2 common stock for purposes of determining how many shares will be received by holders of SMART preferred stock in payment of their liquidation preferences is equal to the average closing price per share of i2 common stock as quoted on The Nasdaq National Market over the 30 calendar day period ending three days prior to the closing date (the "i2 Stock Price").

     Based upon recent prices of i2 common stock, the i2 common stock to be issued in exchange for the SMART common stock issuable upon conversion of SMART Series A Preferred Stock and SMART Series B Preferred Stock will likely be more valuable than the liquidation preference that would be paid in shares of i2 common stock in exchange for shares of SMART Series A and SMART Series B Preferred Stock in the merger. However, based upon recent prices of i2 common stock, the i2 common stock that would be issued in exchange of the SMART common stock issuable upon conversion of SMART Series C Preferred Stock would likely be less valuable than the liquidation preference payable in shares of i2 common stock in exchange for shares of SMART Series C Preferred Stock. See
"Summary -- What You Will Receive In the Merger." It is a condition to the closing of the merger that all outstanding shares of SMART Series A and Series B Preferred Stock will be converted into SMART common stock prior to the effective time of the merger, and holders of SMART Series C Preferred Stock will elect to exchange all or part of their Series C Preferred Stock for shares of i2 common stock in accordance with their liquidation preference, pursuant to SMART's Restated Certificate of Incorporation.

     Specifically, shares of i2 common stock will be distributed to SMART stockholders as follows:

     - If you are a holder of SMART Series C Preferred Stock and have not exercised your appraisal rights, each share that you hold will be converted into the right to receive a fraction of a share of i2 common stock equal to the quotient obtained by dividing (1) $3.00, your per share liquidation preference, by (2) the i2 Stock Price.

     - If you are a holder of SMART common stock and you have not exercised your appraisal rights, each share of common stock that you hold will be converted into the right to receive a fraction of a share of i2 common stock equal to the quotient obtained by dividing (1) 2,141,603 minus the number of shares to be issued to holders of SMART Series C Preferred Stock by (2) the sum of (a) the number of shares of all issued and outstanding shares of SMART common stock as of the effective time of the merger and (b) the number of whole shares of SMART common stock issuable upon exercise of all options and warrants to purchase shares of SMART common stock outstanding as of the effective time of the merger (other than the bridge warrants and outstanding options for unvested option shares held by persons that have ceased to be employees of SMART prior to the closing date) (the "Common Exchange Ratio").

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

     No fractional shares of i2 common stock will be issued in the merger. Instead, if you would otherwise be entitled to a fraction of a share of i2 common stock, you will receive an amount of cash equal to the product of that fraction multiplied by the i2 Stock Price.

CONVERSION OF SERIES A AND SERIES B PREFERRED STOCK

     It is a condition to the closing of the merger in the merger agreement that all outstanding shares of SMART's Series A Preferred Stock and SMART Series B Preferred Stock be converted into SMART common stock prior to the effective time of the merger. Assuming the proposal effecting such conversion has been approved by the required numbers of holders of SMART Series A Preferred Stock and SMART Series B Preferred Stock, each outstanding share of SMART Series A Preferred Stock and SMART Series B Preferred Stock will be automatically converted into shares of SMART common stock pursuant to the SMART Restated Certificate of Incorporation immediately prior to the effective time of the merger. Upon the completion of the merger, each such share of SMART common stock will then be converted into the right to receive (1) that number of shares of i2 common stock as is equal to the Common Exchange Ratio and (2) cash for any fraction of a share of i2 common stock they are to receive equal to the product of that fraction of a share multiplied by the i2 Stock Price.

CONVERSION OF OPTIONS AND WARRANTS

     Options to Purchase SMART Common Stock. As of May 12, 1999, there were options to purchase 5,423,292 shares of SMART common stock outstanding, each of which was granted pursuant to SMART's 1996 Stock Option/Stock Issuance Plan. Additional options may be granted by SMART in the normal course of business prior to the closing of the merger. Upon completion of the merger, each such option outstanding prior to the effective time of the merger will be assumed by i2 and automatically converted into an option to purchase the number of shares of SMART common stock equal to the product of (1) the number of shares of SMART common stock that were issuable upon exercise of such option immediately prior to the effective time of the merger and (2) the Common Exchange Ratio. To avoid fractional shares, the number of shares of i2 common stock subject to an assumed SMART option will be rounded down to the nearest whole share. The per share exercise price of any given option after the effective time of the merger will be determined by dividing the exercise price of the option immediately prior to the effective time of the merger by the Common Exchange Ratio, rounded up to the nearest whole cent. The other terms of the SMART options, including vesting schedules, will remain unchanged. As soon as practicable after the closing date, i2 will file a Registration Statement on Form S-8 with the SEC with respect to the shares of i2 common stock issuable upon exercise of the assumed SMART options.

     Bridge Warrants. In connection with, and as an inducement to, the purchase by certain investors and the issuance by SMART of a series of subordinated convertible promissory notes in October 1998, SMART issued to certain investors warrants to purchase an aggregate of 250,000 shares of SMART Series C Preferred Stock at an exercise price of $3.00 per share (the "Bridge Warrants"). At the effective time of the merger, each outstanding Bridge Warrant will be assumed by i2 and exchangeable for warrants to purchase the number of shares of i2 common stock equal to the product of (1) the number of shares of SMART Series C Preferred Stock issuable on exercise of the Bridge Warrants and (2) the Series C Exchange Ratio. The per share exercise price of a Bridge Warrant after the effective time of the merger will be determined by dividing the exercise price of any given Bridge Warrant immediately prior to the effective time of the merger by the Series C Exchange Ratio, rounded up to the nearest whole cent. i2 has agreed to file an appropriate registration statement for the resale by the holders of the shares of i2 common stock issued upon exercise of these warrants.

     Series B Warrants. In connection with, and as an inducement to, the making of certain loans by Imperial Bank to SMART, SMART issued to Imperial Bank and Imperial Bancorp warrants to purchase an aggregate of 36,047 shares of SMART Series B Preferred Stock at an exercise price of $0.86 per share (the "Series B Warrants"). At the effective time of the merger, each Series B Warrant outstanding will be assumed by i2 and exchangeable for warrants to purchase the number of shares of i2 common stock equal to the product of (1) the number of shares of SMART common stock into which the Series B Preferred Stock issuable on exercise of the Series B Warrants are convertible and (2) the Common Exchange Ratio. The per share exercise price of a Series B Warrant after the effective time of the merger will be determined by dividing the exercise price of any given Series B Warrant immediately prior to the effective time of the merger by the Common Exchange Ratio, rounded up to the nearest whole cent. i2 has agreed to file an appropriate registration statement for the resale by the holders of the shares of i2 common stock issued upon exercise of these warrants.

     As of the record date, outstanding SMART options and warrants were exercisable for an aggregate of 5,714,963 shares of SMART common stock, including shares of common stock issuable upon conversion of convertible securities issuable upon exercise of warrants.

TERMINATION OF RIGHTS AGREEMENTS

     It is a condition to the closing of the merger in the merger agreement that all provisions of all agreements among SMART and any of its securityholders or optionholders, or among any SMART securityholders or optionholders, providing for registration rights, rights of first refusal, rights of co-sale, relating to the voting of SMART securities or requiring SMART to obtain the consent or approval of any such securityholders or optionholders prior to taking or failing to take any action, shall be terminated effective immediately prior to the closing date, except to the extent that such provisions would otherwise cease to apply to SMART and i2 securities upon the closing date. As a result, the following three agreements, among others, must be terminated as a condition to the closing of the merger:

     Investors' Rights Agreement. SMART and the holders of SMART preferred stock are parties to a Second Amended and Restated Investors' Rights Agreement, dated October 30, 1997, which provides the holders of SMART preferred stock with, among other things:

     - Rights with regard to the registration of the resale of their SMART preferred stock under the Securities Act of 1933, as amended;

     - Indemnification by SMART with respect to any liabilities arising from such registration;

     - The right to purchase a portion of new equity securities issued by SMART;

     - The right to receive certain financial information and inspect the books and records of SMART; and

     - Restrictions on resale of their SMART preferred stock under certain circumstances.

Termination of this agreement requires the written consent of SMART and the holders of at least the majority of SMART common stock issuable upon the conversion of the SMART preferred stock.

     Co-Sale Agreement. SMART, the holders of SMART preferred stock, and Mark Benson, Jasiph DeCoux, Andrew Heller and Jason Parrish are parties to a Second Amended and Restated Co-Sale and First Refusal Agreement, dated October 30, 1997, which provides the holders of SMART preferred stock a right of first refusal to purchase any shares proposed to be transferred by, and a right of co-sale in connection with any such transfer by, Messrs. Benson, DeCoux, Heller and Parrish. Termination of this agreement requires the written consent of the majority of the shares of SMART common stock held by Messrs. Benson, DeCoux, Heller and Parrish and the holders of a majority of the shares of SMART preferred stock.

     Voting Agreement. SMART and certain holders of SMART common stock and holders of SMART preferred stock are parties to a Voting Agreement, dated October 30, 1997 which provides, among other things, for the election or removal of persons to the SMART Board of Directors as designated by certain groups, including the holders of SMART preferred stock, the holders of SMART common stock and the holders of SMART Series C Preferred Stock, and that SMART would enter into indemnification agreements with such designees. Termination of this agreement requires the written consent of the holders of a majority of the shares of SMART common stock held by Messrs. Benson, DeCoux, Heller and Parrish and the holders of a majority of shares of SMART preferred stock.

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

PROCEDURES FOR EXCHANGING STOCK CERTIFICATES

     As soon as practicable after the effective time of the merger, a letter of transmittal with instructions will be mailed to you for use in exchanging your SMART capital stock certificates for i2 common stock certificates. Upon surrender of your SMART capital stock certificate for cancellation to the exchange agent in connection with the merger, together with such letter of transmittal, duly completed and validly executed in accordance with its instructions, you will be entitled to receive a certificate representing the number of whole shares of i2 common stock equal to the appropriate exchange ratio multiplied by the number of shares represented by the SMART capital stock certificate being exchanged. No fraction of a share of i2 common stock will be issued. Instead, if you would otherwise be entitled to a fraction of a share of i2 common stock (after aggregating all fractional shares of i2 common stock to be received by you), you will receive from i2 an amount of cash, rounded up to the nearest whole cent, equal to the product of such fraction multiplied by the i2 Stock Price.

     Immediately after the effective time of the merger, each certificate representing outstanding shares of SMART capital stock will be deemed for all corporate purposes, other than the payment of dividends, to evidence the ownership of (1) the number of full shares of i2 common stock into which such shares of SMART capital stock shall have been so converted as a result of the merger and (2) the right to receive an amount in cash in lieu of the issuance of any fractional shares. No dividends or other distributions with respect to i2 common stock with a record date after the effective time of the merger will be paid to the holder of any unsurrendered SMART capital stock certificate with respect to the shares of i2 common stock they represent until the holder of record of such certificate surrenders such certificate. Subject to applicable law, following surrender of any such certificate, the record holder of such certificate will be paid at the time of such surrender, without interest, the amount of any dividends or other distributions with a record date after the effective time of the merger payable with respect to such shares.

     If any certificate for shares of i2 common stock is to be issued to you in a name other than that in which your surrendered SMART capital stock certificate is registered, it will be a condition of the issuance of the i2 common stock that (1) your surrendered SMART capital stock certificate be properly endorsed and otherwise in proper form for transfer and (2) you pay to i2 or any agent designated by it any transfer or other taxes required by reason of such name change, or establish to the satisfaction of i2 or any agent designated by it that such tax has been paid or is not payable.

     YOU SHOULD NOT SUBMIT YOUR CERTIFICATES FOR EXCHANGE UNTIL YOU HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

NOTIFICATION REGARDING OPTIONS

     Following the effective time of the merger, each outstanding SMART option will be assumed by i2 automatically and no action will be required on the part of the optionholder to convert such holder's SMART options into options to purchase a fraction of a share of i2 common stock, as described above in "Conversion of Options and Warrants."

NOTIFICATION REGARDING WARRANTS

     Following the effective time of the merger, i2 will issue to each person who, immediately prior thereto, was a holder of an outstanding SMART Series B Warrant or Bridge Warrant a document evidencing the assumption of such warrant by i2. Such assumption will be automatic and no action will be required on the part of the holder of the warrant to convert such holder's warrant into a warrant to purchase shares of i2 common stock.

OPERATIONS FOLLOWING THE MERGER

     Upon completion of the merger, SMART will become a wholly owned subsidiary of i2. The membership of the i2 Board of Directors will remain unchanged as a result of the merger. You will become a stockholder of i2 and your rights as a stockholder will be governed by the i2's Restated

Certificate of Incorporation and Amended and Restated Bylaws and the laws of the State of Delaware. See "Comparison of Rights of Stockholders of SMART and i2."

THE MERGER AGREEMENT

  Effective Time of the Merger

     As promptly as practicable after the satisfaction or waiver of the conditions set forth in the merger agreement, SMART and i2 intend to close the merger pursuant to the merger agreement and file a certificate of merger with the Secretary of State of Delaware. The merger will become effective upon such filing. It is anticipated that, assuming all conditions are met, the effective time of the merger will occur on or before July 30, 1999, or as soon as practicable thereafter.

  Representations, Warranties and Covenants

     The merger agreement contains various representations and warranties of the parties, including representations by SMART and i2 as to their organization and capitalization, their authority to enter into the merger agreement and to consummate the transactions contemplated thereby, the existence of certain liabilities and the absence of certain material undisclosed liabilities and changes in their businesses. Such representations and warranties will survive the completion of the merger for a period of one year after the effective time of the merger; provided, however, that any claims with regard to such representations and warranties made by SMART relating to SMART's tax liabilities and payment thereof, and made by either party involving fraud or intentional misrepresentation will survive for a period equal to the statute of limitations for such matters.

     Under the terms of the merger agreement, for the period from May 12, 1999 and continuing until the earlier of the termination of the merger agreement or the effective time of the merger, each of SMART and i2 has agreed, except to the extent expressly contemplated by the merger agreement or as consented to in writing by the other to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the closing date. SMART further agreed:

     - To pay and to cause its subsidiaries to pay debts and taxes when commercially reasonable, subject to good faith disputes over such debts or taxes and i2's consent to the filing of material tax returns;

     - To pay or perform other obligations when due; and

     - To use its reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the effective time of the merger.

     In addition, SMART has agreed that it will not, among other things, do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of i2:

     - Cause or permit any amendments to its certificate of incorporation or bylaws;

     - Declare or pay any dividends on or make any other distributions, whether in cash, stock or property, in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other than any issuance of SMART common stock upon exercise of outstanding options or upon exercise of outstanding warrants, in each case outstanding as of the date of the merger agreement except for issuances of options contemplated therein, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;

     - Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans, or lower the exercise price of such options or authorize cash payments in exchange for any options or other rights granted under any of such plans;

     - Enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its material contracts, other than in the ordinary course of business consistent with past practice, except as provided in the merger agreement;

     - Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its common stock pursuant to the exercise of stock options or warrants therefor outstanding as of the date of the merger agreement, upon conversion of the SMART Series A Preferred Stock and Series B Preferred Stock, and the issuance of options to purchase a certain number of shares of SMART common stock to employees hired after the date of the merger agreement or for bonuses to existing employees (with certain limitations placed upon the number of shares issuable to any individual);

     - Transfer to any person or entity any rights to its intellectual property other than in the ordinary course of business consistent with past practice;

     - Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights with respect to any of its products or technology, except as provided in the merger agreement;

     - Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, taken as a whole, except in the ordinary course of business consistent with past practice;

     - Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, other than in connection with a loan from i2;

     - Enter into any operating lease in excess of $10,000;

     - Pay, discharge or satisfy in an amount in excess of $5,000 in any one case or $15,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in SMART's financial statements, except as otherwise provided in the merger agreement;

     - Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice;

     - Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

     - Terminate or waive any right or rights which individually or in the aggregate would reasonably be expected to be material in value to SMART, other than in the ordinary course of business;

     - Adopt or amend any employee benefit or stock purchase or option plan (except as expressly contemplated in the merger agreement), or hire any new director level or officer level employee, pay any special bonus or special remuneration to any employee or director or increase the salaries or wage rates of its employees other than pursuant to normal adjustments in accordance with past practice, except as otherwise provided in the merger agreement;

     - Grant, pay or agree to any provisions regarding severance or termination pay to any director, officer or other employee, except as set forth in the merger agreement;

     - Commence a lawsuit or take any action in connection with any existing or threatened lawsuit, administrative proceeding, mediation, arbitration or other similar proceeding other than (a) for the routine collection of bills, (b) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, the waiver of any right or claim, and/or the violation of any statute of limitations, statutory or judicial deadline, provided that it consults with i2 prior to the filing of such a suit or taking of such action, or (c) for a breach of the merger agreement or any other agreement between SMART and i2;

     - Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business;

     - Other than in the ordinary course of business, make or change any material election in respect of taxes, adopt or change any accounting method in respect of taxes, file any material tax return or any amendment to a material tax return, enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes;

     - Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

     - Take, or agree in writing or otherwise to take, any of the actions described above, or any action which would make any of its representations or warranties contained in the merger agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants thereunder.

  No Solicitation

     SMART has further agreed that SMART and its subsidiaries and the officers, directors, employees or other agents of SMART and its subsidiaries will not, directly or indirectly, prior to the earlier of the termination of the merger agreement, the effective time of the merger and July 30, 1999, (1) solicit, initiate, engage or participate in any discussions or negotiations or enter into any agreement or arrangement regarding (a) the sale of a material amount of the assets of SMART or its subsidiary, (b) any merger, business combination, restructuring, recapitalization, liquidation or similar transaction involving SMART or its subsidiary or (c) the sale or transfer of shares of SMART capital stock, (2) enter into any new strategic or marketing alliance except as provided for in the merger agreement or (3) afford access to the properties, books or records of SMART to any person that has advised SMART that it may be considering making, or that has made, a proposal for such a transaction, except to the extent required under Section 220 of the DGCL and except with respect to i2.

 Conditions to the Merger

     Each party's respective obligation to complete the merger is subject to, among other things, the approval of the merger agreement and the merger by the requisite consent of the stockholders of SMART, the SEC having declared the registration statement, of which this document is a part, effective and the satisfaction prior to the close of the merger of the additional following conditions: (1) the absence of any temporary restraining order, injunction or other legal action or regulatory restraint or prohibition preventing the merger or rendering the merger illegal, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, foreign or domestic, seeking any of the foregoing be pending;
(2) all approvals, waivers and consents of any governmental entity necessary for the completion of the transactions contemplated by the merger agreement shall have been obtained; and (3) i2, SMART, Chase Bank of Texas, N.A. and William P. Wood shall have entered into an escrow agreement as described below.

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

     The obligations of SMART to effect the merger are subject to, among other things, unless waived in writing by SMART, (1) the receipt of a certificate or certificates signed on behalf of i2 by both its President and Chief Financial Officer to the effect that (a) the representations and warranties of i2 in the merger agreement shall be true and correct as of the closing date as though such representations and warranties were made on and as of such time and (b) i2 shall have performed or complied in all material respects with all covenants, obligations, conditions and agreements required by it as of the closing date,
(2) the filing with The Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of i2 common stock issuable in connection with the merger and (3) the receipt by SMART of a written opinion of i2's legal counsel as to certain legal matters and the receipt by i2 of its legal counsel's opinion as to certain tax matters.

     The obligations of i2 to effect the merger are subject to, among other things, the satisfaction at or prior to the closing date of each of the following conditions, unless waived in writing by i2:

     - The representations and warranties of SMART in the merger agreement shall be true and correct as of the closing date as though such representations and warranties were made on and as of such time, and i2 shall have received a certificate to such effect signed on behalf of SMART by its President and its current principal accounting officer;

     - SMART shall have performed or complied in all material respects with all covenants, obligations and agreements required by them as of the close of the merger and i2 shall have received a certificate executed on behalf of SMART by its President and its current principal accounting officer to such effect;

     - i2 shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the merger;

     - No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or provision limiting or restricting i2's conduct or operation of the business of SMART and its subsidiaries, following the merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental entity, domestic or foreign, seeking the foregoing be pending;

     - There shall not have occurred any event which causes a material adverse change in the condition, whether financial or otherwise, properties, assets, liabilities, business, operations or results of operations of SMART and its subsidiaries, taken as a whole;

     - i2 shall have received from SMART the necessary documents indicating the shares of capital stock of SMART do not constitute "United States real property interests" under Section 897(c) of the Internal Revenue Code;

     - The directors and officers of SMART in office immediately prior to the closing date, other than Michael J. Feinstein and Michelle Schwalbach, shall have resigned as directors and officers, as applicable, of SMART effective as of the effective time of the merger;

     - SMART shall have provided i2 with a certificate from the Secretary of State of Delaware, and from each other jurisdiction in which SMART or any subsidiary is qualified to do business, as to SMART's good standing and payment of all applicable taxes;

     - SMART shall have terminated the SMART 401(k) Plan in the manner described in the merger agreement;

     - i2 shall have received a written opinion of SMART's legal counsel as to certain legal matters;

     - i2 shall have received a letter of Arthur Andersen LLP, independent auditors, to the effect that the merger qualifies for pooling of interests accounting treatment if consummated in accordance with the merger agreement;

     - SMART shall have received a letter of Ernst & Young LLP, independent auditors, to the effect that no conditions exist that would preclude SMART from accounting for the merger as a pooling of interests as those conditions relate solely to SMART;

     - All provisions of all agreements among SMART and any of its securityholders or optionholders, or among any SMART securityholders or optionholders, providing for registration rights, rights of first refusal or rights of co-sale, relating to the voting of SMART securities, requiring SMART to obtain the consent or approval of any such securityholders or optionholders prior to taking or failing to take any action, shall have been terminated effective immediately prior to the effective time of the merger, except to the extent that such provisions would otherwise cease to apply to SMART and i2 securities upon the closing date;

     - Each person who is an affiliate of SMART shall have delivered to i2 an affiliate agreement as described below; and

     - SMART shall have received its legal counsel's opinion as to certain tax matters.

  Indemnification by SMART; Escrow of Portion of Merger Consideration

     In the merger, 10% of the aggregate number of shares of i2 common stock issued in exchange for outstanding shares of SMART capital stock upon completion of the merger will be issued to an escrow agent for deposit into an escrow account with the escrow agent. These escrow shares shall be contributed on behalf of each SMART stockholder in proportion to the aggregate number of shares of i2 common stock such holder would otherwise receive by virtue of the merger. These escrow shares will be held in the escrow account for one year from the effective time of the merger as security for any losses incurred by i2 in the event of breaches by SMART of any of its representations, warranties, covenants and agreements contained in the merger agreement. Any shares remaining after the one-year escrow period will be delivered to the stockholders proportionately.

  Escrow Agreement

     As a condition to the closing of the merger, i2, William P. Wood, as the SMART stockholders' agent, and Chase Bank of Texas, N.A., as the escrow agent, will enter into an escrow agreement providing for the escrow of 10% of the aggregate number of shares of i2 common stock issued in exchange for outstanding shares of SMART capital stock upon completion of the merger. The escrow agreement is attached to this document as Appendix B and is incorporated herein by this reference. Your consent to approve the merger agreement also constitutes acceptance of Chase Bank of Texas, N.A. as the escrow agent. These shares shall be held in escrow for a period of one year after the effective time of the merger. Pursuant to the terms of the escrow agreement, Chase Bank of Texas, N.A. will hold and safeguard the escrow shares and, after the one-year period, deliver to the former SMART stockholders that number of escrow shares in the escrow fund in excess of any shares which are required to satisfy any successful claim made by i2 prior to the expiration of the one-year escrow period. Such claims could include reimbursement for fees and expenses incurred by SMART in connection with the merger in excess of $275,000, as described below in "Fees and Expenses."

     The escrow agreement sets forth the duties of the escrow agent, which include (1) the safeguarding of the escrow shares during the one-year escrow period, (2) the voting of the escrow shares in accordance with the instructions received from the beneficial owners of such shares and (3) the delivery at the expiration of the one-year escrow period of all escrow shares in excess of any shares necessary to cover any successful claim made by i2. The escrow agreement also provides that i2 will pay all of the escrow agent's fees.

  Termination, Amendments and Waivers

     At any time prior to the effective time of the merger, the merger agreement may be terminated:

     - By written consent of the Board of Directors of SMART and i2;

     - By either SMART or i2 if the closing shall not have occurred on or before July 30, 1999 (provided a later date may be agreed upon in writing by SMART and i2, and provided further that the right to terminate the merger agreement shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the merger to occur on or before such date and such action or failure to act constitutes a breach of the merger agreement, and in such an event the non-breaching party shall have the right to extend this date to August 31, 1999);

     - By i2 if (a) SMART breaches in any material respect any representation, warranty, obligation or agreement under the merger agreement and such breach shall not have been cured within five business days of receipt by SMART of written notice of such breach; provided, that this right to terminate the merger agreement by i2 shall not be available if i2 is at the time in breach in any material respect of the merger agreement, or
       (b) the Board of Directors of SMART shall have withdrawn or modified its recommendation of the merger agreement or the merger in a manner adverse to i2 or shall have resolved to do any of the foregoing;

     - By SMART if i2 breaches in any material respect any representation, warranty, obligation or agreement under the merger agreement and such breach shall not have been cured within five business days of receipt by i2 of written notice of such breach; provided, that this right to terminate the merger agreement shall not be available if SMART is at the time in breach in any material respect of the merger agreement;

     - By i2 if (a) any permanent injunction or other order of a court or other competent authority preventing the merger shall have become final and nonappealable or (b) any required approval of the stockholders of SMART shall not have been obtained by reason of the failure to obtain the required vote or consent upon a vote or consent held at a duly held meeting of stockholders or at any adjournment thereof or an effective action by written consent in lieu thereof; or

     - By SMART if any permanent injunction or other order of a court or other competent authority preventing the merger shall have become final and nonappealable.

  Fees and Expenses

     Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense. However, any out-of-pocket expenses incurred by SMART in connection with the merger in excess of $275,000, including fees and expenses of legal counsel, accountants and financial advisors, shall remain an obligation of SMART's stockholders and reduce the aggregate merger consideration by the amount such expenses exceed $275,000. If SMART or i2 receives any invoices for amounts in excess of said amounts and such excess was not reflected in a reduction in the aggregate merger consideration, SMART may, with i2's written approval, pay such fees. However, these payments by SMART shall, if not properly reimbursed by the stockholders of SMART at i2's request, constitute damages recoverable under the escrow agreement described above.

RELATED AGREEMENTS

  Stockholder Agreements

     Certain officers, directors and holders of more than 10% of the outstanding capital stock of SMART, collectively holding approximately 79% of the outstanding capital stock of SMART capital stock, including holders of more than 51% of each series of SMART preferred stock, have each entered into a stockholder agreement with i2. The terms of each stockholder agreement provide that the SMART stockholder signing the stockholder agreement will vote or consent to approve the merger and grants an irrevocable proxy to this effect.

  SMART Affiliate Agreements

     As a condition to the merger, various SMART stockholders and holders of SMART stock options, each identified by SMART as an affiliate prior to the execution of the merger agreement, have entered into an agreement with i2 restricting sales, dispositions or other transactions that would reduce their risk of investment with respect to the shares of SMART capital stock held by them prior to the merger and the shares of i2 common stock to be received by them in the merger to help ensure that the merger will be treated as a pooling of interests for financial reporting purposes.

  Employment and Non-Competition Agreements

     Certain employees of SMART Technologies, Inc. (including Bryan E. Plug and Muneer Hirji) have entered into employment and non-competition agreements with i2 pursuant to which they will be employed, effective as of the effective time of the merger, in positions comparable to their current position with SMART.

     The terms of the employment agreements are for one year from the closing date unless terminated earlier (1) by the employee for any reason upon 30-days written notice of such termination, (2) by i2 without cause upon 30-days written notice of such termination or (3) by i2 at any time upon the occurrence of certain described events deemed to be sufficient cause. If the employee's employment is terminated without cause prior to the expiration of their employment agreement, then i2 will continue to pay employee's base salary for a certain period as a severance payment. If the employee voluntarily terminates their employment or the employment is terminated for cause prior to the expiration of their employment agreement, then the employee will be paid all salary and benefits through the date of termination of employment, but nothing else. The employment agreement also prohibits the employee from (1) for a period of 18 months, engaging or participating in a business that directly or indirectly competes with any of the products of either SMART or i2, (2) for a period of 18 months, soliciting or hiring employees of either SMART or i2 or soliciting customers of either SMART or i2 and (3) during the term of the employee's employment and any period during which the employee receives any severance payment, undertaking the planning for or organization of any business that would directly or indirectly compete with any of the products of either SMART or i2, or conspire with agents, employees, consultants or other representatives of the SMART or i2 for the purpose of organizing any such business.

REGULATORY MATTERS

     Based on information available to them, SMART and i2 believe that the merger will not violate federal or state antitrust laws. However, SMART and i2 cannot assure you that a challenge to the completion of the merger on antitrust grounds will not be made or that, if such a challenge were made, SMART and i2 would prevail or would not be required to accept certain conditions, possibly including certain divestitures or hold-separate arrangements, in order to complete the merger.

APPRAISAL RIGHTS

     Under the Delaware General Corporation Law, or DGCL, notwithstanding the approval of the merger by the requisite number of shares of SMART, you will be entitled to assert rights in connection with the merger and obtain payment of the "fair value" for your shares, provided that you held shares as of May 12, 1999 and you comply with the requirements of Section 262 of the DGCL. If you consent to the merger, however, you are precluded from invoking such appraisal rights.

     The following is a summary of the statutory procedures that you must follow if you elect to exercise your appraisal rights. This summary is qualified in its entirety by reference to Section 262, the full text of which is attached to this document as Appendix C and is incorporated here by this reference. If you wish to assert your appraisal rights or wish to preserve the right to do so, you should review Section 262 carefully. Failure to strictly comply with the procedures set forth in Section 262 may result in the loss of your appraisal rights. If you are interested in perfecting your appraisal rights, you should consult legal counsel as to the procedures required to be followed.

     If you elect to exercise your appraisal rights, you must satisfy each of the following conditions:

     - You must deliver to SMART, within 20 days of the mailing date of the Notice to Stockholders of Written Consent Pursuant to Section 228(d) of the DGCL and the schedules and exhibits attached thereto, a written notice of your demand of payment of the fair value for your shares; and

     - You must not have consented to the adoption of the merger agreement pursuant to Section 228 of the DGCL.

     If you fail to comply with either of these conditions, you will have no appraisal rights with respect to your shares. All written notices should be addressed to: SMART Technologies, Inc., 11701 Stonehollow Drive, Austin, Texas 78758, Attention: Michael Feinstein. All written notices must be executed by, or with the consent of, the holder of record. The notice must identify you and indicate your intention to demand payment of the fair value for your shares. In the notice, your name should be stated as it appears on your stock certificate(s). If your shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, your demand must be executed by or for the fiduciary. If you own the shares with another person, such as in a joint tenancy or tenancy in common, your demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute your demand for appraisal. However, the agent must identify you and any other owners of the shares and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for you and any other owners.

     If you are considering seeking appraisal for your shares, you should note that the fair value of your shares determined under Section 262 could be more, the same or less than the consideration you would receive pursuant to the merger agreement if you did not seek appraisal of your shares. The costs of the appraisal proceeding may be determined by the Delaware Court of Chancery and allocated among the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon your application for appraisal, the Delaware Court of Chancery may order all or a portion of the expenses incurred by you in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination or assessment, you will bear your own expenses.

     i2's obligation to complete the merger is subject to the condition, waivable at the discretion of i2, that the holders of not more than 10% of the outstanding shares of SMART capital stock shall have validly exercised statutory appraisal rights.

     IF YOU ARE CONTEMPLATING THE EXERCISE OF THE RIGHTS SUMMARIZED ABOVE IN CONNECTION WITH THE MERGER, YOU ARE URGED TO CONSULT WITH YOUR OWN LEGAL COUNSEL. THE DESCRIPTION OF DGCL SECTION 262 CONTAINED IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX C ATTACHED TO THIS DOCUMENT AND THE DGCL. FAILURE TO FOLLOW PRECISELY ALL OF THE STEPS REQUIRED BY SECTION 262 OF THE DGCL WILL RESULT IN THE LOSS OF YOUR APPRAISAL RIGHTS.

     ANY DEMANDS, NOTICES, CERTIFICATES OR OTHER DOCUMENTS REQUIRED TO BE DELIVERED IN CONNECTION WITH YOUR EXERCISE OF APPRAISAL RIGHTS SHOULD BE SENT TO SMART, NOT TO I2.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the SMART Board of Directors with respect to the merger, you should be aware that certain officers and directors of SMART have interests in the merger, including those referred to below, that are in addition to your interests as a holder of SMART capital stock generally. The SMART Board of Directors was aware of these potential conflicts and considered them in approving the merger.

EMPLOYMENT AGREEMENTS

     Certain directors, executive officers and employees of SMART have entered into employment and non-competition agreements with i2, pursuant to which they will be employed, effective as of the effective time of the merger, with responsibilities at SMART comparable to their current position with SMART. These agreements generally provide that if the employment of those executive officers or employees were terminated by i2 without cause or if the executive officers were to resign with good cause, then i2 would continue the executive officer's or employee's base salary for a certain period as a severance payment. Each of Bryan E. Plug, who serves as SMART's Chairman of the Board, President and Chief Executive Officer, and Muneer Hirji, who serves as SMART's Vice President of Sales, have entered into such employment agreements with i2.

     The employment agreement for Mr. Plug provides that if Mr. Plug's employment is terminated without cause, i2 must pay Mr. Plug (1) his base salary through the end of the initial term or renewal term then in effect or (2) severance payments equal to one year of his then-current base salary, whichever is greater. If Mr. Plug's employment is terminated with cause, as defined in the agreement, i2 will owe him only his base salary or other compensation accrued through the date of his termination.

     Mr. Hirji's employment agreement provides that if Mr. Hirji's employment is terminated without cause, i2 must pay Mr. Hirji severance payments equal to his then-current base salary through the end of the first anniversary of closing of the merger, or six months base salary, whichever is greater. If Mr. Hirji's employment is terminated for cause, as defined in the agreement, i2 will owe him only his base salary or other compensation accrued through the date of his termination.

STOCK OPTIONS

     All options granted by SMART under its 1996 Stock Option/Stock Issuance Plan contain provisions that provide for full acceleration of such options if the employment of any option holder is involuntarily terminated within 18 months following the merger. Under the terms of the 1996 Stock Option/Stock Issuance Plan, involuntary termination is deemed to include voluntary termination by the employee following a material change in the employee's position with SMART which materially reduces the employee's level of responsibility or a reduction in the employee's compensation by more than fifteen percent. Mr. Plug, Mr. Hirji, Mark
S. Benson, Director and Vice President of Product Development and Chief Information Officer, Peter A. Solvik, Director, and David Mackie, Vice President of Marketing, have all received option grants under the 1996 Stock Option/Stock Issuance Plan which include this special acceleration provision. The unvested portion of such grants and the average exercise price per share for such unvested options are as follows:

                                                              UNVESTED          AVERAGE
                           NAME                             OPTION SHARES    EXERCISE PRICE
                           ----                             -------------    --------------
Bryan E. Plug.............................................    1,343,750          $0.60
Muneer Hirji..............................................      300,000           0.60
Mark S. Benson............................................        9,334           0.60
Peter A. Solvik...........................................       41,667           0.29
David Mackie..............................................      177,085           0.60

     The accelerated vesting of these options upon an involuntary termination of employment following the merger, together with any severance payments received by Messrs. Plug and Hirji, may result in "excess parachute payments" as defined in Section 280G of the Internal Revenue Code. Excess parachute payments are not deductible in accordance with Section 280G. As a result, i2 would not be entitled to a tax deduction for any amounts determined to be excess parachute payments. The amount of any lost deduction will depend upon the value of the shares at the time of the merger and the number of option shares being accelerated.

INDEMNIFICATION ARRANGEMENTS

     Under the merger agreement, i2 has agreed that the certificate of incorporation and bylaws of SMART will contain the indemnification provisions that are set forth in SMART's certificate of incorporation and bylaws as of the date of the merger agreement. i2 has further agreed that these indemnification provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the merger in any manner that would affect adversely the rights of individuals who were directors or officers of SMART at or at any time prior to the effective time of the merger.

                                  i2 BUSINESS

GENERAL

     i2 is the leading provider of electronic business process optimization, or eBPO, software solutions, licensed as part of the RHYTHM family of products. eBPO represents a new class of decision-intelligence software solutions that optimize and integrate core business processes, while driving intelligent collaboration with trading partners. These processes include supply chain management, customer management, product lifecycle management as well as inter-process planning and strategic planning. i2 also provides related services such as consulting, training and maintenance.

     Supply chain management encompasses the planning and scheduling of manufacturing and related logistics, including demand forecasting, raw materials procurement, work-in-process, distribution and transportation across multiple enterprises. Customer management maximizes customer satisfaction and optimizes return on sales, marketing and customer service investments. Product lifecycle management will optimize the management of products from concept, design and test, to phase-out and replacement. Inter-process planning will balance resource requirements among these processes to achieve enterprise-wide efficiency and responsiveness. Strategic planning is intended to be used by senior executives to perform competitive analyses, set company objectives and make long-term finance, product portfolio and supply chain decisions.

     i2's products enable businesses to optimize their business processes to realize increases in revenue, reductions in expenses and reductions in asset investments by improving the efficiency and effectiveness of determining when, where, what and how much to buy, make, move, store and sell. Independent industry analysts estimate the market for supply chain planning solutions may grow from $1.4 billion in 1998 to $6.8 billion in 2002. As the Internet becomes an increasingly significant global medium for business-to-business and business-to-consumer online commercial activities, existing and new businesses in a wide variety of vertical markets are seeking to capitalize on this growth. i2's software enables its customers to benefit from the growth of the Internet by supporting new Internet/online customer facing applications and enabling re-engineering of supply chains to facilitate and fulfill e-commerce transactions. Independent industry analysts estimate the market for goods and services transacted via e-commerce over the Internet to be as much as $80 billion in 1998 and may increase to as much as $3.2 trillion in 2003.

INDUSTRY BACKGROUND

     Today's increasingly competitive business environment has forced many companies to increase efficiency while improving their flexibility and responsiveness to changing market conditions. In addition to facing higher competitive standards with respect to product quality, variety and price, businesses also recognize the need to shorten lead times, adjust production for frequent changes in customer requirements and quote more accurate and reliable delivery dates. Furthermore, a company's supply chain may span multiple continents, tying suppliers in one part of the world with a plant in another to serve customers in yet a third location. These forces are prompting companies to collaborate with a broad range of suppliers and customers to improve efficiencies across multi-enterprise supply chains. The growth of the Internet and intranets and the proliferation of middleware applications and integration expertise are accelerating these changes by enabling a ubiquitous, platform-independent communications network. The combination of these forces has created a dynamic, complex and highly interdependent business environment. In response to these evolving market forces, many companies have sought to reengineer their business processes to reduce manufacturing cycle times, shift from mass-production to order-driven manufacturing, increase use of outsourcing and share information with vendors and customers. The implementation of software solutions to optimize business processes has become a key component of these reengineering initiatives.

THE TRADITIONAL APPROACH

     Companies have traditionally applied information technology to supply chain management through Manufacturing Resource Planning, or MRP, systems, which provide limited flexibility to accommodate rapidly changing business conditions and customer requirements. In order to respond to an increasingly competitive business environment and related complex supply chain issues, many companies have adopted Enterprise Resource Planning, or ERP, systems, which integrate MRP solutions with other enterprise management applications such as financial, accounting and human resources. Although ERP systems provide substantial benefits primarily by integrating financial and other controls with multi-plant manufacturing coordination, the capabilities of many ERP systems remain limited by the planning and scheduling methodologies utilized in their MRP modules. Various ERP vendors are mitigating these limitations by internally developing, or by acquiring or partnering with independent developers of, advanced planning and scheduling software. Traditionally, enterprises in many industries have not focused on utilizing advanced optimization technology in other business processes such as customer management and product lifecycle management. Enterprises also do not have the technologies to integrate these business processes. Some of the significant limitations of traditional MRP systems and the MRP modules of ERP systems are as follows:

          Designed for Transaction Processing and Reporting; Limited Decision-Support. Traditional solutions were designed to collect and report large amounts of historical transaction data, rather than provide sophisticated analysis of relevant information to support critical business decisions in real-time. While these solutions help customers unify disparate information resources within the enterprise and contribute to business process reengineering efforts, i2 believes that they are not well-suited to enable customers to make rapid, highly complex business decisions. Traditional solutions were also not designed to access and integrate data from disparate transaction systems, legacy systems, databases and other data repositories, limiting their utility in business planning activities.

          Limited Representation of Business Processes. i2 believes that traditional solutions lack the flexibility and functionality needed to create a highly accurate model of business processes because they often employ fixed assumptions regarding critical operating constraints such as available production capacity and supplier lead times. Since this approach cannot adequately capture complex real-world constraints and interdependencies, it may result in the development of infeasible or suboptimal plans. In addition, traditional solutions calculate plans and schedules for individual, local segments of the production and supply process, without considering the consequences to the entire process. For example, an increase in customer demand might result in the purchase of additional raw materials without determining whether manufacturing capacity is available to process those materials. This approach incorrectly assumes that optimizing production for an individual step within the production process will lead to an optimal result for the manufacturing operation or supply chain as a whole.

          Sequential Planning. Traditional planning methodologies model business processes such as supply chain management as a sequence of discrete steps. For example, traditional solutions begin by developing a demand forecast from which a distribution plan is developed to determine the distribution center, warehouse or factory source which will be used to manufacture/distribute the products without regard to transportation or manufacturing constraints. A transportation plan is then generated to determine the optimal methods to ship the products without addressing the constraints of the remaining parts of the supply chain. A master production schedule is then generated which is used to develop a materials requirement plan, which in turn is used to arrive at a capacity requirements plan. A financial plan is then often generated independently. Because the process does not address all constraints simultaneously, the initial planning cycle is rarely feasible or optimal. Moreover, as resources become constrained, sequential planning requires that the entire supply chain model be completely regenerated from the beginning to identify and resolve conflicts. As a result, the planning process often requires numerous manual iterations to develop a feasible solution. Once an initial plan has been developed, the time-consuming nature of sequential planning limits a manager's ability to rapidly evaluate subsequent changes, such as material shortages and revisions in customer orders. Accordingly, a manager's ability to respond to changes and to effect corrective action may be delayed.

          Limited Integration and Functionality. Traditional solutions may provide selected business process planning modules, but generally do not provide integrated functionality across all business processes. For example, several ERP vendors have acquired planning products which address specific supply chain challenges, but fail to provide global visibility and optimization across demand forecasting, manufacturing planning, plant scheduling, distribution and transportation. In addition, traditional solutions often offer only limited functionality within these areas. For example, MRP and ERP systems often provide limited "available-to-promise" functionality by simply processing orders on a "first-come, first-served" basis, without considering other constraints or business objectives. Furthermore, traditional solutions typically assume complete independence of supply and demand and financial goals. Often, however, the overabundance or scarcity of a certain product can directly or indirectly impact demand for that product and related products. Complex interrelationships and interdependencies are not adequately accounted for in traditional planning methodologies, leading to potentially inaccurate conclusions and recommendations.

          Lengthy Implementation Cycles. Due to the broad scope, complexity and associated re-engineering requirements of ERP systems, many companies have found the implementation of such systems to be costly and time consuming. Such factors often delay or limit the realization of benefits associated with the implementation of ERP systems.

THE i2 SUPPLY CHAIN MANAGEMENT SOLUTION

     i2's original product thrust was its RHYTHM supply chain management suite of products. These products are designed to provide customers with an end-to-end solution, enabling customers to model complex, multi-enterprise supply chains to rapidly generate integrated solutions to challenges such as demand volatility, production bottlenecks, supply interruptions and distribution alternatives. RHYTHM utilizes a unique, constraint-based methodology, which simultaneously considers a broad range of factors -- from changing revenue forecasts to machine capacities to individual customer commitments -- to optimize all aspects of the supply chain. RHYTHM's advanced decision-support capabilities enable companies to make more timely and better informed planning, scheduling and resource allocation decisions in order to improve throughput, operating efficiency, customer satisfaction and return on assets. RHYTHM products are designed to help businesses increase throughput, reduce inventory, decrease cycle times, improve customer delivery date performance and, consequently, enhance return on assets. i2's software products are also designed to enable customers to increase revenues, reduce costs, increase market share and enhance their competitive advantage. i2's approach to customer relationships is centered on the identification of potential savings and the creation of value for customers. As part of this dedication to providing value for customers, i2 has established a goal of generating more than $50 billion in total value for its customers by the year 2005 through growth and savings. Although the RHYTHM supply chain management suite is usually deployed as a stand-alone alternative to MRP products, it is often implemented in conjunction with, or as a complement to, existing MRP and ERP solutions. RHYTHM's data structures, methodologies and application logic differentiate it from existing solutions in the following ways:

          Integrated Decision-Support. RHYTHM's memory-resident, object-oriented design allows for very rapid analysis and response to planning and scheduling issues. RHYTHM identifies production and scheduling problems as circumstances change, proposes optimal solutions and allows for automatic or manual corrective action. i2's software also allows managers to perform real-time simulations which gauge the impact of potential local actions on business processes. i2 believes that this decision-support functionality enables customers to better manage business processes to reduce costs, maximize throughput and improve return on assets. In addition, i2's software enables customers to plan elements of their business processes collaboratively with business partners.

          Accurate Representation of Business Processes. RHYTHM is designed to incorporate a broad range of specific, real-world constraints and thereby enhance the accuracy of business process models

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

     and improve their decision-making utility. RHYTHM distinguishes between hard constraints, those which are not subject to change or flexibility (e.g., a machine's maximum rated production capacity), and soft constraints, those which may be altered in order to arrive at an optimal solution (e.g., preferred sources for materials). RHYTHM's incorporation of object-oriented data structures represents a significant advance in the creation of complex business process models.

          Concurrent Planning. In contrast to sequential planning, concurrent planning views all the steps in the manufacturing and distribution processes simultaneously. Upon identification of a planning or scheduling change, RHYTHM immediately propagates the effect of the change upstream and downstream, from the point of origin, throughout the supply chain model to derive a revised, optimal solution. For example, an unforeseen loss of production capacity would automatically signal for a reduction in raw material procurement as well as the potential rescheduling of customer delivery dates. Because the RHYTHM supply chain management suite presents an integrated model of the supply chain, from demand forecasting to raw material procurement, work-in-process, distribution and transportation to customer delivery, it is able to provide solutions that optimize the efficiency of the supply chain as a whole rather than summing a series of local optimizations.

          Global Integration and Advanced Functionality. The RHYTHM supply chain management suite provides customers with a fully integrated, end-to-end supply chain management solution, from demand planning to manufacturing planning, plant scheduling, distribution and transportation. This enables customers to address a broad range of supply chain issues and to gain visibility across their entire supply chains to identify, evaluate and address these issues rapidly and effectively. Additionally, the RHYTHM supply chain management suite analyzes complex supply/demand interrelationships in order to more accurately represent real-world supply chain mechanics. RHYTHM's architecture is designed to enable easy integration with a broad range of transactional, legacy and other decision-support software programs, enabling customers to leverage their investments in these systems.

          Ease of Implementation. RHYTHM is designed as a broadly applicable software solution that is adaptable for customers in a wide range of industries. In addition, RHYTHM is designed to integrate easily with certain existing client/server and legacy MRP and ERP systems. i2's goal is for the customer to realize a significant return on its investment within a year of licensing.

STRATEGY

     i2's objectives are to maintain its leadership position in eBPO software solutions, help create significant value for its customers and continue to increase its market share. i2's strategy for achieving these objectives is as follows:

          Expand eBPO Product Offerings. i2 believes that it has gained significant experience in supply chain management methodologies through its work with its existing customer base. i2 intends to continue to leverage this experience, together with its expertise in advanced software technology, to extend the scope and depth of its suite of RHYTHM products to enable customers to optimize a broader range of enterprise functions including customer management, product lifecycle management, inter-process planning and strategic planning. i2's RHYTHM products are designed to complement standard ERP solutions. While ERP systems are focused on transaction processing and reporting, RHYTHM solutions are designed to optimize various business processes and objectives while simultaneously addressing supply chain, planning and financial goals.

          Enhance Support for Customers' Internet/Electronic Commerce Initiatives. i2's eBPO solutions, particularly its supply chain optimization software, have enabled traditional and new businesses to reengineer their supply chains to realize the efficiency and effectiveness required by e-business initiatives. i2's solutions will allow its customers to use the Internet for collaboration and for order fulfillment through real-time available-to-promise quotes. i2's software also is designed to support leading Internet/online customer facing applications. Forrester Research estimates the market for goods and services transacted via e-commerce over the Internet to be as much as $80 billion in 1998

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

     and may increase to as much as $3.2 trillion in 2003. i2 believes it is well positioned to enhance and extend its support of its customers' e-business initiatives.

          Expand Expertise in Multiple Targeted Vertical Markets. i2 is focused on selected vertical markets such as High Tech, Automotive, Consumer Goods, Metals, Medical/Pharmaceutical, Paper, Retail and other industries. i2 will continue to leverage the highly flexible nature of the core RHYTHM business process optimization software to develop and maintain its family of pre-configured templates tailored to address the particular requirements of these existing and new targeted vertical markets.

          Invest Aggressively to Build Market Share. i2 has made and continues to make substantial investments to expand its sales and marketing, research and development, consulting and administrative infrastructure. i2 believes that such investments are necessary to increase its market share and to capitalize on the growth opportunities in the emerging eBPO software market.

          Acquire Complementary Businesses, Products and Technologies. i2 believes that certain acquisitions will provide the opportunity to broaden its product offerings and provide more comprehensive decision-support and Intelligent eBusiness. For example, i2's acquisition of Think Systems Corporation and Optimax Systems Corporation significantly extended its capabilities in demand planning and manufacturing scheduling, and its acquisition of InterTrans Logistics Solutions Limited significantly extended its capabilities in transportation planning. i2 may in the future pursue additional acquisitions of businesses, products and technologies, or enter into joint venture arrangements, which complement or expand its business.

          Continue to Develop Collaborative, e-Business Solutions. i2's Global Decision Support Architecture has been designed to enable RHYTHM to easily access data from a broad range of customer data repositories, enable smoother communications and data translations between RHYTHM and disparate enterprise software systems, provide a multi-dimensional, uniform user interface and enable a greater level of collaborative planning across the Internet within and between enterprises. i2 believes that customers must be able to integrate the variety of applications that they use to run their business and that, over time, application integration and collaborative, multi-enterprise planning will be critical to enable customers to derive significant additional value from eBPO solutions.

          Interoperate with a Broad Range of Software Platforms and Applications. i2 believes that most larger companies operate in heterogeneous computing environments, with diverse data repositories, transaction and legacy systems and new Internet/online customer facing applications. Therefore, i2's software must be able to interact and interoperate with a broad range of software platforms and products, including particularly the Internet, in order to successfully manage complex, multi-enterprise business processes. i2's strategy is to establish and maintain cooperative relationships with a broad range of hardware and software vendors while maintaining platform-neutral, Internet compatible architecture. In this regard, i2 is working with products from legacy and ERP vendors such as SAP, Oracle, Baan and PeopleSoft to establish and maintain the necessary complex interfaces between i2's software and such vendor's transaction-based systems. In addition, i2 strives to balance its relationships with platform and transaction system vendors to avoid becoming too closely aligned with any individual vendor.

          Build Strategic Alliances and Broaden Distribution Channels. i2 intends to expand and seek additional strategic relationships with ERP and e-Commerce vendors to integrate RHYTHM with their software products to create joint-marketing opportunities. In addition, i2 intends to augment its sales efforts by establishing and expanding relationships with other complementary business application software vendors and systems consulting and integration firms. i2 is leveraging third-part implementation services with large, international consulting firms such as Andersen Consulting, Deloitte & Touche, Ernst & Young, KPMG Peat Marwick and PricewaterhouseCoopers to enable it to more rapidly penetrate its target market. In addition, i2 has established direct sales offices in international markets and intends to continue to expand its U.S. and international sales forces.
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

PRODUCTS

     RHYTHM operates as a flexible, integrated solution and is available in single- and multi-site configurations. RHYTHM is currently composed of supply chain management solutions with various extensions and customer management solutions.

          RHYTHM Supply Chain Management. The Supply Chain Management solutions focus on the basic supply chain backbone. These solutions include Demand Planner, which forecasts demand, Supply Chain Planner, which coordinates and optimizes planning and scheduling scenarios, Factory Planner, which manages complex manufacturing operations, Transportation Planner, which optimizes transportation routes and vehicle loads, Demand Fulfillment, which optimizes delivery date commitments, and Scheduler, which determines the optimum sequence of jobs.

          Available extensions to the Supply Chain Management solutions include the following:

             RHYTHM Active Data Warehouse. Active Data Warehouse serves as a single repository for plans and actual information. It is based upon a common data model implemented in a relational database, linked to a multi-dimensional database for On-Line Analytical Processing reporting.

             RHYTHM Reporter. Various reporting products provide multi-dimensional reporting environments for RHYTHM and packages of predefined reports. These reports include both actual and planned performance reviews.

             RHYTHM Collaboration Planner. Collaboration Planner enables a company to share product requirements and components with its suppliers. It continuously updates both plans and requirements based upon the inputs of supply chain partners.

             RHYTHM Demand Collaboration Extension. Demand Collaboration Extension supports collaborative forecasting between suppliers and customers. Sales forecasts are generated by the supplier and compared against future requirements calculated by customers.

             RHYTHMLink. RHYTHMLink facilitates communication and data exchange between RHYTHM and other applications such as databases, report writers and ERP solutions by using industry accepted standard technologies and interfaces. RHYTHMLink is designed to enable companies to rapidly integrate and implement the RHYTHM products with its existing information resources.

          RHYTHM Customer Management. The Customer Management solutions maximize customer satisfaction and optimize return on sales, marketing and customer service investments. These solutions focus on customer-specific product and pricing configurations by enabling fast, accurate sales quotations as well as the ability to manage diversified product lines. The use of the Internet to provide business-to-business and business-to-consumer communications, including advanced personalization capabilities, is a key strategy of the Customer Management solutions.

     All of i2's current products are available in English and selected products are available in German, French, Japanese and Spanish.

     In 1998, i2 announced several other products in various stages of development, each of which is being developed to more fully address the business-to-business and business-to-consumer collaboration using new workflow and Internet standards embodied by eBPO. These products are grouped in the following manner:

          RHYTHM Product Lifecycle Management. The Product Lifecycle Management solutions are intended to optimize the management of products from concept, design and test, to phase-out and replacement. These solutions will plan and optimize product portfolios based on financial objectives, resource constraints, account supply chain data and other product development systems. They will provide integrated information about product lifecycles, demand forecasts, marketing efforts, production capabilities, development time and resource bottlenecks.

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

          RHYTHM Inter-Process Planning. The Inter-Process Planning solutions are intended to balance resource requirements among the supply chain management, customer management and product lifecycle management processes to achieve enterprise-wide efficiency and responsiveness.

          RHYTHM Strategic Planning. The Strategic Planning solutions will consist of simulation tools to support supply chain network design processes such as rationalization of distribution centers, plant closings and service territory assignments. These solutions are being designed for use for periodic strategic planning reviews or to optimize the supply chain when major changes occur, such as mergers or divestitures.

     i2 cannot assure you that it will be successful in further developing these or any other new products, that i2 will not experience difficulties that could delay or prevent successful development, introduction and sales of these products or that its new products and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. See "Risks Related to the Combined Company -- i2 Faces Risks of a Developing Market" and "Risks Related to the Combined Company -- i2's Market Experiences Rapid Technological Change."

     During 1998, the sales prices for RHYTHM software products licensed to individual customers, other than for two significantly large sales, generally ranged from approximately $100,000 to approximately $11 million. The price for an individual RHYTHM product license is determined based upon a number of factors, including the RHYTHM modules and extensions purchased, the number of servers, users and sites in the customer's system, as well as the complexity of the customer's business.

     RHYTHM is a client/server solution which can operate on hardware platforms from Digital Equipment, Hewlett-Packard, IBM and Sun Microsystems using Microsoft's Windows NT operating system or the UNIX variant supported by each hardware platform. RHYTHM is written in programming languages such as Java and C++ and utilizes a fully object-oriented data structure for representing operations, resources and constraints. Once a model is defined, the entire representation is loaded into random access memory, or RAM, and all processing by RHYTHM takes place in RAM. A typical model implemented in i2's system may occupy as much as two gigabytes of RAM. RHYTHM reads and writes data to a wide variety of databases and data structures, and is operable in conjunction with a wide variety of ERP systems. i2 believes that the combination of its object-oriented and memory-resident technologies permit RHYTHM to achieve accuracy and speed advantages over traditional planning and scheduling solutions.

PRODUCT DEVELOPMENT

     i2 originally introduced its RHYTHM software in 1992 and has subsequently released a number of product enhancements as well as acquired significant products. i2 has adopted a strategy of periodically reinventing its products in order to meet its customers' needs, and strives to ensure that each new generation of RHYTHM is compatible with previous releases. On-going product development efforts are focused on broadening the functionality of the RHYTHM suite of products to more fully address various eBPO initiatives, including customer management, product lifecycle management, inter-process planning and strategic planning. See "-- Products."

     RHYTHM products have been developed by i2's internal developmental staff through small project teams focused on independent components of the software under development. i2 maintains product release planning procedures to ensure integration, testing and version control among the different project development teams. i2 maintains significant development centers in Bangalore and Mumbai, India; Cambridge, Massachusetts; Dallas, Texas; Parsippany, New Jersey; and Toronto, Ontario.

     Research and development expenses have increased significantly in recent periods as i2 has continued to focus on development of new and enhanced products. Research and development expenses were $28.0 million and $18.4 million for the three month periods ending March 31, 1999 and 1998, representing 23.9% and 25.7% of total revenues, respectively. Research and development expenses were $84.2 million, $52.7 million and $21.9 million in 1998, 1997 and 1996, representing 23.2%, 24.7% and 21.8% of total revenues, respectively. See "i2 Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Costs and Expenses -- Research and Development."

CUSTOMER SERVICE AND SUPPORT

     i2 believes that providing a high level of customer service and technical support is necessary to achieve rapid product implementation which, in turn, is essential to customer satisfaction and continued license sales and revenue growth. i2 has expanded its service and support centers geographically and now has support centers across the U.S. and in Australia, Belgium, Canada, Denmark, France, Germany, India, Japan, Mexico, Singapore, South Africa, Taiwan and the United Kingdom. Accordingly, i2 is committed to continue recruiting and maintaining a high-quality technical support team. i2's customer service and support activities consist of the following:

     Training. i2 offers an intensive education and training program for its customers and its third-party implementation providers. Classes are offered at in-house facilities at certain of i2's offices and at customer locations. These classes focus on business process optimization principles as well as the implementation and use of the RHYTHM suite of products.

     Consulting. i2 offers its customers on-site consulting services aimed at assisting in the implementation of RHYTHM and integration with the customers' existing systems. Generally, i2 receives hourly fees for these services. These consulting services are concentrated on making implementation cost-effective for customers by enabling them to independently perform as many of the integration tasks as possible. i2 also leverages the use of third-party consulting firms to more rapidly penetrate its target market.

     Maintenance and Product Updates. i2 offers ongoing product maintenance services under its license agreements. Maintenance contracts are typically sold to customers for a one-year term at the time of the initial RHYTHM license and may be renewed for additional periods. Under its maintenance agreements with its customers, i2 provides, without additional charge, product updates and enhancements to the RHYTHM products previously purchased by the customer, as well as telephone support. Customers that do not renew their maintenance agreements but wish to obtain product updates and new version releases are generally required to purchase such items from i2 at market prices. Ongoing support and maintenance services are provided on up to a seven day week, 24 hour day basis.

SALES AND MARKETING

     i2 markets its software and services primarily through its direct sales organization augmented by other sales channels, including business application software vendors and systems consulting and integration firms. At December 31, 1998, i2 conducted sales and other related activities through several offices in the U.S. and additional offices in Australia, Belgium, Brazil, Canada, Denmark, France, Germany, Italy, Japan, Korea, Singapore, South Africa, Taiwan and the United Kingdom. i2's direct sales organization consists of regionally based sales representatives and sales engineers supported by personnel with experience in the aerospace, apparel, automotive, consumer products, furniture, high-tech, industrial, metals, paper, pharmaceuticals, process, retail and textiles industries.

     i2 currently has joint marketing agreements with a number of business application software vendors, including Oracle and System Software Associates, and several systems consulting and integration firms. These joint marketing agreements generally provide the vendors with non-exclusive rights to market RHYTHM products and access to marketing materials and product training. Furthermore, the vendors receive a specified commission for license revenues generated by the vendor during the term of the agreement, which commissions vary from zero to 40% of the sales price of the license. By using these indirect sales channels, i2 is seeking to capitalize on the installed base of other software vendors and obtain favorable product recommendations from systems consulting and integration firms, thereby increasing RHYTHM's market coverage.

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

CUSTOMERS

     As of March 31, 1999, i2 had licensed RHYTHM products to over 600 customers since inception. The following is a partial list of companies that have licensed more than $1.0 million of RHYTHM products:

AUTOMOTIVE/INDUSTRIAL
Ford
Navistar

CONSUMER ELECTRONICS/HIGH TECHNOLOGY
Acer
Altera
Applied Materials
AST Research
Canon
Casio
Compaq Computer
Dell Computer
Fujitsu
Gateway 2000
Hewlett-Packard
IBM
Integrated Device Technology
Iomega
Lucent Technologies
Maxtor
Microage
Motorola
Philips Semiconductors
Quantum
Samsung
Seagate
Sequent
ST Microelectronics
Siemens Semiconductors
Silicon Graphics
Sun Microsystems
Texas Instruments
Thomson Consumer
Toshiba

CONSUMER GOODS
3M
British American Tobacco
Dole
E&J Gallo Winery
Frito-Lay
Lipton
Russell
Sara Lee Knit Products
Sherwin Williams
VF Services

MEDICAL/PHARMACEUTICAL
Abbott Laboratories
Bristol-Myers Squibb
Johnson & Johnson Medical
Medtronic
Tyco Healthcare

METALS
Bethlehem Steel
British Steel
Broken Hill Proprietary
Iscor Limited
National Steel
Sidmar
Timken
US Steel

PAPER
CSS Industries
Fletcher Challenge
Sonoco

OTHER
Con-Way
Dresser Rand
GE Capital
GE Plastics
Haworth
Herman Miller
LFI
Newport News Shipbuilding
Occidental Chemical
Polimeri
Ryder Logistics
Steelcase

     i2 provides its software products to customers under non-exclusive, non-transferable license agreements. As is customary in the software industry, in order to protect its intellectual property rights, i2 does not sell or transfer title to its products to its customers. Under i2's current standard form of license agreement, licensed software may be used solely for the customer's internal operations.

COMPETITION

     The markets for i2's products are highly competitive. i2's competitors offer a variety of solutions directed at various segments of the supply chain as well as other business processes and the enterprise as a whole. i2's competitors include:

     - Enterprise resource application software vendors such as SAP, PeopleSoft, Oracle and Baan, each currently offering sophisticated enterprise resource planning solutions that incorporate or may in the future incorporate competitive applications;

     - Supply chain software vendors, including Manugistics and Logility;

     - E-commerce software providers and online enterprise relationship management application providers, including BroadVision, Open Market and Silknet Software;

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

     - Business application software vendors who may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, electronic business process optimization software;

     - Corporate information technology departments which may develop their own electronic business process optimization software; and

     - Companies offering standardized or customized products for mainframe and/or mid-range computer systems.

     Historically, a number of enterprise resource planning vendors have jointly marketed i2's products as a complement to their own systems. However, as i2 increases its market share and expands its product offerings, and as enterprise resource planning vendors expand their own product offerings, i2 believes its relationships with these vendors will become more competitive. Specifically, in 1997, i2's license and distribution agreement with SAP was terminated, and SAP is currently marketing a suite of advanced planning and scheduling products that compete with i2's RHYTHM. In addition, Oracle has recently announced an advanced planning product. i2 believes that other enterprise resource planning vendors are focusing significant resources on increasing the functionality of their own planning and scheduling modules. At least two other enterprise resource planning vendors have acquired independent developers of advanced planning and scheduling software which compete with RHYTHM. In addition, i2 expects to experience increasing price competition as it competes for market share. As i2 further expands its eBPO strategy, including entering new markets such as the enterprise relationship management market, i2 expects to encounter new competition in these markets in which it has limited experience. Therefore, there is greater uncertainty as to the impact of competition in these markets.

PROPRIETARY RIGHTS AND LICENSES

     i2 relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, i2 generally licenses RHYTHM products to end users in object code (machine-readable) format, and i2's license agreements generally allow the use of RHYTHM products solely by the customer for internal purposes without the right to sublicense or transfer the RHYTHM products. However, i2 believes that the foregoing measures afford only limited protection. i2's believes that its proprietary rights are threatened by:

     - Software piracy;

     - Differing laws of some foreign countries which do not protect i2's proprietary rights to the same extent as the laws of the U.S.;

     - Technologies independently developed by i2's competitors; and

     - Claims of intellectual property infringement which are likely to result as the number of products and competitors in i2's industry segment grows and the functionality of products in different industry segments overlaps.

     i2 resells certain software that it licenses from third parties, and may in the future resell other software of third parties.

EMPLOYEES

     As of March 31, 1999, i2 had approximately 2,300 full-time employees, including over 750 primarily engaged in research and development activities and almost 600 engaged in sales and marketing activities. i2's future success depends in significant part upon the continued service of its key technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense. None of i2's employees are represented by collective bargaining units and i2 has never experienced a work stoppage. i2 believes that its employee relations are very good.
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

FACILITIES

     i2's primary offices are located in approximately 121,000 square feet of space in Irving, Texas and approximately 73,000 square feet in Dallas, Texas under leases expiring in October 2000 and July 2003, respectively. i2 also leases space for its other offices in the United States and in Australia, Belgium, Canada, Denmark, France, Germany, India, Japan, Singapore, South Africa, Taiwan and the United Kingdom. The majority of these leases expire at various dates through 2003.

     In order to provide for i2's long-term expansion needs, i2 entered into an agreement effective as of March 24, 1999 with a commercial real estate developer to lease a new office building of approximately 180,000 square feet at a site near its current headquarters in Irving, Texas. i2 anticipates to begin taking occupancy of the new facility in September 1999. Under the agreement, i2 has options, subject to certain conditions, to lease up to an additional 540,000 square feet of office space in three additional phases. The options for additional office space, if not terminated sooner pursuant to the agreement, expire in July 1999, January 2001 and January 2002.

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

         i2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     i2 is a leading provider of electronic business process optimization, or eBPO, software solutions, licensed as part of the RHYTHM family of products. eBPO represents a new class of decision-intelligence software solutions that optimize and integrate core business processes, while driving intelligent collaboration with trading partners. These processes include supply chain management, customer management, product lifecycle management as well as inter-process planning and strategic planning. i2 also provides related services such as consulting, training and maintenance.

     Supply chain management encompasses the planning and scheduling of manufacturing and related logistics, including demand forecasting, raw materials procurement, work-in-process, distribution and transportation across multiple enterprises. Customer management maximizes customer satisfaction and optimizes return on sales, marketing and customer service investments. Product lifecycle management will optimize the management of products from concept, design and test, to phase-out and replacement. Inter-process planning will balance resource requirements among these processes to achieve enterprise-wide efficiency and responsiveness. Strategic planning is intended to be used by senior executives to perform competitive analyses, set company objectives and make long-term finance, product portfolio and supply chain decisions.

     i2's products enable businesses to optimize their business processes to realize increases in revenue, reductions in expenses and reductions in asset investments by improving the efficiency and effectiveness of determining when, where, what and how much to buy, make, move, store and sell. As the Internet becomes an increasingly significant global medium for business-to-business and business-to-consumer online commercial activities, existing and new businesses in a wide variety of vertical markets are seeking to capitalize on this growth. i2's software enables its customers to benefit from the growth of the Internet by supporting new Internet/online customer facing applications and enabling re-engineering of supply chains to facilitate and fulfill e-commerce transactions.

     The following table sets forth, for the periods indicated, the percentages of total revenues represented by certain items reflected in i2's consolidated statements of income:

                                                                                THREE MONTHS
                                                  YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                 -------------------------     ---------------
                                                 1996      1997      1998      1998      1999
                                                 -----     -----     -----     -----     -----
Revenues:
  Software licenses............................   60.8%     65.4%     63.8%     62.9%     63.1%
  Services.....................................   30.4      25.0      24.6      26.3      24.6
  Maintenance..................................    8.8       9.6      11.6      10.8      12.3
                                                 -----     -----     -----     -----     -----
          Total revenues.......................  100.0     100.0     100.0     100.0     100.0
                                                 -----     -----     -----     -----     -----
Costs and expenses:
  Cost of software licenses....................    0.2       1.3       2.2       3.0       2.7
  Cost of services and maintenance.............   21.7      21.5      21.0      21.4      24.7
  Sales and marketing..........................   35.0      34.4      33.7      34.7      34.7
  Research and development.....................   21.8      24.7      23.2      25.7      23.9
  General and administrative...................   10.4      10.2       9.4       9.3       9.5
  In-process research and development and
     acquisition-related expenses..............    1.1       4.4       2.1        --       0.3
                                                 -----     -----     -----     -----     -----
          Total costs and expenses.............   90.2      96.5      91.6      94.1      95.8
                                                 -----     -----     -----     -----     -----
Operating income...............................    9.8       3.5       8.4       5.9       4.2
Other income (expense), net....................    1.7       1.6       1.9       2.0       1.2
                                                 -----     -----     -----     -----     -----
Income before income taxes.....................   11.5       5.1      10.3       7.9       5.4
Provision for income taxes.....................    4.7       3.2       4.8       3.0       2.2
                                                 -----     -----     -----     -----     -----
Net income.....................................    6.8%      1.9%      5.5%      4.9%      3.2%
                                                 =====     =====     =====     =====     =====

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1999 and March 31, 1998

     Revenues

     i2's revenues consist of software license revenues, service revenues and maintenance revenues. Software license revenues consist of sales of software licenses which are recognized in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 97-2, "Software Revenue Recognition." Under SOP 97-2, software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required and collection is considered probable by management. As of January 1, 1999, software license revenues are recognized in accordance with SOP 97-2, as modified by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions." The adoption of SOP 97-2 and SOP 98-9 did not have a significant impact on i2's revenue recognition policy. Service revenues are primarily derived from fees for implementation, consulting and training services and are recognized as the services are performed. Maintenance revenues are derived from customer support agreements generally entered into in connection with initial license sales and subsequent renewals. Maintenance revenues are recognized ratably over the term of the maintenance period. Payments for maintenance fees are generally made in advance.

     Total revenues increased 64% to $117.2 million in the quarter ended March 31, 1999 from $71.4 million in the quarter ended March 31, 1998. i2 currently derives substantially all of its revenues from licenses associated with its RHYTHM suite of software products as well as related services and maintenance. i2 expects that revenues from the expanded suite of RHYTHM products will continue to account for substantially all of its revenues in the foreseeable future. As a result of i2's dependence on the continued market acceptance of business process optimization software applications, and specifically the RHYTHM suite of products and enhancements thereto, i2 cannot assure you that total revenues will continue to increase at the rates experienced in prior periods, if at all.

     Software Licenses. Revenues from software licenses increased 65% to $74.0 million in the quarter ended March 31, 1999 from $44.9 million in the quarter ended March 31, 1998. The significant increase in software license revenues was primarily due to an increased customer awareness of the benefits derived from deploying i2's software products and continued strength in key targeted vertical markets. To date, sales of software licenses have been derived principally from direct sales to customers. Although i2's believes that direct sales will continue to account for a majority of software license revenues, its strategy is to continue to increase the level of indirect sales activities. i2 expects that sales of its software products through sales alliances, distributors, resellers and other indirect channels will continue to increase as a percentage of software license revenues. However, i2 cannot assure you that its efforts to expand indirect sales will be successful or that these relationships will continue in the future.

     Services. Revenues from services increased 53% to $28.8 million in the quarter ended March 31, 1999 from $18.8 million in the quarter ended March 31, 1998. The significant increase in the dollar amount of service revenues was primarily due to the increase in the number of RHYTHM licenses sold and the ongoing investment in i2's consulting organization as a result of the increased demand for its products. The increase was also due to an increase in the use of third-party consultants to provide implementation services to i2's customers which has allowed i2 to more rapidly penetrate international markets. Service revenues as a percentage of total revenues have fluctuated, and are expected to continue to fluctuate on a period to period basis, based upon the demand for implementation, consulting and training services.

     Maintenance. Revenues from maintenance increased 86% to $14.4 million in the quarter ended March 31, 1999 from $7.7 million in the quarter ended March 31, 1998. The significant increase in the dollar amount of maintenance revenues was primarily due to the continued increase in the number of RHYTHM licenses sold and a high percentage of maintenance agreement renewals. i2 expects that maintenance revenues both in dollar amount and as a percentage of total revenues will continue to increase.

     Concentration of Revenues. i2 generally derives a significant portion of its software license revenues in each quarter from a small number of relatively large sales. For example, in the first quarter of 1999 and the second, third and fourth quarters of 1998, one or more customers each accounted for at least 15% of total software license revenues. In recent periods, these large transactions have tended to be follow-on licenses with existing customers. While i2 believes that the loss of any of these particular customers would not seriously harm its business, operating results or financial condition, an inability to consummate one or more substantial license sales in any future period could seriously harm i2's operating results for that period.

     International Revenues. i2's international revenues, primarily generated from customers located in Europe, Asia and Canada, in the quarter ended March 31, 1999, were approximately 35% of total revenues, compared to approximately 22% of total revenues in the quarter ended March 31, 1998. The increase in international revenues was due to i2's increased sales and marketing efforts internationally, primarily in Europe. i2 believes that continued growth and profitability will require further expansion of its sales in international markets. In order to successfully increase the level of international sales, i2 has utilized and will continue to utilize substantial resources to expand existing international operations, establish additional international operations and hire additional personnel.

     Costs and Expenses

     Cost of Software Licenses. Cost of software licenses consists primarily of commissions paid to third parties in connection with joint marketing and other related agreements, royalty fees associated with third-party software included with sales of RHYTHM, the cost of user documentation and the cost of reproduction and delivery of the software. Cost of software licenses was $3.2 million and $2.1 million in the quarters ended March 31, 1999 and 1998, representing 4% and 5% of software license revenues, respectively. The increase in the dollar amount of the cost of software licenses was primarily due to an increase in the amount of royalty fees associated with third-party software included with sales of RHYTHM and an increase in commissions paid to third parties in connection with joint marketing and other related agreements.

     Cost of Services and Maintenance. Cost of services and maintenance consists primarily of costs associated with implementation, consulting and training services. Cost of services and maintenance also includes the cost of providing software maintenance to customers such as hotline telephone support and packaging and shipping costs related to new releases of software and updated user documentation. Cost of services and maintenance was $29.0 million and $15.3 million in the quarters ended March 31, 1999 and 1998, representing 67% and 58% of total services and maintenance revenues, respectively. The increase in cost of services and maintenance was primarily due to the increase in the number of consultants, product support and training staff and the increased use of third-party consultants to provide implementation services. i2 expects to continue to increase the number of its consulting, product support and training personnel in the foreseeable future as a means to expand into different geographic and vertical markets. To the extent that i2's license sales do not increase at anticipated rates, the hiring of additional personnel could seriously harm its gross margins.

     Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, commissions, office facilities, travel, promotional events such as trade shows, seminars and technical conferences, advertising and public relations programs. Sales and marketing expenses were $40.7 million and $24.8 million in the quarters ended March 31, 1999 and 1998, representing 35% of total revenues in both periods. The increase in the dollar amount of sales and marketing expenses was primarily due to continued expansion of i2's direct sales force, increased sales commissions as a result of higher revenues, continued investment in strengthening i2's international selling presence, and increased marketing and promotional activities as a result of its expanded suite of products. i2 believes that the dollar amount of sales and marketing expenses will continue to increase and sales and marketing expenses as a percentage of total revenues may also increase from the levels attained in the three months ended March 31, 1999.

     Research and Development. Research and development expenses were $28.0 million and $18.4 million in the quarters ended March 31, 1999 and 1998, representing 24% and 26% of total revenues, respectively. The increases in the dollar amount of research and development expenses were primarily due to the hiring of additional research and development personnel and other related costs incurred to support i2's growing strategic product footprint. i2 expects that the dollar amount of research and development expenses will continue to increase as it continues to invest in developing new products, applications and product enhancements for existing and new vertical markets.

     In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of i2's products and general release of such software have substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant, and therefore, i2 has not capitalized any software development costs.

     General and Administrative. General and administrative expenses include the personnel and other costs of i2's finance, human resources, information systems, administrative and executive departments and the fees and expenses associated with legal, accounting and other requirements. General and administrative expenses were $11.1 million and $6.7 million in the quarters ended March 31, 1999 and 1998 representing 9% of total revenues in both periods. The increase in the dollar amount of general and administrative expenses was primarily the result of increased staffing and related costs associated with the growth of i2's business. i2 expects that the dollar amount of general and administrative expenses will continue to increase in the foreseeable future.

     Other Income, Net

     Other income, net consists primarily of interest income on short-term investments and overnight repurchase agreements partially offset by interest expense. Other income, net was $1.3 million and $1.4 million in the quarters ended March 31, 1999 and 1998, representing 1% and 2% of total revenues, respectively. The decrease in other income, net was primarily due to decreased returns on i2's cash, cash equivalents and short-term investment balances due to the overall lower interest rate environment in 1999 as compared to the same period in 1998.

     Provision for Income Taxes

     i2's effective tax rate for the quarter ended March 31, 1999 was 40%, compared to 38.5% for the quarter ended March 31, 1998. The effective tax rate for the quarter ended March 31, 1999 varied from the U.S. statutory rate due to the non-deductibility of certain acquisition-related expenses. Without these expenses, i2's effective tax rate for the quarter ended March 31, 1999 would have been 38.5%.

     Earnings Per Share

     i2's earnings per share is calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This method requires calculation of both earnings per share and earnings per share, assuming dilution. Earnings per share excludes the dilutive effect of common stock equivalents such as stock options, while earnings per share, assuming dilution includes such dilutive effects. Future weighted-average shares outstanding calculations will be impacted by the following factors:

     - The ongoing issuance of common stock associated with stock option exercises;

     - The issuance of common shares associated with i2's employee stock purchase program;

     - Any fluctuations in i2's stock price, which could cause changes in the number of common stock equivalents included in the earnings per share, assuming dilution computation; and

     - The issuance of common stock to effect business combinations should i2 enter into such transactions.

  Years Ended December 31, 1998, 1997 and 1996

     Revenues

     Total revenues increased 69.4% to $361.9 million in 1998 from $213.7 million in 1997, and increased 112.7% in 1997 from $100.5 million in 1996. i2 derives substantially all of its revenues from licenses associated with its RHYTHM suite of software products as well as related services and maintenance.

     Software Licenses. Revenues from software licenses increased 65.2% to $231.0 million in 1998 from $139.8 million in 1997, and increased 128.9% in 1997 from $61.1 million in 1996. Software license revenues constituted 63.8%, 65.4% and 60.8% of total revenues in 1998, 1997 and 1996, respectively. The significant increases in the dollar amount of software license revenues were primarily due to an increased customer awareness of the benefits derived from deploying i2's decision-support solutions, a substantial investment in i2's infrastructure to support the growing demand for i2's products and continued strength in key targeted vertical markets.

     Services. Revenues from services increased 66.5% to $89.0 million in 1998 from $53.4 million in 1997, and increased 75.1% in 1997 from $30.5 million in 1996. Service revenues constituted 24.6%, 25.0% and 30.4% of total revenues in 1998, 1997, and 1996, respectively. The significant increases in the dollar amount of service revenues were primarily due to the significant increase in the number of RHYTHM licenses sold and a significant investment in i2's consulting organization as a result of the increased demand for i2's products. The increases were also due to an increase in the use of third-party consultants to provide implementation services to i2's customers, which has allowed i2 to more rapidly penetrate international markets. Service revenues as a percentage of total revenues have fluctuated, and are expected to continue to fluctuate on a period-to-period basis based upon the demand for implementation, training and consulting services.

     Maintenance. Revenues from maintenance increased 105.2% to $42.0 million in 1998 from $20.5 million in 1997, and increased 130.3% in 1997 from $8.9 million in 1996. Maintenance revenues constituted 11.6%, 9.6% and 8.8% of total revenues in 1998, 1997 and 1996, respectively. The significant increases in the dollar amount of maintenance revenues were primarily due to the continued increase in the number of RHYTHM licenses sold and a high percentage of maintenance agreement renewals. i2 expects that maintenance revenues both in dollar amount and as a percentage of total revenues will continue to increase from the levels achieved in 1998.

     Concentration of Revenues. During 1996, one customer accounted for approximately 11% of total revenues. While on an annual basis, no individual customer accounted for more than 10% of total revenues in 1998 or 1997, i2 generally derives a significant portion of its software license revenues in each quarter from a small number of relatively large sales. For example, in the second, third and fourth quarters of 1998 and in each quarter of 1997, one or more customers each accounted for at least 15% of total software license revenues.

     International Revenues. i2 recognized $73.2 million, $66.7 million and $21.8 million of revenues from international sources in 1998, 1997 and 1996, representing approximately 20%, 31% and 22% of total revenues, respectively. i2's revenues from international sources were primarily generated from customers located in Asia-Pacific, Canada and Europe. In 1998, 1997 and 1996, revenues from customers located in Europe accounted for approximately 11%, 16% and 11% of total revenues, respectively. The decrease in revenues from international sources as a percentage of total revenues in 1998 was primarily due to the strength of sales efforts in the U.S., reorganization of i2's international management team which resulted in a lower than expected level of sales execution, and overall weakness in certain international economies, primarily in the Asia-Pacific region, resulting in decreased levels of customer spending in those markets.

     Costs and Expenses

     Cost of Software Licenses. Cost of software licenses was $8.0 million, $2.7 million and $260,000 in 1998, 1997 and 1996, representing 3.5%, 2.0% and 0.4% of software license revenues, respectively. The increases in cost of software licenses were primarily due to an increase in commissions paid to third parties in connection with joint marketing and other related agreements. i2 expects cost of software licenses to vary in the future depending upon the amount of commissions due to other third parties in connection with joint marketing and other related agreements and the amount of royalty fees associated with third-party software included with the sales of RHYTHM.

     Cost of Services and Maintenance. Cost of services and maintenance was $76.0 million, $46.0 million and $21.8 million in 1998, 1997 and 1996, representing 58.1%, 62.3% and 55.2% of total services and maintenance revenues, respectively. The dollar increases in cost of services and maintenance were due to the increase in the number of consultants, product support and training staff and the increased use of third-party consultants to provide implementation services. In addition, consulting and support centers were established and expanded in Europe, Canada and Asia-Pacific in the last few years. i2 expects to continue to increase the number of its consulting, product support and training personnel in the foreseeable future as a means to expand into different geographic and vertical markets. Consequently, the cost of services and maintenance as a percentage of total services and maintenance revenues may increase in the future. To the extent that i2's license sales do not increase at anticipated rates, the hiring of additional personnel could harm i2's gross margins.

     Sales and Marketing. Sales and marketing expenses were $122.0 million, $73.5 million and $35.2 million in 1998, 1997 and 1996, representing 33.7%, 34.4% and 35.0% of total revenues, respectively. The increases in the dollar amount of sales and marketing expenses were due to continued expansion of i2's direct sales force, increased sales commissions as a result of the higher revenue levels, continued investment in strengthening i2's international selling presence and increased marketing and promotional activities as a result of i2's expanded suite of products. i2 expects these types of expenses will continue to increase in the foreseeable future.

     Research and Development. Research and development expenses were $84.2 million, $52.7 million and $21.9 million in 1998, 1997 and 1996, representing 23.2%, 24.7% and 21.8% of total revenues, respectively. The increases in the dollar amount of research and development expenses were primarily due to the hiring of additional research and development personnel and other related costs incurred to support i2's growing strategic product footprint. i2 expects that the dollar amount of research and development expenses will continue to increase as i2 continues to invest in developing new products, applications and product enhancements for new and existing vertical markets.

     General and Administrative. General and administrative expenses were $33.8 million, $21.8 million and $10.4 million in 1998, 1997 and 1996, representing 9.4%, 10.2% and 10.4% of total revenues, respectively. The increases in the dollar amount of general and administrative expenses were primarily the result of increased staffing and related costs associated with the growth of i2's business during these periods. The decreases in general and administrative expenses as a percentage of total revenues were primarily due to the increase in revenues and i2's ability to leverage its base of resources to support a larger organization. i2 expects that the dollar amount of general and administrative expenses will continue to increase in the foreseeable future.

     In-Process Research and Development and Acquisition-Related Expenses. From time to time, i2 has sought to expand the depth of its current product offerings through various technology or business acquisitions. Some of these business combinations involve technology that is not yet determined to be technologically feasible and has no alternative future use in its current stage of development at the acquisition date. In such instances, in accordance with appropriate accounting guidelines, the portion of the purchase price allocated to in-process research and development is expensed immediately upon acquisition. Further, the final purchase price on certain transactions is ultimately dependent upon future events such as payouts based on the attainment of future revenue targets for the acquired products or technologies. Such future earnouts, if any, may be considered additional cost of the acquired company and would be allocated based on the initial valuation of the acquired and in-process technologies and resulting purchase price allocation.

     In 1997, i2 incurred approximately $9.3 million in certain acquisition-related expenses in connection with business combinations, of which $4.6 million represents the write-off of in-process research and development. The remaining costs primarily consisted of investment banking, legal and accounting fees and expenses. In 1998, i2 incurred a total of approximately $7.6 million in certain acquisition-related expenses in connection with business combinations, of which $4.7 million represents the write-off of in-process research and development. The remaining costs primarily consisted of investment banking, legal and accounting fees and expenses.

     Other Income, Net

     Other income, net was $6.9 million, $3.4 million and $1.7 million in 1998, 1997 and 1996, representing 1.9%, 1.6% and 1.7% of total revenues, respectively. The increases in the dollar amount of other income, net, were primarily due to interest earned on higher balances of cash, cash equivalents and short-term investments resulting from net proceeds of the public offerings of common stock in 1997 and 1996.

     Provision for Income Taxes

     i2 recorded income tax expense of $17.3 million, $6.9 million and $4.7 million in 1998, 1997 and 1996, respectively. i2's effective income tax rates were 46.4%, 63.4% and 40.9% in 1998, 1997 and 1996, respectively. The fluctuations in i2's effective income tax rate is primarily due to the non-deductibility of certain of the in-process research and development and acquisition-related expenses. Excluding the effects of the in-process research and development and acquisition-related expenses, i2's effective tax rate was 38.5%, 34.2% and 37.2%, in 1998, 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     i2 has historically financed its operations and met its capital expenditure requirements primarily through cash flows from operations and sales of equity securities. i2 maintained a strong liquidity and financial position with $198.5 million of working capital as of March 31, 1999 as compared to $191.3 million as of December 31, 1998 and $161.0 million at December 31, 1997. The increases in working capital were primarily related to an increase in cash, cash equivalents and short-term investments to $176.0 million at March 31, 1999 from $154.9 million at December 31, 1998 and $142.0 million at December 31, 1997. Cash flows from operations were $21.9 million and $26.3 million for the quarters ended March 31, 1999 and 1998, respectively, and $25.0 million, $7.9 million and $8.0 million in 1998, 1997 and 1996, respectively. Operating cash flows decreased in the quarter ended March 31, 1999 as compared to the quarter ended March 31, 1998 primarily due to a decrease in the tax benefit from stock option exercises and an increase in prepaids and other assets. Operating cash flows increased in 1998 as compared to 1997 primarily due to an increase in net income, deferred revenues and the tax benefit from stock option activity, offset by an increase in accounts receivable. The tax benefit from stock option activity is primarily the result of disqualifying dispositions of stock acquired under i2's stock plans. Operating cash flows decreased in 1997 as compared to 1996 primarily due to an increase in accounts receivable partially offset by increases in the tax benefit from stock option activity, accrued liabilities and accrued compensation and related expenses.

     Accounts receivable, net of allowance for doubtful accounts, decreased to $124.2 million at March 31, 1999 from $126.0 million at December 31, 1998. Quarter-end days' sales outstanding decreased to 95 days at March 31, 1999 from 102 days at December 31, 1998. Accounts receivable, net of allowance for doubtful accounts, increased to $126.0 million at December 31, 1998 from $75.0 million at December 31, 1997, primarily due to strong fourth quarter revenues in 1998. Accounts receivable and days' sales outstanding can fluctuate for a variety of reasons, including (1) the amount and timing of revenues earned, (2) i2's collection experience, (3) the amount of receivables generated from international customers which generally have longer payment terms compared to customers in the U.S. and (4) the number of large sales for which some amounts may not be due upon execution of the contract. i2 believes that the allowance for doubtful accounts at March 31, 1999 is adequate to cover any collection difficulties with respect to accounts receivable. However, a significant portion of i2's accounts receivable are derived from sales of large licenses, often to new customers with whom i2 does not have a payment history. Accordingly, i2 cannot assure you that the allowance will be adequate to cover any receivables that are later determined to be uncollectible, particularly if one or more large receivables become uncollectible.

     Cash used in investing activities was $6.0 million for the quarter ended March 31, 1999 as compared to $62.0 million for the quarter ended March 31, 1998. Cash used in investing activities was unusually large in the first quarter of 1998 due to the investment of the December 1997 equity offering proceeds. At March 31, 1999, i2 did not have any material commitments for capital expenditures. Cash used in investing activities was $101.5 million for 1998 as compared to $16.1 million for 1997. Cash used in investing activities was higher in 1998 than in 1997 primarily due to the investment of the December 1997 equity offering proceeds. At the end of 1997, the proceeds from that offering were invested primarily in financial instruments classified as cash equivalents.

     Cash provided by financing activities was $10.6 million for 1998 as compared to $94.3 million for 1997 and $53.3 million for 1996. Cash provided by financing activities for 1997 includes i2's net proceeds of $89.4 million from its December 1997 public offering of common stock. Cash provided by financing activities for 1996 includes i2's net proceeds of $43.7 million from its May 1996 initial public offering of common stock.

     i2 may in the future pursue additional acquisitions of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand i2's business. Any material acquisition or joint venture could result in a decrease to i2's working capital, depending on the amount, timing and nature of the consideration to be paid.

     In October 1998, i2 entered into a one-year, $15.0 million revolving credit agreement. The revolving credit agreement is not subject to a borrowing base limitation and borrowings under the agreement bear interest at various customary market rates. The maximum borrowings available under the facility are reduced by the value of outstanding letters of credit issued by the lender on behalf of i2, $7.9 million of which were outstanding at March 31, 1999. This facility contains customary restrictive covenants, including covenants requiring i2 to maintain certain financial ratios. At March 31, 1999, there were no borrowings outstanding under this agreement.

     i2 believes that existing cash and cash equivalent balances, short-term investment balances, available borrowings under the revolving credit agreement and potential cash flow from operations will satisfy its working capital and capital expenditure requirements for at least the next 12 months. However, any material acquisitions of complementary businesses, products or technologies could require i2 to obtain additional equity or debt financing. There can be no assurance that such financing will be available on acceptable terms, if at all.

YEAR 2000 ISSUES

     Many older computer systems and software products currently in use are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. Based on i2's assessment, i2 believes that its current versions of its software products are Year 2000 compliant. However, i2 believes some customers are running earlier versions of the software products developed by acquired companies that are not Year 2000 compliant, and i2 has been encouraging such customers to migrate to current product versions. Moreover, i2's products are generally integrated into enterprise systems involving complicated software products developed by other vendors. Year 2000 problems inherent in a customer's transactional software programs might significantly limit that customer's ability to realize the intended benefits offered by RHYTHM. i2 may in the future be subject to claims based on Year 2000 problems in others' products, custom scripts created by third parties to interface with i2's products or issues arising from the integration of multiple products within an overall system. Although i2 has not been a party to any litigation or arbitration proceeding to date involving its products or services related to Year 2000 compliance issues, i2 cannot assure you that it will not in the future be required to defend its products or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, and any liability of i2 for Year 2000-related damages, including consequential damages, could seriously harm i2's business, operating results and financial condition.

     i2 believes that Year 2000 issues may affect the purchasing patterns of customers and potential customers in a variety of ways. Many companies are expending significant resources to correct, patch or replace their current software systems to achieve Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by i2. Any of the foregoing could seriously harm i2's business, operating results and financial condition.

     i2's plan to resolve Year 2000 issues includes assessment, remediation and testing of internal management and other information systems. The completed assessment indicated that a portion of i2's information systems could be affected. As of December 31, 1998, remediation and testing of such systems was 75% complete with an expected completion date of September 30, 1999. However, system compliance testing will continue in conjunction with i2's overall information systems initiatives throughout 1999. Areas being addressed include reviews of i2's telephone and voice mail systems, security systems and other office support systems. No information technology initiatives have been deferred by i2 as a result of its Year 2000 project. In the first quarter of 1999 and the year ended December 31, 1998, i2 incurred approximately $150,000 and $50,000, respectively, of expenses related to correction of Year 2000 issues. i2 currently expects to incur expenses of approximately $100,000 during the remainder of 1999 in connection with the correction of Year 2000 issues. Such expenses are being funded through operating cash flows.

     Management of i2 believes that an effective plan is in place to resolve the Year 2000 issues in a timely manner. Although i2 has not yet completed all necessary phases of its Year 2000 program, i2 does not believe that material exposure to significant business interruption exists as a result of Year 2000 compliance issues or that the cost of remedial actions will seriously harm its business, financial condition or results of operations. i2 currently has no contingency plans in place in the event it does not complete all phases of its Year 2000 plan. i2 intends to evaluate the status of completion throughout the remainder of 1999 to determine whether such a plan is necessary.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Foreign Exchange. i2's revenue originating outside the U.S. in the quarters ended March 31, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996 was 35%, 22%, 20%, 31% and 22% of total revenues, respectively. Revenues generated from the European region in the quarters ended March 31, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996 was 19%, 8%, 11%, 16% and 11% of total revenues, respectively. International sales are made mostly from i2's foreign sales subsidiaries in the local countries and are typically denominated in U.S. dollars. These subsidiaries incur most of their expenses in the local currency.

     i2's international business is subject to risks typical of an international business, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, i2's future results could be seriously harmed by changes in these or other factors. The effect of foreign exchange rate fluctuations on i2 in the quarters ended March 31, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996 was not material.

     Interest Rates. i2 invests its cash in a variety of financial instruments, including bank time deposits, and taxable and tax-advantaged variable rate and fixed rate obligations of corporations, municipalities, and local, state and national governmental entities and agencies. These investments are denominated in U.S. dollars. Cash balances in foreign currencies overseas are operating balances and are invested in short-term time deposits of the local operating bank.

     Interest income on i2's investments is carried in "Other income, net." i2 accounts for its investment instruments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All of the cash equivalents and short-term investments are treated as available-for-sale under this statement.

     Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, i2's future investment income may fall short of expectations due to changes in interest rates or i2 may suffer losses in principal if forced to sell securities which have seen a decline in market value due to changes in interest rates. i2's investment securities are held for purposes other than trading. While certain of the investment securities had maturities in excess of one year, i2 intends to liquidate such securities within one year. The weighted-average interest rate on investment securities at December 31, 1998 was 5.3%. The fair value of securities held at December 31, 1998 approximated the cost of the securities because the majority of the securities are held for a short duration. Based on i2's marketable securities portfolio and current interest rates, a 200 basis point increase or decrease in interest rates would result in no material decrease or increase in the fair market value of the marketable securities portfolio.

QUARTERLY INFORMATION -- UNAUDITED

     The following tables set forth unaudited consolidated statement of operations data for the nine quarters ended March 31, 1999, as well as such data expressed as a percentage of i2's total revenues for the periods indicated. This data has been derived from unaudited interim consolidated financial statements that, in the opinion of management, have been prepared on a basis consistent with i2's audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments, except as noted otherwise) necessary for a fair presentation of such information when read in conjunction with the audited consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                          THREE MONTHS ENDED
                                      -------------------------------------------------------------------------------------------
                                      MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31    MAR. 31
                                       1997      1997       1997      1997      1998      1998       1998       1998       1999
                                      -------   -------   --------   -------   -------   -------   --------   --------   --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Software licenses..................  $23,517   $34,300   $38,207    $43,774   $44,945   $52,686   $59,775    $ 73,555   $ 73,996
 Services...........................   10,961    12,305    14,119     16,052    18,761    21,491    23,324      25,396     28,784
 Maintenance........................    4,020     4,372     5,770      6,295     7,742     9,394    11,082      13,765     14,436
                                      -------   -------   -------    -------   -------   -------   -------    --------   --------
       Total revenues...............   38,498    50,977    58,096     66,121    71,448    83,571    94,181     112,716    117,216
Costs and Expenses:
 Cost of software licenses..........    1,304     1,218        82        140     2,146     2,002     1,529       2,282      3,159
 Cost of services and maintenance...    9,053    10,874    12,819     13,258    15,262    16,719    19,388      24,651     28,963
 Sales and marketing................   14,183    17,743    19,016     22,584    24,817    28,452    31,627      37,082     40,699
 Research and development...........    9,183    12,638    15,122     15,798    18,361    19,290    22,054      24,446     28,028
 General and administrative.........    4,283     5,796     5,785      5,946     6,674     7,592     8,710      10,869     11,102
 In-process research and development
   and acquisition-related
   expenses.........................       --     5,649        --      3,657        --     6,484       560         574        303
                                      -------   -------   -------    -------   -------   -------   -------    --------   --------
       Total costs and expenses.....   38,006    53,918    52,824     61,383    67,260    80,539    83,868      99,904    112,254
                                      -------   -------   -------    -------   -------   -------   -------    --------   --------
Operating income (loss).............      492    (2,941)    5,272      4,738     4,188     3,032    10,313      12,812      4,962
Other income, net...................      752       702       777      1,122     1,442     1,947     1,774       1,754      1,318
                                      -------   -------   -------    -------   -------   -------   -------    --------   --------
Income (loss) before income taxes...    1,244    (2,239)    6,049      5,860     5,630     4,979    12,087      14,566      6,280
Provision (benefit) for income
 taxes..............................      486      (919)    2,782      4,567     2,167     4,413     4,870       5,829      2,534
                                      -------   -------   -------    -------   -------   -------   -------    --------   --------
Net income (loss)...................  $   758   $(1,320)  $ 3,267    $ 1,293   $ 3,463   $   566   $ 7,217    $  8,737   $  3,746
                                      =======   =======   =======    =======   =======   =======   =======    ========   ========
Net income (loss) per share.........  $  0.01   $ (0.02)  $  0.05    $  0.02   $  0.05   $  0.01   $  0.10    $   0.12   $   0.05
                                      =======   =======   =======    =======   =======   =======   =======    ========   ========
Net income (loss) per share,
 assuming dilution..................  $  0.01   $ (0.02)  $  0.05    $  0.02   $  0.05   $  0.01   $  0.10    $   0.11   $   0.05
                                      =======   =======   =======    =======   =======   =======   =======    ========   ========
Weighted average common shares
 outstanding........................   61,174    61,678    62,724     64,824    68,432    69,484    70,325      71,227     71,906
Weighted average common shares
 outstanding, assuming dilution.....   69,848    61,678    71,028     72,596    76,414    76,534    75,233      76,824     78,730

AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
 Software licenses..................     61.1%     67.3%     65.8%      66.2%     62.9%     63.1%     63.5%       65.3%      63.1%
 Services...........................     28.5      24.1      24.3       24.3      26.3      25.7      24.7        22.5       24.6
 Maintenance........................     10.4       8.6       9.9        9.5      10.8      11.2      11.8        12.2       12.3
                                      -------   -------   -------    -------   -------   -------   -------    --------   --------
       Total revenues...............    100.0     100.0     100.0      100.0     100.0     100.0     100.0       100.0      100.0
Costs and Expenses:
 Cost of software licenses..........      3.4       2.4       0.1        0.1       3.0       2.4       1.6         2.0        2.7
 Cost of services and maintenance...     23.5      21.3      22.1       20.1      21.4      20.0      20.6        21.9       24.7
 Sales and marketing................     36.8      34.8      32.7       34.2      34.7      34.0      33.6        32.9       34.7
 Research and development...........     23.9      24.8      26.0       23.9      25.7      23.1      23.4        21.7       23.9
 General and administrative.........     11.1      11.4      10.0        9.0       9.3       9.1       9.2         9.6        9.5
 In-process research and development
   and acquisition-related
   expenses.........................       --      11.1        --        5.5        --       7.8       0.6         0.5        0.3
                                      -------   -------   -------    -------   -------   -------   -------    --------   --------
       Total costs and expenses.....     98.7     105.8      90.9       92.8      94.1      96.4      89.0        88.6       95.8
Operating income (loss).............      1.3      (5.8)      9.1        7.2       5.9       3.6      11.0        11.4        4.2
Other income, net...................      2.0       1.4       1.3        1.7       2.0       2.4       1.9         1.5        1.2
                                      -------   -------   -------    -------   -------   -------   -------    --------   --------
Income (loss) before income taxes...      3.3      (4.4)     10.4        8.9       7.9       6.0      12.9        12.9        5.4
Provision (benefit) for income
 taxes..............................      1.3      (1.8)      4.8        6.9       3.0       5.3       5.2         5.2        2.2
                                      -------   -------   -------    -------   -------   -------   -------    --------   --------
Net income (loss)...................      2.0%     (2.6)%     5.6%       2.0%      4.9%      0.7%      7.7%        7.7%       3.2%
                                      =======   =======   =======    =======   =======   =======   =======    ========   ========

                                 i2 MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain information concerning the directors and executive officers of i2:

NAME                                         AGE                POSITION(S) HELD
----                                         ---                ----------------
Sanjiv S. Sidhu............................  41    Chairman of the Board and Chief Executive
                                                     Officer
Sandeep R. Tungare.........................  42    Director and President, Demand Management
Gregory A. Brady...........................  38    President
William M. Beecher.........................  42    Executive Vice President, Operations and
                                                   Chief Financial Officer
Hiten D. Varia.............................  42    Executive Vice President, Worldwide
                                                     Development
Harvey B. Cash.............................  60    Director
Thomas J. Meredith.........................  48    Director

     Mr. Sidhu founded i2 in 1988 and has served as its Chairman of the Board since its incorporation in 1989. Mr. Sidhu has served as i2's Chief Executive Officer since December 1994, and previously served in various other executive capacities with i2. Before founding i2, Mr. Sidhu held various positions with Texas Instruments, an electronics manufacturer, most recently as a member of the technical staff of Texas Instruments' Artificial Intelligence Laboratory. Mr. Sidhu holds a B.S. in chemical engineering from Osmania University and a M.S. in chemical engineering from Oklahoma State University.

     Mr. Tungare joined i2 in May 1997 as President, Demand Management following the merger of i2 and Think Systems Corporation. Mr. Tungare founded Think in 1986 and served as its President and Chief Executive Officer until it merged with i2 in May 1997. Mr. Tungare was appointed to i2's Board of Directors in May 1997 in connection with the Think merger. Mr. Tungare holds a B.S. in science from Bombay University and an M.B.A. from Rutgers University.

     Mr. Brady joined i2 in December 1994 as President, Field Operations, became President, Worldwide Operations in September 1996, and, effective May 1, 1999, became President. From 1988 until joining i2, Mr. Brady held a variety of positions with Oracle, an enterprise application software vendor, most recently serving as Vice President of Worldwide Applications Marketing. Mr. Brady holds a B.S. in business from the University of Indiana.

     Mr. Beecher joined i2 in May 1997 as Vice President, International Operations and became Executive Vice President, Operations in September 1998. In May 1999, Mr. Beecher also became i2's Chief Financial Officer. From April 1996 until joining i2, Mr. Beecher was the Chief Financial Officer of Think Systems Corporation. Prior thereto, he practiced law at the law offices of Ravin, Sarasohn, Cook, Baumgarten, Fisch & Rosen. Mr. Beecher is a graduate of the Cornell Law School and holds a B.S. in Business and Economics from the State University of New York at Albany.

     Mr. Varia joined i2 in July 1995 as Vice President, Worldwide Consulting and became Executive Vice President, Worldwide Development in July 1998. From 1985 until joining i2, Mr. Varia served in a variety of positions at Electronic Data Systems. Mr. Varia holds a B.S. in electrical engineering from MS University in Barode and a M.S. in electrical engineering from the University of Kentucky.

     Mr. Cash has served as a director of i2 since January 1996. Mr. Cash has served as general or limited partner of various venture capital companies affiliated with InterWest Partners, a venture capital firm, since 1986. Mr. Cash currently serves on the board of directors of the following public companies:
AMX Corporation, a manufacturer of remote control systems; Ciena Corporation, a designer and manufacturer of dense wavelength division multiplexing systems for fiber optic networks; and Liberte Investors Inc., an investment company. In addition, Mr. Cash is a director of several privately held companies. Mr. Cash holds a B.S. in electrical engineering from Texas A&M University and a M.B.A. from Western Michigan University.

     Mr. Meredith has served as a director of i2 since July 1996. Mr. Meredith has served as the Senior Vice President and Chief Financial Officer for Dell Computer Corporation since November 1992. From 1990 until joining Dell, Mr. Meredith was Vice President and Treasurer of Sun Microsystems, Inc. Prior thereto, he was co-founder and general manager of Amdahl Capital Corporation, a captive financing company for Amdahl Corporation, a mainframe computer manufacturer. Mr. Meredith currently serves on the board of directors of i-Cube, an information technology business consultancy. Mr. Meredith holds a B.S. in political science from St. Francis College, a J.D. from Duquesne University of Law and an L.L.M. in taxation from Georgetown University.

                  i2 EXECUTIVE COMPENSATION AND OTHER MATTERS

     The executive officers serve at the discretion of the Board of Directors of i2. i2 does not presently have an employment contract in effect with any of its executive officers. Although no specific cash compensatory arrangements have been made for the executive officers of i2, certain provisions of the 1995 Stock Option/Stock Issuance Plan may have the effect of discouraging, delaying or preventing a change in control of i2 or unsolicited acquisition proposals. i2 has entered into indemnification agreements with all of its executive officers. i2 maintains directors' and officers' liability insurance and the i2 Bylaws provide for mandatory indemnification of officers to the fullest extent permitted by Delaware law.

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning the compensation earned by i2's Chief Executive Officer and the other four most highly compensated executive officers of i2 (collectively, the "Named Officers").

                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                        ANNUAL COMPENSATION             -------------
                                               -------------------------------------       OPTIONS         ALL OTHER
NAME AND POSITION(S)                           YEAR    SALARY     BONUS     OTHER(1)    (# OF SHARES)   COMPENSATION(2)
--------------------                           ----   --------   --------   --------    -------------   ---------------

Sanjiv S. Sidhu..............................  1998   $150,000   $ 75,000        --             --          $1,542
  Chairman of the Board and Chief              1997    150,000     75,000        --             --           1,597
  Executive Officer                            1996    150,000     75,000   $40,308(3)          --             771

Kanna N. Sharma(4)...........................  1998    150,000     75,000   192,930(5)          --             925
  Vice Chairman of the Board, Executive        1997    150,000     75,000    84,100(5)          --           2,214
  Vice President and Secretary                 1996    150,000     75,000    59,032(5)          --             925

Sandeep R. Tungare(6)........................  1998    150,000     75,000        --             --              --
  President, Demand Management                 1997    200,000     25,000        --             --              --
                                               1996    200,000    100,000        --         34,390(7)           --

Gregory A. Brady.............................  1998    150,000    350,000   201,104(8)     550,000              --
  President, Worldwide Operations              1997    150,000    349,380        --        600,000              --
                                               1996    150,000    353,721        --             --              --

David F. Cary(9).............................  1998    110,004     90,000        --         20,000              --
  Chief Financial Officer                      1997    110,004         --        --         61,428              --
                                               1996    110,004     75,000        --         50,000              --

---------------

(1) Excludes perquisites and other personal benefits for officers other than Messrs. Sidhu, Sharma and Brady because the aggregate amounts thereof do not exceed 10% of such officers' total salary and bonus.

(2) Represents premiums paid by i2 with respect to term life insurance policies on the lives of Messrs. Sidhu and Sharma. All of the proceeds of such policies are payable to Messrs. Sidhu's and Sharma's respective designated beneficiaries.

(3) Includes $34,800 for expenses relating to tax and estate planning.

(4) Mr. Sharma resigned as an officer and director of i2 effective May 17, 1999.

(5) Includes $189,330, $58,302 and $59,032 for expenses relating to tax and estate planning in 1998, 1997 and 1996, respectively.

(6) Mr. Tungare became an officer of i2 on May 15, 1997 in connection with i2's merger with Think Systems Corporation. Prior to such date, Mr. Tungare was employed and compensated by Think. Compensation for 1997 represents collective compensation from i2 and Think.

(7) These options were granted to Mr. Tungare and subsequently transferred to the Tungare Manohar Family Foundation, Inc.

(8) i2 has an understanding with Mr. Brady whereby i2 has agreed to pay the interest incurred in connection with a personal loan to Mr. Brady from a commercial bank with a principal balance of $4,760,000 at January 31, 1999. The loan bears interest at one-month LIBOR plus 2%. The total interest paid by i2 on behalf of Mr. Brady in 1998 was $174,133.

(9) Mr. Cary resigned as Chief Financial Officer of i2 effective May 15, 1999.

AGGREGATE OPTION EXERCISES IN 1998 AND DECEMBER 31, 1998 OPTION VALUES

     The following table sets forth certain information concerning options exercised during 1998 and option holdings at December 31, 1998 with respect to each of the Named Officers. No stock appreciation rights, or SARs, were exercised during 1998 and none were outstanding at December 31, 1998.

                                                                 NUMBER OF
                                                           SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                SHARES                    UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                               ACQUIRED                    DECEMBER 31, 1998(2)         DECEMBER 31, 1998(2)(3)
                                  ON         VALUE      ---------------------------   ---------------------------
NAME                           EXERCISE   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           --------   -----------   -----------   -------------   -----------   -------------
Sanjiv S. Sidhu..............       --           --            --              --             --              --
Kanna N. Sharma(4)...........       --           --            --              --             --              --
Sandeep R. Tungare...........   34,390     $986,348            --              --             --              --
Gregory A. Brady.............       --           --       150,000       1,000,000     $2,456,250     $15,725,000
David F. Cary(5).............   11,668      338,063        15,357          66,071        152,610         786,581

---------------

(1) Determined by subtracting the exercise price from the market value of i2 common stock on the exercise date, multiplied by the number of shares acquired on exercise.

(2) "Exercisable" refers to those options which were both exercisable and vested, while "Unexercisable" refers to those options which were unvested.

(3) Value is determined by subtracting the exercise price from the fair market value of i2 common stock at December 31, 1998 ($30.375 per share), based upon the closing sale price of i2 common stock on The Nasdaq National Market on such date.

(4) Mr. Sharma resigned as an officer and director of i2 effective May 17, 1999.

(5) Mr. Cary resigned as Chief Financial Officer of i2 effective May 15, 1999.

OPTION GRANTS IN 1998

     The following table sets forth certain information concerning stock options granted to each of the Named Officers during 1998. No SARs were granted to these individuals during such year.

                                                INDIVIDUAL GRANTS
                              -----------------------------------------------------
                                           % OF TOTAL                                 POTENTIAL REALIZABLE VALUE AT
                              NUMBER OF     OPTIONS                                      ASSUMED ANNUAL RATES OF
                              SECURITIES    GRANTED                                      STOCK PRICE APPRECIATION
                              UNDERLYING       TO                                           FOR OPTION TERM(3)
                               OPTIONS     EMPLOYEES    EXERCISE PRICE   EXPIRATION   ------------------------------
NAME                          GRANTED(1)    IN 1998      PER SHARE(2)       DATE           5%              10%
----                          ----------   ----------   --------------   ----------   -------------   --------------
Sanjiv S. Sidhu.............        --          --              --              --             --               --
Kanna N. Sharma(4)..........        --          --              --              --             --               --
Sandeep R. Tungare..........        --          --              --              --             --               --
Gregory A. Brady............    50,000        0.52%         $27.63        05/31/08     $  868,818      $ 2,201,755
                               500,000        5.18%          13.94        10/20/08      4,383,396       11,108,385
David F. Cary(5)............    20,000        0.21%          13.94        10/20/08        175,336          444,335

---------------

(1) Options vest over a four-year period, and in certain cases may be exercised prior to vesting subject to a right of i2 to repurchase at cost any unvested shares purchased prior to vesting in the event of the optionee's termination of employment. Each option expires on the earlier of ten years from the date of grant or within a specified period following termination of the optionee's employment with i2.

(2) The exercise price may be paid in cash or through a promissory note payable to i2.

(3) Future value assumes appreciation of 5% and 10% per year over the ten-year option period in the value of i2 common stock as mandated by the rules and regulations of the SEC and does not represent i2's estimate or projection of the future value of i2 common stock. The actual value realized may be greater than or less than the potential realizable values set forth in the table.

(4) Mr. Sharma resigned as an officer and director of i2 effective May 17, 1999.

(5) Mr. Cary resigned as Chief Financial Officer of i2 effective May 15, 1999.

DIRECTOR COMPENSATION AND INDEMNIFICATION ARRANGEMENTS

     Directors are not paid any fees or additional compensation for services as members of the i2 Board of Directors or any committee thereof, but are reimbursed for all out-of-pocket expenses incurred in attending meetings of the i2 Board of Directors and committees thereof on which such directors serve. In addition, directors who are not employees of i2 or any of its subsidiaries periodically receive automatic grants of non-qualified stock options under its 1995 Stock Option/Stock Issuance Plan. i2 maintains directors' and officers' liability insurance and its Bylaws provide for mandatory indemnification of directors to the fullest extent permitted by Delaware law. i2 has entered into indemnification agreements with all of its directors. In addition, i2's Restated Certificate of Incorporation limits the liability of directors of i2 to i2 or its stockholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law.

EMPLOYMENT CONTRACTS; CHANGE-IN-CONTROL AND INDEMNIFICATION ARRANGEMENTS

     The executive officers serve at the discretion of the i2 Board of Directors. i2 does not presently have an employment contract in effect with any of its executive officers. Although no specific cash compensatory arrangements have been made for the executive officers of i2, certain provisions of its 1995 Stock Option/Stock Issuance Plan may have the effect of discouraging, delaying or preventing a change in control of i2 or unsolicited acquisition proposals. i2 has entered into indemnification agreements with all of its executive officers. i2 maintains directors' and officers' liability insurance and its Bylaws provided for mandatory indemnification of officers to the fullest extent permitted by Delaware law.

                      i2 SECURITY OWNERSHIP OF MANAGEMENT
                           AND PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of i2's common stock as of January 31, 1999 by (1) each of i2's executive officers and directors and (2) all executive officers and directors as a group.

                                                               AMOUNT AND
                                                               NATURE OF       PERCENT
                                                               BENEFICIAL        OF
NAME                                                          OWNERSHIP(1)      CLASS
----                                                          ------------     -------
Sanjiv S. Sidhu(2)..........................................   31,890,600(3)   44.4%
Sidhu-Singh Family Investments, Ltd.(2).....................    6,710,000        9.3
Kanna (Ken) N. Sharma(2)....................................    4,725,968(4)     6.6
Sandeep (Sandy) R. Tungare..................................    1,889,042(5)     2.6
Gregory A. Brady............................................      872,003(6)     1.2
David F. Cary...............................................      175,398(7)     *
Hiten D. Varia..............................................      154,039(8)     *
William M. Beecher..........................................       50,002(9)     *
Harvey B. Cash..............................................       44,000(10)    *
Thomas J. Meredith..........................................       40,000(11)    *
All executive officers and directors as a group (nine
  persons)..................................................   39,841,052(12)  55.2%

---------------

  *  Indicates less than 1%.

 (1) Beneficial ownership is calculated in accordance with the rules of the SEC in accordance with Rule 13d-3(d)(1). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of i2 common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days following January 31, 1999 are deemed outstanding. However, such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (2) The address for such person is 909 E. Las Colinas Blvd., 16th Floor, Irving, Texas 75039.

 (3) Includes 6,710,000 shares of i2 common stock held by Sidhu-Singh Family Investments, Ltd., of which Mr. Sidhu is a general partner. Also includes 200,000 shares of i2 common stock held by the Nathan S. Sharma Exempt 1997 Trust and 200,000 shares of i2 common stock held by the Stefan M. Sharma Exempt 1997 Trust (collectively, the "Trusts"). Mr. Sidhu serves as the sole trustee of each of the Trusts, and in such capacity holds the sole power to vote and dispose of the shares owned by such Trusts. Mr. Sidhu disclaims beneficial ownership of all shares held by the Trusts.

 (4) Mr. Sharma resigned as an officer and director of i2 effective May 17, 1999. Includes 3,049,400 shares of i2 common stock held by The K-B Sharma Limited Partnership, 977,500 shares of i2 common stock held by Mr. Sharma's spouse and 44,000 shares of i2 common stock held by the Bianca D. Sharma Charitable Remainder Trust One. Mr. Sharma's spouse is the sole manager of the general partner of The K-B Sharma Limited Partnership and the sole trustee of the Bianca D. Sharma Charitable Remainder Trust One, and in such capacities holds the sole power to vote and dispose of the shares owned by such entities.

 (5) Includes 875,134 shares of i2 common stock owned by his spouse and 80,610 shares of i2 common stock owned by the Tungare Foundation. Mr. Tungare serves on the Board of Directors of the Tungare Foundation and, in such capacity, shares the power to vote and dispose of the shares held by the Tungare Foundation.

 (6) Includes 150,000 shares of i2 common stock subject to options.

 (7) Includes 15,357 shares of i2 common stock subject to options. Mr. Cary resigned as Chief Financial Officer of i2 effective May 15, 1999.

 (8) Includes 126,333 shares of i2 common stock subject to options.

 (9) Includes 7,085 shares of i2 common stock subject to options.

(10) Includes 44,000 shares of i2 common stock subject to options.

(11) Includes 30,000 shares of i2 common stock subject to options.

(12) See notes (3) through (11).

                                 SMART BUSINESS

GENERAL

     SMART develops, markets and supports software applications for customer-driven enterprise relationship management, or ERM. SMART's applications help companies produce and utilize Web content and applications to build and extend relationships with their customers and channel partners. SMART's Touchpoint suite of software products provides a company's Web customers with a dynamic, personalized window into a company, allowing them to shop, receive support and interact with salespeople and provides a company's distribution channel partners the ability to order products, track orders, obtain sales leads and seek service on behalf of their customers on the Web. This suite also provides a company with the ability to track the contributions of its channel partners. Additionally, SMART provides the necessary implementation and support services needed for the successful deployment and integration of these applications within the businesses of its clients.

     SMART, which was incorporated in Delaware in 1996, conducts its business primarily through its wholly owned subsidiary, SMART Technologies, Inc., a Texas corporation founded in Austin, Texas in 1995 by the combination of MIS(2), Inc. and NetTools, Inc. For several years prior to this combination, these two companies had independently developed and implemented proprietary sales force automation solutions. This software attempted to make salespeople more effective and help sales managers track sales activities by recording and presenting relevant information about sales contacts and customer responses, among other things. During the first year after the merger, SMART was a consulting services company that helped other companies create Web-based sales and marketing solutions.

     In late 1996, SMART began transitioning its business model in order to become a competitive provider of business application solutions. SMART began hiring personnel qualified in product development disciplines including documentation, customer support and quality assurance and suspended growth in its Professional Services department, which had historically provided system integration services. SMART also successfully began working with leading systems integrators who agreed to conduct certain joint marketing of SMART software products.

     In 1997, SMART shipped its first version of Touchpoints, a completely integrated and proprietary e-commerce and self-service application, and SMART DNA, the predecessor to Touchpoints DNA, which provided the necessary architectural platform for Touchpoints. SMART is nearing completion of its move from a consulting services provider to a software application provider. SMART intends to provide three integrated, but separately packaged, Touchpoints applications for e-commerce, customer care and channel enablement. Although each of these three major applications can be purchased separately, the first Touchpoint purchased must be purchased with Touchpoints DNA (an application providing certain architectural services). These applications adhere to programming standards such as Microsoft COM, Java, and J++. Prices for each of the Touchpoints are competitive with those of the leading providers of each type of application.

     In 1998, SMART initiated a complete re-write of its products to be released in a new version. This new version is not intended to be commercially available until the third quarter of 1999. No new licensing agreements are anticipated from the older product versions.

INDUSTRY BACKGROUND

  Supplier versus Customer Bargaining Power

     In most markets, suppliers have historically had more bargaining power than customers when negotiating transactions. This occurred because decision time, knowledge and distance limited a customer's ability to make optimal purchase decisions. Customers would often purchase from among a relatively small group of suppliers located in their particular geographic area because (1) they sought immediate gratification or (2) their decision-making processes were limited by time constraints and they did not have a readily available source of information about alternative product and service offerings in other areas.

     With the advent and maturation of channels like the Internet, bargaining power has been shifting to the consumer because it now takes little time and travel for customers to learn about product and service offerings from geographically distant suppliers. As a result, having the only store in town no longer provides instant monopoly power. Even the most geographically remote customers can have a product delivered from across the globe virtually overnight.

  Impacts on Customer Loyalty

     Many suppliers now face declining customer loyalty as a result of these developments. Customers are increasingly becoming accustomed to getting what they want, when they want it, rather than being subject to what is convenient for a supplier. Suppliers have attempted to counter this trend by establishing customer loyalty programs. These programs include discounts, frequent purchase programs, awards points and referral bonuses. Many businesses have expended substantial resources on such programs to develop brand loyalty. Suppliers are also experiencing pressure to demonstrate the extraordinary nature of their existing product and service offerings in order to create lasting customer loyalty.

     Many suppliers have also opted for a service or relationship-based strategy to maintain customer loyalty. These suppliers recognize that customers wish to be favorably approached at every stage of the sales process and not just at the transaction point, which is typically the only point of supplier/customer interaction where competition based on price is important to customer loyalty. In order to maintain customer loyalty, suppliers implementing a relationship-based strategy must obtain information about potential and existing customer needs and the timing of such needs, and seek to satisfy their needs at times convenient to the customer.

  Enterprise Relationship Management

     While this approach appears simple, the solution has been less straightforward until the emergence of a new business and technical approach known as Enterprise Relationship Management, or ERM. The ERM market is in the formative stages and can be broken down further into two sub-categories, employee-driven and customer-driven enterprise relationship management.

     The employee-driven ERM approach seeks to provide a company's employees a complete view of the historical interactions with the customer so they can best service current customer needs. Some employee-driven ERM solutions also integrate formerly unrelated "front-office" applications, including sales force automation, customer service, help desk and marketing automation. For example, employee-driven ERM applications attempt to automate and improve the effectiveness of employees (1) in the sales department by recording and presenting data about prior sales contacts and customer responses, (2) in customer service call centers by providing data about a customer's historical purchases and preferences and (3) in the marketing department by tracking the effectiveness of advertising campaigns.

     The customer-driven ERM approach is designed to give each customer complete control over his or her own interactions with a company without necessarily involving an employee. Just as employee-driven ERM began as a series of unrelated applications, customer-driven ERM started with applications including:

     - Electronic commerce, or on-line shopping and ordering;

     - Self-service, or frequently-asked-question and answer lists, knowledge bases and e-mail service requests;

     - Electronic bill presentment and payment;

     - Personalized marketing, or presentation of product and service offerings based upon previously indicated personal preferences; and

     - Sales channel enablement, or management and tracking of orders by and presentation of leads to distributors.

STRATEGY

     SMART Technologies was a pioneer of customer-driven ERM in early 1997. SMART's objective is (1) to promote the business benefits of a comprehensive, integrated and relationship-driven approach to building customer loyalty and reducing costs and (2) to provide solutions consistent with this approach. SMART is focused exclusively on developing packaged application solutions that enable customer relationships.

PRODUCTS

  SMART Touchpoints

     SMART's product family is a series of integrated, customer-oriented applications known as SMART Touchpoints. The Touchpoints provide customer-oriented interfaces, process flows and functionality, all logically grouped around customer processes such as: learning and shopping; merchandising and buying; and questions and problem solving. The Touchpoints applications can be used to create dynamic Web pages for many different user types, based on access level, preferences, relationship to the company and other elements.

  Touchpoints DNA

     While each of the SMART Touchpoints can be purchased and installed separately, customers are often most interested in the integration of all of the Touchpoint products. Touchpoints were designed from the beginning to provide a complete customer-driven ERM solution, not just a series of unrelated solutions. This capability is provided by Touchpoints DNA, a reliable, scalable, extensible and supportable framework for processing customer interactions over the Internet. Touchpoints DNA includes services that supplement each of the other Touchpoint products. These architectural services are utilized by all of the individual applications and include security, personalization, profile management, trend analysis and presentation and fax/email.

  Touchpoints Applications

     Touchpoint for Commerce is an e-commerce application that presents products and services to customers in a clean, clear and intuitive fashion. This Touchpoint application includes all of the functionality customers expect in an e-commerce offering, including:

     - Customized product catalogs featuring pictures of products and specifications;

     - Shopping lists and carts;

     - Price Alerts, which alerts customers to movement in company prices below a certain customer-specified amount; and

     - A transaction engine built on Microsoft Site Server (Commerce Edition) and its Order Processing Pipeline interfaces, or OPP. The OPP allows SMART customers to choose from a variety of independent software solutions for all steps in the ordering process like tax, freight and payment.

     Touchpoint for Customer Care provides self-service customer support processes. This Touchpoint application provides customer support by using the company's content knowledge and the customer's preferred self-help processes, as opposed to processes designed to be convenient for customer service employees. Specifically, this Touchpoint application allows businesses to provide customers with the following:

     - Order tracking and management;

     - Frequently-asked-question and answer lists and knowledge bases;

     - Product registration;

     - An electronic help desk for submitting requests; and

     - Service representative queue management, which allows managers to determine which service representative receives each request based not only upon the order in which help requests are received, but based upon representatives' skills and the nature of customer problems.

     Touchpoint for Channel extends on-line commerce and self-service to a client's channel partners. Touchpoint for Channel (1) provides sales partners with a constantly updated window into the company, (2) allows companies to provide partners with information about their orders from purchase to delivery and sales leads based upon customer inquiries and (3) allows companies to track sales by partners and determine which partners most effectively use sales leads. Touchpoint for Channel also includes the following features:

     - Customized catalogs including prices for each partner;

     - Shopping lists and carts;

     - A transaction engine similar to the Touchpoints for Commerce engine;

     - The Dealer Locator, which provides the location of the company's closest dealer; and

     - Price Alerts based on partner-specified prices.

PRODUCT DEVELOPMENT

     Given SMART's shift to packaged applications, SMART's research and development spending has been significant over the last two years. Specifically, the company invested $14.7 million in research and development over the last two years, accounting for 39% of SMART's total spending. SMART's research and development employees work in the areas of applications, framework/architecture, quality assurance and administration.

     The majority of recent research and development efforts have been focused on redesigning the architecture of the Touchpoints and Touchpoints DNA so that they are consistent with contemporary industry standards and can be easily manipulated by popular industry tools. This will enable SMART or SMART customers to more rapidly deploy, customize and extend the capabilities of Touchpoints applications using programming languages such as COM, Java and J++.

     SMART is currently developing another Touchpoint application, Touchpoint for Billing, which is intended to enable customers to review and pay bills online. This Touchpoint will include:

     - Electronic bill presentment that will allow users to review current and recent billing statements;

     - Reporting capabilities for in-depth analysis of billing detail;

     - E-mail notification that current bill is available for review; and

     - Online bill payment capabilities using the Microsoft Site Server (Commerce Edition) transaction engine.

CUSTOMER SERVICE AND SUPPORT

     In support of its core product business, SMART provides education, consulting and support services to purchasers of its software.

     SMART University is the company's in-house training program. SMART University provides training for developers, consultants and business owners.

     SMART Consulting Services provides quality-based design and implementation services. SMART's deliverables-based methodology focuses on three goals: accelerating application deployment; creating a foundation for future Touchpoint implementations; and transferring SMART's knowledge.

     SMART Customer Support provides enterprise-class maintenance and support. SMART's experienced customer support team has a robust knowledge database and provides its customers with access to documents containing frequently asked questions and answers, articles and information related to prior installations and uses of SMART software.

SALES AND MARKETING

     SMART predominantly sells directly, but augments those efforts with complementary reseller and strategic alliance strategies. SMART's direct sale organization is divided into two regional teams, one focused on the Western United States and the other focused on the Eastern United States. Each team consists of a regional director, account executives and sales engineers. Direct sales accounted for the majority of SMART's sales in 1998 and 1997.

CUSTOMERS

     To date SMART's major U.S. customers have fallen into two broad categories: those for whom it has created customized solutions and those who license its packaged products. SMART has created customized solutions for Apple Computer, ZDNet and Minolta. Customers that have licensed SMART's packaged products include Nextel Communications, Storage Technology, Compaq Computer and Motorola.

     SMART is currently focused on Fortune 1000 companies in the sectors of high technology, consumer durable goods, telecommunications/utilities and financial services. While SMART is focusing its selling efforts on these particular markets, the value of SMART's product offering is market-independent.

     Companies in the high technology and consumer durable goods sectors would especially benefit from SMART's integrated customer relationship solution because their customers need significant pre-and post-sales information, support and service. A simple commerce-only solution is not adequate for these markets.

     Companies in the telecommunications/utilities and financial services sectors would benefit from SMART's customer relationship solution because it reduces customer turnover and call center costs. One explanation commonly cited for customer turnover is the failure of such companies to provide customers timely and adequate information about their accounts. SMART's products can provide customers in these sectors immediate access to such information. Costs are reduced because customers are handling their own orders, solving their own problems and checking their own bills.

COMPETITION

     Given that SMART's product and service offerings are designed to deliver customer-driven ERM approaches for every segment of a company's business and include comprehensive e-commerce, self-service and channel partner solutions, its initial competitors were projects led by information technology departments within its potential customers. Fifteen years ago, it was not unusual for companies to build and integrate custom "back-office" solutions. Few companies attempt this today because there are too many proven and financially attractive alternatives. Similarly, the availability of viable turn-key applications is making internal approaches to customer-driven ERM less viable everyday.

     SMART's primary competitor in the e-commerce segment is BroadVision, which offers a personalized e-commerce solution competing directly with Touchpoints for Commerce. SMART's primary competitor in the customer service segment is Silknet Software, which offers a self-service solution competing directly with Touchpoints for Care.

     It is likely that SMART will eventually compete with enterprise resource planning companies such as SAP and Oracle and employee-driven ERM companies such as Siebel Systems, Vantive, Clarify and Remedy, assuming they attempt to provide customer-driven self-service solutions.

PROPRIETARY RIGHTS AND LICENSES

     SMART relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The source code for SMART's proprietary software is protected as a trade secret. SMART makes source code available for certain portions of its products. In addition, some of SMART's agreements with its customers contain provisions requiring release of source code for limited, non-exclusive use by the customer in the event that SMART ceases to do business or SMART fails to support its products. Providing SMART's source code in this manner may increase the likelihood of misappropriation by third parties. SMART's policy is to enter into agreements with its employees, consultants and vendors that restrict disclosure of its proprietary information and assign new inventions to SMART and control access to and distribution of its software, documentation and other proprietary information.

     SMART resells certain software that it licenses from third parties, and may in the future resell other software of third parties.

EMPLOYEES

     As of March 31, 1999, SMART had approximately 100 employees, including approximately 40 engaged in research and development activities and approximately 20 engaged in sales and marketing activities. Some attrition has occurred since March 31, 1999. The current employee count is approximately 90. None of SMART's employees are represented by collective bargaining units and SMART has never experienced a work stoppage. SMART believes that its employee relations are adequate.

FACILITIES

     SMART's operations occupy approximately 39,000 square feet of space located in Austin, Texas and 7,000 square feet of space located in Cupertino, California. The large majority of the space is office space. All of SMART's facilities are leased.

LEGAL PROCEEDINGS

     SMART is not currently involved in any material legal proceedings. SMART is subject to claims and lawsuits from time to time in the ordinary course of its business.

       SMART MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     SMART's revenues are principally derived from licenses for software products and from professional services that include consulting, training, implementation, technical support and maintenance. SMART generates its license revenues through direct sales to its customers and sales through its relationships with systems integrators and consulting firms. There have been no international revenues generated to date. SMART has only a limited operating history on which to base an evaluation of its business and prospects.

     The following table sets forth, for the periods indicated, the percentages of total revenues represented by certain items reflected in SMART's consolidated statements of operations:

                                                      YEAR ENDED               THREE MONTHS
                                                     DECEMBER 31,             ENDED MARCH 31,
                                                 ---------------------     ---------------------
                                                   1997         1998         1998         1999
                                                 --------     --------     --------     --------
Revenues:
  Licenses.....................................      24.4%        46.3%        44.1%        19.6%
  Professional services........................      64.7         41.5         39.6         80.4
  Hosting......................................      10.9         12.2         16.3           --
                                                 --------     --------     --------     --------
          Total revenues.......................     100.0        100.0        100.0        100.0
                                                 --------     --------     --------     --------
Cost and expenses:
  Licenses.....................................        --          0.1          0.1          0.3
  Professional services........................      18.8         11.5          1.2          4.1
  Hosting......................................      11.1          8.3         11.3           --
  Development costs............................      57.5        138.8        107.1        600.5
  Sales and marketing..........................      43.9        110.5         73.1        532.5
  General and administrative...................      39.3         60.0         44.3        279.8
                                                 --------     --------     --------     --------
          Total cost and expenses..............     170.6        329.2        237.2      1,417.2
                                                 --------     --------     --------     --------
Loss from operations...........................     (70.6)      (229.2)      (137.2)    (1,317.2)
Other income (expense), net....................      (0.5)        25.3          3.1        (62.8)
                                                 --------     --------     --------     --------
Net loss.......................................     (71.1)%     (203.9)%     (134.1)%   (1,380.0)%
                                                 ========     ========     ========     ========

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1999 and March 31, 1998

     Revenues

     SMART's revenues consist of software license revenues and service revenues. Software license revenues consist of sales of software licenses which are recognized in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 97-2, "Software Revenue Recognition." Under SOP 97-2, software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required and collection is considered probable by management. As of January 1, 1999, software license revenues are recognized in accordance with SOP 97-2, as modified by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions."

     Total revenues for SMART decreased to $382,209 in the quarter ended March 31, 1999 from $2.4 million in the quarter ended March 31,1998. This decrease in revenues resulted primarily from a product redevelopment effort that is intended to increase the functionality of SMART's computer software products which the Company believes has resulted in customer delays in licensing SMART's products until the newer versions are completed and reduced customer needs for consulting services related to customization of software solutions. Completion of certain modules is expected later this year.

     Software Licenses. SMART's software license revenues decreased to $74,910 for the quarter ended March 31, 1999 from $1.1 million in the quarter ended March 31,1998. This decline in license revenue was due to the redevelopment efforts on SMART's products, resulting in customer delays in licensing SMART's products until the newer versions are completed.

     Professional Services. Professional services revenues consist of professional services and maintenance. SMART's professional services include a consulting group, a training group and a support and maintenance group. Consulting and training services are generally offered on a time and materials basis. Support and maintenance revenues are generally derived from annual service agreements and recognized ratably over the period of the agreement. Maintenance fees are based on a percentage of the list price for the related software.

     Professional services revenues decreased to $307,299 for the quarter ended March 31, 1999 from $958,913 for the quarter ended March 31, 1998. This decrease in professional services revenues resulted from a product redevelopment effort that increased the functionality of SMART's computer software products and reduced the need for consulting services related to customization of software solutions. SMART's professional services revenues as a percentage of total revenues may continue to decline to the extent SMART's strategy of developing business alliances with third parties, such as system integrators, continues to expand.

     Hosting. Hosting revenues were derived from Internet hosting services and bandwidth utilization services. Hosting revenues were $395,385 for the quarter ended March 31, 1998. However, the hosting business ("SMARTNAP") was sold in 1998 and consequently no further revenues will be reported.

     Operating Expenses

     Cost of Software Licenses. Cost of software licenses includes royalties payable to third parties for software that is either embedded in, or bundled and sold with, SMART's products, and the costs of product media, duplication, packaging and other associated manufacturing costs. These costs were not material in either period.

     Cost of Professional Services. Cost of professional services consists primarily of salaries, other employee-related costs, travel expenses and fees of third-party consultants incurred in providing consulting, post-contract customer support and training services. In the quarters ended March 31, 1999 and 1998, cost of services and maintenance was $15,807 and $29,350, or 5% and 3% of related professional services revenues, respectively. The increase in percentage of associated revenues was due to the timing of direct support with customers. SMART expects the cost of professional services to increase in absolute dollars as SMART continues to expand its services organization to support anticipated higher levels of business.

     Cost of Hosting. No cost of Hosting was reported for the quarter ended March 31, 1999 as SMARTNAP was sold in December 1998. Cost of Hosting for the quarter ended March 31, 1998 was $274,727 or 11.3% of revenues.

     Development Costs. Development costs consist primarily of salaries, other employee-related costs and consulting fees relating to the development of SMART's products. Development costs decreased 12% to $2.3 million for the quarter ended March 31, 1999 from $2.6 million for the quarter ended March 31, 1998. This decrease in development costs is primarily attributable to lower headcount. SMART anticipates that development costs will increase in absolute dollars during 1999 due to recruiting and payroll expense associated with hiring new employees. Also, higher development costs will be incurred in the research and development of new software products. These costs are expensed as incurred until technological feasibility in the form of a working model has been established, at which time such costs are capitalized, subject to recoverability. To date, these capitalizable costs have been insignificant.

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries and other employee-related costs, commissions and other incentive compensation, travel and entertainment, expenditures for marketing programs such as collateral materials, trade shows, public relations and creative services. Sales and marketing expenses increased 15% to $2.0 million for the quarter ended March 31, 1999 from $1.8 million for the quarter ended March 31, 1998. The overall increases in expenditures reflects the cost of hiring additional sales and marketing personnel, developing and expanding sales distribution channels and expanding promotional activities. SMART expects to continue to expand its direct sales and marketing efforts to support broadened operations. As a result, SMART expects that sales and marketing expenses will continue to increase in absolute dollars.

     General and Administrative. General and administrative expenses consist primarily of salaries and other employee-related costs, travel and entertainment and professional service fees. General and administrative expenses remained unchanged at $1.1 million for the quarters ended March 31, 1999 and 1998, respectively. The quarter ended March 31, 1998 included $314,560 in expenses associated with the sale of SMARTNAP. SMARTNAP was dissolved in December 1998 and consequently no expenses were incurred for the period ended March 31, 1999. Therefore, administrative costs were higher for the quarter ended March 31, 1999 as compared to the quarter ended March 31, 1998. Overall increases in expenditures reflect the cost of hiring additional personnel and the development of additional infrastructure to support the expansion of SMART's operations. SMART expects to continue to add administrative staff to support broadened operations. As a result, SMART expects that general and administrative expenses will continue to increase in absolute dollars.

     Income Taxes. SMART did not report any tax benefit on its pre-tax losses in either of the first quarter of 1999 or 1998 due to uncertainties regarding the realization of the associated deferred tax assets.

  Years Ended December 31, 1998 and December 31, 1997

     Revenues

     Total revenues for SMART decreased 10% to $7.2 million in 1998 from $8.1 million in 1997. All revenue to date has been from domestic sources. The 10% decrease in total revenues for 1998 as compared to 1997 resulted primarily from significantly lower consulting revenues for the year. This in turn resulted from a product redevelopment effort that increased the functionality of SMART's computer software products and reduced customers' need for consulting services related to customization of software solutions. The product redevelopment also postponed a number of potential sales during the year. Management expects to commit significant time and financial resources to the development and maintenance of direct and indirect international sales and support channels.

     Software Licenses. SMART's software license revenues increased 70% to $3.4 million in 1998 from $2.0 million in 1997. SMART achieved significant license revenue growth with the addition of new customers in 1998.

     Professional Services. Professional services revenues decreased 43% to $3.0 million in 1998 from $5.2 million in 1997. The decrease in professional services revenues for 1998 as compared to 1997 resulted from a product redevelopment effort that increased the functionality of SMART's computer software products and reduced the need for consulting services related to customization of software solutions. SMART's professional services revenues as a percentage of total revenues may continue to decline to the extent SMART's strategy of developing business alliances with third parties, such as system integrators, continues to expand.

     Hosting. Hosting revenues were $880,963 in 1998 as compared to $884,562 in 1997. The hosting business, SMARTNAP, was sold in 1998.

     Operating Expenses

     Cost of Software Licenses. In 1998 and 1997, cost of software licenses were not material.

     Cost of Professional Services. In 1998 and 1997, cost of professional services was $836,260 and $1,522,672, or 28% and 29% of related professional services revenues, respectively. The decrease in absolute costs from 1997 to 1998 mirrored the decrease in professional services revenues that was caused by SMART focusing on product development rather than custom software development. Cost of professional services fluctuated in both absolute dollar and percentage terms during 1998 as compared to 1997 due to the timing of significant sales contracts and the associated need for consulting services related to customization of software solutions given SMART's shift towards being a vendor of software applications.

     Cost of Hosting. Cost of Hosting during 1998 as compared to 1997 were $603,416 and $895,416, or 69% and 101% of related Hosting revenues, respectively. The higher cost of Hosting as a percentage of revenue is attributable to start-up costs associated with SMARTNAP in 1997. SMARTNAP was sold in 1998.

     SMART expects that cost of professional services will increase in absolute dollars as SMART continues to expand its services organization to support anticipated higher levels of business.

     Development Costs. Development costs increased 116% to $10.0 million in 1998 from $4.7 million in 1997. This increase in development costs is primarily attributable to costs associated with the recruitment and employment of additional personnel in order to enhance existing products and develop new products. In addition, development costs increased due to SMART's initiation of a product redevelopment project that emphasized functionality rather than custom software development. SMART anticipates that development costs will continue to increase in absolute dollars during 1999. Development costs incurred in research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established, at which time such costs are capitalized, subject to recoverability. As of December 31, 1998, capitalizable costs were insignificant.

     Sales and Marketing. Sales and marketing expenses increased 126% to $8.0 million in 1998 from $3.5 million in 1997. The overall increases in expenditures reflects the cost of hiring additional sales and marketing personnel, developing and expanding sales distribution channels, deploying new products and expanding promotional activities. SMART expects to continue to expand its direct sales and marketing efforts to support broadened operations. As a result, SMART expects that sales and marketing expenses will continue to increase in absolute dollars.

     General and Administrative. General and administrative expenses consist primarily of salaries and other employee-related costs, travel and entertainment and professional service fees. General and administrative expenses increased 37% to $4.3 million in 1998 from $3.2 million in 1997. The overall increases in expenditures reflects the cost of hiring additional personnel and the development of additional infrastructure to support the expansion of SMART's operations. SMART expects to continue to add administrative staff to support broadened operations. As a result, SMART expects that general and administrative expenses will continue to increase in absolute dollars.

     Income Taxes. Deferred taxes are recognized as a result of temporary differences that arise between the tax bases of assets and liabilities and the related financial statement carrying amounts, as measured using the tax rates that are expected to be in effect when the temporary differences reverse. During 1998 and 1997, SMART generated pre-tax losses of $14.8 million and $5.8 million, respectively. SMART has approximately $8.5 million in net deferred tax assets. However, SMART has not reported any associated income tax benefit because the net deferred tax assets are fully reserved due to uncertainties regarding the realization of the assets. Such uncertainty arises from the lack of earnings history for SMART. See "Risk Factors -- Deferred Tax Assets" and Note 5 to the Consolidated Financial Statements. At December 31, 1998 and 1997, SMART had net operating loss carryforwards of approximately $18.0 million and $6.3 million, respectively. In addition, SMART had research and development credit carryforwards of approximately $376,000 and $174,000, respectively, available to offset future tax liabilities. SMART's net operating loss carryforwards begin to expire in 2011 if not utilized. Utilization of the carryforwards may be subject to annual limitations due to changes in SMART's ownership resulting from its preferred stock financings and potential public stock offerings.

LIQUIDITY AND CAPITAL RESOURCES

     SMART has incurred substantial operating losses and has funded its operations to date primarily through the private placement of equity and debt; and to a lesser extent bank financing. Through March 1999, private equity placements provided net proceeds totaling $17.0 million, notes payable to stockholders totaled $3.5 million, notes payable to i2 totaled $3.0 million and an outstanding credit facility with a commercial bank totaled $2.0 million. The i2 loans were repaid in April 1999 with the proceeds of an independent third-party loan of $3.5 million in April 1999. At March 31, 1999, SMART had $696,709 in cash and cash equivalents, which represents a decrease of $5.1 million as compared with $5.8 million at March 31, 1998. At December 31, 1998, SMART had $1.1 million in cash and cash equivalents, which represents a decrease of $8.8 million as compared with $9.9 million at December 31, 1997. SMART currently has no significant capital commitments other than obligations under equipment and operating leases. In December 1998, SMART's commercial bank increased its credit facility to provide for total borrowings of up to $8.0 million. However, SMART was notified by its commercial bank on February 8, 1999 that it was in default of its credit terms due to violation of a "quick ratio" covenant for the period ending November 30, 1998. Forbearance was granted for the default until May 31, 1999 through various waivers. Because it is anticipated that the merger may not be completed until the third quarter of 1999, SMART has arranged for interim financing through its commercial bank, which is guaranteed by i2.

     Cash used in operating activities was $3.9 million and $3.5 million for the quarters ended March 31, 1999 and March 31, 1998, respectively, and $12.7 million and $3.9 million in 1998 and 1997, respectively. The primary use of cash in operating activities was to fund ongoing operations. Cash used in investing activities was $49,904 and $490,281 for the quarters ended March 31, 1999 and 1998, respectively, and $1.9 million in both 1998 and 1997. This cash was used for the acquisition of property and equipment. Cash provided by financing activities was $3.5 million for the quarter ended March 31, 1999, and cash used in financing activities was $114,317 for the quarter ended March 31, 1998. The primary source of cash provided by financing activities for the quarter ended March 31, 1999 resulted from the issuance of $3.5 million in notes. Certain stockholders provided an additional $500,000 loan in February 1999, and i2 provided a $1.5 million loan in February 1999 and another $1.5 million loan in March 1999. Cash provided by financing activities was $5.8 million and $15.5 million in 1998 and 1997, respectively. The primary source of cash provided by financing activities in 1998 resulted from the issuance of notes payable to stockholders consisting of $3.0 million and, to a lesser extent, borrowings from a commercial bank. The primary source of cash provided by financing activities in 1997 resulted from the issuance of preferred stock.

     If the merger does not occur, SMART believes that cash generated from operations and amounts available under its commercial credit facilities will not be sufficient to meet its expected working capital and capital expenditure requirements for the next 12 months. SMART will be required to raise additional funds through private or public sales of securities, bank debt, financing under leasing arrangements or otherwise, the availability of which cannot be assessed.

YEAR 2000 ISSUES

     Many older computer systems and software products currently in use are coded to accept only two-digit entries in the date code field. In less than nine months, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. Based on SMART's assessment, SMART believes that its current versions of its software products are Year 2000 compliant. However, SMART's products are or may be integrated with enterprise computer systems involving complicated software products developed by other vendors. As a result, Year 2000 problems inherent in a customer's other software programs might significantly limit that customer's ability to realize the intended benefits offered by Touchpoints and Touchpoints DNA. SMART may in the future be subject to claims based on Year 2000 problems in others' products, custom scripts created by third parties to interface with SMART's products or issues arising from the integration of multiple products within an overall system. Although SMART has not been a party to any litigation or arbitration proceeding to date involving its products or services related to Year 2000 compliance issues, SMART cannot assure you that it will not in the future be required to defend its products or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, and any liability of SMART for Year 2000-related damages, including consequential damages, could have a material adverse effect on SMART's business, operating results and financial condition.

     SMART believes that Year 2000 issues may affect the purchasing patterns of customers and potential customers in a variety of ways. Many companies are expending significant resources to correct, patch or replace their current software systems to achieve Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by SMART. Any of the foregoing could seriously harm SMART's business, operating results and financial condition.

     SMART's plan to resolve Year 2000 issues includes assessment, remediation and testing of internal management and other information systems. The completed assessment indicated that SMART's information systems would not be affected. As of March 31, 1999, remediation and testing of such systems was largely complete with an expected completion date of September 30, 1999. However, system compliance testing will continue in conjunction with SMART's overall information systems initiatives throughout the remainder of 1999. Areas being addressed include reviews of SMART's telephone and voice mail systems, security systems and other office support systems. No information technology initiatives have been deferred by SMART as a result of its Year 2000 project. SMART currently expects to incur expenses of approximately $50,000 during the remainder of 1999 in connection with the third-party testing of potential Year 2000 problems. Such expenses are expected to be less than 6.5% of SMART's information technology budget for 1999.

     SMART believes that an effective plan is in place to resolve its Year 2000 issues in a timely manner. Although SMART has not yet completed all necessary phases of its Year 2000 program, SMART does not believe that material exposure to significant business interruption exists as a result of Year 2000 compliance issues or that the cost of remedial actions will seriously harm its business, financial condition or results of operations. SMART currently has no contingency plans in place in the event it does not complete all phases of its Year 2000 plan. SMART intends to evaluate the status of completion throughout 1999 to determine whether such a plan is necessary.

QUARTERLY INFORMATION -- UNAUDITED

     The following tables set forth unaudited consolidated statement of operations data for the nine quarters ended March 31, 1999, as well as such data expressed as a percentage of SMART's total revenues for the periods indicated. This data has been derived from unaudited interim consolidated financial statements that, in the opinion of management, have been prepared on a basis consistent with SMART's audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments, except as noted otherwise) necessary for a fair presentation of such information when read in conjunction with the audited consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                 THREE MONTHS ENDED
                              ---------------------------------------------------------
                               MAR. 31     JUNE 30    SEPT. 30     DEC. 31     MAR. 31
                                1997        1997        1997        1997        1998
                              ---------   ---------   ---------   ---------   ---------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Licenses..................  $      --   $      32   $     376   $   1,561   $   1,070
  Professional services.....        955       1,270       1,644       1,361         959
  Hosting...................        124         140         259         361         395
                              ---------   ---------   ---------   ---------   ---------
        Total revenues......      1,079       1,442       2,279       3,283       2,424
Cost and expenses:
  Licenses..................         --          --          --           2           3
  Professional services.....        315         417         511         280          29
  Hosting...................        176         207         241         272         275
  Development costs.........        487         893       1,216       2,054       2,597
  Sales and marketing.......        175         789       1,214       1,368       1,773
  General and
    administrative..........        460         648         831       1,233       1,073
                              ---------   ---------   ---------   ---------   ---------
        Total cost and
          expenses..........      1,613       2,954       4,013       5,209       5,750
                              ---------   ---------   ---------   ---------   ---------
Loss from operations........       (534)     (1,512)     (1,734)     (1,926)     (3,326)
Other income (expense),
  net.......................         --         (17)        (21)         (6)         75
Gain from sale of
  SMARTNAP..................         --          --          --          --          --
                              ---------   ---------   ---------   ---------   ---------
Net loss....................  $    (534)  $  (1,529)  $  (1,755)  $  (1,932)  $  (3,251)
                              =========   =========   =========   =========   =========
Basic net loss per share....  $   (0.06)  $   (0.17)  $   (0.19)  $   (0.20)  $   (0.33)
                              =========   =========   =========   =========   =========
Weighted average common
  shares outstanding........      9,137       9,181       9,218       9,524       9,721
AS A PERCENTAGE OF TOTAL
  REVENUES:
Revenues:
  Licenses..................         --%        2.2%       16.5%       47.5%       44.1%
  Professional services.....       88.5        88.1        72.1        41.5        39.6
  Hosting...................       11.5         9.7        11.4        11.0        16.3
                              ---------   ---------   ---------   ---------   ---------
        Total revenues......      100.0       100.0       100.0       100.0       100.0
Cost and expenses:
  Licenses..................         --          --          --         0.1         0.1
  Professional services.....       29.2        28.9        22.4         8.5         1.2
  Hosting...................       16.3        14.4        10.6         8.3        11.3
  Development costs.........       45.1        61.9        53.4        62.6       107.1
  Sales and marketing.......       16.2        54.7        53.3        41.6        73.1
  General and
    administrative..........       42.7        44.9        36.4        37.5        44.3
                              ---------   ---------   ---------   ---------   ---------
        Total cost and
          expenses..........      149.5       204.8       176.1       158.6       237.2
                              ---------   ---------   ---------   ---------   ---------
Loss from operations........      (49.5)     (104.8)      (76.1)      (58.6)     (137.2)
Other income (expense),
  net.......................         --        (1.2)       (0.9)       (0.2)        3.1
Gain from sale of
  SMARTNAP..................         --          --   -- ......          --          --
                              ---------   ---------   ---------   ---------   ---------
Net loss....................      (49.5)%    (106.0)%     (77.0)%     (58.8)%    (134.1)%
                              =========   =========   =========   =========   =========

                                           THREE MONTHS ENDED
                              ---------------------------------------------
                               JUNE 30    SEPT. 30     DEC. 31     MAR. 31
                                1998        1998        1998        1999
                              ---------   ---------   ---------   ---------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Licenses..................  $   1,694   $     345   $     246   $      75
  Professional services.....        513         905         629         307
  Hosting...................        486          --          --          --
                              ---------   ---------   ---------   ---------
        Total revenues......      2,693       1,250         875         382
Cost and expenses:
  Licenses..................          1           1           3           1
  Professional services.....         89         539         179          16
  Hosting...................        329          --          --          --
  Development costs.........      2,395       2,674       2,381       2,294
  Sales and marketing.......      1,973       2,271       1,982       2,034
  General and
    administrative..........        820         982       1,473       1,069
                              ---------   ---------   ---------   ---------
        Total cost and
          expenses..........      5,607       6,467       6,018       5,414
                              ---------   ---------   ---------   ---------
Loss from operations........     (2,914)     (5,217)     (5,143)     (5,032)
Other income (expense),
  net.......................         31           2         (88)       (240)
Gain from sale of
  SMARTNAP..................      1,816          --          --          --
                              ---------   ---------   ---------   ---------
Net loss....................  $  (1,067)  $  (5,215)  $  (5,231)  $  (5,272)
                              =========   =========   =========   =========
Basic net loss per share....  $   (0.11)  $   (0.51)  $   (0.49)  $   (0.49)
                              =========   =========   =========   =========
Weighted average common
  shares outstanding........      9,967      10,299      10,600      10,829
AS A PERCENTAGE OF TOTAL
  REVENUES:
Revenues:
  Licenses..................       62.9%       27.6%       28.1%       19.6%
  Professional services.....       19.0        72.4        71.9        80.4
  Hosting...................       18.1          --          --          --
                              ---------   ---------   ---------   ---------
        Total revenues......      100.0       100.0       100.0       100.0
Cost and expenses:
  Licenses..................         --         0.1         0.3         0.3
  Professional services.....        3.3        43.1        20.5         4.2
  Hosting...................       12.2          --          --          --
  Development costs.........       88.9       213.9       272.1       600.5
  Sales and marketing.......       73.3       181.7       226.5       532.5
  General and
    administrative..........       30.5        78.6       168.3       279.8
                              ---------   ---------   ---------   ---------
        Total cost and
          expenses..........      208.2       517.4       687.7     1,417.3
                              ---------   ---------   ---------   ---------
Loss from operations........     (108.2)     (417.4)     (587.7)   (1,317.3)
Other income (expense),
  net.......................        1.2         0.2       (10.1)      (62.8)
Gain from sale of
  SMARTNAP..................       67.4          --          --          --
                              ---------   ---------   ---------   ---------
Net loss....................      (39.6)%    (417.2)%    (597.8)%  (1,380.1)%
                              =========   =========   =========   =========

                     SMART SECURITY OWNERSHIP OF MANAGEMENT
                           AND PRINCIPAL STOCKHOLDERS

     Set forth below is information regarding beneficial ownership of SMART's capital stock as of May 12, by (1) each person or entity who is known to SMART to own beneficially 5% or more of the outstanding shares of Common Stock, SMART Series A Preferred, Series B Preferred and Series C Preferred of SMART, (2) each present director and executive officer of SMART and (3) all SMART directors and executive officers as a group.

                                                  AMOUNT AND NATURE OF            CLASS          PERCENT
NAME AND ADDRESS(1)                              BENEFICIAL OWNERSHIP(2)        OF STOCK         OF CLASS
-------------------                              -----------------------        --------         --------
Austin Ventures................................  5,430,648(3)                 Common Stock          32.7
William P. Wood                                     1,304,348              Series A Preferred       90.9
114 W. 7th Street, Suite 1300                       1,162,791              Series B Preferred       25.8
Austin, Texas 78701                                   347,008              Series C Preferred        9.3
Jason Parrish..................................  2,729,172(4)                 Common Stock          24.4
Jasiph DeCoux..................................  2,533,128(5)                 Common Stock          22.5
Mark Benson....................................  2,428,867(6)                 Common Stock          21.7
Goldman Sachs & Co.............................  2,726,652(7)                 Common Stock          19.7
85 Broad Street                                     2,666,666              Series C Preferred       71.1
New York, New York 10004
Bryan E. Plug..................................  2,000,000(8)                 Common Stock          15.2
Internet Capital Group.........................  1,537,705(9)                 Common Stock          12.1
Kenneth Fox                                         1,162,791              Series B Preferred       25.8
44 Montgomery Street, Suite 3705                      366,666              Series C Preferred        9.8
San Francisco, California 94104
Technology Development Corp....................  922,691(10)                  Common Stock           7.6
1200 Route 22                                         813,954              Series B Preferred       18.1
The Greymark Building                                 106,345              Series C Preferred        2.8
Bridgewater, New Jersey 08807
Andrew Heller..................................  720,000                      Common Stock           6.4
Hayden Family Partnership, Ltd.................  679,220(11)                  Common Stock           5.8
Billy H. Hayden                                       130,435              Series A Preferred        9.1
c/o Cornerstone Integrated Services                   232,558              Series B Preferred        5.2
11802 Stonehollow Drive, Suite 100
Austin, Texas 78758
SAP America, Inc...............................  340,831(12)                  Common Stock           3.0
950 Tower Lane, 16th Floor                            333,333              Series C Preferred        8.9
Foster City, California 94404-2127
Brobeck Phleger & Harrison LLP.................  342,805(13)                  Common Stock           3.0
301 Congress Avenue, Suite 1200                       232,558              Series B Preferred        7.6
Austin, Texas 78701
Muneer Hirji...................................  300,000(14)                  Common Stock           2.6
David Mackie...................................  280,000(15)                  Common Stock           2.4
Peter Solvik...................................  100,000(16)                  Common Stock             *
All directors and executive officers as a group
  (8 persons)..................................  12,797,220(17)               Common Stock          62.7

---------------

  *  Indicates less than 1%.

 (1) The address of each owner other than Austin Ventures, Goldman Sachs & Co., Internet Capital Group, Technology Development Corp., Hayden Family Trust Partnership, Ltd. and SAP America, Inc. is c/o SMART Technologies, Inc., 11701 Stonehollow Drive, Suite 500, Austin, Texas 78758.

 (2) Beneficial ownership is calculated in accordance with the rules of the SEC in accordance with Rule 13d-3(d)(1). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of SMART common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days following May 12, 1999 are deemed outstanding. However, such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (3) Includes 1,263,090 shares of SMART common stock subject to issuance upon conversion of 421,030 shares of Series A Preferred Stock, 375,349 shares of SMART common stock subject to issuance upon conversion of 375,349 shares of Series B Preferred Stock, 110,017 shares of SMART common stock subject to issuance upon conversion of 107,597 shares of Series C Preferred Stock and 4,514 shares of SMART common stock subject to issuance upon conversion of 4,415 shares of Series C Preferred Stock, which are subject to issuance upon exercise of a Bridge Warrant held by Austin Ventures IV-A, L.P., of which William P. Wood, a director of SMART, is General Partner, and as to which Mr. Wood disclaims beneficial ownership. Also includes 2,649,954 shares of SMART common stock subject to issuance upon conversion of 883,318 shares of Series A Preferred Stock, 787,442 shares of SMART common stock subject to issuance upon conversion of 787,442 shares of Series B Preferred Stock, 230,814 shares of SMART common stock subject to issuance upon conversion of 225,736 shares of Series C Preferred Stock and 9,468 shares of SMART common stock subject to issuance upon conversion of 9,260 Series C Preferred Stock subject to issuance upon exercise of a warrant held by Austin Ventures IV-B, L.P., of which Mr. Wood is General Partner, and as to which Mr. Wood disclaims beneficial ownership.

 (4) Includes 1,500 shares of SMART common stock held by Lisa Parrish, Mr. Parrish's wife, as to which Mr. Parrish disclaims beneficial ownership.

 (5) Includes 100,000 shares of SMART common stock subject to options. Also includes 3,375 shares of SMART common stock held by Monica DeCoux, Mr. DeCoux's wife, as to which Mr. DeCoux disclaims beneficial ownership.

 (6) Includes 13,867 shares of SMART common stock subject to options.

 (7) Includes 1,710,780 shares of SMART common stock subject to issuance upon conversion of 1,673,143 shares of Series C Preferred Stock held by GS Capital Partners II, L.P., 680,105 shares of SMART common stock subject to issuance upon conversion of 665,143 shares of Series C Preferred Stock held by GS Capital Partners II Offshore, L.P., 63,102 shares of SMART common stock subject to issuance upon conversion of 61,714 shares of Series C Preferred Stock held by Goldman Sachs & Co. Verwaltung GmbH, 183,544 shares of SMART common stock subject to issuance upon conversion of 179,506 shares of Series C Preferred Stock held by Stone Street Fund 1997, L.P., and 89,121 shares of SMART common stock subject to issuance upon conversion of 87,160 shares of Series C Preferred Stock held by Bridge Street Fund 1997, L.P.

 (8) Includes 2,000,000 shares of SMART common stock subject to options held by Mr. Plug, who is Chairman of the Board of Directors, President, and Chief Executive Officer of SMART. All of these options are currently exercisable. However, if unvested shares are exercised, SMART has the right to repurchase such shares upon certain events.

 (9) Includes 1,162,791 shares of SMART common stock subject to issuance upon conversion of 1,162,791 shares of Series B Preferred Stock, 170,415 shares of SMART common stock subject to issuance upon conversion of 166,666 shares of Series C Preferred Stock and 204,499 shares of SMART common stock subject to issuance upon conversion of 200,000 shares of Series C Preferred Stock subject to issuance upon exercise of a Bridge Warrant held by Internet Capital Group, of which Mr. Fox, a director of SMART, is Managing Director, and as to which Mr. Fox disclaims beneficial ownership. Also include 30,000 shares, 10,000 of which are held by each of Douglas

     Alexander, Walter Buckley and Robert Pollan, who are the Managing Directors of Internet Capital Group, and as to which Mr. Fox disclaims beneficial ownership.

(10) Includes 813,954 shares of SMART common stock subject to issuance upon conversion of 813,954 shares of Series B Preferred Stock, 81,999 shares of SMART common stock subject to issuance upon conversion of 80,195 shares of Series C Preferred Stock and 26,738 shares of SMART common stock subject to issuance upon conversion of 26,150 shares of Series C Preferred Stock subject to issuance upon exercise of a Bridge Warrant.

(11) Includes 391,305 shares of SMART common stock subject to issuance upon conversion of 130,435 shares of Series A Preferred Stock and 232,558 shares of SMART common stock subject to issuance upon conversion of 232,558 shares of Series B Preferred Stock held by Hayden Family Partnership, Ltd., of which Billy H. Hayden is General Partner, and as to which Mr. Hayden disclaims beneficial ownership.

(12) Includes 340,831 shares of SMART common stock subject to issuance upon conversion of 333,333 shares of Series C Preferred Stock.

(13) Includes 116,279 shares of SMART common stock subject to issuance upon conversion of 116,279 shares of Series B Preferred Stock held by Brobeck Investment Company, V, L.P., 110,247 shares of SMART common stock held by Brobeck SMART Investors II, L.P., 29,070 shares of SMART common stock subject to issuance upon conversion of 29,070 shares of Series B Preferred Stock held by Robert DeBeradine, a partner of Brobeck, and 87,209 shares of common stock subject to issuance upon conversion of 87,209 shares of Series B Preferred Stock held by a limited partnership of which Carmelo M. Gordian, a partner of Brobeck, is the general partner, as to which Brobeck disclaims beneficial ownership.

(14) Includes 300,000 shares subject to options.

(15) Includes 265,000 shares subject to options.

(16) Includes 100,000 shares of SMART common stock subject to options.

(17) Includes 1,263,090 shares of SMART common stock subject to issuance upon conversion of 421,030 shares of Series A Preferred Stock, 375,349 shares of SMART common stock subject to issuance upon conversion of 375,349 shares of Series B Preferred Stock, 110,017 shares of SMART common stock subject to issuance upon conversion of 107,597 shares of Series C Preferred Stock and 4,514 shares of SMART common stock subject to issuance upon conversion of 4,415 shares of Series C Preferred Stock subject to issuance upon exercise of a fully-exercisable warrant held by Austin Ventures IV-A, L.P., of which Mr. Wood is General Partner, and as to which Mr. Wood discloses beneficial ownership. Also includes 2,649,954 shares of SMART common stock subject to issuance upon conversion of 883,318 shares of Series A Preferred Stock, 787,442 shares of SMART common stock subject to issuance upon conversion of 787,442 shares of Series B Preferred Stock, 230,814 shares of SMART common stock subject to issuance upon conversion of 225,736 shares of Series C Preferred Stock and 9,468 shares of SMART common stock subject to issuance upon conversion of 9,260 Series C Preferred Stock subject to issuance upon exercise of a warrant held by Austin Ventures IV-B, L.P., of which Mr. Wood is General Partner, and as to which Mr. Wood disclaims beneficial ownership. Also includes 2,278,867 shares of SMART common stock subject to options held by Messrs. Benson and Solvik, who are each directors of SMART, Mr. Mackie, who is Vice-President of Marketing of SMART and Mr. Plug. Also includes 300,000 shares of SMART common stock owned by Mr. Hirji, who is the Vice-President of Sales of SMART. Also includes 1,162,791 shares of SMART common stock subject to issuance upon conversion of 1,162,791 shares of Series B Preferred Stock, 170,415 shares of SMART common stock subject to issuance upon conversion of 166,666 shares of Series C Preferred Stock and 204,499 shares of SMART common stock subject to issuance upon conversion of 200,000 shares of Series C Preferred Stock subject to issuance upon exercise of a Bridge Warrant held by Internet Capital Group, of which Mr. Fox is Managing Director, and as to which Mr. Fox disclaims beneficial ownership. Also includes 30,000 shares, 10,000 of which are held by each of Douglas Alexander, Walter Buckley and Robert Pollan, who are the Managing Directors of Internet Capital Group, and as to which Mr. Fox disclaims beneficial ownership.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements present the effect of the proposed merger between SMART and i2 to be accounted for as poolings of interests. The unaudited pro forma combined condensed balance sheet presents the combined financial position of SMART and i2 as of March 31, 1999, assuming that the proposed merger had occurred as of such date. Such pro forma information is based upon the historical consolidated balance sheet data of SMART and i2 as of such date. The unaudited pro forma combined condensed statements of operations give effect to the proposed merger of SMART and i2 by combining the results of operations of SMART and i2 for the years ended December 31, 1998, 1997 and 1996, and the three month periods ended March 31, 1999 and 1998 on a pooling of interests basis. The unaudited pro forma combined condensed financial statements are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for purposes of developing such pro forma information.

     The unaudited pro forma combined condensed financial statements are not necessarily an indication of the results that would have been achieved had such transactions been consummated as of the dates indicated or that may be achieved in the future.

     SMART and i2 estimate that they will incur direct transaction costs of approximately $2.0 million in connection with the proposed merger, which will be charged to operations in the quarter in which the merger is completed. This amount is a preliminary estimate and is therefore subject to change. i2 cannot assure you that it will not incur additional charges in subsequent quarters to reflect costs associated with the proposed merger.

     These unaudited pro forma combined condensed financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of SMART and i2, "i2 Management's Discussion and Analysis of Financial Condition and Results of Operations," "SMART Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors."

                                  i2 AND SMART
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                              AS OF MARCH 31, 1999
                                 (IN THOUSANDS)

                                     ASSETS

                                                                         PRO FORMA      PRO FORMA
                                                     i2       SMART     ADJUSTMENTS     COMBINED
                                                  --------   --------   -----------     ---------
Current assets:
  Cash and cash equivalents.....................  $ 79,278   $    697    $     --       $ 79,975
  Short-term investments........................    96,740         --          --         96,740
  Accounts receivable, net......................   124,173        570          --        124,743
  Other current assets..........................    15,533        392      (3,000)(C)     12,925
  Deferred tax asset............................     6,793         --          --          6,793
                                                  --------   --------    --------       --------
          Total current assets..................   322,517      1,659      (3,000)       321,176
Furniture and equipment, net....................    28,632      2,241          --         30,873
Deferred income taxes and other assets..........    16,165         59          --         16,224
                                                  --------   --------    --------       --------
          Total assets..........................  $367,314   $  3,959    $ (3,000)      $368,273
                                                  ========   ========    ========       ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities......  $ 61,289   $  2,134    $  2,000(B)    $ 65,423
  Deferred revenues.............................    58,198      3,721          --         61,919
  Short-term debt...............................        --      8,532      (3,000)(C)      5,532
  Other current liabilities.....................     4,508         --          --          4,508
                                                  --------   --------    --------       --------
          Total current liabilities.............   123,995     14,387      (1,000)       137,382
Deferred income taxes...........................       325         --          --            325
                                                  --------   --------    --------       --------
          Total liabilities.....................   124,320     14,387      (1,000)       137,707
  Series A preferred stock......................        --      1,629      (1,629)(A)         --
  Series B preferred stock......................        --      3,853      (3,853)(A)         --
  Series C preferred stock......................        --     11,211     (11,211)(A)         --
Stockholders' equity (deficit):
  Common stock..................................        18         11         (11)(A)         18
  Additional paid-in capital....................   202,231        279      16,704(A)     219,214
  Retained earnings (deficit)...................    40,745    (27,411)     (2,000)(B)     11,334
                                                  --------   --------    --------       --------
          Total stockholders' equity
            (deficit)...........................   242,994    (27,121)     14,693        230,566
                                                  --------   --------    --------       --------
          Total liabilities and stockholders'
            equity (deficit)....................  $367,314   $  3,959    $ (3,000)      $368,273
                                                  ========   ========    ========       ========

   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                  i2 AND SMART
                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          PRO FORMA    PRO FORMA
                                                       i2       SMART    ADJUSTMENTS   COMBINED
                                                     -------   -------   -----------   ---------
Revenues:
  Software licenses................................  $61,073   $   990           --    $ 62,063
  Services.........................................   30,515        54           --      30,569
  Maintenance......................................    8,881        --           --       8,881
                                                     -------   -------   ----------    --------
          Total revenues...........................  100,469     1,044           --     101,513
                                                     -------   -------   ----------    --------
Costs and expenses:
  Cost of software licenses........................      260        --           --         260
  Cost of services and maintenance.................   21,761        --           --      21,761
  Sales and marketing..............................   35,182       302           --      35,484
  Research and development.........................   21,886     1,673           --      23,559
  General and administrative.......................   10,425       683           --      11,108
  In-process research and development and
     acquisition-related expenses..................    1,133        --           --       1,133
                                                     -------   -------   ----------    --------
          Total costs and expenses.................   90,647     2,658           --      93,305
                                                     -------   -------   ----------    --------
  Operating income (loss)..........................    9,822    (1,614)          --       8,208
  Other income (expense), net......................    1,681       (10)          --       1,671
                                                     -------   -------   ----------    --------
  Income (loss) before income taxes................   11,503    (1,624)          --       9,879
  Provision for income taxes.......................    4,705        --           --       4,705
                                                     -------   -------   ----------    --------
  Net income (loss)................................  $ 6,798   $(1,624)          --    $  5,174
                                                     =======   =======   ==========    ========
  Net income (loss) per share(2)...................  $  0.12   $ (0.24)                $   0.09
                                                     =======   =======   ==========    ========
  Net income (loss) per share, assuming
     dilution(2)...................................  $  0.10   $ (0.24)          --    $   0.08
                                                     =======   =======   ==========    ========
  Weighted average common shares outstanding.......   58,000     6,899           --      59,758
  Weighted average common shares outstanding,
     assuming dilution.............................   65,974     6,899           --      68,116

   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                  i2 AND SMART

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          PRO FORMA    PRO FORMA
                                                       i2       SMART    ADJUSTMENTS   COMBINED
                                                    --------   -------   -----------   ---------
Revenues:
  Software licenses...............................  $139,798   $ 1,968           --    $141,766
  Services........................................    53,437     4,781           --      58,218
  Maintenance.....................................    20,457     1,335           --      21,792
                                                    --------   -------   ----------    --------
          Total revenues..........................   213,692     8,084           --     221,776
                                                    --------   -------   ----------    --------
Costs and expenses:
  Cost of software licenses.......................     2,744         2           --       2,746
  Cost of services and maintenance................    46,004     2,418           --      48,422
  Sales and marketing.............................    73,526     3,545           --      77,071
  Research and development........................    52,741     4,651           --      57,392
  General and administrative......................    21,810     3,174           --      24,984
  In-process research and development and
     acquisition-related expenses.................     9,306        --           --       9,306
                                                    --------   -------   ----------    --------
          Total costs and expenses................   206,131    13,790           --     219,921
                                                    --------   -------   ----------    --------
Operating income (loss)...........................     7,561    (5,706)          --       1,855
Other income (expense), net.......................     3,353       (44)          --       3,309
                                                    --------   -------   ----------    --------
Income (loss) before income taxes.................    10,914    (5,750)          --       5,164
Provision for income taxes........................     6,916        --           --       6,916
                                                    --------   -------   ----------    --------
Net income (loss)(2)..............................  $  3,998   $(5,750)          --    $ (1,752)
                                                    ========   =======   ==========    ========
Net income (loss) per share(2)....................  $   0.06   $ (0.62)          --    $  (0.03)
                                                    ========   =======   ==========    ========
Net income (loss) per share, assuming dilution....  $   0.06   $ (0.62)          --    $  (0.03)
                                                    ========   =======   ==========    ========
Weighted average common shares outstanding........    62,652     9,265           --      64,410
Weighted average common shares outstanding,
  assuming dilution...............................    70,932     9,265           --      64,410

   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                  i2 AND SMART
                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           PRO FORMA    PRO FORMA
                                                       i2       SMART     ADJUSTMENTS   COMBINED
                                                    --------   --------   -----------   ---------
Revenues:
  Software licenses...............................  $230,961   $  3,355           --    $234,316
  Services........................................    88,972      2,754           --      91,726
  Maintenance.....................................    41,983      1,132           --      43,115
                                                    --------   --------    ---------    --------
          Total revenues..........................   361,916      7,241           --     369,157
                                                    --------   --------    ---------    --------
Costs and expenses:
  Cost of software licenses.......................     7,959          8           --       7,967
  Cost of services and maintenance................    76,020      1,439           --      77,459
  Sales and marketing.............................   121,978      8,000           --     129,978
  Research and development........................    84,151     10,048           --      94,199
  General and administrative......................    33,845      4,346           --      38,191
  In-process research and development and
     acquisition-related expenses.................     7,618         --           --       7,618
                                                    --------   --------    ---------    --------
          Total costs and expenses................   331,571     23,841           --     355,412
                                                    --------   --------    ---------    --------
  Operating income (loss).........................    30,345    (16,600)          --      13,745
  Gain on sale of business........................        --      1,816           --       1,816
  Other income, net...............................     6,917         20           --       6,937
                                                    --------   --------    ---------    --------
  Income (loss) before income taxes...............    37,262    (14,764)          --      22,498
  Provision for income taxes......................    17,279         --           --      17,279
                                                    --------   --------    ---------    --------
  Net income (loss)...............................  $ 19,983   $(14,764)          --    $  5,219
                                                    ========   ========    =========    ========
  Net income (loss) per share(2)..................  $   0.29   $  (1.46)          --    $   0.07
                                                    ========   ========    =========    ========
  Net income (loss) per share, assuming
     dilution(2)..................................  $   0.26   $  (1.46)          --    $   0.07
                                                    ========   ========    =========    ========
  Weighted average common shares outstanding......    70,004     10,147           --      71,762
  Weighted average common shares outstanding,
     assuming dilution............................    76,388     10,147           --      78,530

   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                  i2 AND SMART
                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           PRO FORMA    PRO FORMA
                                                        i2       SMART    ADJUSTMENTS   COMBINED
                                                      -------   -------   -----------   ---------
Revenues:
  Software licenses.................................  $44,945   $ 1,070           --     $46,015
  Services..........................................   18,761     1,219           --      19,980
  Maintenance.......................................    7,742       135           --       7,877
                                                      -------   -------    ---------     -------
          Total revenues............................   71,448     2,424           --      73,872
                                                      -------   -------    ---------     -------
Costs and expenses:
  Cost of software licenses.........................    2,146         3           --       2,149
  Cost of services and maintenance..................   15,262       304           --      15,566
  Sales and marketing...............................   24,817     1,773           --      26,590
  Research and development..........................   18,361     2,597           --      20,958
  General and administrative........................    6,674     1,073           --       7,747
                                                      -------   -------    ---------     -------
          Total costs and expenses..................   67,260     5,750           --      73,010
                                                      -------   -------    ---------     -------
Operating income (loss).............................    4,188    (3,326)          --         862
Other income, net...................................    1,442        75           --       1,517
                                                      -------   -------    ---------     -------
Income (loss) before income taxes...................    5,630    (3,251)          --       2,379
Provision for income taxes..........................    2,167        --           --       2,167
                                                      -------   -------    ---------     -------
Net income (loss)...................................  $ 3,463   $(3,251)          --     $   212
                                                      =======   =======    =========     =======
Net income (loss) per share(2)......................  $  0.05   $ (0.33)          --     $  0.00
                                                      =======   =======    =========     =======
Net income (loss) per share, assuming dilution(2)...  $  0.05   $ (0.33)          --     $  0.00
                                                      =======   =======    =========     =======
Weighted average common shares outstanding..........   68,432     9,721           --      70,190
Weighted average common shares outstanding, assuming
  dilution..........................................   76,414     9,721           --      78,556

   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                  i2 AND SMART
                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           PRO FORMA    PRO FORMA
                                                        i2       SMART    ADJUSTMENTS   COMBINED
                                                     --------   -------   -----------   ---------
Revenues:
  Software licenses................................  $ 73,996   $    75           --    $ 74,071
  Services.........................................    28,784        --           --      28,784
  Maintenance......................................    14,436       307           --      14,743
                                                     --------   -------    ---------    --------
          Total revenues...........................   117,216       382           --     117,598
                                                     --------   -------    ---------    --------
Costs and expenses:
  Cost of software licenses........................     3,159         1           --       3,160
  Cost of services and maintenance.................    28,963        16           --      28,979
  Sales and marketing..............................    40,699     2,034           --      42,733
  Research and development.........................    28,028     2,294           --      30,322
  General and administrative.......................    11,102     1,069           --      12,171
  In-process research and development and
     acquisition-related expenses..................       303        --           --         303
                                                     --------   -------    ---------    --------
          Total costs and expenses.................   112,254     5,414           --     117,668
                                                     --------   -------    ---------    --------
Operating income (loss)............................     4,962    (5,032)          --         (70)
Other income, net..................................     1,318      (240)          --       1,078
                                                     --------   -------    ---------    --------
Income (loss) before income taxes..................     6,280    (5,272)          --       1,008
Provision for income taxes.........................     2,534        --           --       2,534
                                                     --------   -------    ---------    --------
Net income (loss)..................................  $  3,746   $(5,272)          --    $ (1,526)
                                                     ========   =======    =========    ========
Net income (loss) per share(2).....................  $   0.05   $ (0.49)          --    $  (0.02)
                                                     ========   =======    =========    ========
Net income (loss) per share, assuming
  dilution(2)......................................  $   0.05   $ (0.49)          --    $  (0.02)
                                                     ========   =======    =========    ========
Weighted average common shares outstanding.........    71,906    10,829           --      73,664
Weighted average common shares outstanding,
  assuming dilution................................    78,730    10,829           --      73,664

   See accompanying notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                  i2 AND SMART

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                              FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The pro forma combined condensed financial statements combine the financial position of i2 and SMART at March 31, 1999 and the results of SMART's and i2's operations for the three month periods ended March 31, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996. Certain SMART amounts have been reclassified to conform to the i2 presentation.

2. UNAUDITED PRO FORMA COMBINED NET INCOME (LOSS) PER SHARE

     The unaudited pro forma combined net income (loss) per share is based on the combined weighted average number of common and common equivalent shares of SMART and i2 common stock for each period. SMART's weighted average common equivalent shares are based upon the assumed average share exchange ratio of
 .07337 shares of i2 common stock. This assumed average share exchange ratio is calculated based on the number of shares of SMART common stock and options to purchase SMART common stock outstanding as of March 31, 1999, assuming conversion or liquidation of all convertible preferred stock. However, in computing pro forma net income per share, assuming dilution for all periods presented, dilutive common stock equivalent shares, which were excluded from the calculation of SMART's net loss per share, were included in pro forma combined net income per share, assuming dilution, when their impact would have been dilutive.

3. PRO FORMA ADJUSTMENTS

     (A) Reflects the exchange of i2 shares in exchange for all of the outstanding capital stock of SMART after giving effect to the conversion or liquidation of all SMART convertible preferred stock.

     (B) SMART and i2 estimate they will incur direct transaction costs of approximately $2.0 million in connection with the merger, consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These nonrecurring transaction costs will be charged to operations upon completion of the merger. There can be no assurance that SMART and i2 will not incur additional charges to reflect costs associated with the merger or that management will be successful in its efforts to integrate the operations of the two companies. The unaudited pro forma combined condensed balance sheet gives effect to estimated direct transaction costs as if such costs and expenses had been incurred as of March 31, 1999. These costs and expenses are assumed to be nondeductible for income tax purposes. These costs and expenses are not reflected in the unaudited pro forma combined condensed statements of operations.

     (C) Reflects the elimination of a $3.0 million loan from i2 to SMART. Subsequent to March 31, 1999, these loans were repaid to i2.

                        DESCRIPTION OF i2 CAPITAL STOCK

IN GENERAL

     As of the date of this document, the authorized capital stock of i2 consists of 500,000,000 shares of i2 common stock, par value $.00025 per share, and 5,000,000 shares of i2 preferred stock, par value $.001 per share.

COMMON STOCK

     As of April 23, 1999, there were 72,303,030 shares of i2 common stock outstanding held of record by approximately 519 persons. Holders of i2 common stock are entitled to one vote per share on all matters to be voted upon by the stockholders except that, upon giving of a notice required by law, stockholders may cumulate votes in elections of directors. Subject to the preferences that may be applicable to any outstanding i2 preferred stock, the holders of i2 common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the i2 Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of i2, the holders of i2 common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of i2 preferred stock, if any, then outstanding. i2 common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to i2 common stock. All outstanding shares of i2 common stock are fully paid and non-assessable.

PREFERRED STOCK

     As of April 23, 1999, there were no shares of i2 preferred stock outstanding. The i2 Board of Directors has the authority to issue up to 5,000,000 shares of i2 preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of i2 preferred stock, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the i2 stockholders. The i2 Board of Directors, without stockholder approval, can issue i2 preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of i2 common stock. The issuance of i2 preferred stock may have the effect of delaying, deferring or preventing a change in control of i2. i2 has no present plans to issue any of i2 preferred stock.

              COMPARISON OF RIGHTS OF STOCKHOLDERS OF i2 AND SMART

     The rights of both SMART's and i2's stockholders are governed by SMART's and i2's respective Certificates of Incorporation, their Bylaws, each as amended and restated to date, and the laws of the State of Delaware. After the close of the merger, the SMART stockholders will become i2 stockholders and their rights and obligations as stockholders will be governed by the i2 Certificate of Incorporation (the "i2 Certificate"), the i2 Amended and Restated Bylaws (the "i2 Bylaws") and the laws of the State of Delaware.

     While the rights and privileges of stockholders of SMART are, in many instances, comparable to those of stockholders of i2, there are certain differences. The following is a summary of the material differences between the rights of stockholders of SMART and the rights of stockholders of i2 as of the date of this document. These differences arise from differences between the SMART Restated Certificate of Incorporation (the "SMART Certificate") and the SMART Bylaws and the i2 Certificate and the i2 Bylaws.

     The following discussions of certain similarities and material differences between the rights of i2 stockholders and the rights of SMART stockholders under the respective Certificates and Bylaws is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences. The following discussions are qualified in their entirety by reference to the Delaware General Corporation Law, or DGCL, the common law thereunder and the full text of the SMART Certificate, the SMART Bylaws, the i2 Certificate and the i2 Bylaws.

ADVANCE NOTICE OF STOCKHOLDER PROPOSALS

     The SMART Bylaws provide that written notice of an annual meeting of stockholders must be given to each SMART stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the date of the meeting which states the place, date and hour of the meeting.

     For business to be properly before a meeting, business must be (1) specified in the notice of the meeting (or any supplement thereto) given to the appropriate stockholders, (2) properly brought by the SMART Board of Directors or (3) properly brought by a SMART stockholder. For business to be properly brought by a SMART stockholder, the SMART stockholder must have given timely notice of the business in writing to the Secretary of SMART. To be timely, this notice must be delivered to or mailed and received at the principal place of business of SMART not less than 30 days nor more than 60 days prior to the meeting. However, if less than 40 days notice or prior public disclosure of the date of the meeting was given or made to SMART stockholders, such notice, to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

     The i2 Bylaws also provide that notice of an i2 stockholder meeting shall be in writing and shall not be delivered less than ten days nor more than 60 days before the date of the meeting. Under the i2 Bylaws, for business to be properly brought before any annual meeting, such business must either be (1) specified in the notice given by or at the direction of the Chairman of the board of directors, (2) brought by the full board of directors or (3) properly brought by an i2 stockholder. For business at an annual meeting to be properly brought by an i2 stockholder, such i2 stockholder must comply with applicable laws and must provide the Secretary of i2 with notice not later than 120 days nor earlier than 150 days prior to the date that the prior year's proxy was delivered to i2 stockholders in connection with the preceding year's annual meeting.

VOTING REQUIREMENTS AND QUORUM OF STOCKHOLDER MEETINGS

     The SMART Bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the SMART certificate.

     The holder of each share of SMART preferred stock has the right to one vote for each share of SMART common stock into which such holder's shares of SMART preferred stock could then be converted. With respect to such vote, such holder
(1) has full voting rights and powers equal to the voting rights and powers of the holders of SMART common stock, except as otherwise provided by law or as expressly provided in the SMART Certificate, (2) is entitled to notice of any SMART stockholders' meeting in accordance with the SMART Bylaws, and (3) is entitled to vote, together with holders of SMART common stock, with respect to any question upon which holders of SMART common stock have the right to vote. Fractional votes are not permitted and any fractional voting rights available on an as-converted basis, after aggregating all shares into which shares of SMART preferred stock held by each holder could be converted, are rounded to the nearest whole number, with 0.5 being rounded upward.

     So long as any shares of either series of preferred stock are outstanding, SMART may not, without first obtaining the approval, by vote or written consent, as provided by law, of the holders of at least a majority of the then outstanding shares of each series of SMART preferred stock, with each series of SMART preferred stock voting or acting, as the case may be, separately and not as a single class:

     - Amend or modify any provision of the SMART's Certificate or Bylaws so as to affect adversely the rights, preferences or privileges of either series of SMART preferred stock;

     - Authorize or issue, or authorize or effect any reclassification of, or obligate itself to issue, any equity security, other than the SMART Series C Preferred Stock or up to 36,047 shares of SMART Series B Preferred Stock upon the exercise of warrants outstanding as of a certain date, including any other security convertible into or exercisable for any equity security, so as to cause such security to have a preference over, or be on a parity with, either series of SMART preferred stock with respect to voting, redemption, dividends or upon liquidation;

     - Engage in any merger, sale or other similar reorganization, other than a merger, sale or other similar reorganization in which the SMART stockholders of record as constituted immediately prior to such transaction will, immediately after such transaction, hold at least 50% of the voting power of the surviving or acquiring entity, in which the consideration to be received by SMART and/or its stockholders in such transaction has a value of less than $130 million;

     - Increase or decrease (other than by redemption or conversion) the total number of authorized shares of either series of SMART preferred stock;

     - Redeem or repurchase any shares of SMART preferred stock; or

     - Amend any of the provisions set forth above.

     So long as any shares of any series of SMART preferred stock are outstanding, SMART may not, without first obtaining the approval, by vote or written consent, as provided by law, of the holders of at least a majority of the voting power, as determined on an as-converted basis, of all then outstanding shares of SMART preferred stock, voting or acting, as the case may be, together as a single and collective class:

     - Amend the SMART bylaws to increase, or otherwise take any action that would have the effect of increasing, the authorized number of directors of SMART to more than eight;

     - Redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of SMART common stock; provided, however, that this restriction shall not apply to the repurchase of shares of SMART common stock from employees, officers, directors, consultants or other persons performing services for SMART or any subsidiary pursuant to agreements under which SMART has the option to repurchase such shares at cost or at cost upon the occurrence of certain events, such as the termination of employment;

     - Engage in any merger, sale or similar reorganization (other than a merger, sale or similar reorganization in which the SMART stockholders of record as constituted immediately prior to such transaction will, immediately after such transaction, hold at least 50% of the voting power of the surviving or acquiring entity) in which the consideration to be received by SMART or its stockholders in such transaction has a value of $130 million or more;

     - Create any subsidiary of SMART, other than a wholly owned subsidiary, or permit any wholly owned subsidiary of SMART to issue or sell, except to SMART or any other wholly owned subsidiary of SMART, any equity security, including any other security convertible into or exercisable for any equity security, of such subsidiary;

     - Authorize or issue, or obligate itself to issue, any equity security, including any other security convertible into or exercisable for any equity security, of SMART to any employee of the Corporation, other than up to 5,520,315 shares of SMART common stock that may be reserved for issuance or otherwise issued under any stock option or other plan or agreement of SMART, including, but not limited to, SMART's 1996 Stock Option/Stock Issuance Plan, together with options granted thereunder to purchase such shares; or

     - Amend any of the provisions set forth above.

     The i2 Bylaws also provide that at any meeting of i2 stockholders, the holders of a majority of the stock issued and outstanding and entitled to vote shall constitute a quorum for the transaction of any business. i2 stockholders may not take action by written consent in lieu of a meeting but must take any actions at a duly called annual or special meeting. In most matters, the affirmative vote of the holders of shares of stock representing a majority of the votes cast is required, except in the cases where the affirmative vote of two-thirds of the then outstanding shares of i2 entitled to vote is required, such as to alter, amend, or repeal the seventh, eleventh, thirteenth or fourteenth articles of the i2 Certificate, unless such amendment shall be approved by a majority of the directors of i2 not affiliated or associated with any person or entity holding (or which has announced an intention to obtain) 26% or more of the voting power of i2's outstanding capital stock.

SIZE OF THE BOARD OF DIRECTORS

     The SMART Bylaws provides that the number of directors constituting the SMART Board of Directors shall not be less than one or more than seven. The minimum or maximum number of directors may be changed, or a definite number fixed without provision for an indefinite number, by a bylaw duly adopted by the SMART Board of Directors or by the affirmative vote of a majority of the outstanding shares entitled to vote.

     The i2 Bylaws provide that the authorized number of directors of the corporation is fixed at five. The i2 Board of Directors is made up of three classes with each class serving staggered three-year terms.

ELECTING DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS; REMOVAL OF DIRECTORS

     Under the DGCL, cumulative voting in the election of directors is not permitted unless the corporation specifically provides for it in its certificate of incorporation. Without cumulative voting, the holders of a majority of the shares present or represented at a duly held annual meeting are able to elect all the directors to be elected at that meeting, and no person could be elected without the support of a majority of such stockholders. Thus, a person or persons holding shares or proxies representing less than a plurality of the shares present would not be able to elect any directors as he, she or they might if cumulative voting were applicable. Neither the SMART or i2 Certificate provides for cumulative voting.

     The SMART Bylaws provide that the directors of SMART are elected at the annual meeting of the SMART stockholders by a plurality vote of the shares represented in person or by proxy and each director elected holds office until his successor is elected and qualified unless he resigns, becomes disqualified, disabled or otherwise removed. Directors need not be SMART stockholders.

     The SMART Bylaws also provide that vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen serve for the remainder of the term of the vacated directorship being filled and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by the DGCL. SMART directors or the entire SMART Board of Directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. If at any time a class or series of shares is entitled to elect one or more directors, a director or directors may be removed by the holders of a majority of the shares of such class or series. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

     The i2 Bylaws do not provide for the election or nomination of directors by any individual class or series of stock. The i2 Bylaws provide that vacancies occurring on the i2 Board of Directors for any reason may be filled by vote of a majority of the remaining members of the i2 Board of Directors, although less than a quorum, at a meeting of the i2 Board of Directors. A person so elected by the i2 Board of Directors to fill a vacancy shall hold office until the next succeeding annual meeting of i2 stockholders and until his or her successor shall have been duly elected and qualified. Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. If at any time a class or series of shares is entitled to elect one or more directors, this provision will apply to the vote of that class or series and not to the vote of the outstanding shares as a whole. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

                                    EXPERTS

     The consolidated balance sheets of i2 Technologies, Inc. as of December 31, 1998 and 1997 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998, contained in this document, have been included herein in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of Sales Marketing Administration Research Tracking Technologies, Inc. as of December 31, 1998 and 1997 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998, contained in this document, have been included herein in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     On April 16, 1999, i2 announced that it plans to pursue a strategic consulting agreement with Ernst & Young LLP to jointly market and deliver i2's eBPO solutions worldwide. Given the potential conflict of interests this proposed new agreement could present, Ernst & Young resigned their role as i2's independent audit firm effective April 16, 1999.

     Ernst & Young's report on i2's financial statements during the past two years contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

     During the i2's two most recent years and subsequent interim periods preceding the date hereof, there was no disagreement with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to Ernst & Young's satisfaction, would have caused Ernst & Young to make reference to the subject matter of the disagreement in connection with its report. In addition, none of the "reportable events" described in Item 304(a)(1)(v) of Regulation S-K occurred with respect to i2 during the two most recent fiscal years and the subsequent interim periods to the date hereof.

     Effective April 16, 1999, i2 engaged Arthur Andersen LLP to audit its consolidated financial statements for the fiscal year ending December 31, 1999. The engagement of Arthur Andersen LLP as i2's auditors has been approved by i2's Audit Committee.

                                 LEGAL MATTERS

     Certain legal matters with respect to validity of the shares of i2 common stock offered hereby and the federal income tax consequences in connection with the merger will be passed upon for i2 by Brobeck, Phleger & Harrison LLP, Austin, Texas. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for SMART by Gray Cary Ware & Freidenrich LLP, Austin, Texas. As of May 12, 1999, 116,279 shares of SMART Series B Preferred Stock and 110,247 shares of SMART common stock were owned by investment entities related to Brobeck, Phleger & Harrison LLP and 116,279 shares of Series B Preferred Stock were owned directly or indirectly by partners of Brobeck, Phleger & Harrison LLP.

                      WHERE YOU CAN FIND MORE INFORMATION

     i2 files annual, quarterly and special reports, proxy statements and other information with the SEC. These materials can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. i2's filings are also available to the public from commercial document retrieval services and on the Web site maintained by the SEC at www.sec.gov.

     i2 has filed a registration statement on Form S-4 with the SEC to register i2 common stock to be issued to SMART stockholders in the merger. This document is a part of that Registration Statement. Other parts of the Registration Statement are omitted from this document, as allowed by the SEC's rules. For further information, reference is hereby made to the Registration Statement. Copies of the Registration Statement, including the exhibits to the Registration Statement and other material that is not included here, may be inspected without charge at the offices of the SEC referred to above, or obtained through commercial document retrieval services.

     You should rely only on the information provided in this document. i2 has not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than that on the front of the document.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

i2 TECHNOLOGIES, INC. AUDITED CONSOLIDATED FINANCIAL
  STATEMENTS
Report of Independent Auditors..............................   F-2
Covered by Report of Independent Auditors:
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................   F-3
Consolidated Statements of Income for the Years Ended
  December 31, 1996, 1997 and 1998..........................   F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1996, 1997 and 1998..............   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1997 and 1998..........................   F-6
Notes to Consolidated Financial Statements (except Notes 12
  and 13)...................................................   F-7
Not Covered by Report of Independent Auditors:
Notes 12 and 13 of the Notes to Consolidated Financial
  Statements................................................  F-18

i2 TECHNOLOGIES, INC. UNAUDITED CONDENSED CONSOLIDATED
  FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of December 31,
  1998 and March 31, 1999...................................  F-21
Condensed Consolidated Statements of Income for the Three
  Months Ended March 31, 1998 and 1999......................  F-22
Condensed Consolidated Statements of Cash Flows for the
  Three Months Ended March 31, 1998 and 1999................  F-23
Notes to Condensed Consolidated Financial Statements........  F-24

SALES MARKETING ADMINISTRATION RESEARCH TRACKING
  TECHNOLOGIES, INC. AUDITED FINANCIAL STATEMENTS
Report of Independent Auditors..............................  F-26
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................  F-27
Consolidated Statements of Operations for the Years Ended
  December 31, 1997 and 1998................................  F-28
Consolidated Statements of Changes In Stockholders' Equity
  (Deficit) for the Years Ended December 31, 1997 and
  1998......................................................  F-29
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997 and 1998................................  F-30
Notes to Consolidated Financial Statements..................  F-31
Not Covered by Report of Independent Auditors:
Notes 14 and 15 of the Notes to Consolidated Financial
  Statements................................................  F-41

SALES MARKETING ADMINISTRATION RESEARCH TRACKING
  TECHNOLOGIES, INC. UNAUDITED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of December 31,
  1998 and March 31, 1999...................................  F-44
Condensed Consolidated Statements of Operations for the
  Three Months Ended March 31, 1998 and 1999................  F-45
Condensed Consolidated Statements of Cash Flows for the
  Three Months Ended March 31, 1998 and 1999................  F-46
Notes to Condensed Consolidated Financial Statements........  F-47

        i2 TECHNOLOGIES, INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors i2 Technologies, Inc.

     We have audited the accompanying consolidated balance sheets of i2 Technologies, Inc. and its subsidiaries (the Company) as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of i2 Technologies, Inc. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                  /s/ ERNST & YOUNG LLP

Dallas, Texas
January 18, 1999
        i2 TECHNOLOGIES, INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                             i2 TECHNOLOGIES, INC.
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1998
                                                              --------    --------
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $127,433    $ 61,491
  Short-term investments....................................    14,538      93,387
  Accounts receivable, net of allowance for doubtful
     accounts of $4,263 and $8,406, respectively............    75,037     126,033
  Prepaids and other current assets.........................     3,836       9,164
  Income tax receivable.....................................     1,097          --
  Deferred income taxes.....................................     3,823       5,070
                                                              --------    --------
          Total current assets..............................   225,764     295,145
Furniture and equipment, net................................    20,895      29,116
Deferred income taxes and other assets......................     3,604      14,963
                                                              --------    --------
          Total assets......................................  $250,263    $339,224
                                                              ========    ========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  7,712    $ 10,814
  Accrued liabilities.......................................    11,284      22,146
  Accrued compensation and related expenses.................    15,357      21,165
  Revolving line of credit..................................       657          --
  Deferred revenue..........................................    29,713      47,463
  Income taxes payable......................................        --       2,213
                                                              --------    --------
          Total current liabilities.........................    64,723     103,801
Deferred income taxes.......................................     1,780         448
                                                              --------    --------
          Total liabilities.................................    66,503     104,249
                                                              --------    --------
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, $0.001 par value, 5,000,000 shares
     authorized, none issued................................        --          --
  Common Stock, $0.00025 par value, 200,000,000 shares
     authorized, 67,810,274 and 71,471,762 shares issued and
     outstanding, respectively..............................        17          18
  Additional paid-in capital................................   166,727     197,958
  Retained earnings.........................................    17,016      36,999
                                                              --------    --------
          Total stockholders' equity........................   183,760     234,975
                                                              --------    --------
          Total liabilities and stockholders' equity........  $250,263    $339,224
                                                              ========    ========

                            See accompanying notes.

        i2 TECHNOLOGIES, INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                             i2 TECHNOLOGIES, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1997       1998
                                                              --------   --------   --------
Revenues:
  Software licenses.........................................  $ 61,073   $139,798   $230,961
  Services..................................................    30,515     53,437     88,972
  Maintenance...............................................     8,881     20,457     41,983
                                                              --------   --------   --------
          Total revenues....................................   100,469    213,692    361,916
                                                              --------   --------   --------
Costs and expenses:
  Cost of software licenses.................................       260      2,744      7,959
  Cost of services and maintenance..........................    21,761     46,004     76,020
  Sales and marketing.......................................    35,182     73,526    121,978
  Research and development..................................    21,886     52,741     84,151
  General and administrative................................    10,425     21,810     33,845
  In-process research and development and
     acquisition-related expenses...........................     1,133      9,306      7,618
                                                              --------   --------   --------
          Total costs and expenses..........................    90,647    206,131    331,571
                                                              --------   --------   --------
Operating income............................................     9,822      7,561     30,345
Other income, net...........................................     1,681      3,353      6,917
                                                              --------   --------   --------
Income before income taxes..................................    11,503     10,914     37,262
Provision for income taxes..................................     4,705      6,916     17,279
                                                              --------   --------   --------
Net income..................................................  $  6,798   $  3,998   $ 19,983
                                                              ========   ========   ========
Net income per share........................................  $   0.12   $   0.06   $   0.29
Net income per share, assuming dilution.....................  $   0.10   $   0.06   $   0.26
Weighted average common shares outstanding..................    58,000     62,652     70,004
Weighted average common shares outstanding, assuming
  dilution..................................................    65,974     70,932     76,388

                            See accompanying notes.

        i2 TECHNOLOGIES, INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                             i2 TECHNOLOGIES, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                            COMMON STOCK      ADDITIONAL                    TOTAL
                                          ----------------     PAID-IN      RETAINED    STOCKHOLDERS'
                                          SHARES    AMOUNT     CAPITAL      EARNINGS       EQUITY
                                          ------    ------    ----------    --------    -------------
Balance at December 31, 1995............  53,768     $13       $  4,145     $ 6,220       $ 10,378
  Exercise of stock options and issuance
     under stock purchase plan..........   1,038      --          1,816          --          1,816
  Common stock issued, net of offering
     costs of $4,288....................   4,780       2         43,714          --         43,716
  Tax benefit of stock options..........      --      --          1,353          --          1,353
  Amortization of deferred
     compensation.......................      --      --            784          --            784
  Issuance of Think preferred stock
     which was exchanged for i2 common
     stock in merger....................     554      --          5,100          --          5,100
  Issuance of ITLS preferred stock which
     was exchanged for i2 common stock
     in merger..........................     786      --          5,269          --          5,269
  Net income............................      --      --             --       6,798          6,798
                                          ------     ---       --------     -------       --------
Balance at December 31, 1996............  60,926      15         62,181      13,018         75,214
  Exercise of stock options and issuance
     under stock purchase plan..........   2,884       1          4,273          --          4,274
  Common stock issued, net of offering
     costs of $3,573....................   4,000       1         89,427          --         89,428
  Tax benefit of stock options..........      --      --         10,106          --         10,106
  Amortization of deferred
     compensation.......................      --      --            740          --            740
  Net income............................      --      --             --       3,998          3,998
                                          ------     ---       --------     -------       --------
Balance at December 31, 1997............  67,810      17        166,727      17,016        183,760
  Exercise of stock options and issuance
     under stock purchase plan..........   3,585       1         11,254          --         11,255
  Common stock issued in acquisition....      77      --          2,708          --          2,708
  Tax benefit of stock options..........      --      --         16,669          --         16,669
  Amortization of deferred
     compensation.......................      --      --            600          --            600
  Net income............................      --      --             --      19,983         19,983
                                          ------     ---       --------     -------       --------
Balance at December 31, 1998............  71,472     $18       $197,958     $36,999       $234,975
                                          ======     ===       ========     =======       ========

                            See accompanying notes.

        i2 TECHNOLOGIES, INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                             i2 TECHNOLOGIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1996       1997       1998
                                                              --------   --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  6,798   $  3,998   $  19,983
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Write-off of acquired in-process research and
       development..........................................        --      4,564       4,674
     Depreciation and amortization..........................     3,052      5,194      10,809
     Provision for losses on receivables....................     1,085      3,903       4,640
     Amortization of deferred compensation..................       784        740         600
     Deferred income taxes..................................      (348)    (4,169)    (10,709)
     Tax benefit from stock option exercises................     1,353     10,106      16,669
     Changes in operating assets and liabilities:
       Accounts receivable, net.............................   (24,701)   (42,670)    (55,636)
       Income tax receivable................................     1,151     (1,097)      1,097
       Prepaids and other assets............................    (1,397)    (1,306)     (5,194)
       Accounts payable.....................................     3,107      2,754       3,102
       Accrued liabilities..................................     3,967      5,417       9,186
       Accrued compensation and related expenses............     2,594     11,452       5,808
       Deferred revenue.....................................    10,470      9,978      17,750
       Income taxes payable.................................        99       (996)      2,213
                                                              --------   --------   ---------
          Net cash provided by operating activities.........     8,014      7,868      24,992
                                                              --------   --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Notes receivable -- stockholders..........................    (1,000)     1,000          --
  Business acquisitions.....................................        --     (4,826)     (4,148)
  Purchases of furniture and equipment......................    (8,978)   (15,751)    (18,535)
  Net (purchases) sales of short-term investments...........   (18,031)     3,493     (78,849)
                                                              --------   --------   ---------
          Net cash used in investing activities.............   (28,009)   (16,084)   (101,532)
                                                              --------   --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from revolving line of credit....................        --      1,542         943
  Payments on revolving line of credit......................        --       (885)     (1,600)
  Proceeds from long-term debt..............................       400         --          --
  Payments on long-term debt................................    (1,653)      (100)         --
  Advances from stockholders, net...........................    (1,385)        --          --
  Issuance of Think and Optimax preferred stock which was
     exchanged for i2 common stock in merger................     5,100         --          --
  Issuance of ITLS preferred stock which was exchanged for
     i2 common stock in merger..............................     5,269         --          --
  Net proceeds from sale of common stock....................    43,716     89,428          --
  Net proceeds from sale of common stock to employees and
     exercise of stock options..............................     1,816      4,274      11,255
                                                              --------   --------   ---------
          Net cash provided by financing activities.........    53,263     94,259      10,598
                                                              --------   --------   ---------
Net increase (decrease) in cash and cash equivalents........    33,268     86,043     (65,942)
Cash and cash equivalents at beginning of period............     8,122     41,390     127,433
                                                              --------   --------   ---------
Cash and cash equivalents at end of period..................  $ 41,390   $127,433   $  61,491
                                                              ========   ========   =========

                            See accompanying notes.

                             i2 TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

     i2 is the leading provider of client/server based eBPO software products for supply chain management and related business process optimization applications. i2's advanced supply chain management solutions include demand forecasting, raw materials procurement, work-in-process, distribution and transportation planning, optimization and collaboration within and between enterprises. i2 has enabled businesses to re-engineer their supply chains to realize significant increases in revenues, reductions in expenses and reductions in asset investments by improving the efficiency and effectiveness of determining when, where, what and how much to buy, make, move, store and sell. As the Internet becomes an increasingly significant global medium for business-to-business and business-to-consumer online commerce, existing and new businesses in a wide variety of vertical markets are seeking to capitalize on this growth. The Company believes its software enables its customers to benefit from the growth of the Internet by supporting new Internet/online storefronts and enabling re-engineering of supply chains to facilitate e-commerce transactions.

     In May 1997, the Company acquired Think Systems Corporation, a demand planner software company and Optimax Systems Corporation, a scheduling and sequencing software company. In April 1998, the Company acquired InterTrans Logistics Solutions Limited, a transportation and logistics software company. Each of these business combinations was accounted for as a pooling of interests, and accordingly, the accompanying consolidated financial statements give retroactive effect to the combinations (see Note 3). Also, see Note 3 for discussion of business acquisitions in 1997 and 1998 accounted for as purchases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash and Cash Equivalents and Short-Term Investments. Cash equivalents include highly liquid investments with maturity periods of three months or less at the date of purchase. Short-term investments include those investments with maturities in excess of three months. Certain debt securities have maturity dates beyond one year. However, the Company's intent is to liquidate such securities within one year. All of the Company's cash equivalents and short-term investments are classified as available-for-sale. The difference between cost and fair value of these investments was immaterial at December 31, 1997 and 1998. Therefore, no adjustment has been made to the historical carrying value of the investments and no unrealized gains or losses have been recorded as a separate component of stockholders' equity. Realized gains and losses to date have not been material. The cost of debt securities sold is based on the specific identification method.

                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's debt securities include the following (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                            1997       1998
                                                          --------   --------
U.S. Government.........................................  $ 11,500   $  1,449
State and Local Municipalities..........................    55,000     21,440
Corporations............................................    40,600    104,884
                                                          --------   --------
                                                          $107,100   $127,773
                                                          ========   ========

     At December 31, 1997 and 1998, $92.6 million and $34.4 million, respectively, of debt securities were included in cash and cash equivalents. Interest income earned in 1996, 1997 and 1998 was $1.9 million, $3.1 million and $7.3 million, respectively.

     Financial Instruments. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of investments and accounts receivable. Cash, cash equivalents and short-term investments are held with financial institutions with high credit standings. As of December 31, 1997 and 1998, approximately 29% and 22%, respectively, of accounts receivable were concentrated with three customers. The Company generally does not require collateral on accounts receivable as the Company's customers are generally large, well-established companies. The Company's customer base consists of geographically diverse companies dispersed across many industries. The Company periodically performs credit evaluations of its customers and maintains reserves for potential losses. The Company has used in the past and expects to use in the future foreign exchange contracts to hedge the risk that receivables denominated in foreign currencies may be adversely affected by changes in foreign currency exchange rates. Risk of non-performance by counterparties to such contracts is minimal due to the size and credit standings of the financial institutions used. The Company's foreign exchange contracts outstanding at December 31, 1997 and 1998 were not material. Gains and losses on foreign exchange contracts have not been material to date.

     Depreciation and Amortization. Furniture and equipment are recorded at cost and are depreciated using the straight-line method over seven years for office furniture and fixtures and three years for computer equipment. Leasehold improvements are amortized over the shorter of their useful lives or the remaining lease terms.

     Software Development Costs. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," ("FAS 86") software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of the Company's products and general release of such software have substantially coincided. As a result, software development costs qualifying for capitalization under FAS 86 have been insignificant and therefore, the Company has not capitalized such costs.

     Revenue Recognition. The Company's revenues consist of software license revenues, service revenues and maintenance revenues. Software license revenues consist of sales of software licenses, which are recognized upon execution of a contract and delivery of the software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required and collection is considered probable by management. Service revenues are primarily derived from fees for implementation, consulting and training services and are recognized as the services are performed. Maintenance revenues are derived from customer support agreements generally entered into in connection with initial license sales and subsequent renewals. Maintenance revenues are recognized ratably over the term of the maintenance period. Payments for maintenance fees are generally made in advance.

                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Customer payment terms vary. Amounts received in advance of satisfying revenue recognition criteria are classified as deferred revenue in the accompanying consolidated balance sheets.

     The Company generally warrants that its products will function substantially in accordance with documentation provided to customers for approximately six to twelve months following initial shipment to the customer. As of December 31, 1998, the Company had not incurred any significant expenses related to warranty claims.

     Net Income Per Share. The Company computes net income per share in accordance with the provisions of SFAS No. 128, "Earnings per Share." Net income per share is based upon the weighted-average number of common shares outstanding and excludes the effect of dilutive potential common stock issuable upon exercise of stock options. Net income per share, assuming dilution, includes the effect of dilutive potential common stock issuable upon exercise of stock options using the treasury stock method. Share and per share amounts for all periods presented have also been adjusted to reflect a stock split during 1998 effected as a dividend (see Note 7). The computations give retroactive effect to the exchange of common shares in connection with the Think, Optimax and ITLS acquisitions (see Note 3). Reconciliations of the net income per share computations for the years ended December 31, 1996, 1997 and 1998 are included in Note 7.

     Stock-Based Compensation Plans. The Company accounts for its stock-based compensation plans utilizing the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," because, as discussed in Note 7, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. However, SFAS No. 123 requires disclosure of pro forma information regarding net income and net income per share based on fair value accounting for stock-based compensation plans.

     Foreign Currency Translation. The functional currency for the majority of the Company's foreign subsidiaries is the local currency. Assets and liabilities are translated at rates in effect at the balance sheet date and the resulting translation adjustments are recorded directly to stockholders' equity. Income statement amounts are translated at average rates for the period. Transaction gains and losses are recorded in other income, net in the statement of income. To date, translation adjustments and foreign currency gains and losses have not been significant and accordingly, have not been separately presented.

     Reclassifications. Certain prior year financial statement items have been reclassified to conform to the current year's format.

     Recent Accounting Pronouncements. There have been recent pronouncements by the Financial Accounting Standards Board and the AICPA that may require certain changes in accounting policies of the Company and which may also affect disclosure requirements. These recent pronouncements do not affect the current year's accounting or reporting requirements and are mentioned here for informational purposes only.

     SFAS No. 133: "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 is effective beginning in 2000. The adoption of SFAS 133 is not expected to have a material impact on the financial position or results of operations of the Company.

     SOP 98-1: "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires companies to capitalize qualifying computer software costs that are incurred during the application development stage and amortize them over the software's estimated useful life.

                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

SOP 98-1 is for the Company effective January 1, 1999. The adoption of SOP 98-1 is not expected to have a material impact on the financial position or results of operations of the Company.

     SOP 98-9: "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" which modifies certain provisions of SOP 97-2. The Company's accounting policy on software revenue recognition is currently in compliance with SOP 97-2, as amended by SOP 98-9, and adoption of these SOPs, as currently issued, is not expected to have a material impact on the financial position or results of operations of the Company.

3. BUSINESS COMBINATIONS

     In 1997, the Company acquired Think Systems Corporation ("Think") and Optimax Systems Corporation ("Optimax"). Under the terms of these agreements, the Company agreed to issue up to 7.7 million shares and 2.7 million shares of its common stock for all the outstanding capital stock and all unexpired and unexercised options of Think and Optimax, respectively.

     During 1997, the Company incurred approximately $9.3 million in certain acquisition-related expenses in connection with the business combinations involving Think, Optimax and others, of which $4.6 million represents the write-off of in-process research and development. The remaining costs included, among other things, investment banking, legal and accounting fees and expenses.

     In April 1998, the Company acquired InterTrans Logistics Solutions Limited ("ITLS"). ITLS provides software designed to manage both the daily operations and the tactical and strategic planning aspects of transportation and logistics activities across the supply chain. Under the terms of the agreement, the Company agreed to issue up to 3.3 million shares of its common stock for all of the outstanding capital stock and all unexpired and unexercised options of ITLS.

     Also in 1998, the Company acquired certain other businesses for purchase prices that aggregate $9.2 million, which included cash, stock, assumed liabilities and acquisition costs. The total purchase price payable to the shareholders of certain of the acquired companies may increase in the future depending upon the achievement of certain revenue targets associated with the acquired or in-process technologies. These acquisitions were accounted for using the purchase accounting method. Accordingly, the Company allocated the purchase prices based on the fair value of assets acquired and liabilities assumed, including the estimated fair value of intangible assets. These intangible assets include $4.7 million for acquired in-process research and development ("in-process R&D"). This allocation represents the estimated fair value based on risk-adjusted cash flows related to the in-process R&D projects. The revenue projections used to value the in-process R&D are based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by the Company and its competitors. At the date of each acquisition, the products under development had not reached technological feasibility and had no alternative future use. Accordingly, these costs were expensed as of each respective acquisition date. Because estimating the fair value of in-process R&D involves many uncertain factors including the difficulty of completing development of certain projects and technological uncertainties, there can be no assurance that in-process R&D projects will attain either technological feasibility or commercial success.

     During 1998, the Company incurred a total of approximately $7.6 million in certain acquisition-related expenses in connection with the business combinations involving ITLS and others, of which $4.7 million represents the write-off of in-process R&D. The remaining costs included, among other things, investment banking, legal and accounting fees and expenses.

     The Think, Optimax and ITLS acquisitions were each accounted for as a pooling of interests, and accordingly, the consolidated financial statements give retroactive effect to the acquisitions and include the combined operations of i2 Technologies, Think, Optimax and ITLS for all periods presented.

                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. FURNITURE AND EQUIPMENT

     Furniture and equipment consists of the following (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                            1997       1998
                                                          --------   --------
Computer equipment......................................  $ 26,289   $ 40,850
Furniture and fixtures..................................     5,256      9,230
                                                          --------   --------
                                                            31,545     50,080
Less accumulated depreciation...........................   (10,650)   (20,964)
                                                          --------   --------
                                                          $ 20,895   $ 29,116
                                                          ========   ========

5. BORROWINGS

     At December 31, 1998, the Company had a $15.0 million revolving credit agreement that expires in October 1999, is unsecured and contains customary restrictive covenants, including covenants requiring the Company to maintain certain financial ratios. The revolving credit agreement is not subject to a borrowing base limitation and the borrowings thereunder bear interest at the lenders' prime lending rate. This facility contains customary restrictive covenants, including covenants requiring the Company to maintain certain financial ratios. The maximum borrowings available under the facility are reduced by the value of outstanding letters of credit issued by the lender on behalf of the Company, $6.7 million of which were outstanding at December 31, 1998. At December 31, 1998, there were no borrowings outstanding under this agreement. The Company is currently considering various alternatives for obtaining additional equity or debt financing.

6. COMMITMENTS

     The Company leases its office facilities and certain office equipment under operating leases that expire at various dates through 2003. The Company has renewal options for most of its operating leases. Total rent expense incurred during 1996, 1997 and 1998 was approximately $2.4 million $4.9 million and $8.6 million, respectively.

     Future minimum lease payments under all noncancellable operating leases as of December 31, 1998 are as follows (in thousands):

1999...............................................  $ 8,936
2000...............................................    6,815
2001...............................................    4,603
2002...............................................    3,797
2003 and thereafter................................    2,809
                                                     -------
          Total minimum lease payments.............  $26,960
                                                     =======

7. STOCKHOLDERS' EQUITY

     Public Offerings. In May 1996, the Company completed the initial public offering of 5,060,000 shares of its common stock. A total of 4,780,800 of those shares of common stock were sold by the Company resulting in net proceeds to the Company of $43.7 million after deducting offering expenses and the underwriting discount of $4.3 million. In December 1997, the Company completed a public offering of 6,000,000 shares of its common stock. A total of 4,000,000 of those shares of common stock were sold by the Company resulting in net proceeds to the Company of $89.4 million after deducting offering expenses and the underwriting discount of $3.6 million.

                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Stock Split. On April 22, 1998, the Company's Board of Directors (the "Board") approved a two-for-one stock split of the Company's common stock. The stock split was approved by the Company's stockholders at the Company's 1998 annual meeting of stockholders. The stock split was paid as a 100-percent stock dividend on June 2, 1998 to stockholders of record on May 26, 1998. All share and per share amounts included herein have been restated to reflect the stock split as though it had occurred at the beginning of the initial period presented.

     Net Income per Share. Reconciliations of the net income per share and net income per share, assuming dilution, computations for the years ended December 31, 1996, 1997 and 1998 are as follows (amounts in thousands, except per share amounts):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1996      1997      1998
                                                          -------   -------   -------
NET INCOME PER SHARE:
Weighted-average common shares outstanding..............   58,000    62,652    70,004
Net income..............................................  $ 6,798   $ 3,998   $19,983
                                                          =======   =======   =======
Net income per share....................................  $  0.12   $  0.06   $  0.29
                                                          =======   =======   =======
NET INCOME PER SHARE, ASSUMING DILUTION:
Weighted-average common shares outstanding..............   58,000    62,652    70,004
Common shares issuable on exercise of stock options, net
  of shares assumed to be repurchased at the average
  market price..........................................    7,974     8,280     6,384
                                                          -------   -------   -------
Weighted-average common shares outstanding, assuming
  dilution..............................................   65,974    70,932    76,388
                                                          =======   =======   =======
Net income..............................................  $ 6,798   $ 3,998   $19,983
                                                          =======   =======   =======
Net income per share, assuming dilution.................  $  0.10   $  0.06   $  0.26
                                                          =======   =======   =======

     Employee Stock Purchase Plan. In March 1996, the Board adopted and the stockholders approved an Employee Stock Purchase Plan. In November 1996, the Board adopted an International Employee Stock Purchase Plan for employees of its wholly-owned subsidiaries. The Employee Stock Purchase Plan and the International Employee Stock Purchase Plan (collectively, the "Purchase Plans") are designed to allow eligible employees of the Company to purchase shares of Common Stock through periodic payroll deductions. The Company has reserved 1,000,000 shares of Common Stock for issuances under the Purchase Plans.

     Payroll deductions may not exceed the lesser of 15% of a participant's base salary or $25,000 per year, and employees may purchase a maximum of 2,000 shares per purchase period under the Purchase Plans. The purchase price per share will be 85% of the lesser of the fair market value of the Common Stock on the start of the purchase period or the fair market value at the end of the purchase period. Participation may be terminated at any time by the employee and automatically ends upon termination of employment with the Company.

     1992 Stock Plan. Under the Company's 1992 Stock Plan, the Board granted incentive stock options to employees of the Company and nonqualified options to a consultant of the Company. The options generally vest over a four-year period commencing on or before the date of grant.

     1995 Stock Option/Stock Issuance Plan. In September 1995, the stockholders and the Board approved the 1995 Stock Option/Stock Issuance Plan (the "1995 Plan") which replaced the 1992 Stock Plan. All options outstanding under the 1992 Stock Plan were incorporated into the 1995 Plan. Under the 1995 Plan, the amount of shares of Common Stock originally reserved for issuance was 20,000,000 shares
                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

which was subsequently increased to 24,000,000 shares in 1996. The amount of shares of Common Stock reserved for issuance was again increased to 31,000,000 shares in 1997. The 1995 Plan is divided into the following three equity programs: (i) the Discretionary Option Grant Program, (ii) the Stock Issuance Program and (iii) the Automatic Option Grant Program.

     The Discretionary Option Grant Program provides for the grant of incentive stock options ("Incentive Options") to employees of the Company and for the grant of nonqualified stock options to employees, directors and consultants of the Company. Exercise prices may not be less than 100% and 85% of the fair market value at the date of grant for Incentive Options and nonqualified options, respectively. Options granted under the Discretionary Option Grant Program generally vest in four equal annual increments and expire after ten years. Some options granted under the Discretionary Option Grant Program are immediately exercisable, subject to a right of repurchase by the Company at the original exercise price for all unvested shares.

     Under the Stock Issuance Program, the Board or a committee of the Board (the "Plan Administrator") may grant shares of the Company's Common Stock to any person at any time, at such price and on such terms as established by the Plan Administrator. The purchase price per share cannot be less than 85% of the fair market value of the Company's Common Stock on the issuance date.

     Under the Automatic Option Grant Program, each person who is first elected or appointed as a non-employee Board member shall automatically be granted a nonqualified option to purchase 2,000 shares of the Company's Common Stock at the fair market value on the date of grant. On the date of each Annual Meeting of Stockholders, each non-employee Board member shall automatically be granted an additional option to purchase 2,000 shares of the Company's Common Stock, subject to certain conditions.

     Think Stock Option Plans. Think's Board of Directors adopted and its shareholders approved stock option plans for employees, directors and consultants of Think (the "Think Plans"). Under the Think Plans, the Think Board of Directors granted incentive and nonqualified stock options to employees, directors and consultants at prices not less than the estimated fair market value of Think's common stock at the date of grant. In connection with the acquisition of Think, all of the options outstanding under the Think Plans were assumed by the Company.

     Optimax Stock Option Plan. During 1996, Optimax's Board of Directors adopted and its shareholders approved the Optimax Systems Corporation Stock Option Plan (the "Optimax Stock Option Plan"). Under the Optimax Stock Option Plan, the Optimax Board of Directors granted nonqualified stock options to employees of Optimax at prices equal to the estimated fair market value of Optimax's common stock on the date of grant. The options generally vest over a five-year period commencing on or before the date of grant. In connection with the acquisition of Optimax, all such options were assumed by the Company.

     ITLS Stock Option Plan. During 1997, ITLS' Board of Directors adopted and its shareholders approved the ITLS 1997 Stock Option Plan (the "ITLS Stock Option Plan"). Under the ITLS Stock Option Plan, the ITLS Board of Directors granted incentive and nonqualified stock options to employees of ITLS at prices equal to the estimated fair market value of ITLS' common stock on the date of grant. The options generally vest over a four-year period commencing on date of grant. In connection with the acquisition of ITLS, all such options were assumed by the Company.

                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Option activity under the Company's stock option plans is as follows:

                                                                 OPTIONS OUTSTANDING
                                                 SHARES     -----------------------------
                                               AVAILABLE      NUMBER     WEIGHTED-AVERAGE
                                               FOR GRANT    OF SHARES     EXERCISE PRICE
                                               ----------   ----------   ----------------
Balance, December 31, 1995...................   1,294,642    7,298,874        $ 0.09
  Authorized.................................   5,366,250           --            --
  Granted....................................  (3,212,634)   3,212,634          4.86
  Issued.....................................      (1,230)          --          7.17
  Exercised..................................          --     (916,116)         0.83
  Canceled...................................     175,344     (175,344)         5.86
                                               ----------   ----------
Balance, December 31, 1996...................   3,622,372    9,420,048          1.54
  Authorized.................................   7,706,698           --            --
  Granted....................................  (6,241,990)   6,241,990         15.37
  Exercised..................................          --   (2,744,388)         0.62
  Canceled...................................     565,272     (565,272)        15.21
                                               ----------   ----------
Balance, December 31, 1997...................   5,652,352   12,352,378          8.11
  Authorized.................................          --           --            --
  Granted....................................  (9,655,587)   9,655,587         17.54
  Exercised..................................          --   (3,312,895)         1.69
  Canceled...................................   4,147,638   (4,147,638)        23.06
                                               ----------   ----------
Balance, December 31, 1998...................     144,403   14,547,432         11.57
                                               ==========   ==========

                                                                OPTIONS EXERCISABLE
                                                            ----------------------------
                                                             NUMBER     WEIGHTED-AVERAGE
                                                            OF SHARES    EXERCISE PRICE
                                                            ---------   ----------------
December 31, 1996.........................................  6,104,824         0.54
                                                            =========
December 31, 1997.........................................  6,061,520         0.89
                                                            =========
December 31, 1998.........................................  4,322,573         3.93
                                                            =========

     In October 1998, the Board approved a plan to reprice a portion of the Company's outstanding stock options, excluding options held by executive officers. As a result, 3,757,685 options with exercises prices ranging from $14.00 to $32.81 per share were repriced at $13.94 per share, the fair market value on the date of repricing. For any unvested options included in this repricing, the vesting schedule was restarted with a vesting period of four years. The repricing has been reflected in the above table as part of the options granted and canceled during 1998.

     Under the 1995 Plan, each outstanding option and unvested stock issuance will be subject to accelerated vesting under certain circumstances upon an acquisition of the Company in a merger or asset sale, except to the extent the Company's repurchase rights with respect to the underlying shares are to be assigned to the successor corporation. In addition, the Plan Administrator has the discretion to accelerate vesting of outstanding options upon consummation of any other transaction that results in a change in control of the Company.

     All options outstanding at December 31, 1998 are Incentive Options except for 5,456,182 options, which are nonqualified options.

                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Other information regarding options outstanding and options exercisable as of December 31, 1998 is as follows:

                               OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                    ------------------------------------------   --------------------------
                                                    WEIGHTED
                                                    AVERAGE
                                    WEIGHTED       REMAINING                    WEIGHTED
RANGE OF EXERCISE   NUMBER OF       AVERAGE       CONTRACTUAL    NUMBER OF      AVERAGE
     PRICES           SHARES     EXERCISE PRICE   LIFE (YEARS)    SHARES     EXERCISE PRICE
-----------------   ----------   --------------   ------------   ---------   --------------
  $ 0.01-$ 6.06      3,539,740       $ 0.72           5.0yrs.    3,380,241       $ 0.72
    9.74- 13.94      6,565,332        13.35           9.7          160,196        11.87
   13.94- 27.84      4,442,360        17.58           8.7          782,136        16.19
                    ----------                                   ---------
     Total          14,547,432        11.57           8.3        4,322,573         3.93
                    ==========                                   =========

     The Company recorded deferred compensation expense of $2.7 million in 1995 and the first quarter of 1996 for the difference between the grant price and the deemed fair market value of the Company's Common Stock underlying certain options granted. This amount is being amortized over the vesting period of the individual options, generally four years. The income tax benefits from disqualifying dispositions related to employee stock transactions have been recorded as an increase in additional paid-in capital.

     Pro Forma Net Income and Net Income per Share. Pro forma information regarding net income and net income per share has been determined as if the Company had accounted for its employee stock options and shares issued under the Purchase Plans using the fair value method of SFAS No. 123. The fair value for the stock options issued under the 1995 Plan was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998, respectively: risk-free interest rates of 6.2%, 6.2% and 5.2%; volatility factors of the expected market price of the Company's Common Stock of 0.46, 0.66 and 0.75; a weighted-average expected life of the options of 4, 4 and 3 years; and no dividend yields. The fair value of the stock options issued under the Think Plans was estimated at the date of grant using the minimum value method for non-public companies permitted by SFAS No. 123 with the following assumptions for 1996 and 1997, respectively: weighted-average risk-free interest rates of 6.5% and 6.2%; no dividends; and a weighted-average expected life of the options of 7 years. The fair values of stock options issued under the Optimax Stock Option Plan and the ITLS Stock Option Plan are not presented as the impact is immaterial.

     The fair value for the shares issued under the Purchase Plans was estimated as of the initial day of the purchase period using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998, respectively: risk free interest rates of 5.2%, 5.4% and 5.0%; volatility factors of the expected market price of the Company's Common Stock of 0.46, 0.66 and 0.75; a weighted-average expected life of the purchase right of 0.5 years; and no dividend yields. The weighted-average fair values of the purchase rights granted under the Purchase Plans during 1996, 1997 and 1998 were $6.15, $12.12 and $9.20, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and Purchase Plan shares.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period and the estimated fair value of the Purchase Plan shares is amortized to expense over the purchase period.

                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's pro forma information follows (in thousands, except per share amounts):

                                                             1996     1997      1998
                                                            ------   -------   ------
Pro forma net income (loss)...............................  $5,877   $(1,683)  $5,532
Pro forma net income (loss) per share.....................    0.10     (0.03)    0.08
Pro forma net income (loss) per share, assuming
  dilution................................................    0.09     (0.03)    0.08

     Information regarding exercise prices and fair values of options granted is as follows:

                                                      1996         1997         1998
                                                   ----------   ----------   ----------
Number of options issued at fair market value of
  stock..........................................   2,592,094    6,241,990    9,655,587
Weighted-average exercise price per share........  $     5.58   $    15.37   $    17.54
Weighted-average fair value of options...........  $     2.28   $     8.45   $     9.23
Number of options issued at less than fair market
  value of stock.................................     620,540           --           --
Weighted-average exercise price per share........  $     1.85           --           --
Weighted-average fair value of options...........  $     2.11           --           --

8. INCOME TAXES

     The Company's provision for income taxes consists of the following (in thousands):

                                                            1996     1997      1998
                                                           ------   -------   -------
Current:
  Federal................................................  $3,630   $ 9,702   $21,982
  State..................................................     390     1,224     2,490
  Foreign................................................     414       158     3,278
Deferred
  Federal................................................     272    (1,629)   (4,752)
  State..................................................     (79)      (40)     (185)
  Foreign................................................      78    (2,499)   (5,534)
                                                           ------   -------   -------
          Total..........................................  $4,705   $ 6,916   $17,279
                                                           ======   =======   =======

     The Company's provision for income taxes reconciles to the amount computed by applying the statutory U.S. federal rate of 34% for 1996, 35% for 1997 and 35% for 1998 to income before income taxes as follows (in thousands):

                                                             1996     1997     1998
                                                            ------   ------   -------
Expense computed at statutory rate........................  $3,911   $3,820   $13,041
Non-deductible in-process research and development and
  acquisition costs.......................................     385    3,164     2,635
State taxes, net of federal tax benefit...................     266      770     1,536
Stock option compensation.................................     215      200       205
Research and development tax credits......................    (414)    (584)   (1,375)
Other.....................................................     342     (454)    1,237
                                                            ------   ------   -------
          Provision for income taxes......................  $4,705   $6,916   $17,279
                                                            ======   ======   =======

                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred tax assets and liabilities at December 31, 1997 and 1998 are comprised of the following (in thousands):

                                                               1997      1998
                                                              -------   -------
Deferred tax assets:
  Foreign tax credits.......................................  $   617   $ 2,685
  Deferred revenue..........................................      578       402
  Accrued liabilities.......................................      570     2,348
  Bad debt allowance........................................    1,349     2,735
  Research and development tax credits......................      868     2,066
  Net operating losses......................................    1,712     7,273
  Other.....................................................      295     1,700
                                                              -------   -------
          Total deferred tax asset..........................    5,989    19,209
                                                              -------   -------
Deferred tax liabilities:
  Depreciation..............................................     (379)     (317)
  Acquired intangible assets................................       --      (469)
  Other.....................................................     (663)   (3,005)
                                                              -------   -------
          Total deferred tax liability......................   (1,042)   (3,791)
                                                              -------   -------
          Net deferred tax asset............................  $ 4,947   $15,418
                                                              =======   =======

     The Company considers the earnings of foreign subsidiaries to be permanently reinvested outside the U.S. Accordingly, no U.S. income tax on these earnings has been provided. The Company believes that any U.S. income taxes due upon the repatriation of such earnings would be fully offset by foreign tax credits.

     At December 31, 1998, certain subsidiaries of the Company had approximately $1.0 million of federal net operating loss carryforwards and $19.4 million of foreign net operating loss carryforwards available to offset future taxable income of the subsidiaries. The federal net operating loss carryforwards expire in the years 2010 through 2013 and are subject to certain annual limitations. Approximately $2.1 million of the foreign net operating loss carryforwards expire in the years 2003 through 2005 while the remaining net operating loss carryforwards have no expiration.

     The Company paid income taxes of approximately $2.0 million, $2.8 million and $5.9 million in 1996, 1997 and 1998, respectively.

9. EMPLOYEE RETIREMENT PLAN

     The Company has established 401(k) retirement plans (the "Retirement Plans") that cover a majority of the Company's employees. Eligible employees may contribute up to 18% of their compensation, subject to certain limitations, to the Retirement Plans. The Company may make contributions to the Retirement Plans at the discretion of the Board. As of December 31, 1998, no contributions had been made by the Company.

10. SEGMENT INFORMATION AND INTERNATIONAL OPERATIONS

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an
                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief decision maker, as defined under SFAS 131, is the Chief Executive Officer. To date, the Company has viewed its operations as principally one segment, software sales and associated services. As a result, the financial information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

     Revenues from international sources were approximately $21.8 million, $66.7 million and $73.2 million in 1996, 1997 and 1998, respectively. The Company's revenues from international sources were primarily generated from customers located in Asia-Pacific, Canada and Europe. In 1996, 1997 and 1998, revenues from customers located in Europe accounted for 11%, 16% and 11% of total revenues, respectively.

11. MAJOR CUSTOMERS

     For the years ended December 31, 1997 and 1998, no individual customer accounted for more than 10% of total revenues. For the year ended December 31, 1996, one customer accounted for approximately 11% of total revenues.

12. YEAR 2000 ISSUES -- UNAUDITED

     Many older computer systems and software products currently in use are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. Based on the Company's assessment, the Company believes that its current versions of its software products are Year 2000 compliant. However, the Company believes some customers are running earlier versions of the software products developed by acquired companies that are not Year 2000 compliant, and the Company has been encouraging such customers to migrate to current product versions. Moreover, the Company's products are generally integrated into enterprise systems involving complicated software products developed by other vendors. Year 2000 problems inherent in a customer's transactional software programs might significantly limit that customer's ability to realize the intended benefits offered by RHYTHM. The Company may in the future be subject to claims based on Year 2000 problems in others' products, custom scripts created by third parties to interface with the Company's products or issues arising from the integration of multiple products within an overall system. Although the Company has not been a party to any litigation or arbitration proceeding to date involving its products or services related to Year 2000 compliance issues, there can be no assurance that the Company will not in the future be required to defend its products or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, and any liability of the Company for Year 2000-related damages, including consequential damages, could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company believes that Year 2000 issues may affect the purchasing patterns of customers and potential customers in a variety of ways. Many companies are expending significant resources to correct, patch or replace their current software systems to achieve Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by the Company. Any of the foregoing could result in a material adverse effect on the Company's business, operating results and financial condition.

     The Company's plan to resolve Year 2000 issues includes assessment, remediation and testing of internal management and other information systems. The completed assessment indicated that a portion of
                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the Company's information systems could be affected. As of December 31, 1998, remediation and testing of such systems was 75% complete with an expected completion date of September 30, 1999; however, system compliance testing will continue in conjunction with the Company's overall information systems initiatives throughout 1999. Areas being addressed include reviews of the Company's telephone and voice mail systems, security systems and other office support systems. No information technology initiatives have been deferred by the Company as a result of its Year 2000 project. In 1998, the Company incurred approximately $50,000 of expenses related to correction of Year 2000 issues. The Company currently expects to incur expenses of approximately $250,000 during 1999 in connection with correction of Year 2000 issues. Such expenses are being funded through operating cash flows, and are expected to be less than 2.5% of the Company's information technology budget for 1999.

     Management of the Company believes that an effective plan is in place to resolve the Year 2000 issues in a timely manner. Although the Company has not yet completed all necessary phases of its Year 2000 program, the Company does not believe that material exposure to significant business interruption exists as a result of Year 2000 compliance issues or that the cost of remedial actions will have a material adverse effect on its business, financial condition or results of operations. The Company currently has no contingency plans in place in the event it does not complete all phases of its Year 2000 plan. The Company intends to evaluate the status of completion throughout 1999 to determine whether such a plan is necessary.

13. QUARTERLY INFORMATION -- UNAUDITED

     The following tables set forth unaudited consolidated statement of operations data for the eight quarters ended December 31, 1998. This data has been derived from unaudited interim consolidated financial statements that, in the opinion of management, have been prepared on a basis consistent with the Company's audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments, except as noted otherwise) necessary for a fair presentation of such
                             i2 TECHNOLOGIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

information when read in conjunction with the audited consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                            THREE MONTHS ENDED
                                             --------------------------------------------------------------------------------
                                             MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                                              1997      1997       1997      1997      1998      1998       1998       1998
                                             -------   -------   --------   -------   -------   -------   --------   -------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licenses........................  $23,517   $34,300   $38,207    $43,774   $44,945   $52,686   $59,775    $ 73,555
  Services.................................  10,961    12,305     14,119    16,052    18,761    21,491     23,324      25,396
  Maintenance..............................   4,020     4,372      5,770     6,295     7,742     9,394     11,082      13,765
                                             -------   -------   -------    -------   -------   -------   -------    --------
        Total revenues.....................  38,498    50,977     58,096    66,121    71,448    83,571     94,181     112,716
                                             -------   -------   -------    -------   -------   -------   -------    --------
Costs and Expenses:
  Cost of software licenses................   1,304     1,218         82       140     2,146     2,002      1,529       2,282
  Cost of services and maintenance.........   9,053    10,874     12,819    13,258    15,262    16,719     19,388      24,651
  Sales and marketing......................  14,183    17,743     19,016    22,584    24,817    28,452     31,627      37,082
  Research and development.................   9,183    12,638     15,122    15,798    18,361    19,290     22,054      24,446
  General and administrative...............   4,283     5,796      5,785     5,946     6,674     7,592      8,710      10,869
  In-process research and development and
    acquisition-related expenses...........      --     5,649         --     3,657        --     6,484        560         574
                                             -------   -------   -------    -------   -------   -------   -------    --------
        Total costs and expenses...........  38,006    53,918     52,824    61,383    67,260    80,539     83,868      99,904
                                             -------   -------   -------    -------   -------   -------   -------    --------
Operating income (loss)....................     492    (2,941)     5,272     4,738     4,188     3,032     10,313      12,812
Other income, net..........................     752       702        777     1,122     1,442     1,947      1,774       1,754
                                             -------   -------   -------    -------   -------   -------   -------    --------
Income (loss) before income taxes..........   1,244    (2,239)     6,049     5,860     5,630     4,979     12,087      14,566
Provision (benefit) for income taxes.......     486      (919)     2,782     4,567     2,167     4,413      4,870       5,829
                                             -------   -------   -------    -------   -------   -------   -------    --------
Net income (loss)..........................  $  758    $(1,320)  $ 3,267    $1,293    $3,463    $  566    $ 7,217    $  8,737
                                             =======   =======   =======    =======   =======   =======   =======    ========
Net income (loss) per share................  $ 0.01    $(0.02)   $  0.05    $ 0.02    $ 0.05    $ 0.01    $  0.10    $   0.12
                                             =======   =======   =======    =======   =======   =======   =======    ========
Net income (loss) per share, assuming
  dilution.................................  $ 0.01    $(0.02)   $  0.05    $ 0.02    $ 0.05    $ 0.01    $  0.10    $   0.11
                                             =======   =======   =======    =======   =======   =======   =======    ========
Weighted average common shares
  outstanding..............................  61,174    61,678     62,724    64,824    68,432    69,484     70,325      71,227
Weighted average common shares outstanding,
  assuming dilution........................  69,848    61,678     71,028    72,596    76,414    76,534     75,233      76,824

       i2 TECHNOLOGIES, INC. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                             i2 TECHNOLOGIES, INC.
               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                              DECEMBER 31,    MARCH 31,
                                                                  1998           1999
                                                              ------------   ------------
Current assets:
  Cash and cash equivalents.................................    $ 61,491       $ 79,278
  Short-term investments....................................      93,387         96,740
  Accounts receivable, net..................................     126,033        124,173
  Prepaids and other current assets.........................       9,164         15,533
  Deferred income taxes.....................................       5,070          6,793
                                                                --------       --------
          Total current assets..............................     295,145        322,517
Furniture and equipment, net................................      29,116         28,632
Deferred income taxes and other assets......................      14,963         16,165
                                                                --------       --------
          Total assets......................................    $339,224       $367,314
                                                                ========       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................    $ 10,814       $ 11,178
  Accrued liabilities.......................................      43,311         50,111
  Deferred revenue..........................................      47,463         58,198
  Income taxes payable......................................       2,213          4,508
                                                                --------       --------
          Total current liabilities.........................     103,801        123,995
Deferred income taxes.......................................         448            325
                                                                --------       --------
          Total liabilities.................................     104,249        124,320
                                                                --------       --------
Stockholders' equity:
  Preferred Stock, $0.001 par value, 5,000,000 shares
     authorized, none issued................................          --             --
  Common Stock, $0.00025 par value, 200,000,000 shares
     authorized, 71,471,762 and 72,121,426 shares issued and
     outstanding, respectively..............................          18             18
  Additional paid-in capital................................     197,958        202,234
  Retained earnings.........................................      36,999         40,745
                                                                --------       --------
          Total stockholders' equity........................     234,975        242,994
                                                                --------       --------
          Total liabilities and stockholders' equity........    $339,224       $367,314
                                                                ========       ========

                            See accompanying notes.

       i2 TECHNOLOGIES, INC. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                             i2 TECHNOLOGIES, INC.
            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Revenues:
  Software licenses.........................................  $44,945    $73,996
  Services..................................................   18,761     28,784
  Maintenance...............................................    7,742     14,436
                                                              -------    -------
          Total revenues....................................   71,448    117,216
                                                              -------    -------
Costs and expenses:
  Cost of software licenses.................................    2,146      3,159
  Cost of services and maintenance..........................   15,262     28,963
  Sales and marketing.......................................   24,817     40,699
  Research and development..................................   18,361     28,028
  General and administrative................................    6,674     11,102
  In-process research and development and
     acquisition-related expenses...........................       --        303
                                                              -------    -------
          Total costs and expenses..........................   67,260    112,254
                                                              -------    -------
Operating income............................................    4,188      4,962
Other income (expense), net.................................    1,442      1,318
                                                              -------    -------
Income before income taxes..................................    5,630      6,280
Provision for income taxes..................................    2,167      2,534
                                                              -------    -------
Net income..................................................  $ 3,463    $ 3,746
                                                              =======    =======
Net income per share........................................  $  0.05    $  0.05
                                                              =======    =======
Net income per share, assuming dilution.....................  $  0.05    $  0.05
                                                              =======    =======
Weighted average common shares outstanding..................   68,432     71,906
Weighted average common shares outstanding, assuming
  dilution..................................................   76,414     78,730

                            See accompanying notes.

       i2 TECHNOLOGIES, INC. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                             I2 TECHNOLOGIES, INC.
          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                                1998      1999
                                                              --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  3,463   $ 3,746
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     2,370     3,649
     Provision for doubtful accounts........................     1,013     2,221
     Deferred income taxes..................................    (4,232)   (2,266)
     Tax benefit of stock options...........................     4,281     1,830
     Changes in operating assets and liabilities:
       Accounts receivable, net.............................     2,475      (363)
       Income tax receivable/payable........................     2,284     2,295
       Prepaid and other assets.............................     1,517    (7,602)
       Accounts payable.....................................     2,582       364
       Accrued liabilities..................................     3,329     7,282
       Deferred revenue.....................................     7,173    10,735
                                                              --------   -------
          Net cash provided by operating activities.........    26,255    21,891
                                                              --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of furniture and equipment......................    (2,262)   (2,669)
  Net purchases of short-term investments...................   (59,711)   (3,353)
                                                              --------   -------
          Net cash used in investing activities.............   (61,973)   (6,022)
                                                              --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from revolving line of credit....................       943        --
  Net proceeds of short-term investments....................     1,303     1,918
                                                              --------   -------
          Net cash provided by financing activities.........     2,246     1,918
                                                              --------   -------
Net increase (decrease) in cash and cash equivalents........   (33,472)   17,787
Cash and cash equivalents at beginning of period............   127,433    61,491
                                                              --------   -------
Cash and cash equivalents at end of period..................  $ 93,961   $79,278
                                                              ========   =======

                            See accompanying notes.

       i2 TECHNOLOGIES, INC. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements include the accounts of i2 Technologies, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     The accompanying unaudited interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring entries) which, in the opinion of our management, are necessary for a fair presentation of the results for the interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes for the three-year period ended December 31, 1998, included in our Annual Report on Form 10-K.

     The results of operations for the three months ended March 31, 1999 are not necessarily indicative of results that may be expected for any other interim period or for the full year.

     Certain prior year financial statement items have been reclassified to conform to the current year's format.

2. NET INCOME PER SHARE

     We compute net income per share in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Net income per share is based upon the weighted-average number of common shares outstanding and excludes the effect of dilutive potential common stock from the exercise of stock options. Net income per share, assuming dilution, includes the effect of dilutive potential common stock from the exercise of stock options using the treasury stock method.

     Reconciliations of net income per share and net income per share, assuming dilution, computations for the three months ended March 31, 1998 and 1999 are as follows (amounts in thousands, except per share amounts):

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
NET INCOME PER SHARE:
Weighted-average common shares outstanding..................   68,432     71,906
                                                              =======    =======
Net income..................................................  $ 3,463    $ 3,746
                                                              =======    =======
Net income per share........................................  $  0.05    $  0.05
                                                              =======    =======
NET INCOME PER SHARE, ASSUMING DILUTION:
Weighted-average common shares outstanding..................   68,432     71,906
Common shares issuable upon exercise of stock options, net
  of shares assumed to be repurchased.......................    7,982      6,824
                                                              -------    -------
Weighted-average common shares outstanding, assuming
  dilution..................................................   76,414     78,730
                                                              =======    =======
Net income..................................................  $ 3,463    $ 3,746
                                                              =======    =======
Net income per share, assuming dilution.....................  $  0.05    $  0.05
                                                              =======    =======

       i2 TECHNOLOGIES, INC. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3. SUBSEQUENT EVENT

     On May 12, 1999, i2 announced that it entered into an agreement to acquire Austin-based SMART Technologies, Inc., a leading developer of Internet-based customer relationship solutions. Pursuant to the agreement, i2 will acquire all of the outstanding capital stock of SMART and will assume all outstanding stock options of SMART in exchange for approximately 2.1 million shares of i2 common stock, which includes the shares issuable upon exercise of assumed stock options. The merger is intended to be accounted for as a pooling of interests.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                          AUDITED FINANCIAL STATEMENTS

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Sales Marketing Administration Research Tracking Technologies, Inc.
(dba) SMART Technologies

     We have audited the consolidated balance sheets of Sales Marketing Administration Research Tracking Technologies, Inc. and Subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in Redeemable Convertible Preferred Stock and stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sales Marketing Administration Research Tracking Technologies, Inc. and Subsidiary at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses, has negative working capital and a net capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1.

                                            /s/  ERNST & YOUNG LLP

February 12, 1999,
  except for the third paragraph of Note 4 and Note 16 as to which the date is April 20, 1999

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                          AUDITED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1997
                                                              ------------    -----------
Current assets:
  Cash and cash equivalents.................................  $  1,120,745    $ 9,918,450
  Accounts receivable, net of allowance of $145,000 and
    $315,127 at December 31, 1998 and 1997, respectively....     1,644,943      1,578,916
  Prepaid expenses and other assets.........................       241,588        211,066
                                                              ------------    -----------
        Total current assets................................     3,007,276     11,708,432
Equipment, furniture and fixtures:
  Computer equipment including $115,555 and $308,920 of
    assets under capital leases in 1998 and 1997,
    respectively............................................     3,552,026      3,302,815
  Furniture and fixtures....................................       719,750        555,397
  Leasehold improvements....................................       189,804         92,785
                                                              ------------    -----------
                                                                 4,461,580      3,950,997
  Accumulated depreciation and amortization.................    (1,949,473)    (1,061,940)
                                                              ------------    -----------
Equipment, furniture and fixtures, net......................     2,512,107      2,889,057
Other assets................................................        65,548         63,119
                                                              ------------    -----------
        Total assets........................................  $  5,584,931    $14,660,608
                                                              ============    ===========

                                       LIABILITIES

Current liabilities:
  Accounts payable..........................................  $    861,158    $   270,793
  Payroll related accruals..................................       759,417        490,879
  Other accrued liabilities.................................       306,339        540,596
  Deferred revenue..........................................     3,766,135      2,030,752
  Notes payable to stockholders.............................     3,000,000         64,908
  Line of credit............................................     2,031,665             --
  Current maturities of capital leases......................        16,546        190,974
  Current maturities of long-term debt......................            --        873,149
                                                              ------------    -----------
        Total current liabilities...........................    10,741,260      4,462,051
Long-term capital leases, less current maturities...........            --         30,613
Long-term debt, less current maturities.....................            --        584,139
                                                              ------------    -----------
        Total liabilities...................................    10,741,260      5,076,803
  Redeemable Convertible Preferred Stock -- Series A: $.001
    par value; 1,434,783 shares authorized, issued and
    outstanding in 1998 and 1997; liquidation preference of
    $1,650,000 in 1998 and 1997.............................     1,629,030      1,629,030
  Redeemable Convertible Preferred Stock -- Series B: $.001
    par value; 4,534,653 shares authorized in 1998 and 1997;
    4,498,606 shares issued and outstanding in 1998 and
    1997; liquidation preference of $3,869,000 in 1998 and
    1997....................................................     3,853,205      3,853,205
  Redeemable Convertible Preferred Stock -- Series C: $.001
    par value; 3,833,333 shares authorized in 1998 and 1997;
    3,749,999 shares issued and outstanding in 1998 and
    1997; liquidation preference of $11,250,000 in 1998 and
    1997....................................................    11,211,351     11,211,351
Stockholders' equity (deficit):
  Common Stock, $.001 par value; 30,000,000 authorized in
    1998 and 1997; 11,124,244 shares and 11,087,605 shares
    issued and outstanding in 1998 and 1997.................        11,124         11,088
  Additional paid-in capital................................       277,823        253,530
  Accumulated deficit.......................................   (22,138,862)    (7,374,399)
                                                              ------------    -----------
        Total stockholders' equity (deficit)................   (21,849,915)    (7,109,781)
                                                              ------------    -----------
        Total liabilities and stockholders' equity
        (deficit)...........................................  $  5,584,931    $14,660,608
                                                              ============    ===========

                            See accompanying notes.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                          AUDITED FINANCIAL STATEMENTS

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                  1998          1997
                                                              ------------   -----------
Revenues:
  License...................................................  $  3,354,965   $ 1,968,123
  Professional services.....................................     3,005,466     5,231,223
  Hosting...................................................       880,963       884,562
                                                              ------------   -----------
          Total revenue.....................................     7,241,394     8,083,908
Cost of revenues:
  License...................................................         8,305         2,106
  Professional services.....................................       836,260     1,522,672
  Hosting...................................................       603,416       895,416
                                                              ------------   -----------
          Total cost of revenues............................     1,447,981     2,420,194
                                                              ------------   -----------
Gross profit................................................     5,793,413     5,663,714
Development costs...........................................    10,047,746     4,650,633
Sales and marketing.........................................     8,000,054     3,545,050
General and administrative..................................     4,345,672     3,174,017
                                                              ------------   -----------
          Total operating expenses..........................    22,393,472    11,369,700
                                                              ------------   -----------
Loss from operations........................................   (16,600,059)   (5,705,986)
Interest income (expense), net..............................        52,326       (44,197)
Gain from sale of SMARTNAP..................................     1,816,320            --
Other expenses, net.........................................       (33,050)           --
                                                              ------------   -----------
Net loss....................................................  $(14,764,463)  $(5,750,183)
                                                              ============   ===========
Basic net loss per share....................................  $      (1.46)  $     (0.62)
                                                              ============   ===========
Shares used in computing basic net loss per share...........    10,146,962     9,265,126

                            See accompanying notes.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                          AUDITED FINANCIAL STATEMENTS

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                      PREFERRED SERIES A       PREFERRED SERIES B       PREFERRED SERIES C
                                    ----------------------   ----------------------   -----------------------
                                     SHARES      $ AMOUNT     SHARES      $ AMOUNT     SHARES      $ AMOUNT
                                    ---------   ----------   ---------   ----------   ---------   -----------
Balance at December 31, 1996......  1,434,783   $1,629,030          --   $       --          --   $        --
 Issuance of common stock.........         --           --          --           --          --            --
 Issuance of series B preferred
   stock..........................         --           --   4,498,606    3,853,205          --            --
 Issuance of series C preferred
   stock..........................         --           --          --           --   3,749,999    11,211,351
 Exercise of stock options........         --           --          --           --          --            --
 Repurchase and cancellation of
   unvested common stock..........         --           --          --           --          --            --
 Net loss.........................         --           --          --           --          --            --
                                    ---------   ----------   ---------   ----------   ---------   -----------
Balance at December 31, 1997......  1,434,783    1,629,030   4,498,606    3,853,205   3,749,999    11,211,351
                                    ---------   ----------   ---------   ----------   ---------   -----------
 Exercise of stock options........         --           --          --           --          --            --
 Repurchase and cancellation of
   unvested common stock..........         --           --          --           --          --            --
 Net loss.........................         --           --          --           --          --            --
                                    ---------   ----------   ---------   ----------   ---------   -----------
Balance at December 31, 1998......  1,434,783   $1,629,030   4,498,606   $3,853,205   3,749,999   $11,211,351
                                    =========   ==========   =========   ==========   =========   ===========

                                        COMMON STOCK        ADDITIONAL
                                    ---------------------    PAID-IN     ACCUMULATED
                                      SHARES     $ AMOUNT    CAPITAL       DEFICIT         TOTAL
                                    ----------   --------   ----------   ------------   ------------
Balance at December 31, 1996......   9,178,008   $ 9,178     $110,022    $(1,624,216)   $ (1,505,016)
 Issuance of common stock.........      45,000        45        1,980             --           2,025
 Issuance of series B preferred
   stock..........................          --        --           --             --              --
 Issuance of series C preferred
   stock..........................          --        --           --             --              --
 Exercise of stock options........   1,924,077     1,924      143,841             --         145,765
 Repurchase and cancellation of
   unvested common stock..........     (59,480)      (59)      (2,313)            --          (2,372)
 Net loss.........................          --        --           --     (5,750,183)             --
                                    ----------   -------     --------    ------------   ------------
Balance at December 31, 1997......  11,087,605    11,088      253,530     (7,374,399)     (7,109,781)
                                    ----------   -------     --------    ------------   ------------
 Exercise of stock options........     455,371       455       66,466             --          66,921
 Repurchase and cancellation of
   unvested common stock..........    (418,732)     (419)     (42,173)            --         (42,592)
 Net loss.........................          --        --           --    (14,764,463)    (14,764,463)
                                    ----------   -------     --------    ------------   ------------
Balance at December 31, 1998......  11,124,244   $11,124     $277,823    $(22,138,862)  $(21,849,915)
                                    ==========   =======     ========    ============   ============

                            See accompanying notes.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                          AUDITED FINANCIAL STATEMENTS

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  1998          1997
                                                              ------------   -----------
OPERATING ACTIVITIES
Net loss....................................................  $(14,764,463)  $(5,750,183)
Depreciation and amortization...............................     1,402,893       821,531
Gain in sale of SMARTNAP....................................    (1,816,320)           --
Loss from disposal of fixed assets..........................        74,346            --
Changes in assets and liabilities:
  Accounts receivable.......................................       (65,677)   (1,148,242)
  Prepaids and other........................................       (32,951)     (262,992)
  Accounts payable and accrued liabilities..................       775,495       680,104
  Deferred revenue..........................................     1,735,383     1,749,501
                                                              ------------   -----------
Cash used in operating activities...........................   (12,691,294)   (3,910,281)
INVESTING ACTIVITIES
Purchase of equipment, furniture and fixtures...............    (1,935,168)   (1,943,323)
                                                              ------------   -----------
Cash used in investing activities...........................    (1,935,168)   (1,943,323)
FINANCING ACTIVITIES
Proceeds from sale of SMARTNAP..............................     2,500,000            --
Proceeds from issuance of debt..............................     2,031,665       799,949
Payments on debt............................................    (1,457,288)     (358,333)
Proceeds from issuance of notes payable to stockholders.....     3,000,000            --
Payments on notes payable to stockholders...................       (64,908)      (64,908)
Payments on capital lease obligations.......................      (205,041)      (87,333)
Proceeds from issuance of preferred stock, net of issuance
  costs.....................................................            --    15,064,556
Proceeds from issuance of common stock and options to
  purchase common stock.....................................            --         2,025
Proceeds from exercise of stock options.....................        66,921       145,765
Repurchase of unvested common stock.........................       (42,592)       (2,372)
                                                              ------------   -----------
Cash provided by financing activities.......................     5,828,757    15,499,349
                                                              ------------   -----------
Increase (decrease) in cash and cash equivalents............    (8,797,705)    9,645,745
Cash and cash equivalents at beginning of period............     9,918,450       272,705
                                                              ------------   -----------
Cash and cash equivalents at end of period..................  $  1,120,745   $ 9,918,450
                                                              ============   ===========
NON-CASH TRANSACTIONS:
Cash interest paid..........................................  $    140,363   $    99,261
Acquisition of equipment in exchange for notes payable......  $         --   $   415,672
Acquisition of equipment under capital leases...............  $         --   $   308,920

                            See accompanying notes.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     Sales Marketing Administration Research Tracking Technologies, Inc. ("SMART") and its subsidiary, SMART Technologies, Inc., is a developer of customer-driven Enterprise Relationship Management software. The Company's revenues are generated via technology licensing; professional services, consisting of consulting, training, software maintenance and support; and hosting of web sites.

     The consolidated financial statements include SMART and its wholly owned subsidiary, SMART Technologies, Inc. (collectively, the "Company").

GOING CONCERN

     The Company's financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has incurred substantial operating losses, has negative working capital, a net capital deficiency and is in default of a loan agreement for the year ended December 31, 1998.

     For the years ended December 31, 1998 and 1997, the Company reported net losses of $14,764,463 and $5,750,183, respectively. The Company was notified by the holder of the Company's line of credit that the Company was in default of certain financial covenants. The Company has recorded the line of credit as a current liability on the financial statements.

     In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meets its financing requirements, and the success of its future operations. See Note 16 for discussion of management's plans.

SALE OF SMARTNAP

     On July 24, 1998, the Company sold SMARTNAP, a provider of bandwidth, co-location and hosting for the Company's customers. SMARTNAP was sold for cash consideration of $2.5 million. The net book value of assets sold less liabilities conveyed was $683,680, resulting in a gain of $1,816,320.

RECOGNITION OF REVENUE

     As of January 1, 1998, the Company adopted AICPA SOP 97-2, Software Revenue Recognition (SOP 97-2), which was effective for transactions that the Company entered into in 1998. The impact of the adoption was not significant.

     The Company licenses software under noncancellable license agreements and provides services including maintenance, training, installation, consulting and support services. Beginning January 1, 1998, software revenue for all new revenue agreements is recognized in accordance with SOP 97-2, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectible, and significant contractual obligations have been satisfied. When any of these criteria are not met, the revenue is deferred.

     For all transactions prior to January 1998, license fee revenues are generally recognized when a noncancellable license agreement has been signed, the product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. The Company allocates a portion of contractual license fees to post-contract support activities covered

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

under the contract including first year maintenance and product support services, installation assistance and limited training services.

     Revenues from maintenance agreements for maintaining, supporting and providing periodic upgrades are recognized ratably over the maintenance period, which in most instances is one year. Revenues for training, hosting of web sites and consulting services are recognized as services are performed. Revenue and profits under contracts requiring significant customization are recognized using the percentage-of-completion method of contract accounting based on the ratio of incurred costs to total estimated costs or based upon output measures such as contract milestones.

CASH EQUIVALENTS

     Cash and cash equivalents primarily consist of cash deposits and liquid investments with original maturities of three months or less when purchased and are stated at cost.

EQUIPMENT, FURNITURE AND FIXTURES

     Equipment, furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (two to seven years). Amortization of leasehold improvements and assets under capital leases is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED

     The Company capitalizes eligible computer software cost upon achievement of technological feasibility subject to net realizable value considerations. The Company has defined technological feasibility as the completion of a working model. As of December 31, 1998 and 1997, such capitalizable costs were insignificant.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (FAS 123), which prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by FAS 123, the Company has elected to continue to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25).

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ADVERTISING

     Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 1998 and 1997 was approximately $637,000 and $297,000, respectively.

RECLASSIFICATIONS

     Certain 1997 amounts have been reclassified to conform to the 1998 presentation.

NET LOSS PER SHARE

     The Company follows the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share has not been presented as the effect of the assumed exercise of stock options, warrants and contingently issued shares is antidilutive due to the Company's net loss.

     The following table presents the calculation of basic net loss per share:

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                  1998          1997
                                                              ------------   -----------
Net loss....................................................  $(14,764,463)  $(5,750,183)
Weighted-average common shares outstanding..................    10,146,962     9,265,126
Basic net loss per share....................................  $      (1.46)  $     (0.62)

RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1998, the AICPA issued SOP 98-1, Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use. The Company plans to adopt the SOP on January 1, 1999. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently expenses such costs as incurred. The Company is currently evaluating the impact that the adoption of SOP 98-1 will have on their financial condition or results of operations in 1999.

     During 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income (FAS 130), which establishes standards for reporting comprehensive income and its components in a full set of financial statements. The adoption of FAS 130 did not have an affect on the current financial statements presentation as the Company has no items of comprehensive income.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. LONG-TERM DEBT

                                                                 1998         1997
                                                              ----------   ----------
Note payable to a financial institution, bearing interest at the financial institution's prime rate (8.5% at December
  31, 1997). Refinanced by a line of credit with the same
  financial institution in May 1998 (see Note 3). Note was
  collateralized by substantially all the assets of the
  Company...................................................  $       --   $  666,616
Advances under a $600,000 equipment note, bearing interest
  at the financial institution's prime rate (8.5% at
  December 31, 1997). Refinanced by a line of credit with
  the same financial institution in May 1998 (see Note 3)...          --      415,672
Note payable to a bank, bearing interest at the bank's prime rate (8.5% at December 31, 1997). Refinanced by a line of
  credit with the same financial institution in May 1998
  (see Note 3). Note was collateralized by substantially all
  the assets of the Company.................................          --      375,000
                                                              ----------   ----------
                                                                            1,457,288
Less, current maturities of long-term debt..................          --     (873,149)
                                                              ----------   ----------
Long-term debt, less current maturities.....................  $       --   $  584,139
                                                              ==========   ==========

3. LINE OF CREDIT

     The Company has a $8,000,000 line of credit with a financial institution bearing interest at the financial institution's prime rate (8.5% at December 31, 1998). Interest is due monthly and the line matures in October 2001. The advances on the line are collateralized by all the assets of the Company. As of December 31, 1998, the outstanding balance was $2,031,665.

     As of December 31, 1998, the Company was in default of certain liquidity related covenants as defined in the line of credit agreement. Accordingly, the financial institution retains certain rights and remedies including the options to make all outstanding principal and interest owed to the financial institution immediately due and payable. Therefore, the outstanding balance is classified as a current liability (see also Note 16).

4. NOTES PAYABLE TO STOCKHOLDERS

     In 1996, the Company purchased computer equipment from two stockholders in exchange for notes payable in the amounts of $109,441 and $20,375, respectively. The notes bear interest at 6% per annum, which is payable monthly. In 1997, the repayment terms were extended through December 1998, payable in equal installment terms beginning in January 1998. The notes were unsecured and subordinate to the Company's long-term debt and advances on its line of credit. All outstanding balances were paid off during 1998.

     On October 13, 1998, the Company issued subordinated convertible promissory notes with an aggregate principal amount of $3,000,000 bearing interest at 7% and, 250,000 warrants to purchase Series C or D Preferred Stock, maturing on January 22, 1999. If the Company consummates the sale of shares of its Series D Preferred Stock prior to the maturity date of the notes in a transaction or series of transactions resulting in gross proceeds to the Company of at least $6,000,000 (a "Qualified Financing"), then the principal of the notes will automatically convert into shares of the Series D Preferred Stock at the lowest price per share paid for the Series D Preferred Stock in the Qualified Financing. The warrants expire October 13, 2003. The value of the warrants at issuance was immaterial.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Subsequent to December 31, 1998, the Company amended the terms of the notes, extending the maturity date to June 12, 1999 and increasing the interest rate to 18% per annum for the period from December 13, 1998 to June 12, 1999. At December 31, 1998, the Company accrued $46,667 for interest payable.

5. INCOME TAXES

     As of December 31, 1998 and 1997, the Company had federal net operating loss carryforwards of approximately $18,018,000 and $6,347,000 and research and development credit carryforwards of approximately $376,000 and $174,000, respectively. The net operating loss carryforwards will begin to expire in 2011 if not utilized. The research and development credit carryforward will begin to expire in 2012, if not utilized.

     Utilizations of the net operating losses will be subject to an annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes as of December 31, 1998 and 1997 are as follows:

                                                                 1998          1997
                                                              -----------   -----------
Deferred tax liabilities:
  Depreciable assets........................................  $   (11,000)  $        --
Deferred tax assets:
  Depreciable assets........................................           --        11,000
  Tax carryforwards.........................................    7,043,000     2,522,000
  Deferred revenue..........................................    1,321,000            --
  Accrued liabilities.......................................      118,000       219,000
  Reserves and other........................................       48,000       106,000
                                                              -----------   -----------
Net deferred tax assets.....................................    8,519,000     2,858,000
Valuation allowance for net deferred tax asset..............   (8,519,000)   (2,858,000)
                                                              -----------   -----------
Net deferred taxes..........................................  $        --   $        --
                                                              ===========   ===========

     The Company has established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by approximately $5,661,000 during 1998.

     The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

                                                              1998       1997
                                                              -----      -----
Tax at U.S. statutory rate..................................   34.0%      34.0%
State taxes, net of federal benefit.........................    3.0%       2.9%
Permanent items.............................................   (0.2)%     (1.3)%
Increase in valuation allowance.............................  (38.4)%    (35.6)%
Other.......................................................    1.6%        --
                                                              -----      -----
                                                                0.0%       0.0%
                                                              =====      =====

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. COMMON STOCK

     At December 31, 1998, officers and/or founders of the Company held 7,572,425 shares of common stock which were subject to Stock Restriction Agreements. Under these agreements, each such officer is fully vested in 50% of his shares, and the remaining 50% vests in a series of 48 equal monthly installments beginning in May 1996. At December 31, 1998, 1,262,071 shares of common stock were unvested. The Stock Restriction Agreements grant the Company the right to repurchase any unvested shares within the 90-day period following the date the officer ceases to be employed by the Company, and prohibits the transfer of any unvested shares without the prior written consent of the Company. The repurchase rights and transfer restrictions terminate upon the occurrence of certain Corporate Transactions, as defined, or in the event of the involuntary termination of the officer, or at the expiration of the 90-day period.

     Holders of 8,292,425 shares of common stock have entered into a Co-Sale and First Refusal Agreement which grants the Company the right of first refusal, for a ten-day period, to purchase any shares offered for sale by the stockholders subject to the Second Amended and Restated Co-Sale and First Refusal Agreement. Any such shares not purchased by the Company may then be purchased by each stockholder, in proportion to his ownership interest in the common stock. The stockholders' right of repurchase expires twenty days from the date upon which the shares were originally offered for sale.

     If a stockholder does not fully exercise his repurchase right, any remaining shares may be subscribed by the other stockholders. If the number of shares available for subscription is less than the number of shares subscribed, the shares will be subscribed on a pro-rata basis.

7. REDEEMABLE, CONVERTIBLE PREFERRED STOCK

     The holders of each series of Redeemable Convertible Preferred Stock (hereafter referred to as Convertible Preferred Stock) are entitled to one vote for each share of common stock into which the Convertible Preferred Stock may be converted. Dividends on the Series A, B and C Convertible Preferred Stock are payable at a rate of $0.081, $0.06 and $0.21, per share per annum, respectively, payable quarterly when, as and if declared by the Board of Directors. Until January 1, 2002, such dividends are non-cumulative; from and after such date, such dividends shall be cumulative and shall accrue daily whether or not declared. Declared or cumulative dividends with respect to each share of Convertible Preferred Stock which are accrued, payable and/or in arrears, upon conversion of such share to common stock, are to be paid at the option of the Company in cash or shares of common stock at the fair market value as determined by the Company.

     Each share of Series A, B and C Preferred Stock is convertible, at the option of the holder, into such number of shares of common stock as determined by dividing $1.15, $0.86 and $3.00, respectively, the Original Issue Price, by the Conversion Price (as defined) per share in effect on the date of conversion, rounded to the nearest whole share. At December 31, 1998, the conversion price is $0.38, $0.86 and $2.934 per share, respectively. Each share of Series A Convertible Preferred Stock is convertible into three shares of common stock. Each share of Series B and C Convertible Preferred Stock is converted into equal shares of common stock. In addition, each share of Convertible Preferred Stock shall be converted into shares of common stock at the Conversion Price at the time in effect immediately upon the earlier of the following: (1) the Company's sale of its common stock in a public offering in which the price per share is no less than $6.00 per share, as adjusted to reflect stock dividends, stock splits, combinations, recapitalizations or the like, and with the gross proceeds to the Company and selling stockholders therein of $20 million; (2) the closing of a public offering in which (a) the valuation of the Company, based on the initial offering price of its shares of common stock, exceeds $130 million and (b) the holders of a majority in voting power of the outstanding shares of Series A, Series B and Series C Convertible Preferred Stock approve the public offering; or (3) the closing of a Corporate Transaction, as defined, in

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

which (a) the consideration of the Company or its stockholders exceeds $130 million and (b) the holders of a majority in voting power of the outstanding shares of Convertible Preferred Stock approve the Corporate Transaction.

     The Company has reserved 12,672,335 shares of common stock for future issuance upon conversion of the Convertible Preferred Stock. If the Series A and Series B Convertible Preferred Stock have not been converted by October 30, 2004, the holders of a majority of the then-outstanding shares of Series A and Series B Convertible Preferred Stock may demand that the Company redeem all such outstanding shares. If such demand is made, the holders of a majority of the then-outstanding shares of Series C Convertible Preferred Stock may similarly demand that the Company redeem all of the outstanding shares of Series C Preferred Stock in conjunction with the redemption of the Series A and Series B Convertible Preferred Stock. The Series A, Series B and Series C Convertible Preferred Stock is redeemable at $1.15, $0.86 and $3.00 per share, respectively, plus all accrued but unpaid, and declared but unpaid, dividends. On the first anniversary of the Redemption Date, the Company shall redeem, on a pro-rata basis, 50% of the outstanding shares of Series A, Series B and, if applicable, Series C Convertible Preferred Stock, and redeem the remaining 50% on the second anniversary of the Redemption Date. All rights of the holders of Series A, Series B and, if applicable, Series C Convertible Preferred Stock designated for redemption, except the right to receive the redemption payment, cease upon the Redemption Date, and such shares are deemed canceled. Any shares of Series A, Series B and, if applicable, Series C Convertible Preferred Stock redeemed or converted are deemed canceled, and may not be reissued by the Company.

     As long as any shares of the Convertible Preferred Stock are outstanding, the Company is prohibited from paying dividends to common stockholders or redeeming or repurchasing shares of common stock without prior approval of a majority of the Convertible Preferred Stockholders.

     Under the terms of the Second Amended and Restated Investors Rights Agreement, the majority of the holders of the outstanding common stock issuable or issued upon conversion of the Series A and B Convertible Preferred Stock or the majority of the holders of the outstanding common stock issuable or issued upon the conversion of the Series C Convertible Preferred Stock may require the Company to register a minimum of 50% of such common stock under the Securities Act of 1933.

     On October 30, 1997, the Company, certain holders of its common stock (the "Common Stockholders") and certain holders of its Preferred Stock (the "Preferred Stockholders") entered into a voting agreement (the "Voting Agreement"). Among other things, the Voting Agreement provided that, in subsequent elections of directors, the Common Stockholders and Preferred Stockholders would vote their respective shares so that the Company's Board of Directors would consist of six directors, of which two would be designated by the Common Stockholders, two by the Preferred Stockholders and two by mutual agreement.

8. STOCK PURCHASE WARRANTS

     In connection with the issuance of the Series B Preferred Stock in 1997, the Company issued warrants to purchase 18,605 shares and 17,442 shares of Series B Preferred Stock at an exercise price of $0.86 per share, expiring in March 2002 and August 2002, respectively.

     No amount was allocated to the value of the above warrants as such amounts were not significant.

     In connection with the issuance of the October 13, 1998 subordinated convertible promissory notes, the Company issued warrants to purchase 250,000 shares of Series C or D Preferred Stock if the Company has completed a Series D financing of $6,000,000 or more on or before October 13, 2003. If the Company sold its Series D Preferred Stock at a price per share less than $3.00 per share, then the exercise price shall equal the lowest price per share at which the Series D Preferred Stock was sold. If the Company

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

sold its Series D Preferred Stock at a price greater than $3.00 per share, then the exercise price shall equal $3.00 per share.

     FAS 123 requires that the Company account for the warrants under the fair value method of that Statement. The fair value of the warrants was estimated at the date of grant using the Black-Scholes model. Using the Black-Scholes model, an assumed volatility of 65%, a risk-free interest rate of 5.18%, an expected life of 1/2 year and a dividend rate of 0%, the fair value of the warrants at the date of grant was determined to not be material. Accordingly, no value has been allocated to the warrants.

9. STOCK OPTIONS

     The Company's 1996 Stock Option/Stock Issuance Plan (the "Plan") was established to promote the interests of the Company by providing employees and non-employee Board members and consultants with the opportunity to acquire or increase proprietary interest in the Company as an incentive to remain in the service of the Company.

     The Plan allows for the grant of options to purchase shares of common stock. The Plan provides for the options to be either Incentive Options or Non-Statutory Options and approves issuance of up to 8,720,315 shares of common stock over the term of the Plan. The exercise price per share of Incentive Options shall not be less than 100% of the fair market value of the shares of common stock. The vesting schedule and term of each grant is determined by the Board. The term of each option is no more than ten years from the date of grant.

     The Plan provides the grantee the right to exercise prior to vesting. Options exercised prior to an employee becoming fully vested in such options are subject to repurchase by the Company should the employee be terminated or leave the Company prior to becoming fully vested in such options. At December 31, 1998, 408,279 shares that were exercised by optionees remained unvested and subject to repurchase.

     Pro forma information regarding net income and earnings per share is required by FAS 123. At December 31, 1998 and 1997, the fair value for options was estimated at the date of grant using a minimum value option pricing model with the following weighted-average assumptions: weighted-average risk free interest rate of 6.00% and 6.09% respectively; a dividend yield of 0.0% and a weighted-average expected life of the option of five years.

     Based upon the minimum value pricing model and assumptions used, the pro forma net loss from operating activities would not differ materially from the net loss as reported.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the Company's Plan activity and related information for the year ended December 31, 1998 follows:

                                                               RANGE OF        WEIGHTED-
                                                               EXERCISE         AVERAGE
                                                OPTIONS         PRICES       EXERCISE PRICE
                                               ----------   --------------   --------------
Options outstanding, December 31, 1996.......   1,034,009   $0.04 to 0.045       $0.04
                                               ----------   --------------       -----
  Granted....................................   4,345,814    0.04 to 0.60         0.11
  Exercised..................................  (1,969,077)   0.04 to 0.09         0.08
  Forfeited..................................    (194,480)   0.04 to 0.09         0.07
                                               ----------   --------------       -----
Options outstanding, December 31, 1997.......   3,216,266    0.04 to 0.60         0.11
                                               ----------   --------------       -----
  Granted....................................   3,618,714        0.60             0.60
  Exercised..................................    (453,986)   0.04 to 0.60         0.15
  Forfeited..................................  (1,303,056)   0.04 to 0.60         0.19
                                               ----------   --------------       -----
Options outstanding and exercisable, December
  31, 1998...................................   5,077,938   $0.04 to 0.60        $0.43
                                               ==========   ==============       =====

     Options available for grant at December 31, 1998 were 1,638,841.

     At December 31, 1998 and 1997, the weighted-average remaining contractual life of outstanding options is 9.23 and 9.0 years, respectively. The weighted-average grant-date fair value of options granted during the year was approximately $0.13 and $0.03, respectively. The Plan also allows for stock issuances for purchase or as a bonus for services rendered to the Company. Issuances may vest immediately, or in one or more installments, at the discretion of the Board. Shares issued under the plan have the same rights as all other common stock, regardless of whether such shares are vested. Upon termination, all unvested shares must be surrendered to the Company for cancellation and any proceeds received by the Company with the respect to issuance of the surrendered shares must be repaid to the participant. No shares were issued under this Plan in 1998 and 1997.

10. LEASE COMMITMENTS

     The Company is obligated under capital and operating lease agreements covering certain facilities and computer equipment. Total rental expense was approximately $620,000 and $471,000 for the year ended December 31, 1998 and 1997, respectively. Included in total rent expense is to approximately $498,000 and $381,000 of rent expense for properties leased from related parties for the years ended December 31, 1998 and 1997, respectively. Accumulated amortization relating to capital leases amounted to approximately $101,000 and $62,000 in 1998 and 1997, respectively.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Future minimum payments for all noncancelable capital and operating leases with initial terms of one year or more consist of the following at December 31, 1998:

                                                                              OPERATING
                                                              CAPITAL LEASE     LEASE
                                                              -------------   ----------
1999........................................................    $ 16,840      $  674,725
2000........................................................          --         690,516
2001........................................................          --         649,927
2002........................................................          --         296,277
                                                                              ----------
Total minimum lease payments................................      16,840      $2,311,395
                                                                              ==========
Less: amount representing interest..........................         294
                                                                --------
Present value of net minimum lease payments.................      16,546
Less: current maturities....................................     (16,546)
                                                                --------
                                                                $     --
                                                                ========

     The Company had capital lease agreements with related parties for computer equipment that amount to $72,560 as of December 31, 1997.

11. CONCENTRATIONS OF CREDIT RISK

     At December 31, 1998, the financial instruments which subject the Company to significant concentrations of credit risk consist principally of cash investments and trade receivables. Although the Company has a concentration of credit risk, the Company has experienced a high degree of receivable collectability.

     Sales to individual customers constituting 10% or more of revenue for the year ended December 31, 1998 and 1997 were as follows:

                                                                 1998         1997
                                                              ----------   ----------
Customer A..................................................  $2,263,875   $       --
Customer B..................................................   2,022,750    1,876,700
Customer C..................................................   1,191,539           --
Customer D..................................................     880,963           --
Customer E..................................................          --    3,161,806
Customer F..................................................          --    1,596,757

     At December 31, 1998 and 1997, accounts receivable from Customers No. A, B, C, D, E and F total approximately $695,980 and $1,717,000, or approximately 39% and 91%, respectively, of gross accounts receivable.

12. EMPLOYEE RETIREMENT PLAN

     The Company has established a 401(k) Retirement Plan (the "Plan") that covers a majority of the Company's employees. Eligible employees may contribute up to 15% of their compensation, subject to certain limitations, to the Plan. The Company may make contributions to the Plan at the discretion of the Board. As of December 31, 1998, no contributions had been made by the Company.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13. SEGMENT INFORMATION AND INTERNATIONAL OPERATIONS

     The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief decision maker, as defined under SFAS 131, is the Chief Executive Officer. To date, the Company has viewed its operations as principally one segment, software sales and associated services. As a result, the financial information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment. The Company had no revenues from international sources in 1998 and 1997.

14. YEAR 2000 COMPLIANCE (UNAUDITED)

     The Year 2000 issue is a result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions and engage in normal business activities. Because the Company has been aware of the Year 2000 issue since its inception, the Company believes that it has already taken most of the necessary steps to comply with Year 2000 requirements. The Company determined that it will be required to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company presently believes that with modifications to existing software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications are not made, or are not completed in a timely manner, the Year 2000 issue would only have an immaterial impact on the operations of the Company. The historical and estimated cost of remediation has been minimal.

     The Company has initiated communications with all of its significant suppliers to determine the extent to which the Company's systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15. QUARTERLY INFORMATION (UNAUDITED)

     The following table sets forth unaudited consolidated statement of operations data for the eight quarters ended December 31, 1998. This data has been derived from unaudited interim consolidated financial statements that, in the opinion of management, have been prepared on a basis consistent with the Company's audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments, except as noted otherwise) necessary for a fair presentation of such information when read in conjunction with the audited consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                    1997 QUARTER ENDED                       1998 QUARTER ENDED
                                          --------------------------------------   --------------------------------------
                                          MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                                          -------   -------   --------   -------   -------   -------   --------   -------
                                             (IN THOUSANDS EXCEPT SHARE DATA)         (IN THOUSANDS EXCEPT SHARE DATA)
REVENUES:
  Licenses..............................  $   --    $    32   $   375    $ 1,561   $ 1,070   $ 1,694   $   345    $   246
  Professional services.................     955      1,270     1,644      1,361       959       513       905        628
  Hosting...............................     124        140       259        361       395       486        --         --
                                          ------    -------   -------    -------   -------   -------   -------    -------
TOTAL REVENUES..........................   1,079      1,442     2,278      3,283     2,424     2,693     1,250        874
COST OF REVENUES:
  Licenses..............................      --         --        --          2         3         1         1          3
  Professional services.................     315        417       511        280        29        89       539        179
  Hosting...............................     176        207       240        272       275       328        --         --
                                          ------    -------   -------    -------   -------   -------   -------    -------
TOTAL COST OF REVENUES..................     491        624       751        554       307       418       540        182
                                          ------    -------   -------    -------   -------   -------   -------    -------
GROSS PROFIT............................     588        818     1,527      2,729     2,117     2,275       710        692
Product development.....................     487        893     1,216      2,054     2,597     2,395     2,674      2,381
Sales & marketing.......................     175        789     1,214      1,368     1,773     1,973     2,271      1,982
General & administrative................     460        648       831      1,233     1,073       820       982      1,473
                                          ------    -------   -------    -------   -------   -------   -------    -------
                                           1,122      2,330     3,261      4,655     5,443     5,188     5,927      5,836
                                          ------    -------   -------    -------   -------   -------   -------    -------
LOSS FROM OPERATIONS....................    (534)    (1,512)   (1,734)    (1,926)   (3,326)   (2,913)   (5,217)    (5,144)
  Other income and (expense), net.......      --        (17)      (21)        (6)       75        31         2        (88)
  Gain from sale of SMARTNAP............      --         --        --         --        --     1,816        --         --
                                          ------    -------   -------    -------   -------   -------   -------    -------
NET LOSS................................  $ (534)   $(1,529)  $(1,755)   $(1,932)  $(3,251)  $(1,066)  $(5,215)   $(5,232)
                                          ======    =======   =======    =======   =======   =======   =======    =======
BASIC NET LOSS PER SHARE................  $(0.06)   $ (0.17)  $ (0.19)   $ (0.20)  $ (0.33)  $ (0.11)  $ (0.51)   $ (0.49)
                                          ======    =======   =======    =======   =======   =======   =======    =======
Weighted average common shares
  outstanding...........................   9,137      9,181     9,218      9,524     9,721     9,967    10,299     10,600

16. SUBSEQUENT EVENTS

     On February 8, 1999, the Company received notice from the lender of its Line of Credit that it was in violation of certain financial covenants and was therefore in default under the Credit Agreement. Pursuant to a letter agreement between the Company and the bank dated April 9, 1999, the bank agreed that, until April 30, 1999, it would forebear on taking action on any covenant defaults by the Company provided that there was no material adverse change in the financial condition of the Company prior to such time.

     On February 18, 1999, the Company issued subordinated promissory notes (the "notes") with an aggregate principal amount of $500,000 to certain stockholders. The interest rate on the notes is 7% per annum and the maturity date was February 19, 1999. On March 29, 1999, the Company amended the terms of the notes to extend the maturity date to May 19, 1999 and to increase the interest rate on the notes to 18% per annum for the period February 20, 1999 to May 19, 1999.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                    AND SUBSIDIARY (DBA SMART TECHNOLOGIES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On February 19, 1999, the Company filed a Restated Certificate of Incorporation (the "Restated Certificate") with the Secretary of State of the State of Delaware, which amended and restated the Company's certificate of incorporation. The primary amendment effected by the Restated Certificate was to authorize and designate 24,275,379 shares of a new Series D Preferred Stock of the Company ("Series D Stock"). No shares of Series D stock have been issued.

     On February 22, 1999, the Company issued a subordinated promissory note with an aggregate principal amount of $1,500,000 to a potential acquirer of the Company. The interest rate on the Note is 8% per annum and the maturity date is February 21, 2000.

     On March 4, 1999, the Board ratified a non-binding term sheet with the same potential acquirer that holds the February 22, 1999 promissory note. The Board approved a letter agreement providing, among other things, that the Company would not negotiate or enter into agreements with third parties regarding issuances of the Company's stock or business combinations involving the Company and that the potential acquirer would loan the Company an additional $1,500,000 to fund working capital requirements. On March 5, 1999, the Company issued an additional subordinated promissory note for the $1,500,000 at an 8% per annum interest rate and maturing in March 4, 2000.

     On April 20, 1999, the Company and the majority holder of the October 13, 1998 Promissory Notes agreed to amend the notes effective December 13, 1998 so as to extend the maturity date of such notes to June 12, 1999 and to increase the interest rate on the Notes to 18% per annum for the period December 13, 1998 to June 12, 1999.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                          INTERIM FINANCIAL STATEMENTS

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                               MARCH 31,     DECEMBER 31,
                                                                  1999           1998
                                                              ------------   ------------
                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $    696,709   $  1,120,745
  Accounts receivable, net..................................       570,029      1,644,943
  Prepaid and other assets..................................       391,807        241,588
                                                              ------------   ------------
        Total current assets................................     1,658,545      3,007,276
Equipment, furniture and fixtures:
  Computer equipment including $115,555 of assets under
    capital leases as of March 31, 1999 and December 31,
    1998....................................................     3,596,311      3,552,026
  Furniture and fixtures....................................       725,369        719,750
  Leasehold improvements....................................       189,804        189,804
                                                              ------------   ------------
                                                                 4,511,484      4,461,580
  Accumulated depreciation and amortization.................    (2,270,030)    (1,949,473)
                                                              ------------   ------------
Equipment, furniture and fixtures, net......................     2,241,454      2,512,107
Other assets................................................        58,985         65,548
                                                              ------------   ------------
        Total assets........................................  $  3,958,984   $  5,584,931
                                                              ============   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $    669,879   $    861,158
  Payroll related accruals..................................       665,105        759,417
  Other accrued liabilities.................................       564,798        306,339
  Accrued interest..........................................       229,361             --
  Deferred revenue..........................................     3,721,327      3,766,135
  Notes payable to stockholders.............................     3,500,000      3,000,000
  Notes payable to third party..............................     3,000,000             --
  Line of credit............................................     2,031,665      2,031,665
  Current maturities of capital leases......................         4,180         16,546
                                                              ------------   ------------
        Total current liabilities...........................    14,386,315     10,741,260
        Total liabilities...................................    14,386,315     10,741,260
  Redeemable Convertible Preferred Stock -- Series A: $.001
    par value; 1,434,783 shares authorized, issued and
    outstanding; liquidation preference of $1,650,000.......     1,629,030      1,629,030
  Redeemable Convertible Preferred Stock -- Series B: $.001
    par value; 4,534,653 shares authorized; 4,498,606 shares
    issued and outstanding; liquidation preference of
    $3,869,000..............................................     3,853,205      3,853,205
  Redeemable Convertible Preferred Stock -- Series C: $.001
    par value; 3,833,333 shares authorized; 3,749,999 shares
    issued and outstanding; liquidation preference of
    $11,250,000.............................................    11,211,351     11,211,351
Stockholders' equity (deficit):
  Common Stock, $.001 par value; 30,000,000 authorized in
    1998 and 1997; 11,073,579 shares and 11,124,244 shares
    issued and outstanding as of March 31, 1999 and December
    31, 1998................................................        11,074         11,124
  Additional paid-in capital................................       278,663        277,823
  Accumulated deficit.......................................   (27,410,654)   (22,138,862)
                                                              ------------   ------------
        Total stockholders' equity (deficit)................   (27,120,917)   (21,849,915)
                                                              ------------   ------------
        Total liabilities and stockholders' equity
        (deficit)...........................................  $  3,958,984   $  5,584,931
                                                              ============   ============

                            See accompanying notes.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                          INTERIM FINANCIAL STATEMENTS

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  1999            1998
                                                              -------------   -------------
                                                                       (UNAUDITED)
Revenues:
  License...................................................   $    74,910     $ 1,069,700
  Professional services.....................................       307,299         958,913
  Hosting...................................................            --         395,385
                                                               -----------     -----------
          Total revenues....................................       382,209       2,423,997
Cost of Revenues:
  Licenses..................................................         1,100           2,957
  Professional Services.....................................        15,807          29,350
  Hosting...................................................            --         274,727
                                                               -----------     -----------
          Total cost of revenues............................        16,907         307,034
                                                               -----------     -----------
Gross Profit................................................       365,302       2,116,963
Development costs...........................................     2,293,839       2,597,023
Sales and marketing.........................................     2,034,243       1,773,496
General and administrative..................................     1,069,334       1,072,255
                                                               -----------     -----------
          Total operating expenses..........................     5,397,416       5,442,774
                                                               -----------     -----------
Loss from operations........................................    (5,032,114)     (3,325,811)
Other income (expense), net.................................      (239,682)         74,743
                                                               -----------     -----------
Net loss....................................................   $(5,271,796)    $(3,251,068)
                                                               ===========     ===========
Basic net loss per share....................................   $     (0.49)    $     (0.33)
                                                               ===========     ===========
Shares used in computing basic net loss per share...........    10,828,999       9,721,259

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                          INTERIM FINANCIAL STATEMENTS

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  1999            1998
                                                              -------------   -------------
                                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net loss....................................................   $(5,271,794)    $(3,251,068)
Depreciation and amortization...............................       320,557         382,125
Changes in assets and liabilities:
  Accounts receivable.......................................     1,074,914          12,197
  Prepaids and other........................................      (143,656)        (72,613)
  Accounts payable and accrued liabilities..................       202,229         353,394
  Deferred revenue..........................................       (44,808)       (898,512)
                                                               -----------     -----------
Cash used in operating activities...........................    (3,862,558)     (3,474,477)
INVESTING ACTIVITIES
Purchase of equipment, furniture and fixtures...............       (49,904)       (490,280)
                                                               -----------     -----------
Cash used in investing activities...........................       (49,904)       (490,280)
FINANCING ACTIVITIES
Proceeds from issuance of debt..............................     3,000,000         184,328
Payments on debt............................................            --        (225,000)
Proceeds from issuance of notes payable to stockholders.....       500,000              --
Payments on notes payable to stockholders...................            --         (19,308)
Payments on capital lease obligations.......................       (12,366)        (56,623)
Proceeds from exercise of stock options.....................           792           2,286
                                                               -----------     -----------
Cash provided by (used in) financing activities.............     3,488,426        (114,317)
                                                               -----------     -----------
Decrease in cash and cash equivalents.......................      (424,036)     (4,079,074)
Cash and cash equivalents at beginning of period............     1,120,745       9,918,450
                                                               -----------     -----------
Cash and cash equivalents at end of period..................   $   696,709     $ 5,839,376
                                                               ===========     ===========
NON-CASH TRANSACTIONS:
Cash interest paid..........................................   $    39,539     $    38,232

                            See accompanying notes.

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                          INTERIM FINANCIAL STATEMENTS

                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1. UNAUDITED INTERIM INFORMATION

     The accompanying financial information as of March 31, 1999 and 1998 and for the three month periods then ended have been prepared by the Company without an audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments, consisting of normal recurring accruals which are, in the opinion of management, necessary to fairly present such information in accordance with generally accepted accounting principles.

2. NET LOSS PER SHARE

     The Company follows the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share has not been presented as the effect of the assumed exercise of stock options, warrants and contingently issued shares is antidilutive due to the Company's net loss.

     The following table presents the calculation of basic net loss per share:

                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  1999            1998
                                                              -------------   -------------
Net loss....................................................   $(5,271,796)    $(3,251,068)
Weighted-average common shares outstanding..................    10,828,999       9,721,259
Basic net loss per share....................................   $     (0.49)    $     (0.33)
                                                               ===========     ===========

3. NOTES PAYABLE

     The Company has a $2,031,665 note from a commercial bank bearing interest at the financial institution's prime rate (8.0% at March 31, 1999). On February 8, 1999, the Company received notice from this lender that it was in violation of certain financial covenants and was therefore in default under the Credit Agreement. Pursuant to a letter agreement between the Company and the bank dated March 5, 1999, the bank agreed that, until April 9, 1999, it would forebear on taking action on any covenant defaults by the Company provided that there was no material adverse change in the financial condition of the Company prior to such time. The forbearance granted on March 5, 1999 has since been extended to May 31, 1999.

     The Company has subordinated convertible promissory notes with an aggregate principal amount of $3,000,000 bearing interest at 7% and 250,000 warrants to purchase Series C or D Preferred Stock, maturing on January 22, 1999. If the Company consummated the sale of shares of its Series D Preferred Stock prior to the maturity date of the notes in a transaction or series of transactions resulting in gross proceeds to the Company of at least $6,000,000 (a "Qualified Financing"), then the principal of the notes would automatically convert into shares of the Series D Preferred Stock at the lowest price per share paid for the Series D Preferred Stock in the Qualified Financing. The warrants expire October 13, 2003. The value of the warrants at issuance was immaterial. The Company subsequently amended the terms of the notes, extending the maturity date to June 12, 1999 and increasing the interest rate to 18% per annum for the period from December 13, 1998 to June 12, 1999. The proposed Series D round of financing was not consummated.

     On February 18, 1999, the Company issued subordinated promissory notes with an aggregate principal amount of $500,000 to certain stockholders. The interest rate on the notes is 7% per annum and the maturity date was February 19, 1999. On March 29, 1999, the Company amended the terms of the notes

      SALES MARKETING ADMINISTRATION RESEARCH TRACKING TECHNOLOGIES, INC.
                          INTERIM FINANCIAL STATEMENTS

            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

to extend the maturity date to May 19, 1999 and to increase the interest rate on the notes to 18% per annum for the period February 20, 1999 to May 19, 1999.

     On February 22, 1999, the Company issued a subordinated promissory note with an aggregate principal amount of $1,500,000 to i2. The interest rate on the Note was 8% per annum and the maturity date was February 21, 2000.

     On March 5, 1999, the Company issued a subordinated promissory note with an aggregate principal amount of $1,500,000 to i2. The interest rate on the Note was 8% per annum and the maturity date was March 4, 2000.

4. YEAR 2000 COMPLIANCE

     The Year 2000 issue is a result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions and engage in normal business activities. Because the Company has been aware of the Year 2000 issue since its inception, the Company believes that it has already taken most of the necessary steps to comply with Year 2000 requirements. The Company determined that it will be required to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company presently believes that with modifications to existing software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications are not made, or are not completed in a timely manner, the Year 2000 issue would only have an immaterial impact on the operations of the Company. The historical and estimated cost of remediation has been minimal.

     The Company has initiated communications with all of its significant suppliers to determine the extent to which the Company's systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues.

5. SUBSEQUENT EVENTS

     On April 28, 1999, the Company issued a subordinated promissory note with an aggregate principal amount of $3,500,000 to an independent funding source. The interest rate on the note is 8% per annum and the maturity date is July 27, 1999.

     On April 29, 1999, the Company repaid two subordinated promissory notes with an aggregate principal amount of $3,000,000 (two notes at $1,500,000 each) to i2.

     On May 12, 1999, the Company issued a subordinated promissory note with an aggregate principal amount of $500,000 to an independent funding source. The interest rate on the note is 8% per annum and the maturity date is August 12, 1999.

     On May 12, 1999 the Company entered into an agreement to be acquired by i2 Technologies, Inc., subject to certain closing conditions, including SMART stockholder approval.

                                                                      APPENDIX A

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                  BY AND AMONG

                             i2 TECHNOLOGIES, INC.

                         INTELLIGENT ACQUISITION CORP.

                                      AND

                         SALES MARKETING ADMINISTRATION

                      RESEARCH TRACKING TECHNOLOGIES, INC.

                                  DATED AS OF

                                  MAY 12, 1999

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
TABLE OF CONTENTS....................................................    A-2
INDEX OF SCHEDULES...................................................    A-4
INDEX OF EXHIBITS....................................................    A-4
ARTICLE I THE MERGER
  1.1    The Merger..................................................    A-5
  1.2    Closing; Effective Time.....................................    A-6
  1.3    Effect of the Merger........................................    A-6
  1.4    Certificate of Incorporation; Bylaws........................    A-6
  1.5    Directors and Officers......................................    A-6
  1.6    Taking of Necessary Action; Further Action..................    A-6
ARTICLE II CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES
  2.1    Total Consideration.........................................    A-6
  2.2    Effect on Capital Stock; Conversion of Securities...........    A-7
  2.3    Exchange of Certificates....................................    A-8
  2.4    Stock Transfer Books........................................   A-10
  2.5    Dissenters' Right...........................................   A-10
ARTICLE III REPRESENTATIONS AND WARRANTIES OF TARGET
  3.1    Organization, Standing and Power; Subsidiaries..............   A-11
  3.2    Capital Structure...........................................   A-12
  3.3    Authority...................................................   A-13
  3.4    Financial Statements........................................   A-13
  3.5    Absence of Certain Changes..................................   A-13
  3.6    Absence of Undisclosed Liabilities..........................   A-14
  3.7    Litigation..................................................   A-14
  3.8    Governmental Authorization..................................   A-14
  3.9    Title to Property...........................................   A-14
  3.10   Intellectual Property.......................................   A-15
  3.11   Environmental Matters.......................................   A-17
  3.12   Taxes.......................................................   A-18
  3.13   Employee Benefit Plans......................................   A-19
  3.14   Certain Agreements Affected by the Merger...................   A-20
  3.15   Employee Matters............................................   A-21
  3.16   Interested Party Transactions...............................   A-21
  3.17   Insurance...................................................   A-21
  3.18   Compliance With Laws........................................   A-21
  3.19   Minute Books................................................   A-22
  3.20   Complete Copies of Materials................................   A-22
  3.21   Brokers' and Finders' Fees..................................   A-22
  3.22   Stockholder Agreement; Irrevocable Proxies..................   A-22
  3.23   Vote Required...............................................   A-22
  3.24   Stockholders Agreements.....................................   A-22
  3.25   Board Approval..............................................   A-22
  3.26   Accounts Receivable.........................................   A-22
  3.27   Customers and Suppliers.....................................   A-22
  3.28   Material Contracts..........................................   A-23
  3.29   No Breach of Material Contracts.............................   A-23
  3.30   Pooling of Interests and Certain Tax Matters................   A-23
  3.31   Affiliates..................................................   A-24
  3.32   Preliminary Pooling Letter..................................   A-24

                                                                        PAGE
                                                                        ----
  3.33   Third Party Consents........................................   A-24
  3.34   Export Control Laws.........................................   A-24
  3.35   Product Releases............................................   A-24
  3.36   Proxy/Consent Information and S-4...........................   A-24
  3.37   Representations Complete....................................   A-24
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ACQUIROR
  4.1    Organization, Standing and Power............................   A-25
  4.2    Capital Structure...........................................   A-25
  4.3    Authority...................................................   A-25
  4.4    SEC Documents; Financial Statements.........................   A-26
  4.5    Absence of Undisclosed Liabilities..........................   A-26
  4.6    Broker's and Finders' Fees..................................   A-26
  4.7    Preliminary Pooling Letter..................................   A-27
  4.8    Proxy/Consent Information and S-4...........................   A-27
ARTICLE V CONDUCT PRIOR TO THE EFFECTIVE TIME
  5.1    Conduct of Business of Target and Acquiror..................   A-27
  5.2    Conduct of Business of Target...............................   A-27
  5.3    No Solicitation.............................................   A-29
ARTICLE VI ADDITIONAL AGREEMENTS
  6.1    Consent of Stockholders.....................................   A-30
  6.2    Access to Information.......................................   A-30
  6.3    Confidentiality.............................................   A-30
  6.4    Public Disclosure...........................................   A-30
  6.5    Consents; Cooperation.......................................   A-30
  6.6    Target Affiliate Agreements.................................   A-31
  6.7    Legal Requirements..........................................   A-31
  6.8    Blue Sky Laws...............................................   A-31
  6.9    Employee Benefit Plans......................................   A-31
  6.10   Escrow Agreement............................................   A-32
  6.11   Form S-8....................................................   A-32
  6.12   Listing of Additional Shares................................   A-32
  6.13   Expenses....................................................   A-32
  6.14   Further Assurances..........................................   A-32
  6.15   Form S-4....................................................   A-32
  6.16   Termination of 401(k) Plan..................................   A-33
  6.17   Funding by Acquiror.........................................   A-33
  6.18   Directors' and Officers' Indemnification....................   A-33
  6.19   Non-Solicitation of Employees...............................   A-34
  6.20   Tax-Free Transaction; Pooling...............................   A-34
  6.21   Employment Agreements.......................................   A-34
  6.22   Shelf Registration Statement................................   A-34
ARTICLE VII CONDITIONS TO THE MERGER
  7.1    Conditions to Obligations of Each Party to Effect the
         Merger......................................................   A-34
  7.2    Additional Conditions to Obligations of Target..............   A-35
  7.3    Additional Conditions to the Obligations of Acquiror and
         Merger Sub..................................................   A-36
ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER
  8.1    Termination.................................................   A-38
  8.2    Effect of Termination.......................................   A-38
  8.3    Amendment...................................................   A-39
  8.4    Extension; Waiver...........................................   A-39

                                                                        PAGE
                                                                        ----
ARTICLE IX ESCROW AND INDEMNIFICATION
  9.1    Escrow Fund.................................................   A-39
  9.2    Exclusive Remedy............................................   A-39
  9.3    Damage Thresholds...........................................   A-40
  9.4    Escrow Period...............................................   A-40
  9.5    Claims upon Escrow Fund.....................................   A-40
  9.6    Objections to Claims........................................   A-40
  9.7    Resolution of Conflicts; Arbitration........................   A-40
  9.8    Stockholders' Agent.........................................   A-41
  9.9    Actions of the Stockholders' Agent..........................   A-42
  9.10   Third-Party Claims..........................................   A-42
  9.11   No Claims Based on Consented Changes........................   A-42
ARTICLE X GENERAL PROVISIONS
  10.1   Survival of Representations, Warranties and Agreements......   A-42
  10.2   Notices.....................................................   A-42
  10.3   Interpretation..............................................   A-43
  10.4   Counterparts................................................   A-43]
  10.5   Entire Agreement; Nonassignability; Parties in Interest.....   A-43
  10.6   Severability................................................   A-43
  10.7   Remedies Cumulative.........................................   A-44
  10.8   Governing Law...............................................   A-44
  10.9   Rules of Construction.......................................   A-44

EXHIBITS:
Exhibit A   --   Stockholder Agreement
Exhibit B   --   Certificate of Merger
Exhibit C   --   Letter of Transmittal
Exhibit D   --   Target Affiliate Agreements
Exhibit E   --   Escrow Agreement
Exhibit F   --   Legal Opinion of Brobeck, Phleger & Harrison LLP
Exhibit G   --   FIRPTA Notice
Exhibit H   --   Legal Opinion of Gray Cary Ware & Freidenrich LLP

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

     THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Agreement") is made and entered into as of May 12, 1999 by and among i2 Technologies, Inc., a Delaware corporation ("Acquiror"), Intelligent Acquisition Corp., a Delaware corporation ("Merger Sub"), and Sales Marketing Administration Research Tracking Technologies, Inc., a Delaware corporation ("Target").

                                R E C I T A L S:

     WHEREAS, the board of directors of Parent, Merger Sub and Target have determined that it is advisable and in the best interests of their respective companies and stockholders to enter into a business combination by means of the merger of Merger Sub with and into Target (the "Merger") and have approved and adopted this Agreement;

     WHEREAS, pursuant to the Merger, among other things, each outstanding share of capital stock of Target ("Target Capital Stock") shall be converted into shares of Acquiror Common Stock (as defined in Section 4.2 below), at the conversion rates set forth herein;

     WHEREAS, the Board of Directors of Target has determined that the Merger is in the best interests of Target and its stockholders and has recommended approval and adoption of this Agreement by the stockholders of Target;

     WHEREAS, concurrently with the execution of this Agreement and as an inducement to Acquiror to enter into this Agreement, certain stockholders of Target have entered into an agreement (each, a "Stockholder Agreement") to vote the shares of Target Capital Stock owned by such person or entity in the manner set forth in the Stockholder Agreement referenced herein and attached hereto as Exhibit A;

     WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Parent will acquire all of the Target Capital Stock through the merger of Merger Sub with and into Target;

     WHEREAS, for financial reporting purposes, the parties intend that the Merger be accounted for as a "pooling of interests" under United States generally accepted accounting principles ("U.S. GAAP") and the accounting standards of the United States Securities and Exchange Commission (the "SEC"); and

     WHEREAS, for United States Federal income tax purposes, it is intended that the Merger shall qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the "Code"), and that this Agreement shall be, and hereby is, adopted as a plan of reorganization for purposes of Section 368 of the Code.

                              A G R E E M E N T :

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.2), Merger Sub shall be merged with and into Target. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation of the Merger (the "Surviving Corporation")
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     1.2  Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII hereof or at such other time as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Brobeck, Phleger & Harrison LLP, 301 Congress Avenue, Suite 1200, Austin, Texas or such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger substantially in the form attached hereto as Exhibit B (the "Certificate of Merger") with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL (the date and time of such filing, or such other date and time specified in such filing for the effective time, being the "Effective Time").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub and Target shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and Target shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4 Certificate of Incorporation; Bylaws. At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time and as may be amended by the Certificate of Merger shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended. The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     1.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of the Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     1.6 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances, or any other actions or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title or interest in, to or under any of the rights, properties or assets of either Merger Sub or Target acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Merger Sub and Target, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of Merger Sub and Target or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets of the Surviving Corporation or otherwise to carry out this Agreement.

                                   ARTICLE II

               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

     2.1 Total Consideration. An aggregate maximum of 2,141,603 shares of Acquiror Common Stock (the "Total Merger Shares") will be exchanged for the acquisition by Acquiror of all outstanding shares of Target Capital Stock and all unexpired and unexercised options (subject to Section 2.2(a)) and certain warrants to acquire Target Capital Stock.

     2.2  Effect on Capital Stock; Conversion of Securities.

     (a) At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or Target or the holders of any of Target's securities:

          (i) Each share of Series C Preferred (as defined in Section 3.2) of Target issued and outstanding immediately prior to the Effective Time, other than any shares to be canceled pursuant to Section 2.2(b) and any Dissenting Shares (as defined in Section 2.5), shall be converted into the right to receive such number of shares of Acquiror Common Stock as is equal to the Series C Conversion Ratio (as defined below).

          (ii) Each share of Target Common Stock (including shares of Target Common Stock issued to the holders of Series A Preferred (as defined in Section 3.2) and Series B Preferred (as defined in Section 3.2) upon conversion of the Series A Preferred and Series B Preferred prior to the Closing) issued and outstanding immediately prior to the Effective Time, other than any shares to be canceled pursuant to Section 2.2(b) and any Dissenting Shares, shall be converted into the right to receive such number of shares of Acquiror Common Stock as is equal to the Common Stock Conversion Ratio (as defined below).

          A portion of the aggregate number of shares of Acquiror Common Stock to be issued in each of the foregoing clauses and the number of shares of Acquiror Common Stock to be issued to each of the holders of Target Capital Stock, shall be subject to the escrow and indemnification provisions of
     Article IX hereof.

          The "Series C Conversion Ratio" shall be equal to such fraction as is obtained by dividing the number of Series C Merger Shares by the number of issued and outstanding shares of Series C Preferred and such fraction shall be used for purposes of this Agreement by calculating the quotient (expressed to six decimal places) of such fraction. The "Series C Merger Shares" shall be equal to such number of shares of Acquiror Common Stock as is equal to the number obtained by dividing the aggregate liquidation preference for the shares of Series C Preferred outstanding immediately prior to the Effective Time (at $3.00 per share) by the Series C Valuation Price. The "Series C Valuation Price" shall be the average closing price per share of Acquiror Common Stock as quoted on the Nasdaq Stock Market over the thirty (30) calendar day period ending three (3) days immediately prior to the Closing.

          The "Common Stock Conversion Ratio" shall be equal to such fraction as is obtained by dividing the Common Merger Shares by the Total Common Shares, and such fraction shall be used for purposes of this Agreement by calculating the quotient (expressed to six decimal places) of such fraction. The "Common Merger Shares" shall be equal to 2,141,603 less the Series C Merger Shares. The "Total Common Shares" shall be equal to the sum of (i) the number of all issued and outstanding shares of Target Common Stock as of the Effective Date and (ii) the number of whole shares of Target Common Stock issuable upon exercise of all options and warrants to purchase shares of Target Capital Stock that are outstanding as of the Effective Time (other than the Bridge Loan Warrants (as defined on Schedule
     3.2 to the Target Disclosure Statement) and outstanding options for unvested option shares held by persons that have ceased to be employees of Target prior to the Closing Date).

          (iii) Adjustment to Exchange Ratio. The number of shares of Acquiror Common Stock which each share of Target Capital Stock and other securities shall be converted into a right to receive pursuant to this Section 2.2(a) shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Capital Stock), reorganization or recapitalization with respect to Acquiror Common Stock occurring after the date hereof and prior to the Effective Time.

     (b) Cancellation of Target Capital Stock Owned by Target. At the Effective Time, all shares of Target Capital Stock that are owned by Target as treasury stock shall be canceled and extinguished without any conversion thereof.

     (c) Target Stock Option Plan and Options. At the Effective Time, Target's 1996 Stock Option/ Stock Issuance Plan (the "Target Stock Option Plan"), and all options to purchase Target Common Stock then outstanding under the Target Stock Option Plan shall be assumed by Acquiror in accordance with Section 6.9.

     (d) Warrants. At the Effective Time, all outstanding warrants exercisable for shares of Target Capital Stock (as set forth on Schedule 3.2 of the Target Disclosure Statement) a ("Target Warrant") shall be assumed by Acquiror and exchangeable for a new warrant to purchase Acquiror Common Stock having the same terms and subject to the same conditions set forth in the agreement providing for the terms and conditions of the Target Warrant immediately prior to the Effective Time, except that (i) each such Target Warrant to purchase Series B Preferred will be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Target Common Stock that were issuable upon conversion of the Series B Preferred issuable upon exercise of such Target Warrant immediately prior to the Effective Time multiplied by the Common Stock Conversion Ratio and rounded down to the nearest whole number of shares of Acquiror Common Stock, (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed Target Warrant to purchase Series B Preferred will be equal to the quotient determined by dividing the exercise price per share of Target Common Stock at which such Target Warrant was exercisable immediately prior to the Effective Time by the Common Stock Conversion Ratio, rounded up to the nearest whole cent, (iii) each such Target Warrant to purchase Series C Preferred will be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Series C Preferred issuable upon exercise of such Target Warrant immediately prior to the Effective Time multiplied by the Series C Conversion Ratio and rounded down to the nearest whole number of shares of Acquiror Common Stock and (iv) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed Target Warrant to purchase Series C Preferred will be equal to the quotient determined by dividing the exercise price per share of Series C Preferred at which such Target Warrant was exercisable immediately prior to the Effective Time by the Series C Conversion Ratio, rounded up to the nearest whole cent. Within 20 business days after the Effective Time, Acquiror will issue to each person who, immediately prior to the Effective Time, was a holder of an outstanding Target Warrant a document evidencing the assumption of such Target Warrant by Acquiror pursuant to this Section 2.2(d).

     (e) Capital Stock of Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of common stock of the Surviving Corporation.

     2.3  Exchange of Certificates.

     (a) Exchange Agent. Promptly after the Effective Time, Acquiror shall deposit, or shall cause to be deposited, with a bank or trust company designated by Acquiror (the "Exchange Agent"), for the benefit of the holders of shares of Target Capital Stock for exchange in accordance with this Article II, through the Exchange Agent, (i) certificates evidencing such number of shares of Acquiror Common Stock issuable pursuant to Section 2.2 in exchange for shares of Target Capital Stock outstanding immediately prior to the Effective Time less the number of shares of Acquiror Common Stock to be deposited in an escrow fund (the "Escrow Fund") pursuant to the requirements of Article IX and (ii) cash in the amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.3(h) (such certificates for shares of Acquiror Common Stock together with any dividends or distributions with respect thereto and such cash, being hereinafter referred to as the "Exchange Fund").

     (b) Exchange Procedures. Promptly after the Effective Time, Acquiror will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time evidenced outstanding shares of Target Capital Stock (other than Dissenting Shares) (the "Certificates"), (i) a letter of transmittal in substantially the form attached hereto as Exhibit C (the "Letter of Transmittal") and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Acquiror Common Stock and/or cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate or certificates evidencing that number of whole shares of Acquiror Capital Stock which such holder has the right to receive in respect of the shares of Target Capital Stock (less the number of shares of Acquiror Common Stock to be deposited in the Escrow Fund on such holders behalf pursuant to this subsection (b) and Article IX hereof) formerly evidenced by such Certificate in accordance with Section 2.2, (B) cash in lieu of fractional shares of Acquiror Common Stock to which such holder is entitled pursuant to Section 2.3(h), and
(C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c) (the shares of Acquiror Common Stock, dividends, distributions and cash described in clauses (A), (B) and (C) being collectively, the "Merger Consideration") and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that prior to the Effective Time represented shares of Target Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Acquiror Common Stock into which such shares of Target Capital Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.3(h). As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Article IX hereof, Acquiror shall cause to be distributed to the Escrow Agent (as defined in Article IX hereof) a certificate or certificates representing the number of shares of Acquiror Common Stock issued in the Merger specified in Section 9.1 which shall be registered in the name of the Escrow Agent as nominee for the holders of Certificates representing shares of Target Capital Stock canceled pursuant to this Section 2.3(b). Such shares shall be beneficially owned by such holders and shall be held in escrow and shall be available to compensate Acquiror for certain damages in the manner provided and subject to the limitations contained in Article IX. To the extent not used for such purposes, such shares shall be released to the holders of Certificates representing shares of Target Capital Stock canceled pursuant to this Section 2.3(b), all as provided in Article IX hereof.

     (c) Distributions with Respect to Unexchanged Shares of Acquiror Common Stock.No dividends or other distributions declared or made with respect to Acquiror Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby, and no other part of the Merger Consideration shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid promptly to the holder, whole shares of Acquiror Common Stock issued in exchange therefor, the amount of any cash payable with respect to a fractional share of Acquiror Common Stock to which such holder is entitled pursuant to Section 2.3(h) and the amount of dividends or other distributions with a record date on or after the Effective Time theretofore paid with respect to such whole shares of Acquiror Common Stock, and at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Acquiror Common Stock. No interest shall be paid on the Merger Consideration.

     (d) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the reasonable satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

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

     (e) No Liability. None of the Exchange Agent, Acquiror, Merger Sub or the Surviving Corporation shall be liable to any holder of shares of Target Capital Stock for any such shares of Acquiror Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (f) Dissenting Shares. The provisions of this Section 2.3 shall also apply to Dissenting Shares (defined in Section 2.5 below) that lose their status as such, except that the obligations of Acquiror under this Section 2.3 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the number of shares of Acquiror Common Stock to which such holder is entitled pursuant to Section 2.2 hereof and the amount of cash, if any, to which such holder is entitled pursuant to Sections 2.3(c) and 2.3(h) hereof.

     (g) No Further Rights in Target Capital Stock. All shares of Acquiror Common Stock issued and cash paid, if any, including cash paid in lieu of fractional shares upon conversion of the shares of Target Capital Stock in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Target Capital Stock.

     (h) No Fractional Shares. No certificates or scrip evidencing a fraction of a share of Acquiror Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Acquiror. In lieu of any fractional shares remaining after aggregating all such fractional shares of a holder, each holder of Target Common Stock upon surrender of a Certificate for exchange pursuant to this Section 2.3 shall be paid an amount in cash (without interest), rounded to the nearest cent, equal to the product of (i) such fraction, multiplied by (ii) the Series C Valuation Price.

     (i) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay, as appropriate, in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Acquiror Common Stock and cash in lieu of fractional shares as may be required pursuant to Sections 2.2, 2.3(c) and 2.3(h); provided, however, that Acquiror may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     (j) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Target Capital Stock twelve (12) months after the deposit thereof by Acquiror with the Exchange Agent shall be delivered to Acquiror, upon demand, and any holders of Target Capital Stock who have not theretofore complied with this Article II shall thereafter look only to Acquiror for the Merger Consideration to which they are entitled.

     (k) Withholding Rights. Acquiror shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Target Capital Stock such amounts as Acquiror is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Acquiror, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Target Capital Stock in respect of which such deduction and withholding was made by Acquiror.

     2.4 Stock Transfer Books. At the Effective Time, the stock transfer books of the Target shall be closed and there shall be no further registration of transfers of shares of Target Capital Stock thereafter on the records of the Target. On or after the Effective Time, any Certificates presented to the Exchange Agent or Acquiror for any reason shall be converted into the Merger Consideration and canceled as provided by this Article II.

     2.5 Dissenters' Rights. Notwithstanding any other provisions of this Agreement to the contrary, shares of Target Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Target Capital Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Target Capital Stock under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration, upon surrender, in the manner provided in
Section 2.3, of the certificate or certificates that formerly evidenced such shares of Target Capital Stock.

                                  ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF TARGET

     In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity or group of entities. In this Agreement, any reference to a "Material Adverse Effect" with respect to any entity or group of entities means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole.

     In this Agreement, any reference to a party's "knowledge'means actual knowledge of such party's officers and directors provided that such persons shall have made due and diligent inquiry of those current employees of such party whom such officers and directors reasonably believe would have actual knowledge of the matters represented.

     Except as disclosed in a document of even date herewith and delivered by Target to Acquiror prior to the execution and delivery of this Agreement (the "Target Disclosure Statement"), Target represents and warrants to each of Acquiror and Merger Sub as follows:

     3.1 Organization, Standing and Power; Subsidiaries. Target and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Schedule 3.1 to the Target Disclosure Statement contains a list of each direct or indirect subsidiary of Target, the jurisdiction of organization of such subsidiary, such subsidiary's authorized and issued capital stock or other ownership interests, and Target's percentage ownership of such subsidiary. Target and each of its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as currently proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Target. Target has delivered or made available to Acquiror a true and correct copy of the Certificate or Articles of Incorporation and Bylaws or equivalent organizational documents, as applicable, of Target and each of its subsidiaries, each as amended to date. Neither Target nor any of its subsidiaries is in violation of any of the provisions of its Certificate or Articles of Incorporation or Bylaws or equivalent organizational documents. Target is the owner of all outstanding shares of capital stock or other ownership interests of each of its subsidiaries and all such shares and other ownership interests are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock or other ownership interests of each subsidiary are owned by Target free and clear of all liens, charges, claims, security interests or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other ownership interests of any such subsidiary, or otherwise obligating Target or any such subsidiary to issue, transfer, sell, purchase or redeem or otherwise acquire any such securities. Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable
                                      A-11
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or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     3.2 Capital Structure. The authorized capital stock of Target consists of 35,000,000 shares of Preferred Stock, par value $0.001 per share (the "Target Preferred Stock") consisting of 1,434,783 shares of Series A Preferred Stock (the "Series A Preferred"), 4,534,653 shares of Series B Preferred Stock (the "Series B Preferred"), 4,083,333 shares of Series C Preferred Stock (the "Series C Preferred"), 24,275,379 shares of Series D Preferred Stock (the "Series D Preferred"), and 65,000,000 shares of Common Stock, par value $0.001 per share (the "Target Common Stock"), of which there are currently issued and outstanding 1,434,783 shares of Series A Preferred that are convertible into 4,304,349 shares of Target Common Stock, 4,498,606 shares of Series B Preferred that are convertible into 4,498,606 shares of Target Common Stock, 3,749,999 shares of Series C Preferred that are convertible into 3,834,374 shares of Target Common Stock, 11,178,281 shares of Common Stock and no shares of Series D Preferred have been issued or are outstanding nor is there any obligation for Target to issue any shares of Series D Preferred. Other than the promissory notes and warrants listed on Schedule 3.2 to the Target Disclosure Statement, which are convertible or exercisable for the number of shares of Target Capital Stock at the conversion or exercise prices set forth on Schedule 3.2, there are no other authorized or outstanding shares of the Target Capital Stock or voting securities or commitments to issue any shares of capital stock or voting securities of Target other than pursuant to the exercise of Target Stock Options (as defined in Section 6.9) outstanding under the Target Stock Option Plan.
Schedule 6.9 to the Target Disclosure Statement lists the name, address and stock and option holdings of each record holder of Target Capital Stock and Target Stock Options. To Target's knowledge, except as set forth in Schedule 6.9 of the Target Disclosure Statement, each person listed owns all of the rights with respect to such shares, options and the shares underlying such options and no such holder of Target Stock Options has violated any non-compete or confidentiality or similar agreement with Target or any of its subsidiaries. All outstanding shares of Target Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens, charges, claims, security interests or encumbrances, other than liens, charges, claims, security interests and encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. Target has reserved sufficient shares of Target Common Stock for issuance upon conversion of the shares of Target Preferred Stock and for issuance to holders of options pursuant to the Target Stock Option Plan, of which 2,114,273 shares have been issued pursuant to option exercises of which 268,226 shares are subject to repurchase rights of the Company and 5,423,292 shares are subject to outstanding, unexercised Target Stock Options. Except for (i) the rights created pursuant to this Agreement, (ii) the Target Stock Options and (iii) as described on Schedule
3.2 to the Target Disclosure Statement, there are no options, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Target or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no other contracts, commitments or agreements relating to voting, purchase or sale of Target's capital stock (i) between or among Target and any of its stockholders and (ii) to Target's knowledge, between or among any of Target's stockholders. The terms of the Target Stock Option Plan permit the assumption or substitution of options to purchase Acquiror Common Stock as provided in this Agreement, without the consent or approval of the holders of such securities, the Target stockholders, or otherwise. True and complete copies of all agreements and instruments to which Target is a party relating to the Target Stock Option Plan and the Target Stock Options issued thereunder as listed on
Schedule 6.9 have been made available to Acquiror, and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the forms made available to Acquiror. To Target's knowledge, all outstanding shares of Target Capital Stock and Target Stock Options were issued in compliance with all applicable securities laws.

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     3.3  Authority. Target has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval of the Merger by Target's stockholders as contemplated by Sections 3.23 and 7.1(a). This Agreement has been duly executed and delivered by Target and constitutes the valid and binding obligation of Target enforceable against Target in accordance with its terms. The execution and delivery of this Agreement by Target does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Target, as amended, (ii) any Material Contract (as defined in Section 3.28), or
(iii) any mortgage, indenture, lease, license or other agreement or instrument, or any permit, concession, franchise, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of its properties or assets, except as to (iii) only where such conflicts, violations, defaults, terminations, cancellations, accelerations or losses would not, individually or in the aggregate, cause a Material Adverse Effect on Target. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (each, a "Governmental Entity") is required by Target in connection with the execution and delivery of this Agreement by Target or the consummation by Target of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2; and
(ii) such consents, approvals, orders, authorizations, registrations, declarations and filings (x) as may be required under applicable federal and state securities laws and the securities laws of any foreign country or (y) if not obtained by Target, would not have a Material Adverse Effect on Target.

     3.4 Financial Statements. Target has delivered to Acquiror its audited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis for the fiscal year ended December 31, 1998, and its unaudited financial statements (balance sheet, statement of operations and statement of cash flows) as at, and for the two-month period ended, March 31, 1999 (collectively, the "Financial Statements"). The Financial Statements have been prepared from the books and records of accounts of Target and its subsidiaries and in accordance with generally accepted accounting principles (except that the unaudited financial statements do not have notes thereto and are subject to normal year-end audit adjustments) applied on a consistent basis throughout the periods indicated and with each other. Except as set forth on
Schedule 3.4 to the Target Disclosure Statement, the Financial Statements fairly present in all material respects the financial condition and operating results of Target as of the dates, and for the periods, indicated therein, subject in the case of the unaudited financial statements to normal year-end audit adjustments which are not material individually or in the aggregate. Target maintains and will continue to maintain prior to the Effective Date an adequate system of internal controls established and administered in accordance with generally accepted accounting principles.

     3.5 Absence of Certain Changes. Since March 31, 1999 (the "Target Balance Sheet Date"), Target and its subsidiaries have conducted their business in the ordinary course consistent with past practice and, except as expressly contemplated by this Agreement, there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect to Target; (ii) any acquisition, sale or transfer of any material asset of Target; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or any revaluation by Target of any of its assets; (iv) any issuance or sale by Target of any shares of its capital (or any option or right to acquire same) or of any other equity securities or any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Target, or any direct or indirect redemption, purchase or other acquisition by Target of any of its shares of capital stock;
(v) any Material Contract (as defined in Section 3.28) entered into by Target or any of its subsidiaries, other than in the ordinary course of business and made available to Acquiror, or any material amendment of any Material Contract; (vi) any amendment or change to the Certificate of Incorporation or Bylaws or equivalent organizational documents of Target or any of its subsidiaries; (vii) any increase in or modification of the compensation or benefits payable or to become
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payable by Target to any of its directors or employees other than in the ordinary course of business in accordance with past practice and as disclosed on
Schedule 3.5 to the Target Disclosure Statement; or (viii) any agreement by Target to do any of the things described in the preceding clauses (i) through
(vii) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

     3.6  Absence of Undisclosed Liabilities. Except as set forth in Schedule
3.6 to the Target Disclosure Statement, Target and its subsidiaries have no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in the Financial Statements as of March 31, 1999 (the "Target Balance Sheet"); (ii) those incurred in the ordinary course of business and not required to be set forth in the Target Balance Sheet under U.S. GAAP;
(iii) those incurred in the ordinary course of business since the Target Balance Sheet Date and consistent with past practice; none of which in the case of clauses (ii) and (iii) is material to Target either individually or in the aggregate, or (iv) except as expressly contemplated by this Agreement.

     3.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation (each, an "Action") pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Target, threatened against Target or its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such). There is no judgment, injunction, decree or order (each, an "Order") against Target, or, to the knowledge of Target or any of its subsidiaries, or any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could be reasonably expected to have a Material Adverse Effect on Target. All Actions and Orders to which Target or its subsidiaries, or to the knowledge of Target, any of their respective directors or officers (in their capacities as such) is a party or subject (or, to the knowledge of Target, threatened to become a party or subject), or any facts which reasonably could be expected to result in litigation or the threat thereof, are disclosed in Schedule 3.7 to the Target Disclosure Statement.

     3.8 Governmental Authorization. Target and each of its subsidiaries has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Target or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Target's or any of its subsidiaries' business or the holding of any such interest in its properties (the items referenced in clauses (i) and (ii) herein collectively called "Target Authorizations"), and all of such Target Authorizations are in full force and effect, except for such authorizations if not obtained by Target would not have a Material Adverse Effect on Target.

     3.9 Title to Property. Target and each of its subsidiaries has good and marketable title to (or, with respect to leased properties and assets, to its knowledge, valid leasehold interests in) all of its owned properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Target Balance Sheet Date in the ordinary course of business), free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) as reflected in the Financial Statements, (ii) the lien of current taxes not yet due and payable, and (iii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties. All material (individually or in the aggregate) plants, property and equipment of Target and each of its subsidiaries that are used in the operations of its business are in good operating condition and repair. All properties used in the operations of Target and its subsidiaries are reflected in the Target Balance Sheet to the extent generally accepted accounting principles require the same to be reflected. Schedule 3.9 to the Target Disclosure Statement also identifies each parcel of real property owned or leased by Target or any of its subsidiaries.

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     3.10  Intellectual Property.

     (a) Target and each of its subsidiaries owns or otherwise possesses legally enforceable rights or licenses to all patents, trademarks, trade names, service marks, maskworks, copyrights (including but not limited to moral rights), and any applications for any of the foregoing, net lists, schematics, diagrams, circuitry, technology, know-how, show-how, trade secrets, inventory, inventions, ideas, discoveries, improvements, designs, concepts, techniques, algorithms, formulas, methods, processes, apparatus, products, devices, systems, networks, data, plans, libraries, works of authorship, media, pictorial works, graphic works, audiovisual works, hardware, firmware, computer interfaces (including but not limited to programming interfaces), computer languages, computer protocols, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material (collectively, the "Target Intellectual Property"), irrespective of whether patentable that, as of the date hereof, are used, have been used or are proposed to be used in the business of Target as currently conducted or as currently proposed to be conducted by Target. Except as specifically described on Schedule
3.10 to the Target Disclosure Statement, Target or a subsidiary of Target is the sole and exclusive owner of all right, title and interest in and to all Target Intellectual Property. Target and its subsidiaries have not (i) licensed or provided any of the Target Intellectual Property in source code form to any party or (ii) entered into any exclusive agreements relating to any Target Intellectual Property with any party.

     (b) Schedule 3.10 to the Target Disclosure Statement lists: (i) all patents and patent applications, and registered and unregistered trademarks, trade names and service marks, registered copyrights, and applications for copyright registration and registered maskworks and applications for maskwork registration made by Target or any of its subsidiaries which are included in the Target Intellectual Property, including the jurisdictions in which each such Target Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed; (ii) all licenses, sublicenses and other agreements as to which Target or any of its subsidiaries is a party and pursuant to which any other person is authorized to use any Target Intellectual Property; and (iii) all licenses, sublicenses and other agreements as to which Target or any of its subsidiaries is a party and pursuant to which Target or any such subsidiary is authorized to use any intellectual property rights, including software (collectively, "Third Party Intellectual Property Rights") which are incorporated in, is, or forms (or in each of the foregoing instances which is currently contemplated to be incorporated in, be or form) a part of any current version of any Target product (or the most current version of any Target product being used by existing customers), product under development, service or service under development, as well as any third-party intellectual property or software used by Target or its subsidiaries (other than commercially available software having a value or license fee of less than $5,000) and the amount of any license fees, royalties or other amounts paid for or payable for such use.

     (c) To the knowledge of Target, there is no unauthorized use, disclosure, infringement, violation or misappropriation of any Target Intellectual Property or violation of any non-competition agreements by any third party, including any employee or former employee of Target or any subsidiary and there is no unauthorized use, disclosure, infringement, violation or misappropriation of any Third Party Intellectual Property Rights by Target or any subsidiary, including any employee or former employee of Target or any subsidiary. Neither Target nor any of its subsidiaries has entered into any agreement to indemnify (or hold harmless) any other person against any charge of misuse, unauthorized disclosure, infringement, violation or misappropriation of any intellectual property or violation of any non-competition agreement, other than indemnification against infringement as contained in license agreements arising in the ordinary course of business.

     (d) Neither Target nor any of its subsidiaries is, nor will they be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement, to which the Target or any of its subsidiaries is a party relating to Target Intellectual Property or Third Party Intellectual Property Rights. To the best of Target's knowledge, no third party is in breach of any license, sublicense or other agreement (as to which Target or any of its subsidiaries is a party) relating to Target Intellectual Property or Third Party Intellectual Property Rights.
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     (e) All issued patents and registered trademarks, trade names, service marks, maskworks and copyrights owned by Target or any of its subsidiaries are valid, subsisting, in full force and effect, and not abandoned. Neither Target or any of its subsidiaries (i) is a party to any suit, action or proceeding, nor to Target's knowledge is any such suit, action or proceeding threatened which involves a claim of misuse, unauthorized disclosure, infringement, violation or misappropriation by Target or any of its subsidiaries (including Target or its subsidiaries' employees, stockholders and affiliates) of any Third Party Intellectual Property Right; (ii) has no knowledge that the development, manufacturing, use, marketing, distribution, licensing or sale of any of its products or services misuses, discloses without authorization, infringes, violates or misappropriates any Third Party Intellectual Property Right; and
(iii) has neither brought nor currently intends to bring any suit, action or proceeding for misuse, unauthorized disclosure, infringement, violation or misappropriation of Target Intellectual Property or breach of any license, sublicense or agreement involving Target Intellectual Property against any third party.

     (f) With regard to consultants and employees of Target or its subsidiaries who contributed to conception, reduction to practice, creation or development of Target Intellectual Property in the course of providing services to Target or its subsidiaries, Target or its subsidiaries secured valid written assignments from all such consultants and employees of all rights to such Target Intellectual Property (including waivers of any moral rights) to the extent that Target or its subsidiaries would not have already owned such rights by operation of law. True and correct copies of all such assignments have been provided or made available to Acquiror. Each current and former employee and consultant of Target or its subsidiaries has executed a proprietary information and inventions agreement substantially containing the terms set forth in the form attached as
Schedule 3.10 to the Target Disclosure Statement.

     (g) "Confidential Information" shall mean Target Intellectual Property not otherwise protected by patents, patent applications, trademarks or copyrights that is not in the public domain as of the Closing. With respect to Confidential Information owned by Target or any of its subsidiaries, Target or such subsidiary has taken all reasonable steps to protect and preserve the confidentiality of such Confidential Information, and all accessibility, receipt, use, disclosure, delivery, dissemination, reproduction or appropriation of such Confidential Information by or to a third party has been subject to, and properly entitled to receive the benefit of, the terms of a written agreement between Target or such subsidiary and such third party providing for confidentiality obligations. With respect to Confidential Information known by Target or any of its subsidiaries at the time of disclosure to be confidential and not owned by Target or such subsidiary, all accessibility, receipt, use, disclosure, delivery, dissemination, reproduction or appropriation of such Confidential Information by Target or such subsidiary has been pursuant to the terms of a written agreement between Target or such subsidiary and the owner of such Confidential Information, or is otherwise lawful.

     (h) Except as specifically described on Schedule 3.10 to the Target Disclosure Statement, to the best of Target's knowledge, no third party has claimed invalidity of, or superior rights to, any one or more parts of Target Intellectual Property owned by Target. Except as specifically described on
Schedule 3.10 to the Target Disclosure Statement and except for possible claims for infringement of which Target has no knowledge of any such claims, Target or each of its subsidiaries has full legal right and authority to license, sublicense, sell, assign, transfer and convey good, valid and marketable title to all Target Intellectual Property owned by Target or such subsidiary, (i) free and clear of any and all ownership rights (and ownership interests) of any one or more third parties, (ii) free and clear of any and all liens, charges, security interests, restrictions, encumbrances or claims, (iii) without requiring any consent, authorization or approval of any one or more third parties, and (iv) without violation of, breach of, default under, conflict with, or acceleration of the performance required by any agreement, obligation or legal restrictions (e.g., law, statute, regulation, order, award, judgment, writ, injunction or decree), irrespective of whether with or without notice, irrespective of whether with or without lapse of time, and irrespective of whether judicial, administrative or arbitration.

     (i) With respect to all software included in Target Intellectual Property owned by Target or any of its subsidiaries, Target or such subsidiaries maintain documentation and commented source code. Such

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software operates in accordance with the current product specification therefor without material operating defects, except as specifically described on Schedule 3.10(i) to the Target Disclosure Statement.

     Target has provided or made available to Acquiror either (i) a written summary description of all problems related in any way to the functionality of all such software or the provision of related services to customers of Target or any of its subsidiaries experienced by Target or any subsidiary, or reported to Target or any subsidiary by any third party, in the past twelve (12) months or
(ii) a written statement that Target and its subsidiaries have not experienced any such problems with such software in the past twelve (12) months, nor have any such problems been reported to Target or any subsidiary by any third party.

     (j) The software included in Target Intellectual Property is "year 2000 compliant" in that (x) it is designed to be used prior to, during and after January 1, 2000 and (y) the occurrence of the date January 1, 2000 will not, by itself, cause such software to fail to operate in accordance with the published specifications for such software. Specifically, the occurrence in or use by the programs of Target or any of its subsidiaries included in Target Intellectual Property of dates on or after January 1, 2000 (the "Millennium Dates") will not adversely affect the performance of the software or the hardware into which it is incorporated or with which it is to be used, with respect to date dependent data, computations, or other functions (including without limitation, calculating, computing and sequencing) and the software will create, store and generate output data related to or including Millennium Dates without errors or omissions.

     3.11  Environmental Matters.

     (a) The following terms shall be defined as follows:

          (i) "Environmental Laws" shall mean any federal, state or local laws, ordinances, codes, regulations, rules and orders that are intended to assure the protection of the environment, or that regulate, call for the remediation of, or require reporting with respect to, air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to protect employees, workers or other persons, including the public, from exposure to hazardous or toxic substances, materials or waste.

          (ii) "Hazardous Materials" shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, those substances, materials and wastes defined in or regulated under any Environmental Laws.

          (iii) "Property" shall mean all real property leased or owned by Target or its subsidiaries either currently or in the past.

          (iv) "Facilities" shall mean all buildings and improvements on the Property of Target.

     (b) Target represents and warrants as to itself and any of its subsidiaries as follows: (i) it has not used at or released from the Facilities any methylene chloride or asbestos, and, to its knowledge, no methylene chloride or asbestos is present at or is used at or has been released from the Facilities by any third party; (ii) it has disposed of all Hazardous Materials and wastes generated or used by Target in accordance with all Environmental Laws; (iii) it has not received notice (oral or written) of any noncompliance of the Facilities or Target's past or present operations with Environmental Laws; (iv) no notices, administrative actions or suits are pending or, to Target's knowledge, threatened relating to a violation of any Environmental Laws by it; (v) during it's occupation of the Facilities, the Property has not had a release of Hazardous Materials which requires or will reasonably be expected to require any investigation or remediation by it under applicable Environmental Laws; (vi) to its knowledge, there have not been in the past any Hazardous Materials on, under or migrating to or from the Facilities or Property, and there are not now any Hazardous Materials on, under or migrating to or from the Property; (vii) there are not now any Hazardous Materials on or migrating from the Facilities; (viii) to its knowledge, there have not been in the past, and there are not now, any underground tanks or underground improvements at,

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on or under the Property including without limitation, treatment or storage tanks, pumps, or water, gas or oil wells; (ix) to its knowledge, there are no polychlorinated biphenyls ("PCBs") deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of 50 parts per million; (x) to its knowledge, there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (xi) the Facilities and its use of the Facilities and activities therein, and to its knowledge all third parties' use and possession of the Facilities and activities therein, have at all times materially complied with all Environmental Laws; and (xii) it has all the permits and licenses required to be issued under applicable Environmental Laws for the operation of its business as currently conducted and is in full compliance with the terms and conditions of those permits.

     3.12 Taxes. Target (and including any consolidated, combined or unitary group for Tax (as defined below) purposes of which Target is or has been a member) has timely filed all Tax Returns (as defined below) required to be filed by law. Such returns were correct and complete as filed and reflect accurately all liability for Taxes for the periods covered thereby. Target has paid all Taxes due with respect to periods covered by such Tax Returns whether or not shown thereon to be due. The Target Financial Statements (i) fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the Target Balance Sheet Date and Target has not incurred and will not incur any Tax liability in excess of the amount reflected on the Target Financial Statements with respect to such periods, and (ii) properly accrue all liabilities for Taxes payable after the Target Balance Sheet Date with respect to all transactions and events occurring on or prior to such date, except as specifically described on Schedule 3.12 to the Target Disclosure Statement. No Tax liability since the Target Balance Sheet Date has been or will be incurred by Target other than in the ordinary course of business consistent with past practices and adequate provision has been made in Target's financial statements for all Taxes since the Target Balance Sheet Date on at least a quarterly basis. Target has withheld and paid when due to the applicable financial institution or Tax Authority (as defined below) all amounts required to be withheld. No notice of deficiency or similar document of any Tax Authority has been received or, to Target's knowledge, is expected to be received by Target, and there are no liabilities for Taxes with respect to issues that have been raised (and are currently pending) by any Tax Authority that could, if determined adversely to Target, result in any liability of Target for Taxes not provided for in the Target Balance Sheet. There is (i) no claim for Taxes not reflected in the Target Balance Sheet; (ii) no Tax Return of Target that has been audited by a Tax Authority, and Target has not received notification of any audit of any Tax Return of Target being conducted, pending or threatened by a Tax Authority and no examination of any Tax Return is in progress; (iii) no extension or waiver of the statutory period with respect to the assessment or reassessment of Taxes or the filing of any Tax Return or payment of any Taxes is currently in effect; and
(iv) no agreement, contract or arrangement to which Target or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Section 162(m), 280G (without regard to the exceptions in paragraph (b)(4) or (b)(5) thereof) or 404 of the Code. Target will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to any provision of applicable Tax laws as a result of transactions, events or accounting methods employed prior to the Closing. Target is not a party to any tax sharing or tax allocation agreement nor does Target owe any amount under any such agreement. Schedule 3.12 to the Target Disclosure Statement lists each power of attorney which is currently in force granted by Target with respect to any Tax matter. No Tax Authority has asserted, orally or in writing, that Target is subject to any jurisdiction in which Target has not filed all required Tax Returns. For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, capital, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax Authority") responsible for the imposition of any such tax, (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable

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period and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form, including, without limitation, estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns required to be filed with respect to Taxes. Target is not subject to any Tax exemptions or other Tax-sparing agreement or order of any Tax Authority or Governmental Entity applicable to it and the consummation of the Merger shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions or other Tax-sparing agreement or order.

     3.13  Employee Benefit Plans.

     (a) Schedule 3.13 to the Target Disclosure Statement lists, with respect to Target and its subsidiaries, within the meaning of Section 414(b), (c), (m) or
(o) of the Code: (i) all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (ii) each loan to a non-officer employee in excess of $10,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements; (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements; (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Target and that do not generally apply to all employees; and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Target or its subsidiary of greater than $10,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Target or its subsidiary (together, the "Target Employee Plans").

     (b) Target has furnished or made available to Acquiror a copy of each of the Target Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Target Employee Plan which is subject to ERISA reporting requirements, provided or made available copies of the Form 5500 reports filed for the preceding five years. Any Target Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination. Target has also furnished Acquiror with the most recent Internal Revenue Service determination letter issued with respect to each such Target Employee Plan, and nothing has occurred since the issuance of each such letter which would reasonably be expected to cause the loss of the tax-qualified status of any Target Employee Plan subject to Code Section 401(a). Target has also furnished or made available to Acquiror with all registration statements and prospectuses prepared in connection with each Target Employee Plan.

     (c) (i) None of the Target Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and
Section 4975 of the Code, with respect to any Target Employee Plan, which would reasonably be expected to have, in the aggregate, a Material Adverse Effect on Target; (iii) each Target Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all applicable statutes, rules and regulations (including ERISA and the Code), except as would not have, in the aggregate, a Material Adverse Effect on Target, and Target has performed all obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Target Employee Plans; (iv) neither Target nor any subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect
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to any of the Target Employee Plans; (v) all material contributions required to be made by Target to any Target Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Target Employee Plan for the current plan year; (vi) with respect to each Target Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred; (vii) no Target Employee Plan is covered by, and neither Target nor any subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code; and (viii) each Target Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Acquiror (other than ordinary administrative expenses typically incurred in a termination event and contributions made though the date of termination). With respect to each Target Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Target has prepared in good faith and timely filed all requisite governmental reports (which were true and correct in all material respects as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Target Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Target is threatened, against or with respect to any Target Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. No payment or benefit which will or may be made by Target or its subsidiary to any employee will be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code.

     (d) With respect to each Target Employee Plan, Target has complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the regulations thereunder, (ii) the applicable requirements of the Family and Medical and Leave Act of 1993 and the regulations thereunder, except to the extent that such failure to comply would not, in the aggregate, have a Material Adverse Effect on Target, and (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder, except to the extent that such failure to comply would not, in the aggregate, have a Material Adverse Effect on Target.

     (e) There has been no amendment to, written interpretation or announcement (whether or not written) by Target relating to, or change in participation or coverage under, any Target Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Target's financial statements.

     (f) Pension Plans. Target does not currently maintain, sponsor, participate in or contribute to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

     (g) Multiemployer Plans. Target is not a party to, nor has it made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

     3.14 Certain Agreements Affected by the Merger. Except as specifically described on Schedule 3.14 to the Target Disclosure Statement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) entitle any current or former employee, director or other service provider of Target or any of its subsidiaries to severance benefits or any other payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due; (ii) materially increase any benefits otherwise payable by Target or any of its subsidiaries to any current or former employee, director or other service provider; or (iii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director or service provider.

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     3.15  Employee Matters. Schedule 3.15 to the Target Disclosure Statement
lists: (i) (x) all current employees of Target or any of its subsidiaries, their respective date of hire and current rate of compensation and (y) each person who has either accepted, has an outstanding offer, or whom Target or any of its subsidiaries proposes to offer employment and such person's prospective or proposed date of hire, title and rate of compensation; (ii) each employment and consulting agreement or arrangement to which Target or any of its subsidiaries is a party and which is not terminable "at will" or upon such notice as results by law from the termination of employment of an employee without agreement as to notice or severance by Target or any of its subsidiaries; and (iii) the names of each employee of Target or any of its subsidiaries who is subject to a non-competition, non-solicitation or similar agreement, true and correct copies of agreements for (ii) above have been provided to Acquiror and true and correct copies for agreements described in (iii) above have been made available to Acquiror. Target and its subsidiary are in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. Target and its subsidiaries have withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither Target nor any of its subsidiaries is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against Target or any of its subsidiaries under any workers compensation plan or policy or for long term disability. There are no disputes pending or, to the knowledge of Target, threatened, between Target or its subsidiary and any employees, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic. Neither Target nor any of its subsidiaries is a party to any collective bargaining agreement or other labor unions contract nor does Target know of any activities or proceedings of any labor union to organize any such employees. Except as set forth on Schedule 3.15 to the Target Disclosure Statement, to Target's knowledge, no employees of Target or any of its subsidiaries are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Target or any of its subsidiaries because of the nature of the business conduced or presently proposed to be conducted by Target or its subsidiaries or to the use of trade secrets or proprietary information of others. No employees of Target or any of its subsidiaries have given notice to Target or any of its subsidiaries, nor does Target otherwise have knowledge, that any such employee intends to terminate his or her employment with Target or any of its subsidiaries.

     3.16 Interested Party Transactions. Neither Target nor any of its subsidiaries is indebted to any director, officer, employee or agent of Target or any of its subsidiaries (except for amounts due as normal salaries and bonuses and in payment of ordinary fees and expenses), and no such person is indebted to Target or any of its subsidiaries, except as set forth in Schedule
3.16 to the Target Disclosure Statement.

     3.17 Insurance. Target and its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Target and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target or the subsidiary, as applicable, is otherwise in compliance with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

     3.18 Compliance With Laws. Target and its subsidiary have complied with, are not in violation of, and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of their business, or the ownership or operation of its

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business, except for such violations or failures to comply as would not be reasonably expected to have a Material Adverse Effect on Target.

     3.19 Minute Books. The minute books of Target and its subsidiaries made available to Acquiror contain a complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Target and its subsidiaries.

     3.20 Complete Copies of Materials. Target has delivered or made available to Acquiror true and complete copies of each document set forth on the Target Disclosure Statement and true and complete copies of all documents requested by Acquiror as part of its due diligence have been provided or made available to Acquiror by Target.

     3.21 Brokers' and Finders' Fees. Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.22 Stockholder Agreement; Irrevocable Proxies. Holders of more than 78.65% of the outstanding shares of Target Capital Stock and more than 51% of each series of the Target Preferred Stock have agreed in writing to vote for approval of the Merger pursuant to voting agreements contained in the Stockholder Agreement in the form attached hereto as Exhibit A (the "Stockholder Agreements"), and pursuant to the Irrevocable Proxies in the form attached thereto as Exhibit A (the "Irrevocable Proxies").

     3.23 Vote Required. The affirmative vote of the holders of at least (i) a majority of the outstanding shares of each series of Target Preferred Stock, with each series voting separately as a separate class and (ii) a majority of the outstanding shares of the Target Capital Stock, in each case outstanding on the record date set for the special meeting of Target stockholders called for the purpose of approving the Merger and related matters (the "Target Stockholders' Meeting") (or any written consent in lieu thereof) is the only vote (or consent) of the holders of any Target Capital Stock necessary to approve this Agreement and the transactions contemplated hereby, and Section 203 of the DGCL is inapplicable to the Merger.

     3.24 Stockholders Agreements. There are no agreements among Target and any Stockholder or holder of options or warrants to acquire from Target any shares of its capital stock providing for registration rights, rights of first refusal, rights of co-sale, relating to the voting of Target securities or requiring Target to obtain the consent or approval of any such Stockholders prior to taking or failing to take any action.

     3.25 Board Approval. The Board of Directors of Target has (i) approved and declared the advisability of this Agreement and the Merger, (ii) has determined that the Merger is in the best interests of Target and its stockholders and is on terms that are fair to such stockholders and (iii) will recommend that the stockholders of Target approve this Agreement and the Merger.

     3.26 Accounts Receivable. Subject to any reserves set forth in the Financial Statements, the accounts receivable shown on the Financial Statements represent and will represent on the Effective Date bona fide claims against debtors for sales and other charges, and are not subject to discount except for normal cash and trade discounts in the ordinary course of business consistent with past practices. Based on past practice, the amount carried for doubtful accounts and allowances disclosed in the Financial Statements is sufficient to provide for any losses which may be sustained on realization of the receivables.

     3.27 Customers and Suppliers. No customer which individually accounted for more than 5% of Target's consolidated gross revenues during the 12-month period preceding the date hereof, and no supplier of Target during the 12-month period preceding the date hereof has canceled or otherwise terminated, or made any written threat to Target to cancel or otherwise terminate its relationship with Target, or has decreased materially its services or supplies to Target in the case of any such supplier, or its usage of the services or products of Target in the case of such customer, and to Target's knowledge, no such supplier or customer has threatened to cancel or otherwise terminate its relationship with Target or to decrease materially its services or supplies to Target or its usage of the services or products of Target, as the case

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

may be. Target has not knowingly breached, so as to provide a benefit to Target that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Target.

     3.28  Material Contracts. Except for the contracts described in Schedule
3.28 to the Target Disclosure Statement (collectively, the "Material Contracts"), Target and its subsidiaries are not a party to or bound by any material contract (other than contracts that have been terminated), including without limitation:

          (a) any third-party distributor agreement, value-added reseller agreement, OEM agreement or any agreements providing for third parties to receive commissions upon sales by Target or its subsidiaries, advertising or sales agent agreements, agreements providing for imbedding of third-party software into current or prospective products of Target or its subsidiary, agreements with third parties for the development of software and agreements providing for the payment of royalties to third parties;

          (b) any continuing contract for the purchase of materials, supplies, equipment or services obligating, in the case of any such contract, Target or its subsidiaries to payments of more than $10,000 annually;

          (c) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with U.S. GAAP;

          (d) any contract limiting the ability of Target or any of its subsidiaries to engage in any line of business or to compete with any other person or entity or within any geographical area or pursuant to which Target or any of its subsidiaries is restricted from selling, licensing or otherwise distributing any of its technology or products to, or providing services to, customers, potential customers or any class of customers;

          (e) any confidentiality, secrecy or non-disclosure contract, other than non-disclosure agreements entered into in the normal course of business or in connection with efforts to obtain financing;

          (f) any material contract pursuant to which Target or its subsidiary is a lessor or lessee of (i) any real property or (ii) any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

          (g) any contract with any person for property or services with whom Target or any of its subsidiaries does not deal at arm's length and as a result, Target or such subsidiary was negatively impacted; or

          (h) any material agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other person or entity.

     3.29 No Breach of Material Contracts. Target or its subsidiary (as appropriate) has substantially performed all of the obligations required to be performed by it on or prior to the date hereof, and to Target's knowledge neither Target nor such subsidiary is alleged to be in default, in respect of any Material Contract. Each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act, with respect to Target or one of its subsidiaries or to Target's knowledge with respect to the other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or condition, would become a default or event of default under any Material Contract. True, correct and complete copies of all Material Contracts have been delivered or made available to Acquiror.

     3.30 Pooling of Interests and Certain Tax Matters. To the best knowledge of Target, neither Target nor any of its subsidiaries nor to its knowledge any of their respective directors, officers, stockholders or affiliates has taken any action which would (i) interfere with Acquiror's ability to account for the Merger

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as a pooling of interests in accordance with U.S. GAAP and the accounting standards of the SEC or (ii) prevent the Merger from constituting a tax-free reorganization under Section 368 of the Code.

     3.31 Affiliates. Schedule 3.31 to the Target Disclosure Statement sets forth those persons who are, in Target's reasonable judgment, "affiliates" of Target within the meaning of Rule 144 under the United States Securities Act of 1933, as amended (the "Securities Act").

     3.32 Preliminary Pooling Letter. Target has caused Ernst & Young LLP, Target's independent auditors, to deliver to Acquiror on or prior to the date hereof a draft letter setting forth the preliminary conclusion of Ernst & Young LLP that no conditions exist that would preclude Acquiror from accounting for the Merger as a pooling of interests as those conditions relate solely to Target.

     3.33 Third Party Consents. Schedule 3.33 to the Target Disclosure Statement lists all Material Contracts that require a consent to a change in control of Target or pursuant to which the Merger or the transactions contemplated hereby would constitute a breach.

     3.34 Export Control Laws. Target represents and warrants that it and each of its subsidiaries has conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing, Target represents and warrants that:

          (a) To its knowledge, Target and its subsidiaries have obtained all export licenses and other approvals required for exports of products, software and technologies from the United States;

          (b) Target and its subsidiary are in material compliance with the terms of all applicable export licenses or other approvals;

          (c) There are no pending or, to Target's knowledge, threatened claims against Target or its subsidiaries with respect to such export licenses or other approvals;

          (d) To Target's knowledge, there are no actions, conditions or circumstances pertaining to export transactions of Target or its subsidiary that may give rise to any future claims; and

          (e) No consents or approvals for the transfer of export licenses to Acquiror are required, or such consents and approvals can be obtained expeditiously without material cost.

     3.35 Product Releases. Target has provided Acquiror a Schedule of Product Releases, which Schedule is attached as Schedule 3.35 to the Target Disclosure Statement. Target believes there is a reasonable basis for achieving the release of products on the schedule described in Schedule 3.35 to the Target Disclosure Statement and is not aware of any change in circumstances or other fact that has occurred that causes it to believe that Target or its subsidiaries will be unable to meet such release schedule.

     3.36 Proxy/Consent Information and S-4. The information with respect to Target, its officers, directors and affiliates in the proxy statement or consent solicitation to be furnished to the stockholders of Target that will form part of the S-4 (the "Proxy/Consent Information") or in the S-4 will not, in the case of the Proxy/Consent Information, on the date the Proxy/Consent Information is first mailed to the stockholders of Target or on the date of the stockholders' meeting or effective date of the stockholders' consent in lieu thereof, or in the case of the S-4, at the time it becomes effective and at the Effective Time, as such Proxy/Consent Information or S-4 is then amended and supplemented, contain any untrue statement of material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.37 Representations Complete. None of the representations or warranties made by Target or its subsidiaries herein or in any Schedule hereto, including the Target Disclosure Statement, or certificate furnished by Target pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits or will omit at the Effective Time to

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

state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF ACQUIROR

     Except as disclosed in a document of even date herewith and delivered by Acquiror to Target prior to the execution and delivery of this Agreement (the "Acquiror Disclosure Statement"), Acquiror and Merger Sub represent and warrant to Target as follows:

     4.1 Organization, Standing and Power. Acquiror and Merger Sub are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Acquiror and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Acquiror. Acquiror has delivered or made available to Target true and complete copies of the Certificate of Incorporation and Bylaws of each of Acquiror and Merger Sub. Neither Acquiror nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or Bylaws.

     4.2 Capital Structure. The authorized capital stock of Acquiror consists of 200,000,000 shares of Common Stock, par value $0.00025 per share (the "Acquiror Common Stock"), and 5,000,000 shares of preferred stock, par value $0.001 per share, of which there were issued and outstanding as of May 7, 1999, 73,287,504 shares of Acquiror Common Stock and no shares of preferred stock. There are no other authorized or outstanding shares of capital stock of Acquiror or voting securities or commitments to issue any shares of capital stock or voting securities of Acquiror other than pursuant to stock option or stock purchase plans of Acquiror. The shares of Acquiror Common Stock to be issued pursuant to the Merger (including upon exercise and payment of the applicable exercise price of assumed Target Stock Options and assumed warrants) will be duly authorized, validly issued, fully paid and non-assessable, free of any liens, charges, claims, security interests or encumbrances (other than liens, charges, claims, security interests or encumbrances created by or imposed upon the holders thereof and other than as contemplated by this Agreement) and free of preemptive rights or rights of first refusal created by statute, Acquiror's Certificate of Incorporation or Bylaws or any agreement to which Acquiror is a party or by which it is bound, other than Acquiror's right of repurchase with respect to unvested options and restrictions under applicable state and federal securities laws, and will be issued in compliance with applicable federal and state securities laws. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $0.01 par value, and 1,000 shares of common stock of Merger Sub are issued and outstanding and held by Acquiror.

     4.3 Authority. Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligation of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Acquiror or Merger Sub or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or Merger Sub or their properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or Merger Sub in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub or the consummation by Acquiror and Merger

Sub of the transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger, as provided in Section 1.2; (ii) the filing of a Form 8-K with the SEC within 15 days after the execution of this Agreement and 15 days after the Effective Time and any required amendments thereto; (iii) the filing of the S-4 in accordance with Section 6.15; (iv) any filings as may be required under applicable federal and state securities laws and the securities laws of any foreign country; (v) the filing with the Nasdaq Stock Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable as a result of the Merger; (vi) the filing of a registration statement on Form S-8 with the SEC, or other applicable form covering the shares of Acquiror Common Stock issuable pursuant to outstanding options under the Target Stock Option Plan assumed by Acquiror; and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Acquiror or Merger Sub and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

     4.4 SEC Documents; Financial Statements. Acquiror has made available to Target each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filing filed with the SEC by Acquiror since January 1, 1998 (collectively, the "Acquiror SEC Documents"). In addition, Acquiror has made available to Target all exhibits to the Acquiror SEC Documents filed prior to the date hereof, and will promptly make available to Target all exhibits to any additional Acquiror SEC Documents filed prior to the Effective Time. As of their respective filing dates, the Acquiror SEC Documents were filed on a timely basis and complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act, and none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror SEC Document. The financial statements of Acquiror, including the notes thereto, included in the Acquiror SEC Documents (the "Acquiror Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with U.S. GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q of the SEC). The Acquiror Financial Statements fairly present the consolidated financial condition and operating results of Acquiror and its subsidiaries at the dates and for the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). Since December 31, 1998, Acquiror has not changed its accounting methods or practices (including any change in depreciation or amortization policies or rates) in any material respect or materially revalued any of its assets and to Acquiror's knowledge no events have occurred which would require Acquiror to restate its prior reported earnings.

     4.5 Absence of Undisclosed Liabilities. Acquiror has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in Acquiror's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Acquiror Balance Sheet"), (ii) those incurred in the ordinary course of business and not required to be set forth in the Acquiror Balance Sheet under U.S. GAAP, (iii) those incurred in the ordinary course of business since the Acquiror Balance Sheet Date and consistent with past practice and (iv) those incurred in connection with or arising as a result of the execution of this Agreement.

     4.6 Broker's and Finders' Fees. Acquiror and Merger Sub have not incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, except for fees arising from Acquiror's engagement of BancBoston Robertson Stephens as financial advisor.

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     4.7  Preliminary Pooling Letter. Acquiror has caused Arthur Andersen & Co.,
Acquiror's independent auditors, to deliver to Acquiror on or prior to the date hereof a draft letter setting forth the preliminary conclusion of Arthur
Andersen & Co. that, assuming Target is a corporation eligible to be a party to a transaction seeking pooling of interests accounting treatment and that the participation of Target in the Merger will not, in and of itself, disqualify the Merger from qualifying for pooling interests accounting treatment, the Merger will qualify for pooling of interests accounting treatment if consummated in accordance with this Agreement.

     4.8 Proxy/Consent Information and S-4. The information with respect to Acquiror, its officers, directors and affiliates in the Proxy/Consent Information or in the S-4 will not, in the case of the Proxy/ Consent Information, on the date the Proxy/Consent Information is first mailed to the stockholders of Target or on the date of the stockholders' meeting or effective date of the stockholders' consent in lieu thereof, or in the case of the S-4, at the time it becomes effective and at the Effective Time, as such Proxy/Consent Information or S-4 is then amended and supplemented, contain any untrue statement of material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE V

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     5.1 Conduct of Business of Target and Acquiror. Subject to the limitations set forth in Section 5.2, the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, each of Target and Acquiror agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by the other), to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted. Subject to the limitations set forth in Section 5.2, Target further agrees to pay debts when commercially reasonable and pay Taxes when due subject (i) to good faith disputes over such debts or Taxes and (ii) to Acquiror's consent to the filing of material Tax Returns, if applicable, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, and use its reasonable efforts to keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time.

     5.2 Conduct of Business of Target. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as set forth in the Target Disclosure Statement or as expressly contemplated by this Agreement, Target shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Acquiror:

          (a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws or other equivalent organizational documents;

          (b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than any issuance of Target Common Stock upon exercise of outstanding options therefor or upon exercise of outstanding warrants, in each case outstanding as of the date of this Agreement except for issuances of options contemplated hereby) or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;

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

          (c) Stock Option Plans, Etc. Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans, or lower the exercise price of such options or authorize cash payments in exchange for any options or other rights granted under any of such plans;

          (d) Material Contracts. Enter into any contract or commitment which would be required to be set forth as a Material Contract on Schedule 3.28 to the Target Disclosure Statement if it had been entered into prior to the date hereof, or violate, amend or otherwise modify or waive any of the terms of any of any such material contracts, other than in the ordinary course of business consistent with past practice or except as disclosed on
     Schedule 5.2 to the Target Disclosure Statement;

          (e) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (x) the issuance of shares of its Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement or pursuant to the exercise of warrants outstanding as of the date of this Agreement, (y) upon conversion of the Series A Preferred and Series B Preferred, and (z) the issuance of options to purchase up to 250,000 shares of Target Common Stock to employees hired after the date hereof or for additional issuances to existing employees (not to exceed 30,000 shares to any individual) with exercise prices not less than the fair market value for Target Common Stock on the date of the option grant, and Acquiror will not unreasonably withhold consent for option issuances in excess of these amounts.

          (f) Intellectual Property. Transfer to any person or entity any rights to Target Intellectual Property other than in the ordinary course of business consistent with past practice;

          (g) Exclusive Rights. Enter into any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technologies or, except as disclosed on Schedule 5.2 to the Target Disclosure Statement, amend any such agreement (but in any case with no extension of the scope of such agreements);

          (h) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, taken as a whole, except for sales or licenses of products in the ordinary course of business consistent with past practice;

          (i) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, otherwise than in connection with a loan from Acquiror;

          (j) Leases. Enter into any operating lease in excess of $10,000;

          (k) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $5,000 in any one case or $15,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements or disclosed on Schedule 5.2 to the Target Disclosure Statement;

          (l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice;

          (m) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

          (n) Termination or Waiver. Terminate or waive any right or rights which individually or in the aggregate would reasonably be expected to be material in value to Target, other than in the ordinary course of business;

          (o) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any employee benefit or stock purchase or option plan (except as expressly contemplated by this Agreement), or hire any
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

     new director level or officer level employee, pay any special bonus or special remuneration to any employee or director or increase the salaries or wage rates of its employees other than pursuant to normal adjustments in accordance with past practice or except as provided on Schedule 5.2 to the Target Disclosure Statement;

          (p) Severance Arrangements. Grant, pay or agree to any provisions regarding severance or termination pay to any director, officer or other employee except as provided on Schedule 5.2 to the Target Disclosure Statement;

          (q) Lawsuits. Commence a lawsuit or take any action in connection with any existing or threatened lawsuit, administrative proceeding, mediation, arbitration or other similar proceeding other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit or take such action would result in the material impairment of a valuable aspect of its business, the waiver of any right or claim, and/or the violation of any statute of limitations, statutory or judicial deadline, provided that it consults with Acquiror prior to the filing of such a suit or taking of such action, or (iii) for breach of this Agreement or any other agreement between Acquiror and Target.

          (r) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business;

          (s) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (t) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

          (u) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 5.2(a) through (t) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

     5.3 No Solicitation. During the period from the date of this Agreement and continuing until the earlier of: (i) the termination of this Agreement; (ii) the Effective Time; and (iii) the Drop-Dead Date (as defined in, and subject to the right to extend provided in, Section 8.1(b)), Target and the officers, directors, employees or other agents of Target will not, directly or indirectly, solicit, initiate, engage or participate in any discussions or negotiations or enter into any agreement or arrangement regarding the sale of a material amount of the assets of Target or its subsidiary, or any merger, business combination, restructuring, recapitalization, liquidation or similar transaction involving Target or its subsidiary, or the sale or transfer of shares of Target Capital Stock, or enter into any new strategic or marketing alliance except as disclosed on Schedule 5.3 to the Target Disclosure Statement, or afford access to the properties, books or records of Target to any person that has advised Target that it may be considering making, or that has made, a proposal for such a transaction, except to the extent required pursuant to Section 220 of the DGCL and except with respect to Acquiror. Target will promptly notify Acquiror after receipt of any such proposal and will keep Acquiror fully informed of the status and details of any such proposal, request or any correspondence or communications related thereto.

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                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.1 Consent of Stockholders. Target shall promptly after the date hereof take all commercially reasonable actions necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws, as amended, to secure the written consent of its stockholders as soon as practicable after the date of this Agreement. Target shall use its commercially reasonable efforts to solicit from stockholders of Target proxies or written consent in favor of the Merger and shall take all other commercially reasonable action necessary or advisable to facilitate the vote or consent of stockholders required to effect the Merger. To the extent Acquiror holds proxies directing Acquiror to vote in favor of the Merger, Acquiror shall do so in any such meeting or written consent in lieu thereof; provided that the requirement to vote in favor of the Merger shall not be deemed to be, or to require, a waiver by Acquiror of the satisfaction of any of the conditions to Acquiror's obligation to consummate this Agreement and the transactions contemplated hereby and Acquiror's obligation to consummate and effect the Agreement and the transactions contemplated hereby shall continue to be subject to the satisfaction of all such conditions.

     6.2  Access to Information.

     (a) Target shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all properties, books, contracts, commitments and records of Target and its subsidiary, and (ii) all other information concerning the business, properties and personnel of Target and its subsidiary as Acquiror may reasonably request. Target agrees to provide to Acquiror and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

     (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Acquiror and Target shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations and transitional matters relating to employees.

     (c) No information or knowledge obtained in any investigation pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     6.3 Confidentiality. The parties acknowledge that Acquiror and Target have previously executed a Mutual Non-Disclosure Agreement dated October 30, 1998 (the "Confidentiality Agreement"), which Confidentiality Agreement shall, except as set forth in Section 6.2 above, continue in full force and effect in accordance with its terms and is incorporated herein by reference.

     6.4 Public Disclosure. Target understands that Acquiror is a public company, and that until the transactions contemplated by this Agreement are made public, Target and those whom they advise of this transaction (which shall only be on a "need to know basis" or as otherwise agreed to by Acquiror) may be privy to material inside information; accordingly, Target understands, and Target has apprised those of its respective officers, directors, stockholders and agents who know of the potential transaction, of the need for confidentiality and the potential consequences of any trading in the securities of Acquiror. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange, or the Nasdaq Stock Market. To the extent practicable, Acquiror will consult with Target prior to issuing any such release, statement or disclosure.

     6.5 Consents; Cooperation. Each of Acquiror and Target shall promptly apply for or otherwise seek, and use its commercially reasonable efforts to obtain, all consents and approvals required to be obtained by

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

it for the consummation of the Merger, and shall use commercially reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise.

     6.6 Target Affiliate Agreements. Target shall cause to be delivered prior to the Effective Time to Acquiror a Target Affiliate Agreement (the "Target Affiliate Agreements") in the form attached hereto as Exhibit D from all affiliates of Target listed on Schedule 3.31 to the Target Disclosure Statement and any person who to the knowledge of Target, may be deemed to have become an affiliate of Target after the date of this Agreement and prior to the Effective Time. The foregoing notwithstanding, Acquiror shall be entitled to place legends as specified in the Target Affiliate Agreement on the certificates evidencing any of the Acquiror Common Stock to be received by (i) any affiliate of Target or (ii) any person Acquiror reasonably identifies (by written notice to Target) as being a person who may be deemed an "affiliate" within the meaning of Rule 145 promulgated under the Securities Act, and to issue appropriate stop transfer instructions to the transfer agent for such Acquiror Common Stock, consistent with the terms of the Target Affiliate Agreement, regardless of whether such person has executed a Target Affiliate Agreement and regardless of whether such person's name and address appear on Schedule 3.31 to the Target Disclosure Statement.

     6.7 Legal Requirements. Each of Acquiror and Target will, and will cause their respective subsidiaries (if any) to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     6.8 Blue Sky Laws. Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Acquiror Common Stock in connection with the Merger, and shall be responsible for any filing fees and expenses associated with such steps. Target shall use its best efforts to assist Acquiror as reasonably requested by Acquiror to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Acquiror Common Stock in connection with the Merger.

     6.9  Employee Benefit Plans.

     (a) Assumption of Options. At the Effective Time, the Target Stock Option Plan and each outstanding option to purchase shares of Target Common Stock under the Target Stock Option Plan ("Target Stock Options"), whether vested or unvested, will be assumed by Acquiror in accordance with the provisions described below. Schedule 6.9 to the Target Disclosure Statement sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Target Stock Option Plan including the number of shares of Target Capital Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Target shall deliver to Acquiror an updated Schedule 6.9 current as of such date. Each such option so assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target Stock Option Plan and the applicable stock option agreement immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Target Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Common Stock Conversion Ratio and rounded down to the nearest whole number of shares of Acquiror Common Stock, and (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Target Common Stock at which such option was exercisable immediately prior

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to the Effective Time by the Common Stock Conversion Ratio, rounded up to the nearest whole cent. In addition, for any Target Stock Options which provide for the acceleration of vesting in the event a certain fair market value per share is established for a share of Target Common Stock (the "FMV Target"), the FMV Target for the assumed options shall be equal to the quotient determined by dividing such fair market value by the Common Stock Conversion Ratio, rounded up to the nearest whole cent. Consistent with the terms of the Target Stock Option Plan and the documents governing the outstanding options under such plan, the Merger in and of itself will not terminate any of the outstanding options under the Target Stock Option Plan or accelerate the exercisability or vesting of such options or the shares of Acquiror Common Stock which will be subject to those options upon the Acquiror's assumption of the options in the Merger. Within 20 business days after the Effective Time, Acquiror will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under the Target Stock Option Plan a document evidencing the assumption of such option by Acquiror.

     (b) Assignment of Repurchase Rights. All outstanding rights of Target which it may hold immediately prior to the Effective Time to repurchase unvested shares of Target Common Stock (the "Repurchase Rights") shall be assigned to Acquiror in the Merger and shall thereafter be exercisable by Acquiror upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to the Repurchase Rights, and the exercise price per share shall be adjusted to reflect the Common Stock Conversion Ratio.

     6.10 Escrow Agreement. On or before the Effective Time, the Escrow Agent and the Stockholders' Agent (as defined in Article IX hereto) will execute the Escrow Agreement contemplated by Article IX in substantially the form attached hereto as Exhibit E (the "Escrow Agreement").

     6.11 Form S-8. Acquiror agrees to file, as soon as reasonably practicable after the Closing, a registration statement on Form S-8 covering the shares of Acquiror Common Stock issuable pursuant to outstanding options under the Target Stock Option Plan assumed by Acquiror, to the extent such shares are permitted by Forms S-8 to be so registered. Target shall cooperate with and assist Acquiror in the preparation of such registration statement.

     6.12 Listing of Additional Shares. Prior to the Effective Time, Acquiror shall file with the Nasdaq Stock Market a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable in the Merger and upon exercise of the options under the Target Stock Option Plan and warrants assumed by Acquiror.

     6.13 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred by the Acquiror or Target in connection with this Agreement and the Merger and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense; provided, however, that any out-of-pocket expenses incurred by Target in connection with the Merger in excess of $275,000 including fees and expenses of legal counsel, accountants and financial advisors shall remain an obligation of Target's stockholders and reduce the aggregate Merger Consideration by the amount such expenses exceed $275,000. If Acquiror, Target or the Surviving Corporation receives any invoices for amounts in excess of said amounts and such excess was not reflected in a reduction in the aggregate Merger Consideration, it may, with Acquiror's written approval, pay such fees; provided, however, that such payment shall, if not promptly reimbursed by the stockholders of Target at Acquiror's request, constitute "Damages" recoverable from the Escrow Fund pursuant to Article IX hereof.

     6.14 Further Assurances. Each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

     6.15 Form S-4. Acquiror and Target shall cooperate in preparing and filing with the SEC, as soon as is reasonably practicable after the date hereof, a registration statement on Form S-4 (the "S-4"), and

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they shall cooperate in using all commercially reasonable efforts to have the
S-4 declared effective by the SEC as promptly as practicable thereafter. The S-4 shall constitute a disclosure document for the offer and issuance of the shares of Acquiror Common Stock to be received by the holders of Target Capital Stock in the Merger and for the stockholders of Target to approve the Merger in accordance with Section 6.1 hereof. Acquiror and Target shall use their respective best efforts to cause the S-4 to comply with applicable federal and state securities laws requirements. Each of Acquiror and Target agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the S-4, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the S-4. Target will promptly advise Acquiror, and Acquiror will promptly advise Target, in writing if at any time prior to the Effective Time either Target or Acquiror shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the S-4 in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable law. The S-4 shall contain the recommendation of the Board of Directors of Target that the Target stockholders approve the Merger and this Agreement and the conclusion of the Board of Directors of Target that the terms and conditions of the Merger are fair and reasonable to the stockholders of Target; provided, however, that the Board of Directors of Target shall submit this Agreement to the stockholders of Target whether or not at any time subsequent to the date hereof such board determines that it can no longer make such recommendation. Target shall cause Gray Cary Ware & Freidenrich LLP to deliver an opinion supporting the disclosure of the tax matters and tax consequences to the stockholders of Target as set forth in the S-4. In addition, Acquiror and Target will furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable (as determined by their respective counsel) for the S-4, the proxy or information statement which forms a part thereof, filings under the blue sky laws of any states, and any other statement or application made by or on behalf of Acquiror or Target with respect to such filings.

     6.16 Termination of 401(k) Plan. Target shall, prior to the Closing Date, take all actions necessary and appropriate to terminate SMART Technologies, Inc.'s 401(k) Retirement Savings Plan (the "Target 401(k) Plan") in form and substance reasonably satisfactory to Acquiror and no further contributions shall be made to the Target 401(k) Plan after such termination. Each employee of Target or SMART Technologies, Inc. who continues their employment after the Effective Time shall be eligible to participate in Acquiror's 401(k) Retirement Savings Plan (the "Acquiror 401(k) Plan") and shall be given credit, for the purposes of any service requirements for participation or vesting, for his or her period of service with Target or SMART Technologies, Inc. credited under the Target 401(k) Plan prior to the Effective Time, subject to appropriate break in service rules.

     6.17 Funding by Acquiror. Acquiror agrees until the earlier of: (i) the Effective Time or (ii) the termination of this Agreement, to timely loan to Target such funds as necessary to fund continuing normal operating expenses only, but not to refinance or repay any outstanding indebtedness for borrowed money, except for payment under the non-default terms of the original agreements with Imperial Bank with no prepayment of principal or interest. Target and Acquiror agree that each funding shall be kept to the minimum amount necessary consistent with this Section 6.17 and the obligations of each of them pursuant to Section 6.20 hereof.

     6.18 Directors' and Officers' Indemnification. The certificate of incorporation and bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification that are set forth, as of the date of this Agreement, in the certificate of incorporation and bylaws of Target, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors or officers of Target or in the event such provisions are modified or amended prior to the expiration of such six-year period. Acquiror shall indemnify and hold harmless each present and former director and officer of Target (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively,

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"Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters relating to their service as such an officer or director existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Target would have been permitted under the DGCL and its charter documents (each as in effect on the date hereof), to indemnify such Indemnified Parties.

     6.19 Non-Solicitation of Employees. Each of Target and Acquiror agrees that neither it nor its subsidiaries will, directly or indirectly, at any time from the date this Agreement is terminated until the date six (6) months from such termination, solicit for employment any employee of the other party (other than as contemplated by this Agreement).

     6.20 Tax-Free Transaction; Pooling. From and after the date of this Agreement, each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not knowingly take actions or cause actions to be taken which could reasonably be expected to prevent the Merger from (i) qualifying, as a tax-free reorganization under Section 368(a) of the Code, or
(ii) being treated for financial accounting purposes as a "pooling of interests" in accordance with U.S. GAAP and the accounting standards of the SEC.

     6.21 Employment Agreements. Target shall use reasonable efforts to assist Acquiror in obtaining written employment agreements with certain individuals identified by Acquiror, in form and substance satisfactory to Acquiror.

     6.22 Shelf Registration Statement. Acquiror shall prepare and file a shelf registration statement pursuant to Rule 415 under the Securities Act providing for the registration and resale on a continuous or delayed basis by the holders of Target Warrants assumed by Acquiror pursuant to Section 2.2(d) of the shares of Acquiror Common Stock issued upon exercise of such warrants, and shall use its best efforts to cause such registration statement to become or be declared effective as soon as practicable after the Effective Time. Acquiror shall notify each such holder to the extent a material event with respect to Acquiror exists which would necessitate such holder suspending the offer or sale of such shares. Acquiror's obligations pursuant to this Section 6.22 shall cease with respect to shares: (i) disposed of in accordance with such registration statement; (ii) sold pursuant to Rule 144; or (iii) which may be disposed by a holder within a single three (3) month period pursuant to Rule 144(k) under the Securities Act.

                                  ARTICLE VII

                            CONDITIONS TO THE MERGER

     7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived only in writing signed by all the parties hereto:

          (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted (including by written consent) by the holders of at least 90% of the outstanding shares of Target Capital Stock (or such other percentage necessary for pooling of interests accounting treatment), and holders of no more than 10% of the outstanding shares of Target Capital Stock (or such other percentage necessary for pooling of interests accounting treatment) shall have voted against the Merger or demanded appraisal rights under the DGCL (it being understood that the period in which stockholders may demand appraisal rights may not have expired prior to the Closing Date) and the holders of Series A Preferred and Series B Preferred shall have voted to convert such shares of preferred stock into Target Common Stock.

          (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor

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     shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal under applicable law. In the event an injunction or other order shall have been issued, each party agrees to use its commercially reasonable efforts to have such injunction or other order lifted.

          (c) Governmental Approval. Acquiror and Target and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents (including the satisfaction of any applicable waiting period), if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers, consents and waiting periods as may be required under the Securities Act, and under state Blue Sky laws.

          (d) Escrow Agreement. Acquiror, Target, the Escrow Agent and the Stockholder's Agent (as defined in Article IX hereto) shall have entered into an Escrow Agreement substantially in the form attached hereto as Exhibit E.

          (e) S-4. The S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn.

     7.2 Additional Conditions to Obligations of Target. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived only in writing signed by Target:

          (a) Representations, Warranties and Covenants. Except as disclosed in the Acquiror Disclosure Statement dated the date of this Agreement, (i) the representations and warranties of Acquiror in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) on and as of the Closing Date as though such representations and warranties were made on and as of such date and (ii) Acquiror shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Closing Date.

          (b) Certificate of Acquiror. Target shall have been provided with a certificate executed on behalf of Acquiror by its President and its Chief Financial Officer to the effect that, as of the Closing Date:

             (i) except as disclosed in the Acquiror Disclosure Schedule dated the date of this Agreement, all representations and warranties made by Acquiror under this Agreement are true and complete in all material respects (except for such representations and warranties that are qualified by their terms by reference to materiality which representations and warranties as so qualified are true in all respects); and

             (ii) all covenants, obligations and conditions of this Agreement to be performed by Acquiror on or before such date have been so performed in all material respects.

          (c) Nasdaq Additional Shares Application. The Notification Form for Listing of Additional Shares referred to in Section 6.12 above shall have been filed by Acquiror.

          (d) Legal Opinion. Target shall have received the legal opinions from Brobeck, Phleger & Harrison LLP, counsel to Acquiror, in substantially the form attached hereto as Exhibit F. Acquiror shall have received a written opinion of Brobeck, Phleger & Harrison LLP to the effect that the Merger will constitute a reorganization within the meaning Section 368(a) of the Code. In connection with providing such opinion, counsel shall be entitled to rely upon certificates of Acquiror, Target and other applicable persons in such form and substance as is customary in giving such opinions.
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          (e) No Material Adverse Changes. There shall not have occurred any event which has had a Material Adverse Effect with respect to Acquiror, after the date hereof; provided, however, that for the purposes of this
     Section 7.2(e) a Material Adverse Effect shall not be deemed to include fluctuations in the market price of Acquiror's common stock (unless based on events which in and of themselves have had a Material Adverse Effect with respect to Acquiror), changes in general economic or market conditions or developments which are not unique to Acquiror but also affect other entities which participate or are engaged in the lines of business in which Acquiror participates or is engaged.

     7.3 Additional Conditions to the Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, by Acquiror:

          (a) Representations, Warranties and Covenants. Except as disclosed in the Target Disclosure Statement dated the date of this Agreement (i) the representations and warranties of Target in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are (x) qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects or (y) not then true and correct solely as a result of the taking of actions permitted by this Agreement, which representations and warranties shall be true and correct but for the taking of permitted actions) on and as of the Closing Date as though such representations and warranties were made on and as of such time and (ii) Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date.

          (b) Certificate of Target. Acquiror shall have been provided with a certificate executed on behalf of Target by its President and its current principal accounting officer to the effect that, as of the Closing Date:

             (i) except as set forth in the Target Disclosure Statement dated the date of this Agreement, all representations and warranties made by Target under this Agreement are true and complete in all material respects (except for such representations and warranties that are (x) qualified by their terms by reference to materiality which representations and warranties as so qualified are true in all respects or (y) not then true and correct solely as a result of the taking of actions permitted by this Agreement, which representations and warranties shall be true and correct but for the taking of permitted actions); and

             (ii) all covenants, obligations and conditions of this Agreement to be performed by Target on or before such date have been so performed in all material respects.

          (c) Third Party Consents. Acquiror shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger as set forth on Schedule 3.33 to the Target Disclosure Statement.

          (d) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity limiting or restricting Acquiror's conduct or operation of the business of Target following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

          (e) No Material Adverse Changes. After the date hereof, there shall not have occurred any event which has had a Material Adverse Effect with respect to Target.

          (f) FIRPTA Certificate. Target shall, prior to the Closing Date, provide Acquiror with a properly executed FIRPTA Notification Letter, substantially in the form of Exhibit G attached hereto, which states that shares of capital stock of Target do not constitute "United States real

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

     property interests" under Section 897(c) of the Code, for purposes of satisfying Acquiror's obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such Notification Letter, Target shall have provided to Acquiror, as agent for Target, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and substantially in the form of Exhibit G attached hereto along with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of Target upon the Closing of the Merger.

          (g) Resignation of Directors and Officers. The directors and officers of Target in office immediately prior to the Effective Time, other than Michael J. Feinstein and Michelle Schwalbach, shall have resigned as directors and officers, as applicable, of Target effective as of the Effective Time, unless otherwise provided in separate employment agreements between such individual and Acquiror.

          (h) Certificates of Good Standing. Target shall, prior to the Closing Date, provide Acquiror a certificate from the Secretary of State of Delaware, and from each other jurisdiction in which Target or any subsidiary is qualified to do business, as to Target's or any subsidiary's good standing and payment of all applicable taxes.

          (i) Termination of 401(k) Plan. Target shall have terminated the Target 401(k) Plan in accordance with Section 6.16.

          (j) Legal Opinions. Acquiror shall have received a legal opinion from Gray Cary Ware & Freidenrich LLP as counsel to Target, in substantially the form attached hereto as Exhibit H.

          (k) Letters of Accountants. Acquiror shall have received a letter of Arthur Andersen & Co., independent auditors, to the effect that the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with this Agreement. Target shall have received a letter of Ernst & Young, independent auditors, to the effect that no conditions exist that would preclude Acquiror from accounting for the Merger as a pooling of interests as those conditions relate solely to Target.

          (l) Termination of Stockholder Agreements. All provisions of all agreements among Target and any of its securityholders or optionholders, or among any Target securityholders or optionholders, providing for registration rights, rights of first refusal, rights of co-sale, relating to the voting of Target securities, requiring Target to obtain the consent or approval of any such securityholders or optionholders prior to taking or failing to take any action (other than the Stockholder Agreements executed pursuant to this Agreement), shall have been terminated effective immediately prior to the Effective Time, except to the extent that such provisions would otherwise cease to apply to Target and Acquiror securities upon Closing.

          (m) Fairness Opinion. BancBoston Robertson Stephens shall have delivered to Acquiror their written opinion, which shall not have been withdrawn, that the Merger is fair to the Acquiror's stockholders from a financial point of view.

          (n) Affiliates. Each person who is an "affiliate" of Target shall have delivered to Acquiror an Affiliate Agreement in accordance with Section 6.6 hereof.

          (o) Tax Opinion. Target shall have received a written opinion of Gray Cary Ware & Freidenrich LLP to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In connection with providing such opinion, counsel shall be entitled to rely upon certificates of Acquiror, Target and other applicable persons in such form and substance as is customary in giving such opinions.

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                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Target, this Agreement may be terminated:

          (a) by mutual consent duly authorized by the Board of Directors of Acquiror, Merger Sub and Target;

          (b) by either Acquiror or Target, if the Closing shall not have occurred on or before July 30, 1999 (the "Drop-Dead Date") (provided, that a later date may be agreed upon in writing by the parties hereto, and provided further that the right to terminate this Agreement under this
     Section 8.1(b) shall not be available to a party in the event an action or failure to act on the part of the other party or its stockholders has been the cause or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement, and in such event the non-breaching party shall have the right to extend the Drop-Dead Date to August 31, 1999);

          (c) by Acquiror, if: (i) Target shall breach in any material respect any representation, warranty, obligation or agreement hereunder (unless any such representation, warranty, obligation or agreement is qualified by materiality, then such breach shall be deemed to have occurred if Target breached such provision in any respect) and such breach shall not have been cured within five (5) business days of receipt by Target of written notice of such breach (provided that the right to terminate this Agreement by Acquiror under this Section 8.1(c) shall not be available to Acquiror where Acquiror is at that time in breach in any material respect (unless any such representation, warranty, obligation or agreement is qualified by materiality, then such breach shall be deemed to have occurred if Acquiror breached such provision in any respect) of this Agreement); or (ii) the Board of Directors of Target shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Acquiror or shall have resolved to do any of the foregoing;

          (d) by Target, if Acquiror shall breach in any material respect any representation, warranty, obligation or agreement hereunder (unless any such representation, warranty, obligation or warranty is qualified by materiality, then such breach shall be deemed to have occurred if Acquiror breached such provision in any respect) and such breach shall not have been cured within five (5) business days following receipt by Acquiror of written notice of such breach (provided that the right to terminate this Agreement by Target under this Section 8.1(d) shall not be available to Target where Target is at that time in breach in any material respect (unless any such representation, warranty, obligation or agreement is qualified by materiality, then such breach shall be deemed to have occurred if Target breached such provision in any respect) of this Agreement);

          (e) by Acquiror if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or (ii) if any required approval of the stockholders of Target shall not have been obtained by reason of the failure to obtain the required vote or consent upon a vote or consent held at a duly held meeting of stockholders or at any adjournment thereof or an effective action by written consent in lieu thereof; or

          (f) by Target if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable.

     8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror or Target or their respective officers, directors, stockholders or affiliates, except to the extent such termination results from the intentional breach by a party hereto of any of its representations, warranties, covenants or other agreements set forth in this Agreement and provided that the provisions of Section 6.3

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

(Confidentiality) and this Section 8.2 shall remain in full force and effect and survive any termination of this Agreement.

     8.3 Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Target shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Target Capital Stock, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would materially adversely effect the holders of Target Capital Stock.

     8.4 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX

                           ESCROW AND INDEMNIFICATION

     9.1  Escrow Fund.

     (a) As soon as practicable after the Effective Time, ten percent (10%) of the aggregate number of shares of Acquiror Common Stock issuable in the Merger pursuant to Section 2.2(a) hereof (the "Escrow Shares") shall be registered in the name of, and deposited with, Chase Bank of Texas, N.A., as escrow agent (the "Escrow Agent"), such deposit (together with any shares of Acquiror capital stock received upon a stock split or stock dividend thereon) to constitute the Escrow Fund (the "Escrow Fund") and to be governed by the terms set forth herein and in the Escrow Agreement attached hereto as Exhibit E. The stockholders of Target shall be deemed to have approved the appointment of the Escrow Agent as escrow agent upon approval of this Agreement and the Merger in accordance with
Section 7.1(a). Such Escrow Shares shall be set aside out of the shares of Acquiror Common Stock issuable upon conversion of Target Capital Stock in the Merger, pro rata for each holder of Target Capital Stock based on the number of shares of Acquiror Common Stock issuable to such holder in the Merger and the total number of shares of Acquiror Common Stock issuable to all such persons in the Merger. The Escrow Fund shall be available to compensate Acquiror for any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, and causes of action, including, without limitation, reasonable legal fees (collectively, "Damages") arising out of any misrepresentation or breach of or default in connection with any of the representations, warranties, covenants and agreements given or made by Target in this Agreement, the Target Disclosure Statement, any exhibit or schedule to this Agreement or any certificate or other written instrument of Target delivered in connection herewith, or arising pursuant to Section 6.13 hereof. Acquiror and Target each acknowledge that such Damages, if any, would relate to unresolved contingencies existing at the Effective Time, which if resolved at the Effective Time would have led to a reduction in the total number of shares Acquiror would have agreed to issue in connection with the Merger. Nothing in this Agreement shall limit the liability of any Target stockholder in connection with any breach by such stockholder of the Stockholder Agreement or the Irrevocable Proxy.

     9.2 Exclusive Remedy. Except as provided in this Section 9.2, the rights of Acquiror pursuant to this Article IX and the Escrow Agreement shall be the sole and exclusive remedy of Acquiror for Damages arising out of any breach of any of the representations, warranties, covenants or other obligations given or made by Target in this Agreement or the Schedules hereto, including the Target Disclosure Statement, or certificate or written instrument delivered by Target in connection herewith and recovery

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from the Escrow Fund shall be the sole and exclusive means of recovery for such
Damages, except Damages for any claims based on fraud or intentional misrepresentation shall not be so limited and Acquiror shall have all other remedies available under law or in equity.

     9.3 Damage Thresholds. Acquiror shall not be entitled to recover any Damages from the Escrow Fund unless and until an Officer's Certificate or Certificates (as defined in Section 9.5 below) satisfying the requirements of
Section 9.5(a)(i) and (ii) and identifying Damages the aggregate amount of which exceeds $150,000 has been delivered to the Escrow Agent as provided in Section
9.5 below and subject to the provisions of Sections 9.6 and 9.7, in which case Acquiror shall be entitled to recover any such Damages in excess of $150,000; provided this Damage threshold shall not apply to claims based on fraud or intentional misrepresentation.

     9.4 Escrow Period. The "Escrow Period" shall terminate at the expiration of twelve (12) months after the Effective Time and upon such termination the Escrow Shares remaining in the Escrow Fund shall be released and delivered to the former holders of Target Capital Stock, pro rata for each former holder of Target Capital Stock based on the number of Escrow Shares deposited with respect to such holder and the total number of Escrow Shares deposited into the Escrow Fund.

     9.5  Claims upon Escrow Fund.

     (a) Upon receipt by the Escrow Agent on or before the last day of the Escrow Period of a certificate signed by any officer of Acquiror (an "Officer's Certificate"):

          (i) stating that Damages exist and the amount thereof, and

          (ii) specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, the nature of the misrepresentation, breach of warranty or claim to which such item is related, the Escrow Agent shall, subject to the provisions of Sections 9.6 and 9.7 below, deliver to Acquiror out of the Escrow Fund, as promptly as practicable, Acquiror Common Stock or other assets held in the Escrow Fund having a value equal to the amount such aggregate Damages exceed $150,000.

     (b) For the purpose of compensating Acquiror for its Damages pursuant to this Agreement, the Acquiror Common Stock in the Escrow Fund shall be valued at the closing price of a share of Acquiror Common Stock as quoted on the Nasdaq Stock Market on the day of the Closing.

     9.6 Objections to Claims. At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such Officer's Certificate shall be delivered to the Stockholders' Agent (defined in Section 9.8 below) and for a period of thirty (30) days after such delivery to the Escrow Agent of such Officer's Certificate, the Escrow Agent shall make no delivery of Acquiror Common Stock or other property pursuant to Section 9.5 hereof unless the Escrow Agent shall have received written authorization from the Stockholders' Agent to make such delivery. After the expiration of such thirty (30) day period, the Escrow Agent shall make delivery of the Acquiror Common Stock or other property in the Escrow Fund in accordance with Section 9.5 hereof, provided that no such payment or delivery may be made if the Stockholders' Agent shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such thirty (30) day period.

     9.7  Resolution of Conflicts; Arbitration.

     (a) In case the Stockholders' Agent shall so object in writing to any claim or claims by Acquiror made in any Officer's Certificate, Acquiror shall have thirty (30) days after receipt by the Escrow Agent of an objection by the Stockholders' Agent to respond in a written statement to the objection of the Stockholders' Agent, which written statement shall be delivered to Acquiror and the Escrow Agent. If after such thirty (30) day period there remains a dispute as to any claims, the Stockholders' Agent and Acquiror shall attempt in good faith for thirty (30) days thereafter to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholders' Agent and Acquiror should so

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agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute or withhold the Acquiror Common Stock or other property from the Escrow Fund in accordance with the terms thereof.

     (b) If no such agreement can be reached after good faith negotiation after expiration of the second 30-day period provided above, either Acquiror or the Stockholders' Agent may, by written notice to the other, demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators. Within fifteen (15) days after such written notice is sent, Acquiror and the Stockholders' Agent shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The decision of the arbitrators as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 9.7 hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith.

     (c) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Dallas County, Texas under the commercial rules then in effect of the American Arbitration Association. For purposes of this Section 9.7(c), in any arbitration hereunder in which any claim or the amount thereof stated in the Officer's Certificate is at issue, Acquiror shall be deemed to be the "Non-Prevailing Party" unless the arbitrators award Acquiror more than three-fifths (3/5) of the amount in dispute, plus any amounts not in dispute; otherwise, the Target stockholders for whom shares of Target Common Stock otherwise issuable to them have been deposited in the Escrow Fund shall be deemed to be the "Non-Prevailing Party."The Non-Prevailing Party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative fee of the American Arbitration Association, and the expenses, including without limitation, attorneys' fees and costs, reasonably incurred by the other party to the arbitration.

     9.8  Stockholders' Agent.

     (a) William P. Wood shall be constituted and appointed as agent (the "Stockholders' Agent") for and on behalf of the Target stockholders to give and receive notices and communications, to authorize delivery to Acquiror of the Acquiror Common Stock or other property from the Escrow Fund in satisfaction of claims by Acquiror, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholders' Agent for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than 10 days' prior written notice to Acquiror. No bond shall be required of the Stockholders' Agent, and the Stockholders' Agent shall receive no compensation for his services. Notices or communications to or from the Stockholders' Agent shall constitute notice to or from each of the Target stockholders. The stockholders of Target shall be deemed to have approved the appointment of William P. Wood as the Stockholders' Agent upon approval of this Agreement and the Merger in accordance with Section 7.1(a).

     (b) The Stockholders' Agent shall not be liable for any act done or omitted hereunder as Stockholders' Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Target stockholders shall severally indemnify the Stockholders' Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders' Agent and arising out of or in connection with the acceptance or administration of his duties hereunder.

     (c) The Stockholders' Agent shall have reasonable access to information about Target and the reasonable assistance of Target's officers and employees for purposes of performing its duties and exercising its rights hereunder, provided that the Stockholders' Agent shall treat confidentially and not disclose any nonpublic information from or about Target to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

     9.9 Actions of the Stockholders' Agent. A decision, act, consent or instruction of the Stockholders' Agent shall constitute a decision of all Target stockholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund and shall be final, binding and conclusive upon each such Target stockholder, and the Escrow Agent and Acquiror may rely upon any decision, act, consent or instruction of the Stockholders' Agent as being the decision, act, consent or instruction of each and every such Target stockholder. The Escrow Agent and Acquiror are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders' Agent.

     9.10 Third-Party Claims. In the event Acquiror becomes aware of a third-party claim which Acquiror believes may result in a demand against the Escrow Fund, Acquiror shall promptly notify the Stockholders' Agent of such claim, and the Stockholders' Agent and the Target stockholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund shall be entitled, at their expense, to participate in any defense of such claim. Acquiror may not effect the settlement of any such claim without the consent of the Stockholders' Agent, which consent shall not be unreasonably withheld. In the event that the Stockholders' Agent has consented to any such settlement, the Stockholders' Agent shall have no power or authority to object under Section 9.7 or any other provision of this Article IX to the amount of any claim by Acquiror against the Escrow Fund for indemnity with respect to such settlement.

     9.11 No Claims Based on Consented Changes. The indemnification obligations of the holders of Target Common Stock immediately prior to the Effective Time pursuant to this Article IX shall not apply to any Damages arising out of any misrepresentation, breach or default in connection with any of the representations, warranties, covenants or agreements given or made by Target in this Agreement, the Target Disclosure Statement or any exhibit or schedule to this Agreement to the extent such misrepresentation, breach or default has been specifically identified and explained in writing by Target, certified by the President of Target and delivered by Target to, and been accepted by, the Chief Financial Officer of Acquiror prior to the Closing Date.

                                   ARTICLE X

                               GENERAL PROVISIONS

     10.1 Survival of Representations, Warranties and Agreements. The representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements of each party hereto shall survive the execution and delivery of this Agreement until the expiration of the Escrow Period; provided, however, that the representations and warranties of Target in Section 3.12 hereof and for claims of either party involving fraud or intentional misrepresentation shall survive for a period equal to the statute of limitations for such matters.

     10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        (a) if to Acquiror or Merger Sub, to:

            i2 Technologies, Inc.
            909 E. Las Colinas Blvd., 16th Floor
            Irving, Texas 75039
            Attention: Legal Department
            Facsimile: (214) 860-6060
            with a copy to:

            Brobeck, Phleger & Harrison LLP
            301 Congress Avenue, Suite 1200
            Austin, Texas 78701
            Attention: Ronald G. Skloss
            Facsimile: (512) 477-5813

        (b) if to Target, to:

            Sales Marketing Administration Research
            Tracking Technologies, Inc.
            11701 Stonehollow Drive
            Austin, Texas 78758
            Attention: Bryan Plug
            Facsimile: (512) 719-9105

            with a copy to:

            Gray Cary Ware & Freidenrich LLP
            100 Congress Avenue, Suite 1440
            Austin, Texas 78701
            Attention: J. Nixon Fox, III
            Facsimile: (512) 457-7070

     10.3 Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available or in the case of the Acquiror SEC Documents, that such documents were furnished or available on the SEC's website. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first written above. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     10.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     10.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits and the Schedules, including the Target Disclosure Statement and the Acquiror Disclosure
Statement: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     10.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     10.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state's principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Texas, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Texas for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     10.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     IN WITNESS WHEREOF, Acquiror, Merger Sub and Target have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                            i2 TECHNOLOGIES, INC.

                                            By:      /s/ DAVID F. CARY
                                              ----------------------------------
                                            Name: David F. Cary
                                            Title:  Chief Financial Officer

                                            INTELLIGENT ACQUISITION CORP.

                                            By:      /s/ DAVID F. CARY
                                              ----------------------------------
                                            Name: David F. Cary
                                            Title:  Chief Financial Officer

                                            SALES MARKETING ADMINISTRATION
                                            RESEARCH TRACKING
                                            TECHNOLOGIES, INC.

                                            By:      /s/ BRYAN E. PLUG
                                              ----------------------------------
                                            Name: Bryan E. Plug
                                            Title:  Chairman, President and
                                                    Chief Executive Officer

                                                                      APPENDIX B

                                ESCROW AGREEMENT

     THIS ESCROW AGREEMENT (this "Agreement") is made as of [          ], 1999,
by and among Chase Bank of Texas, N.A. ("Escrow Agent"), i2 Technologies, Inc., a Delaware corporation ("Acquiror"), and William P. Wood as agent ("Stockholders' Agent") of the former stockholders of Sales Marketing Administration Research Tracking Technologies, Inc., a Delaware corporation ("Target"). Terms not otherwise defined herein shall have the meaning set forth in the Merger Agreement (as defined below).

                                   WITNESSETH

     WHEREAS, Acquiror, Intelligent Acquisition Corp., a Delaware corporation, ("Merger Sub") and Target have entered into an Agreement and Plan of Merger and Reorganization, dated as of May 12, 1999 (the "Merger Agreement"), providing for the merger of Merger Sub with and into Target (the "Merger");

     WHEREAS, pursuant to Article IX of the Merger Agreement, a copy of which is attached hereto as Annex A ("Article IX"), an escrow fund (the "Escrow Fund") will be established to compensate Acquiror for certain Damages (as defined in Article IX) in connection with the Merger Agreement;

     WHEREAS, the Stockholders' Agent has been constituted as agent for and on behalf of the former holders of shares of common stock of Target (individually a "Stockholder" and collectively the "Stockholders") to undertake certain obligations specified in Article IX;

     WHEREAS, Article IX provides for an Escrow Fund of ten percent (10%) of the aggregate number of shares of Acquiror Common Stock issuable in the Merger pursuant to Section 2.2(a) of the Merger Agreement, such escrow to be held by the Escrow Agent; and

     WHEREAS, the parties hereto desire to set forth further terms and conditions in addition to those set forth in Article IX relating to the operation of the Escrow Fund.

     NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, and intending to be legally bound, hereby agree as follows:

     1. Escrow and Escrow Shares. Pursuant to Article IX, Acquiror shall deposit in escrow with the Escrow Agent, as escrow agent, promptly after the Effective Time of the Merger, a stock certificate or certificates representing ten percent (10%) of the aggregate number of shares of Acquiror Common Stock issuable in the Merger pursuant to Section 2.2(a) of the Merger Agreement (the "Escrow Shares") which shall be registered in the name of the Escrow Agent as escrow agent. The Escrow Shares shall be held and distributed by the Escrow Agent in accordance with the terms and conditions of Article IX and this Agreement. The approximate number of Escrow Shares beneficially owned by each Stockholder, the percentage interest of each Stockholder in the Escrow Fund, the address of each Stockholder and the taxpayer identification number of each Stockholder are set forth in Annex B attached hereto.

     2. Rights and Obligations of the Parties. The Escrow Agent shall be entitled to such rights and shall perform such duties of the escrow agent as set forth herein and in Article IX (collectively, the "Duties"), in accordance with the terms and conditions of this Agreement and Article IX. Acquiror, Target and the Stockholders' Agent shall be entitled to their respective rights and shall perform their respective duties and obligations as set forth herein and in
Article IX, in accordance with the terms and conditions of this Agreement and
Article IX. In the event that the terms of this Agreement conflict in any way with the provisions of Article IX, Article IX shall control.

     3. Escrow Period. The Escrow Period shall terminate at the expiration of 12 months after the effective time of the Merger (the "Effective Time"). Acquiror shall provide the Escrow Agent with a written notification of the Effective Time.

     4. Duties of Escrow Agent. In addition to the Duties set forth in Article IX, the Duties of the Escrow Agent shall include the following:

          (a) The Escrow Agent shall hold the Escrow Shares during the Escrow Period, shall treat such Escrow Fund as a segregated escrow in accordance with the terms of this Agreement and Article IX and not as the property of Acquiror, and shall hold and dispose of the Escrow Shares only in accordance with the terms hereof.

          (b) The Escrow Shares shall be voted by the Escrow Agent in accordance with the instructions received by the Escrow Agent from the beneficial owners of such shares. In the absence of such instructions, the Escrow Agent shall be under no obligation to vote such shares. The Escrow Agent need not forward proxy information, annual or other reports or other information received from Acquiror with respect to the Escrow Shares.

          (c) Promptly following the date 12 months after the Effective Time, the Escrow Agent shall deliver to the Acquiror's stock transfer agent (which is currently ChaseMellon Shareholder Services, L.L.C.) instructions to deliver, and such stock transfer agent in turn shall deliver, to the Stockholders the number of Escrow Shares and other property in the Escrow Fund remaining after (i) satisfaction of Damages, if any, properly claimed by Acquiror in accordance with Article IX and, if objected to by the Stockholders' Agent, properly resolved in accordance with Article IX and
     (ii) payment of expenses as provided in Section 11(b) hereof. Each Stockholder shall receive that number of Escrow Shares remaining in the Escrow Fund after the satisfaction of such claims and payment of such expenses equivalent to such Stockholders' percentage interest in the Escrow Fund as set forth as Annex B hereto; provided, however, that in no event shall any Stockholder be entitled to any fractional shares. In lieu of the fractional interest not distributed, Acquiror shall furnish to the Escrow Agent, and the Escrow Agent in turn will furnish to Acquiror's stock transfer agent for distribution to the Stockholders, cash equal to such fractional interest multiplied by [insert the closing price of a share of Acquiror Common Stock as quoted on the Nasdaq National market on the day of the Closing]. Acquiror shall be deemed to have purchased such fractional interests with respect to which it has furnished funds to the Escrow Agent. Accordingly, the Escrow Agent, upon receipt of such funds, shall deliver instructions to Acquiror's transfer agent to deliver the resulting whole number of shares deemed to have been repurchased with respect to such fractional interests to Acquiror. Any cash so received from Acquiror and not so immediately distributed by the Escrow Agent shall be retained by the Escrow Agent as part of the Escrow Fund, but need not be invested.

          (d) To the extent directed to do so by the Stockholders' Agent, the Escrow Agent shall sell shares of Acquiror Common Stock held in the Escrow Fund (or such greater number as consented to in writing by Acquiror, which consent shall not be unreasonably withheld) and shall apply the proceeds of such sale to pay expenses incurred by the Stockholders' Agent on behalf of the Stockholders as provided in Section 11(b) hereof.

          (e) Pursuant to Section 9.5(b) of Article IX, for the purpose of compensating Acquiror for its Damages pursuant to this Agreement, each share of the Acquiror Common Stock in the Escrow Fund shall be valued at [insert the closing price of a share of Acquiror Common Stock as quoted on the Nasdaq Stock Market on the day of the Closing.]. If the value to be distributed to Acquiror (or to any Stockholder upon a termination of the escrow) is not evenly divisible by the Acquiror Stock Price, the Escrow Agent shall round down the number of shares to be distributed to the next highest whole number of shares and shall distribute that number.

     5. Distribution. Any cash dividends, dividends payable in securities or other distributions of any kind (but excluding any shares of Acquiror capital stock received upon a stock split or stock dividend) with respect to the Escrow Shares shall be promptly distributed by the Escrow Agent to the beneficial holder of the Escrow Shares to which such distribution relates at the address set forth in Annex B. Any shares of Acquiror Common Stock received by the Escrow Agent upon a stock split made in respect of any securities in the Escrow Fund shall be added to the Escrow Fund and become a part thereof. Any provision hereof or of Article IX shall be adjusted to appropriately reflect any stock split or reverse stock split. Before any distribution is made to any stockholder, such stockholder shall furnish to the Escrow Agent an IRS Form W-9 or any other documentation the Escrow Agent may reasonably require.

     6. Exculpatory Provisions.

     (a) The Escrow Agent shall be obligated only for the performance of such Duties as are specifically set forth herein and in Article IX and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for forgeries or false personations. The Escrow Agent shall not be liable for any act done or omitted hereunder as escrow agent, and shall not be liable for any lost profits, lost savings or any other special, exemplary, consequential or incidental damages in excess of the Escrow Agent's fee hereunder, except for gross negligence or willful misconduct. The Escrow Agent shall in no case or event be liable for any representations or warranties of Target or Acquiror. Any act done or omitted pursuant to the advice or opinion of counsel shall be conclusive evidence of the good faith of the Escrow Agent.

     (b) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person, excepting only orders or process of courts of law or arbitrations as provided in
Section 9.7 of Article IX, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court or rulings of any such arbitrators. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court or such ruling of any arbitrator, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment, decree or arbitrators' ruling being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

     (c) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver the Merger Agreement or any documents or papers deposited or called for thereunder.

     (d) The Escrow Agent shall not be liable for the outlawing of any rights under any statute of limitations with respect to the Merger Agreement or any documents deposited with the Escrow Agent.

     7. Alteration of Duties. The Duties may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

     8. Resignation and Removal of the Escrow Agent. The Escrow Agent may resign as Escrow Agent at any time with or without cause by giving at least 30 days' prior written notice to each of Acquiror and the Stockholders' Agent, such resignation to be effective 30 days following the date such notice is given. In addition, Acquiror and the Stockholders' Agent may jointly remove the Escrow Agent as escrow agent at any time with or without cause, by an instrument (which may be executed in counterparts) given to the Escrow Agent, which instrument shall designate the effective date of such removal. In the event of any such resignation or removal, a successor escrow agent which shall be a bank or trust company organized under the laws of the United States of America or of the State of Texas having (or if such bank or trust company is a member of a bank company, its bank holding company has) a combined capital and surplus of not less than $50,000,000, shall be appointed by the Stockholders' Agent with the approval of Acquiror, which approval shall not be unreasonably withheld. Any such successor escrow agent shall deliver to Acquiror and the Stockholders' Agent a written instrument accepting such appointment, and thereupon it shall succeed to all the rights and duties of the escrow agent hereunder and shall be entitled to receive the Escrow Fund.

     9. Further Instruments. If the Escrow Agent reasonably requires other or further instruments in connection with performance of the Duties, the necessary parties hereto shall join in furnishing such instruments.

     10. Disputes. It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the securities held by the Escrow Agent hereunder, the Escrow

Agent is authorized and directed to act in accordance with, and in reliance upon, the terms hereof and of Article IX.

     11. Escrow Fees and Expense.

     (a) Acquiror shall pay the Escrow Agent such fees as are established by the Fee Schedule attached hereto as Annex C.

     (b) Any out-of-pocket fees and expenses incurred by the Stockholders' Agent shall be paid out of the Escrow Fund in preference to other distributions from such Escrow Fund; provided, however, that the aggregate of such payments shall not exceed the proceeds of sales of shares made pursuant to Section 4(d) hereof, and provided further that under no circumstances will the Stockholders' Agent have personal liability for any such fees and expenses.

     12. Indemnification. In consideration of the Escrow Agent's acceptance of this appointment, the other parties hereto, jointly and severally, agree to indemnify and hold the Escrow Agent harmless as to any liability incurred by it to any person, firm or corporation by reason of its having accepted such appointment or in carrying out the terms hereof and of Article IX, and to reimburse the Escrow Agent for all its costs and expenses, including, among other things, fees and expenses of counsel, reasonably incurred by reason of any matter as to which an indemnity is paid; provided, however, that no indemnity need be paid in case of the Escrow Agent's negligence, willful misconduct or breach of this Agreement.

     13. General.

     (a) Any notice given hereunder shall be in writing and shall be deemed effective upon the earlier of personal delivery or the third day after mailing by certified or registered mail, postage prepaid as follows:

     To Acquiror:

          i2 Technologies, Inc.
          909 E. Las Colinas Boulevard, 16th Floor
          Irving, Texas 75039
          Attention: Robert Donohoo

          with a copy to:

          Brobeck, Phleger & Harrison LLP
          301 Congress Avenue, Suite 1200
          Austin, Texas 78701
          Attention: Ronald G. Skloss

     To Stockholders' Agent:

          William P. Wood
          [                    ]
          [                    ]

          with a copy to:

          Gray, Cary Ware & Freidenrich LLP
          100 Congress Avenue, Suite 1440
          Austin, Texas 78701
          Attention: Nick Fox

     To the Escrow Agent:

          Chase Bank of Texas, N.A.
          [                    ]
          [                    ]
          [                    ]

or to such other address as any party may have furnished in writing to the other parties in the manner provided above. Any notice addressed to the Escrow Agent shall be effective only upon receipt.

     (b) The Officer's Certificate as defined in Article IX may be signed by the President, Vice President or Chief Financial Officer of Acquiror.

     (c) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

     (d) This Agreement may be executed in any number of counterparts, each of which when so executed shall constitute an original copy hereof, but all of which together shall constitute one agreement.

     (e) No party may, without the prior express written consent of each other party, assign this Agreement in whole or in part. This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

     (f) This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Texas as applied to contracts made and to be performed entirely within the State of Texas excluding, however, its choice of law rules and the portions of the Texas Trust Code, Sections 111.001, et. seq. of the Texas Property Code, concerning fiduciary duties and liabilities of trustees. The parties to this Agreement hereby agree to submit to personal jurisdiction in the State of Texas.

     IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first above written.

                                            ESCROW AGENT:

                                            CHASE BANK OF TEXAS, N.A.

                                            By:
                                              ----------------------------------
                                            Name:
                                            ------------------------------------
                                            Title:
                                            ------------------------------------

                                            ACQUIROR:

                                            i2 TECHNOLOGIES, INC.

                                            By:
                                              ----------------------------------
                                                William M. Beecher
                                                Chief Financial Officer

                                            STOCKHOLDERS' AGENT:

                                            By:
                                              ----------------------------------
                                                William P. Wood

                                    ANNEX A

                       ARTICLE IX OF THE MERGER AGREEMENT

                           ESCROW AND INDEMNIFICATION

     9.1  Escrow Fund.

     (a) As soon as practicable after the Effective Time, ten percent (10%) of the aggregate number of shares of Acquiror Common Stock issuable in the Merger pursuant to Section 2.2(a) hereof (the "Escrow Shares") shall be registered in the name of, and deposited with, Chase Bank of Texas, N.A., as escrow agent (the "Escrow Agent"), such deposit (together with any shares of Acquiror capital stock received upon a stock split or stock dividend thereon) to constitute the Escrow Fund (the "Escrow Fund") and to be governed by the terms set forth herein and in the Escrow Agreement attached hereto as Exhibit E. The stockholders of Target shall be deemed to have approved the appointment of the Escrow Agent as escrow agent upon approval of this Agreement and the Merger in accordance with
Section 7.1(a). Such Escrow Shares shall be set aside out of the shares of Acquiror Common Stock issuable upon conversion of Target Capital Stock in the Merger, pro rata for each holder of Target Capital Stock based on the number of shares of Acquiror Common Stock issuable to such holder in the Merger and the total number of shares of Acquiror Common Stock issuable to all such persons in the Merger. The Escrow Fund shall be available to compensate Acquiror for any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, and causes of action, including, without limitation, reasonable legal fees (collectively, "Damages") arising out of any misrepresentation or breach of or default in connection with any of the representations, warranties, covenants and agreements given or made by Target in this Agreement, the Target Disclosure Statement, any exhibit or schedule to this Agreement or any certificate or other written instrument of Target delivered in connection herewith, or arising pursuant to Section 6.13 hereof. Acquiror and Target each acknowledge that such Damages, if any, would relate to unresolved contingencies existing at the Effective Time, which if resolved at the Effective Time would have led to a reduction in the total number of shares Acquiror would have agreed to issue in connection with the Merger. Nothing in this Agreement shall limit the liability of any Target stockholder in connection with any breach by such stockholder of the Stockholder Agreement or the Irrevocable Proxy.

     9.2 Exclusive Remedy. Except as provided in this Section 9.2, the rights of Acquiror pursuant to this Article IX and the Escrow Agreement shall be the sole and exclusive remedy of Acquiror for Damages arising out of any breach of any of the representations, warranties, covenants or other obligations given or made by Target in this Agreement or the Schedules hereto, including the Target Disclosure Statement, or certificate or written instrument delivered by Target in connection herewith and recovery from the Escrow Fund shall be the sole and exclusive means of recovery for such Damages, except Damages for any claims based on fraud or intentional misrepresentation shall not be so limited and Acquiror shall have all other remedies available under law or in equity.

     9.3 Damage Thresholds. Acquiror shall not be entitled to recover any Damages from the Escrow Fund unless and until an Officer's Certificate or Certificates (as defined in Section 9.5 below) satisfying the requirements of
Section 9.5(a)(i) and (ii) and identifying Damages the aggregate amount of which exceeds $150,000 has been delivered to the Escrow Agent as provided in Section
9.5 below and subject to the provisions of Sections 9.6 and 9.7, in which case Acquiror shall be entitled to recover any such Damages in excess of $150,000; provided this Damage threshold shall not apply to claims based on fraud or intentional misrepresentation.

     9.4 Escrow Period. The Escrow Period shall terminate at the expiration of twelve (12) months after the Effective Time and upon such termination the Escrow Shares remaining in the Escrow Fund shall be released and delivered to the former holders of Target Capital Stock, pro rata for each former holder of Target Capital Stock based on the number of shares of Escrow Shares deposited with respect to such holder and the total number of Escrow Shares deposited into the Escrow Fund.

     9.5  Claims upon Escrow Fund.

     (a) Upon receipt by the Escrow Agent on or before the last day of the Escrow Period of a certificate signed by any officer of Acquiror (an "Officer's Certificate"):

          (i) stating that Damages exist and the amount thereof, and

          (ii) specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, the nature of the misrepresentation, breach of warranty or claim to which such item is related, the Escrow Agent shall, subject to the provisions of Sections 9.6 and 9.7 below, deliver to Acquiror out of the Escrow Fund, as promptly as practicable, Acquiror Common Stock or other assets held in the Escrow Fund having a value equal to the amount such aggregate Damages exceed $150,000.

     (b) For the purpose of compensating Acquiror for its Damages pursuant to this Agreement, each share of Acquiror Common Stock in the Escrow Fund shall be valued at the closing price of a share of Acquiror Common Stock as quoted on the Nasdaq Stock Market on the day of the Closing.

     9.6 Objections to Claims. At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such Officer's Certificate shall be delivered to the Stockholders' Agent (defined in Section 9.8 below) and for a period of thirty (30) days after such delivery to the Escrow Agent of such Officer's Certificate, the Escrow Agent shall make no delivery of Acquiror Common Stock or other property pursuant to Section 9.5 hereof unless the Escrow Agent shall have received written authorization from the Stockholders' Agent to make such delivery. After the expiration of such thirty (30) day period, the Escrow Agent shall make delivery of the Acquiror Common Stock or other property in the Escrow Fund in accordance with Section 9.5 hereof, provided that no such payment or delivery may be made if the Stockholders' Agent shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such thirty (30) day period.

     9.7  Resolution of Conflicts; Arbitration.

     (a) In case the Stockholders' Agent shall so object in writing to any claim or claims by Acquiror made in any Officer's Certificate, Acquiror shall have thirty (30) days after receipt by the Escrow Agent of an objection by the Stockholders' Agent to respond in a written statement to the objection of the Stockholders' Agent, which written statement shall be delivered to Acquiror and the Escrow Agent. If after such thirty (30) day period there remains a dispute as to any claims, the Stockholders' Agent and Acquiror shall attempt in good faith for thirty (30) days thereafter to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholders' Agent and Acquiror should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute or withhold the Acquiror Common Stock or other property from the Escrow Fund in accordance with the terms thereof.

     (b) If no such agreement can be reached after good faith negotiation after expiration of the second 30-day period provided above, either Acquiror or the Stockholders' Agent may, by written notice to the other, demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators. Within fifteen (15) days after such written notice is sent, Acquiror and the Stockholders' Agent shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The decision of the arbitrators as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 9.7 hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith.

     (c) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Dallas County, Texas under the commercial rules then in effect of the American Arbitration Association. For purposes of this Section 9.7(c), in any arbitration hereunder in which any claim or the amount thereof stated in the Officer's Certificate is at issue, Acquiror shall be deemed to be the "Non-Prevailing Party" unless the arbitrators award Acquiror more than three-fifths (3/5) of the amount in dispute, plus any amounts not in dispute; otherwise, the Target stockholders for whom shares of Target Common Stock otherwise issuable to them have been deposited in the Escrow Fund shall be deemed to be the "Non-Prevailing Party." The Non-Prevailing Party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative fee of the American Arbitration Association, and the expenses, including without limitation, attorneys' fees and costs, reasonably incurred by the other party to the arbitration.

     9.8  Stockholders' Agent.

     (a) William P. Wood shall be constituted and appointed as agent (the "Stockholders' Agent") for and on behalf of the Target stockholders to give and receive notices and communications, to authorize delivery to Acquiror of the Acquiror Common Stock or other property from the Escrow Fund in satisfaction of claims by Acquiror, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholders' Agent for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than 10 days' prior written notice to Acquiror. No bond shall be required of the Stockholders' Agent, and the Stockholders' Agent shall receive no compensation for his services. Notices or communications to or from the Stockholders' Agent shall constitute notice to or from each of the Target stockholders. The stockholders of Target shall be deemed to have approved the appointment of William P. Wood as the Stockholders' Agent upon approval of this Agreement and the Merger in accordance with Section 7.1(a).

     (b) The Stockholders' Agent shall not be liable for any act done or omitted hereunder as Stockholders' Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Target stockholders shall severally indemnify the Stockholders' Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders' Agent and arising out of or in connection with the acceptance or administration of his duties hereunder.

     (c) The Stockholders' Agent shall have reasonable access to information about Target and the reasonable assistance of Target's officers and employees for purposes of performing its duties and exercising its rights hereunder, provided that the Stockholders' Agent shall treat confidentially and not disclose any nonpublic information from or about Target to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

     9.9 Actions of the Stockholders' Agent. A decision, act, consent or instruction of the Stockholders' Agent shall constitute a decision of all Target stockholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund and shall be final, binding and conclusive upon each such Target stockholder, and the Escrow Agent and Acquiror may rely upon any decision, act, consent or instruction of the Stockholders' Agent as being the decision, act, consent or instruction of each and every such Target stockholder. The Escrow Agent and Acquiror are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders' Agent.

     9.10 Third-Party Claims. In the event Acquiror becomes aware of a third-party claim which Acquiror believes may result in a demand against the Escrow Fund, Acquiror shall promptly notify the Stockholders' Agent of such claim, and the Stockholders' Agent and the Target stockholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund shall be entitled, at their expense, to participate in any defense of such claim. Acquiror may not effect the settlement of any such claim without the consent of the Stockholders' Agent, which consent shall not be unreasonably withheld. In the event that the Stockholders' Agent has consented to any such settlement, the Stockholders' Agent shall have no power or authority to object under Section 9.7 or any other provision of this Article IX to the amount of any claim by Acquiror against the Escrow Fund for indemnity with respect to such settlement.

     9.11 No Claims Based on Consented Changes. The indemnification obligations of the holders of Target Common Stock immediately prior to the Effective Time pursuant to this Article IX shall not apply to any Damages arising out of any misrepresentation, breach or default in connection with any of the representations, warranties, covenants or agreements given or made by Target in this Agreement, the Target Disclosure Statement or any exhibit or schedule to this Agreement to the extent such misrepresentation, breach or default has been specifically identified and explained in writing by Target, certified by the President of Target and delivered by Target to, and been accepted by, the Chief Financial Officer of Acquiror prior to the Closing Date.

                                                                      APPENDIX C

                        DELAWARE GENERAL CORPORATION LAW
                        SECTION 262 -- APPRAISAL RIGHTS

262. APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subsection (a) of Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by
Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     Article Eleventh of the Registrant's Charter provides that, to the fullest extent permitted by the DGCL as the same exists or as it may hereafter be amended, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Section 6.1 of the Registrant's Bylaws further provides that the Registrant shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Registrant.

     The Registrant has entered into indemnification agreements with each of its directors and executive officers.

     The Registrant maintains officers' and directors' liability insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith or incorporated by reference herein:

    EXHIBIT
     NUMBER                             EXHIBIT TITLE
    -------                             -------------
      2.1*       --   Agreement and Plan of Merger and Reorganization dated
                    as of May 12, 1999, by and among i2 Technologies, Inc.
                      ("i2"), Intelligent Acquisition Corp. and Sales
                      Marketing Administration Research Tracking
                      Technologies, Inc. ("SMART") (attached as Appendix A to
                      the consent solicitation/prospectus contained in this
                      Registration Statement).
      2.2*       --   Escrow Agreement to be entered into by and among Chase
                    Bank of Texas, N.A., i2 and William P. Wood (attached as
                      Appendix B to the consent solicitation/prospectus
                      contained in this Registration Statement).
      3.1        --   Restated Certificate of Incorporation of i2 as
                    currently in effect (incorporated by reference to Exhibit
                      3.2 to i2's Quarterly Report on Form 10-Q for the
                      quarter ended September 30, 1998 (the "Form 10-Q")).
      3.2        --   Amended and Restated Bylaws of i2 (incorporated by
                    reference to Exhibit 3.1 to the Form 10-Q).
      4.1        --   Specimen Common Stock Certificate (incorporated by
                    reference to Exhibit 4.1 of i2's Registration Statement
                      of Form S-1 (Reg. No. 333-1752).
      5.1*       --   Opinion of Brobeck, Phleger & Harrison LLP regarding
                    the legality of the securities being issued.
      8.1*       --   Opinion of Brobeck, Phleger & Harrison LLP regarding
                      certain tax matters.
      8.2*       --   Opinion of Gray Cary Ware & Freidenrich LLP regarding
                      certain tax matters.
     10.1        --   Form of Registration Rights Agreement dated April 1,
                    1996, by and among i2, Sanjiv S. Sidhu and Sidhu-Singh
                      Family Investments, Ltd. (filed as Exhibit 10.2 to i2's
                      Registration Statement on Form S-1 (Reg. No. 333-1752)
                      (the "Form S-1"))
     10.2        --   1995 Stock Option/Stock Issuance Plan (filed as Exhibit
                    10.3 to i2's Registration Statement on Form S-8 (Reg. No.
                      333-53667) (the "1998 S-8")).
     10.3        --   Form of Indemnification Agreement by and between i2 and
                    each of its officers and directors (filed as Exhibit 10.4
                      to the Form S-1).
     10.4        --   Form of Employee Proprietary Information Agreement by
                    and between i2 and each of its employees (filed as
                      Exhibit 10.9 to the Form S-1).
     10.5        --   Lease Agreement dated July 14, 1995, by and between i2
                    and TRST Irving, Inc. (filed as Exhibit 10.10 to the Form
                      S-1).
     10.6        --   Lease Agreement dated June 29, 1990, as amended, by and
                    between i2 and Park West E-2 Associates (filed as Exhibit
                      10.11 to the Form S-1).
     10.7#       --   Software License Agreement dated August 31, 1995, by
                    and between i2 and Minnesota Mining and Manufacturing
                      (filed as Exhibit 10.12 to the Form S-1).

    EXHIBIT
     NUMBER                             EXHIBIT TITLE
    -------                             -------------
     10.8        --   Second Amendment of Lease Agreement dated as of
                    February 23, 1996, by and between i2 and TRST Irving,
                      Inc. (filed as Exhibit 10.1 to i2's Quarterly Report on
                      Form 10-Q for the quarter ended March 31, 1996).
     10.9        --   Third Amendment to Lease Agreement dated as of July 25,
                    1996, by and between i2 and TRST Irving, Inc. (filed as
                      Exhibit 10.1 to i2's Quarterly Report on Form 10-Q for
                      the quarter ended September 30, 1996 (the "September
                      1996 10-Q")).
     10.10       --   Fifth Amendment to Lease Agreement dated as of August
                    29, 1996, by and between i2 and Principal Mutual Life
                      Insurance Company (filed as Exhibit 10.2 to the
                      September 1996 10-Q).
     10.11       --   Fourth Amendment to Lease Agreement dated as of
                    December 19, 1996, by and between i2 and TRST Irving,
                      Inc. (filed as Exhibit 10.17 to i2's Annual Report on
                      Form 10-K for the year ended December 31, 1996).
     10.12       --   Registration Rights Agreement dated May 15, 1997, by
                    and among i2 and each of the former stockholders of Think
                      Systems Corporation (filed as Exhibit 99.3 to i2's
                      Current Report on Form 8-K dated May 15, 1997 (the "May
                      1997 8-K")).
     10.13       --   Registration Rights Agreement dated May 15, 1997, by
                    and between i2 and each of the former stockholders of
                      Optimax Systems Corporation (filed as Exhibit 99.4 to
                      the May 1997 8-K).
     10.14       --   Employee Stock Purchase Plan (filed as Exhibit 99.8 to
                    i2's Registration Statement on Form S-8 (Reg. No.
                      333-03703)).
     10.15       --   International Employee Stock Purchase Plan (filed as
                    Exhibit 99.1 to i2's Registration Statement on Form S-8
                      (Reg. No. 333-27009)).
     10.16       --   Think Systems Corporation 1996 Incentive Stock Plan
                    (filed as Exhibit 99.3 to i2's Registration Statement on
                      Form S-8 (Reg. No. 333-28147) (the "Think/Optimax
                      S-8")).
     10.17       --   Think Systems Corporation 1997 Incentive Stock Plan
                    (filed as Exhibit 99.1 to the Think/Optimax S-8).
     10.18       --   Optimax Systems Corporation Stock Option Plan (filed as
                    Exhibit 99.10 to the Think/ Optimax S-8).
     10.19       --   InterTrans Logistics Solutions Limited 1997 Stock
                    Incentive Plan (filed as Exhibit 99.7 to the 1998 S-8).
     16.1        --   Letter from Ernst & Young LLP dated April 16, 1999
                    (filed as Exhibit 16.1 to i2's Current Report on Form 8-K
                      dated April 21, 1999).
     21.1        --   List of Subsidiaries of i2 (filed as Exhibit 21.1 to
                    i2's Annual Report on Form 10-K for the year ended
                      December 31, 1998).
     23.1*       --   Consent of Ernst & Young LLP with respect to i2's
                      financial statements.
     23.2*       --   Consent of Ernst & Young LLP with respect to SMART's
                      financial statements.
     23.3*       --   Consent of Brobeck, Phleger & Harrison LLP (included in
                    Exhibit 5.1 and Exhibit 8.1).
     23.4*       --   Consent of Gray Cary Ware & Freidenrich LLP (included
                      in Exhibit 8.2).
     24.1*       --   Power of Attorney (see page II-5).
     27.1        --   Financial Data Schedule of i2 (filed as Exhibit 27.1 to
                    i2's Quarterly Report on Form 10-Q for the quarter ended
                      March 31, 1999).
     99.1*       --   Form of Written Consents for holders of SMART Common
                      Stock.
     99.2*       --   Form of Written Consents for holders of SMART Series A
                      Preferred Stock.

    EXHIBIT
     NUMBER                             EXHIBIT TITLE
    -------                             -------------
     99.3*       --   Form of Written Consents for holders of SMART Series B
                      Preferred Stock.
     99.4*       --   Form of Written Consents for holders of SMART Series C
                      Preferred Stock.

---------------

 *Filed herewith.

# Confidential treatment previously granted.

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by person who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          (2) that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request; and

          (4) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on this 28 day of May, 1999.

                                            i2 TECHNOLOGIES, INC.

                                            By:     /s/ SANJIV S. SIDHU
                                              ----------------------------------
                                                       Sanjiv S. Sidhu,
                                               Chairman of the Board and Chief
                                                      Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sanjiv S. Sidhu and William M. Beecher and each of them acting individually, as such person's true and lawful attorneys-in-fact and agents, each with full power of substitution, for such person, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

                 /s/ SANJIV S. SIDHU                   Chairman of the Board and Chief    May 28, 1999
-----------------------------------------------------    Executive Officer (Principal
                   Sanjiv S. Sidhu                       Executive Officer)

               /s/ WILLIAM M. BEECHER                  Executive Vice President,          May 28, 1999
-----------------------------------------------------    Operations, and Chief
                 William M. Beecher                      Financial Officer (Principal
                                                         Financial and Accounting
                                                         Officer)

               /s/ SANDEEP R. TUNGARE                  President, Demand Management and   May 28, 1999
-----------------------------------------------------    Director
                 Sandeep R. Tungare

                 /s/ HARVEY B. CASH                    Director                           May 28, 1999
-----------------------------------------------------
                   Harvey B. Cash

               /s/ THOMAS J. MEREDITH                  Director                           May 28, 1999
-----------------------------------------------------
                 Thomas J. Meredith

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                 EXHIBIT TITLE
        -------                                 -------------
          2.1*           --   Agreement and Plan of Merger and Reorganization dated
                            as of May 12, 1999, by and among i2 Technologies, Inc.
                              ("i2"), Intelligent Acquisition Corp. and Sales
                              Marketing Administration Research Tracking
                              Technologies, Inc. ("SMART") (attached as Appendix A to
                              the consent solicitation/prospectus contained in this
                              Registration Statement).
          2.2*           --   Escrow Agreement to be entered into by and among Chase
                            Bank of Texas, N.A., i2 and William P. Wood (attached as
                              Appendix B to the consent solicitation/prospectus
                              contained in this Registration Statement).
          3.1            --   Restated Certificate of Incorporation of i2 as
                            currently in effect (incorporated by reference to Exhibit
                              3.2 to i2's Quarterly Report on Form 10-Q for the
                              quarter ended September 30, 1998 (the "Form 10-Q")).
          3.2            --   Amended and Restated Bylaws of i2 (incorporated by
                            reference to Exhibit 3.1 to the Form 10-Q).
          4.1            --   Specimen Common Stock Certificate (incorporated by
                            reference to Exhibit 4.1 of i2's Registration Statement
                              of Form S-1 (Reg. No. 333-1752).
          5.1*           --   Opinion of Brobeck, Phleger & Harrison LLP regarding
                            the legality of the securities being issued.
          8.1*           --   Opinion of Brobeck, Phleger & Harrison LLP regarding
                              certain tax matters.
          8.2*           --   Opinion of Gray Cary Ware & Freidenrich LLP regarding
                              certain tax matters.
         10.1            --   Form of Registration Rights Agreement dated April 1,
                            1996, by and among i2, Sanjiv S. Sidhu and Sidhu-Singh
                              Family Investments, Ltd. (filed as Exhibit 10.2 to i2's
                              Registration Statement on Form S-1 (Reg. No. 333-1752)
                              (the "Form S-1"))
         10.2            --   1995 Stock Option/Stock Issuance Plan (filed as Exhibit
                            10.3 to i2's Registration Statement on Form S-8 (Reg. No.
                              333-53667) (the "1998 S-8")).
         10.3            --   Form of Indemnification Agreement by and between i2 and
                            each of its officers and directors (filed as Exhibit 10.4
                              to the Form S-1).
         10.4            --   Form of Employee Proprietary Information Agreement by
                            and between i2 and each of its employees (filed as
                              Exhibit 10.9 to the Form S-1).
         10.5            --   Lease Agreement dated July 14, 1995, by and between i2
                            and TRST Irving, Inc. (filed as Exhibit 10.10 to the Form
                              S-1).
         10.6            --   Lease Agreement dated June 29, 1990, as amended, by and
                            between i2 and Park West E-2 Associates (filed as Exhibit
                              10.11 to the Form S-1).
         10.7#           --   Software License Agreement dated August 31, 1995, by
                            and between i2 and Minnesota Mining and Manufacturing
                              (filed as Exhibit 10.12 to the Form S-1).
         10.8            --   Second Amendment of Lease Agreement dated as of
                            February 23, 1996, by and between i2 and TRST Irving,
                              Inc. (filed as Exhibit 10.1 to i2's Quarterly Report on
                              Form 10-Q for the quarter ended March 31, 1996).
         10.9            --   Third Amendment to Lease Agreement dated as of July 25,
                            1996, by and between i2 and TRST Irving, Inc. (filed as
                              Exhibit 10.1 to i2's Quarterly Report on Form 10-Q for
                              the quarter ended September 30, 1996 (the "September
                              1996 10-Q")).

        EXHIBIT
         NUMBER                                 EXHIBIT TITLE
        -------                                 -------------
         10.10           --   Fifth Amendment to Lease Agreement dated as of August
                            29, 1996, by and between i2 and Principal Mutual Life
                              Insurance Company (filed as Exhibit 10.2 to the
                              September 1996 10-Q).
         10.11           --   Fourth Amendment to Lease Agreement dated as of
                            December 19, 1996, by and between i2 and TRST Irving,
                              Inc. (filed as Exhibit 10.17 to i2's Annual Report on
                              Form 10-K for the year ended December 31, 1996).
         10.12           --   Registration Rights Agreement dated May 15, 1997, by
                            and among i2 and each of the former stockholders of Think
                              Systems Corporation (filed as Exhibit 99.3 to i2's
                              Current Report on Form 8-K dated May 15, 1997 (the "May
                              1997 8-K")).
         10.13           --   Registration Rights Agreement dated May 15, 1997, by
                            and between i2 and each of the former stockholders of
                              Optimax Systems Corporation (filed as Exhibit 99.4 to
                              the May 1997 8-K).
         10.14           --   Employee Stock Purchase Plan (filed as Exhibit 99.8 to
                            i2's Registration Statement on Form S-8 (Reg. No.
                              333-03703)).
         10.15           --   International Employee Stock Purchase Plan (filed as
                            Exhibit 99.1 to i2's Registration Statement on Form S-8
                              (Reg. No. 333-27009)).
         10.16           --   Think Systems Corporation 1996 Incentive Stock Plan
                            (filed as Exhibit 99.3 to i2's Registration Statement on
                              Form S-8 (Reg. No. 333-28147) (the "Think/Optimax
                              S-8")).
         10.17           --   Think Systems Corporation 1997 Incentive Stock Plan
                            (filed as Exhibit 99.1 to the Think/Optimax S-8).
         10.18           --   Optimax Systems Corporation Stock Option Plan (filed as
                            Exhibit 99.10 to the Think/Optimax S-8).
         10.19           --   InterTrans Logistics Solutions Limited 1997 Stock
                            Incentive Plan (filed as Exhibit 99.7 to the 1998 S-8).
         16.1            --   Letter from Ernst & Young LLP dated April 16, 1999
                            (filed as Exhibit 16.1 to i2's Current Report on Form 8-K
                              dated April 21, 1999).
         21.1            --   List of Subsidiaries of i2 (filed as Exhibit 21.1 to
                            i2's Annual Report on Form 10-K for the year ended
                              December 31, 1998).
         23.1*           --   Consent of Ernst & Young LLP with respect to i2's
                              financial statements.
         23.2*           --   Consent of Ernst & Young LLP with respect to SMART's
                            financial statements.
         23.3*           --   Consent of Brobeck, Phleger & Harrison LLP (included in
                            Exhibit 5.1 and Exhibit 8.1).
         23.4*           --   Consent of Gray Cary Ware & Freidenrich LLP (included
                              in Exhibit 8.2).
         24.1*           --   Power of Attorney (see page II-5).
         27.1            --   Financial Data Schedule of i2 (filed as Exhibit 27.1 to
                            i2's Quarterly Report on Form 10-Q for the quarter ended
                              March 31, 1999).
         99.1*           --   Form of Written Consents for holders of SMART Common
                              Stock.
         99.2*           --   Form of Written Consents for holders of SMART Series A
                              Preferred Stock.
         99.3*           --   Form of Written Consents for holders of SMART Series B
                              Preferred Stock.
         99.4*           --   Form of Written Consents for holders of SMART Series C
                              Preferred Stock.

---------------

 *Filed herewith.

# Confidential treatment previously granted.